As filed with the Securities and Exchange Commission on January 27, 2023

Securities Act File No. 333-261775

File No. 814-01471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

Oaktree Strategic Credit Fund

(Exact Name of Registrant as Specified in Charter)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices)

(213) 830-6300

(Registrant’s Telephone Number, including Area Code)

Mary Gallegly

Oaktree Strategic Credit Fund

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name and Address of Agent for Service)

WITH COPIES TO:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☒

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (No. 333-261775) (as amended, the “Registration Statement”) of Oaktree Strategic Credit Fund (the “Registrant”) is filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material changes to the Registrant’s Prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.

PROSPECTUS

Oaktree Strategic Credit Fund

Class S, Class D and Class I Shares

Maximum Offering of $5,000,000,000

Oaktree Strategic Credit Fund is a Delaware statutory trust that seeks to invest primarily in a diversified portfolio of private debt across industries and transaction types, targeting bespoke, highly negotiated loans and private equity-related financings such as those backing leveraged buyouts. Our investment objective is to generate stable current income and long-term capital appreciation. We seek to achieve our investment objective by primarily investing in private debt opportunities. Throughout this prospectus, we refer to Oaktree Strategic Credit Fund as the “Fund,” “we,” “us” or “our”.

We are a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are externally managed by our adviser, Oaktree Fund Advisors, LLC (the “Adviser”). The Adviser is an affiliate of Oaktree Capital Management, L.P., a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and a subsidiary of Oaktree Capital Group, LLC. We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended.

We are offering on a continuous basis up to $5,000,000,000 of our common shares of beneficial interest (“Common Shares”). We are offering to sell any combination of three classes of Common Shares: Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares equals our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Brookfield Oaktree Wealth Solutions LLC, the distribution manager for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 28 of this prospectus. Also consider the following:

•	We have a limited operating history and there is no assurance that we will achieve our investment objective.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•

We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•

We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors—Investment-Related Risks—Both our portfolio companies and the Fund may be leveraged.”

•

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, which means that we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the “Regulation Best Interest” standard to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$5,000,000,000	$5,000,000,000
Class S Shares, per Share	$23.23	$1,666,666,667
Class D Shares, per Share	$23.23	$1,666,666,667
Class I Shares, per Share	$23.23	$1,666,666,667

(1)

Class S shares, Class D shares and Class I shares were initially offered at $25.00 per share, and are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of December 31, 2022.

(2)

No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the distribution manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)

The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071, calling us at (213) 830-6300 or visiting our corporate website located at https://osc.brookfieldoaktree.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

The date of this prospectus is January 27, 2023

i

SUITABILITY STANDARDS

Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:

Alabama—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.

California—California residents may not invest more than 10% of their liquid net worth in us.

Idaho—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us will not exceed 10% of their liquid net worth.

Iowa—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded business development companies (“BDCs”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).

Kansas—It is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other non-traded business development companies to not more than 10% of their liquid net worth. For these purposes, liquid net worth will be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.

Missouri—In addition to the suitability standards set forth above, Missouri residents may not invest more than 10% of their liquid net worth in us.

Nebraska—Nebraska investors must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.

New Jersey—New Jersey investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.

Ohio—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in us, our affiliates of the issuer and in any other non-traded BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities.

Oklahoma—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.

Oregon—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

Puerto Rico—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

Tennessee—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.

Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the Investment Company Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. See “Risk Factors—Market, Legal and Regulatory Risks—Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objective.” for additional information.

In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt, state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard also requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

ABOUT THIS PROSPECTUS

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at https://www.osc.brookfieldoaktree.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

The words “we,” “us,” “our” and the “Fund” refer to Oaktree Strategic Credit Fund, together with its consolidated subsidiaries.

Unless otherwise noted, numerical information relating to Oaktree (as defined below) and the Fund is approximate as of September 30, 2022.

Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUMMARY

This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is Oaktree Strategic Credit Fund?

A:

We are a Delaware statutory trust formed on November 24, 2021. We are a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are externally managed by our adviser, Oaktree Fund Advisors, LLC (the “Adviser” and, collectively with its affiliates, “Oaktree”). The Fund is part of Oaktree’s Private Credit strategy, which is a combination of Oaktree’s Strategic Credit and U.S. Private Debt strategies.

Q:	Who is Oaktree?

The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and is a subsidiary of Oaktree Capital Group, LLC (“OCG”). As an affiliate of OCM, the Adviser has access to the resources of OCM, including its investment professionals. A number of the senior executives and investment professionals of Oaktree have been investing together for over 35 years and have generated impressive investment performance through multiple market cycles. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, real estate, convertible securities and listed equities. As of September 30, 2022, Oaktree had approximately $163 billion of assets under management. The Adviser is registered with the SEC as an investment adviser under the Advisers Act.

In 2019, Brookfield Corporation (formerly known as Brookfield Asset Management, Inc., collectively with its affiliates, “Brookfield”) acquired a majority economic interest in OCG. OCG operates as an independent business within Brookfield, with its own product offerings and investment, marketing and support teams. Brookfield is a leading global alternative asset manager with over a 100 year history and over $750 billion of assets under management (inclusive of OCG) across a broad portfolio of real estate, infrastructure, renewable power, credit and private equity assets.

Oaktree’s primary firm-wide goal is to achieve attractive returns while bearing less than commensurate risk. We believe that we can achieve this goal by taking advantage of market inefficiencies in which financial markets and their participants fail to accurately value assets or fail to make available to companies the capital that they reasonably require.

Our objective is to bring Oaktree’s leading credit investment platform to the non-exchange traded BDC industry.

Q:	What is your investment objective?

A:	Our investment objective is to generate stable current income and long-term capital appreciation.

Q:	What is your investment strategy?

A:	We seek to meet our investment objective by primarily investing in private debt opportunities and by:

•

utilizing the experience and expertise of the management team of the Adviser in areas ranging from performing credit to distressed debt, over multiple market cycles, along with the broader resources of Oaktree, in sourcing, evaluating and structuring transactions, and Oaktree’s long-standing relationships with sponsors, management teams, capital raising advisors and issuers;

•

employing a disciplined credit underwriting process centered on risk control and focused on principal protection and loss avoidance, primarily investing in private debt of medium-sized companies, in loans with asset coverage ratios that the Adviser believes provide appropriate credit protection, and also seeking financial protections, including linking additional funding to achievement of credit de-risking milestones where the Adviser believes necessary;

•

curating a diversified portfolio of private debt across industries and transaction types such as leveraged buyout (“LBO”)-related financings and bespoke, highly negotiated loans, with opportunistic investments in discounted, high-quality public investments to enhance total return in times of significant market dislocation; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Q:	What types of investments do you intend to make?

A:

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments of varying maturities. “Credit investments” for this purpose includes the investments listed below other than investments in preferred stock, publicly traded or privately placed equity securities, warrants and options with respect to equity securities, money market mutual funds, cash and cash equivalents and equity of special purpose entities, which investments will not, in the aggregate, exceed 20% of our total assets under normal circumstances. For purposes of our 80% policy, we value any credit investments that are derivative instruments based on their market value.

Most of our investments will be in private U.S. companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest to some extent in European and other non-U.S. companies. In addition, to enhance overall returns, we may also pursue attractive, publicly-traded debt investments, including opportunistically investing in discounted, high-quality investments that may result from broad market dislocations or specific situational challenges.

Once we have invested a substantial amount of proceeds from this offering, under normal circumstances we expect that our portfolio and investing activities will predominantly include:

•

loans made directly to non-U.S. and U.S. borrowers, which may be long-term or short-term, secured or unsecured, “covenant-lite” (that is, lacking financial maintenance covenants), and may or may not have an equity component attached;

•

all types of publicly traded or privately placed debt securities and other obligations such as bank loans and participations, equipment trust certificates, mortgages, mezzanine debt or deeds of trust on real property and trade credit;

•	preferred stock;

•	publicly traded or privately placed equity securities, including common stock and preferred stock (including convertible preferred stock), as well as warrants with respect to such equity securities;

•	bridge financings to portfolio companies to facilitate buy-outs or acquisitions;

•	investments in the “when-issued” trading market, a market for conditional trades in securities that have been authorized but not yet issued;

•	follow-on, mutually reinforcing investments intended to result in a more successful business entity;

•

collateralized loan obligation vehicles (“CLOs”), commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other structured products, including investments in junior and/or equity tranches of such products;

•	securities or obligations of non-U.S. entities;

•	debt and equity securities acquired through tender offers;

•	options and warrants;

•	short sale transactions for hedging purposes;

•

temporary investments in one or more unaffiliated money market mutual funds or directly in certificates of deposit, commercial paper, interest-bearing government securities, repurchase contracts and other short-term instruments;

•	cash, cash equivalents and other liquid investments held in reserve;

•

all or a substantial portion of the equity of one or more special purpose entities formed for the purpose of purchasing the assets of a company directly, including in connection with sales under section 363 of the U.S. Bankruptcy Code; and

•	other investment techniques the Adviser believes will help achieve our investment objective.

We expect most of our debt investments will be unrated; however, some of our debt investments may be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than “BBB-” by Standard & Poor’s Global Ratings). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

Because the Fund is intended to be an opportunistic investment vehicle, the composition of our portfolio may change with market conditions. We may invest across the capital structure, in both liquid and illiquid securities and obligations, which we believe should allow the Fund to access attractive risk-reward opportunities as they arise in all types of investments. In addition, our debt investments will have varying maturities, and the maturity of our newly originated debt investments, in particular, will be driven by market dynamics at the time of investment and will change over time. There is no limit on the maturity or duration of any security we may hold in our portfolio.

Subject to the limitations of the Investment Company Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Oaktree funds. From time to time, we may co-invest with other Oaktree funds. See “Investment Objective and Strategies—Allocation of Investment Opportunities— Exemptive Relief.”

Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:

An originated loan is a loan where we lend directly to the borrower and hold the loan on our own or only with other Oaktree affiliates or sometimes with a small number of other unaffiliated direct lenders. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold to other investors. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	What competitive strengths does the Adviser offer?

A:

Oaktree has a long-standing global presence, with three decades of experience investing in credit products in periods of both market strength and distress. Oaktree has an integrated investment approach and a disciplined credit underwriting process centered on risk control.

We believe that Oaktree’s defining characteristic is its adherence to the highest professional standards, which has yielded several important benefits. First and foremost, this characteristic has allowed Oaktree to attract and retain an experienced group of investment professionals (the “Investment Professionals”) as well as accounting, valuation, legal, compliance and other administrative professionals. As of September 30, 2022, Oaktree had more than 1,050 professionals in 20 cities and 14 countries, including a deep and broad credit platform drawing from more than 350 highly experienced investment professionals with significant origination, structuring and underwriting expertise. In particular, the Private Credit group that is primarily responsible for implementing the Fund’s investment strategy consists of a deep and experienced team of Investment Professionals led by Armen Panossian, the Fund’s Chief Executive Officer and Chief Investment Officer, who focuses on the investment strategy employed by the Adviser and certain of its affiliates.

The Adviser and its affiliates aim to attract, motivate and retain talented employees (both Investment Professionals and accounting, valuation, legal, compliance and other administrative professionals) by making them active participants in, and beneficiaries of, the platform’s success. In addition to competitive base salaries, all of the Adviser’s investment professionals share in a discretionary bonus pool. An employee’s participation in the bonus pool is based on the overall success of the Adviser and its affiliates and the individual employee’s performance and level of responsibility.

In addition, our Adviser’s investment team has long-standing relationships with sponsors, management teams, capital-raising advisors and issuers, as well as brokers, banks and other market participants. These institutional relationships have been instrumental in strengthening access to trading opportunities, to understanding the current market, and to executing the investment team’s investment strategies.

Q:	What is the market opportunity?

A:	We believe that there are and will continue to be significant investment opportunities in the asset classes discussed above.

Private Lending Opportunities. We believe that the market for lending to private companies is underserved and presents a compelling investment opportunity. We intend to focus on private lending opportunities in the following key areas:

•

Stressed Sector/Rescue Lending. Individual businesses or sectors experiencing stress or reduced access to capital can create attractive private lending opportunities. Broad market weakness or sector-specific issues can constrain borrowers’ access to capital. Further, certain factors such as regulation may cause entire industries (e.g., energy) to be rebuffed by more traditional debt financing sources (e.g., commercial banks) such that both financially sound and distressed borrowers lose access to capital. Oftentimes, by sifting through an industry issuer-by-issuer, the Investment Professionals can identify attractive investment opportunities that are over-secured by valuable assets. Examples of these opportunities may include debtor-in-possession loans or loans to companies in need of capital to bolster liquidity or to address near-term maturities.

•

Situational Lending. Certain businesses may present challenges for traditional lenders to understand or value, thus presenting attractive lending opportunities for the Fund. Prospective borrowers with little-to-no revenue or EBITDA may be unable to secure financing from traditional lenders. In these instances, a debt-to-EBITDA approach may not be appropriate, instead requiring a value-oriented approach that involves targeting low LTVs and negotiating bespoke covenants, contingencies and terms that help mitigate business-specific risks. Examples of these opportunities may include life sciences companies that have revenue-generating drugs and hard assets, but reinvest that capital into research and development for promising new products.

•

Sponsor-Related Financings. Financing for private equity firms is one of the most active areas of opportunity given the abundance of dry powder, including those opportunities related to LBOs and refinancings. The Investment Professionals have many longstanding relationships with blue-chip sponsors, and generally favor those that view their portfolio companies as long-term partners and those that specialize in certain industries where they have subject matter expertise. In addition, the Investment Professionals have historically favored sponsors that have demonstrated a willingness to invest large amounts of equity, which provides enhanced downside protection. Examples of these opportunities may include financings for software- or healthcare-focused private equity firms.

•

Secondary Private Loans and Loan Portfolios. With increasing frequency, some lenders and leverage providers are offering to sell individual loans or portfolios of loans. Several drivers may force these sellers to offload portfolios, such as performance concerns, near-term liquidity needs, leverage pressures or regulatory capital requirements. With our anticipated capital levels and the Adviser’s firsthand experience in workouts and restructurings, the Fund can purchase loans at attractive levels, often well below their assessed values. Examples of these opportunities may come from banks seeking to reduce geographic or sector concentration or BDCs seeking to resolve leverage issues driven by troubled performance.

Opportunities in Public Markets. Certain factors may also drive opportunities for the Fund in the public market and will allow the Fund to leverage Oaktree’s broader credit platform and decades of credit investing experience. These factors may include:

•

Macro Factors. Macro factors that drive market dislocations can ripple through the global economy and include sovereign debt crises, political elections, global pandemics, and other unexpected geopolitical events. These factors drive highly correlated “risk on” and “risk off” market swings and frequently result in the indiscriminate selling of securities and obligations at prices that the Investment Professionals believe are well below their intrinsic values.

•

Industry Headwinds. Select industries may face secular challenges or may fall out of favor due to a variety of factors such as evolving technology or regulation. These headwinds can cause the debt of financially sound and distressed companies alike to trade lower, potentially allowing the Investment Professionals to identify mispriced opportunities.

•

Company Characteristics. Company-specific factors that drive market dislocations include over-leveraged balance sheets, near-term liquidity or maturity issues, secular pressures, acute shock to company operations (including from government shutdowns of company operations), asset-light businesses and new or relatively small issuers. These factors may result in mispriced securities or obligations or require a highly structured direct loan.

Q:	Why do you intend to invest in liquid credit investments in addition to originated loans?

A:

We believe that our liquid credit investments will help maintain liquidity to satisfy any share repurchases we choose to make and manage cash before investing subscription proceeds into originated loans while also seeking attractive investment returns. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for the Fund.

Q:	How will you identify investments?

A:

The Adviser has several resources for originating new opportunities that grant the Investment Professionals a comprehensive view of the actionable investment universe. From this universe, the Adviser can then select the most attractive opportunities for the Fund. In addition to its dedicated group of sourcing professionals, the Adviser will also leverage its global market presence and relationships with affiliates, advisers, sponsors, banks, management teams, capital-raising advisers, trading desks and other sources to gain access to opportunities. The Adviser is a trusted partner to financial sponsors and management teams based on its market reputation, relationship-based approach, long-term investment orientation and focus on lending across economic cycles. We believe this will give the Fund access to proprietary deal flow and “first looks” at investment opportunities and that the Fund is well-positioned for difficult and complex transactions.

Q:	Will you use leverage?

A:

Yes. To seek to enhance our returns, we use and expect to continue to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act, which currently allows us to borrow up to a 2:1 debt-to-equity ratio. We use leverage in the form of borrowings, including loans from certain financial institutions, and also may issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage is expected to be applied on a position-by-position basis, meaning little-to-no leverage may be applied to certain investments, while others may have more leverage applied. Any such leverage would also be expected to increase the total capital available for investment by the Fund. Additionally, some of our portfolio companies may be highly leveraged. See “Risk Factors.”

Q:	How will the Fund be allocated investment opportunities?

A:	Oaktree, including the Adviser, provides investment management services to other BDCs, investment funds, client accounts and proprietary accounts that Oaktree may establish (“Other Oaktree Funds”).

The Fund may share in investment opportunities presented to one or more of the Other Oaktree Funds, and one or more Other Oaktree Funds may share in investment opportunities presented to the Fund, in each case to the extent that Oaktree in good faith deems such an allocation to be prudent or equitable. As between a closed-end fund or account that is in its investment period and the Fund or another open-end fund or account or publicly listed BDC (which typically does not have a limit on total size) with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period), subject to a good faith determination by Oaktree that a different allocation would be prudent or equitable. In order for Oaktree and its affiliates, including the Adviser, to fulfill their fiduciary duties to each of their clients, Oaktree has put in place an investment allocation policy that seeks to ensure the fair and equitable allocation of investment opportunities over time between the Fund and Other Oaktree Funds and to address the co-investment restrictions set forth under the Investment Company Act. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for a discussion of the factors Oaktree will consider in determining prudent or equitable allocations of investment opportunities.

In addition, as a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside other clients.

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. The Adviser has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or BDC’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order (the “Exemptive Relief”). Pursuant to the Exemptive Relief, our board of trustees (the “Board of Trustees” and each member of the Board of Trustees, a “Trustee”) has established objective criteria (“Board Criteria”) clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with one or more other Oaktree-managed funds or accounts that target similar assets. Each potential co-investment opportunity that falls under the terms of the Exemptive Relief and is appropriate for the Fund and any affiliated fund or account, and that satisfies the then-current Board Criteria, will be offered to the Fund and such other eligible funds and accounts. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their proposed order size, and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on the investment proposed by the applicable investment adviser to such participant, up to the amount proposed to be invested by each, which is reviewed and approved by an independent committee of legal, compliance and accounting professionals at the Adviser.

Q:	How is an investment in shares of your Common Shares different from an investment in shares of listed BDCs?

A:	An investment in our common shares of beneficial interest (“Common Shares”) generally differs from an investment in shares of listed BDCs in a number of ways, including:

•

Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. Our Board of Trustees, rather than the “market,” determined the initial offering price of our shares in its sole discretion after considering the initial public offering prices per share of other blind pool non-traded BDCs. The estimated value of our assets and liabilities is used to determine our net asset value (“NAV”) following June 1, 2022, the date on which the Fund broke escrow for the offering of its Common Shares (the “Escrow Break Date”). The NAV of non-traded BDCs may be subject to volatility related to the values of their underlying loans as opposed to other conditions that may impact public markets.

•

An investment in our shares has limited or no liquidity outside of our share repurchase program and our share repurchase program may be modified, suspended or terminated. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.

•	Some listed BDCs are self-managed, whereas our investment operations are managed by the Adviser, which is part of Oaktree.

•

Unlike the offering of a listed BDC, this offering is registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Declaration of Trust limits the fees we may pay to the Adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights.

Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded BDCs are subject to the requirements of the Investment Company Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	For whom may an investment in your Common Shares be appropriate?

A:	An investment in our Common Shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards;”

•	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments;

•	wish to obtain the potential benefit of long-term capital appreciation; and

•	are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly or in the near future.

We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter in our discretion. See “Share Repurchase Program.”

Q:	Are there any risks involved in buying your Common Shares?

A:

Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	We have a limited operating history and there is no assurance that we will achieve our investment objective.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•

We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•

We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors—Investment-Related Risks—both our portfolio companies and Fund may be leveraged” for additional information.

•

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), which means that we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	Do you currently own any investments?

A:

Yes. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Portfolio Companies,” the financial statements included elsewhere in this prospectus and our periodic reports under the Exchange Act and www.osc.brookfieldoaktree.com for information on our investments.

Q:	What is the role of your Board of Trustees?

A:

We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. We have 5 Trustees, 4 of whom have been determined to be independent of us, the Adviser, Oaktree and its affiliates (“independent Trustees”). Our independent Trustees are responsible for reviewing the performance of the Adviser and approving the compensation paid to the Adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”

Q:	What is the difference between the Class S, Class D and Class I Common Shares being offered?

A:

We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, which are similar to sales commissions. In addition, although no upfront sales loads be paid with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.

Assuming a constant NAV per share of $25.00, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0

Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

If you are eligible to purchase all three classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services.

Q:	What is the per share purchase price?

A:	Shares are sold at the then-current NAV per share, as described below.

Q:	How will your NAV per share be calculated?

A:	Our NAV will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.

Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Securities that are not publicly traded or for which market prices are not readily available will be valued at fair value as determined in good faith by the Adviser as the Board of Trustees’ valuation designee pursuant to Rule 2a-5 under the Investment Company Act. The Adviser will determine the fair value of each of our investments and our NAV per share each month. See “Determination of Net Asset Value.”

Q:	Is there any minimum investment required?

A:

The minimum initial investment in our Class S and Class D shares is $2,500, and the minimum investment in our Class I shares is $1,000,000. The minimum subsequent investment in each class of our Common Shares is $500 per transaction, except the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, Brookfield Oaktree Wealth Solutions LLC (the “Distribution Manager”), an SEC registered broker-dealer and a subsidiary of Brookfield, an affiliate of the Adviser, may elect to accept smaller investments in its discretion.

Q:	What is a “best efforts” offering?

A:

This is our initial public offering of our Common Shares, and they are being offered on a “best efforts” basis. A “best efforts” offering means the Distribution Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:

We have registered $5,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	When may I make purchases of shares and at what price?

A:

Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription request effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received, together with a completed subscription agreement with appropriate responses, at least five business days prior to the first day of the month (unless waived by the Distribution Manager).

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available on our website, https://www.osc.brookfieldoaktree.com, generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.

See “How to Subscribe” for more details.

Q:	When will the NAV per share be available?

A:

We will report our NAV per share as of the last day of each month on our website, https://www.osc.brookfieldoaktree.com, generally within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe. If a subscription request is received less than five business days prior to the first day of the month, unless waived by the Distribution Manager, the subscription request will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your subscription request is executed may be different from the price per share at the time at which you submit your subscription request. For additional information regarding the procedures relating to the purchases of our Common Shares, see “How to Subscribe – Purchase Price”.

For example, if you are subscribing in March, your subscription must be submitted at least five business days prior to April 1. The purchase price for your shares will be the NAV per share determined as of March 31. The NAV per share as of March 31 will generally be available within 20 business days from March 31.

Q:	May I withdraw my subscription request once I have made it?

A:

Yes. Subscribers are not committed to purchase shares at the time their subscription requests are submitted and any subscription may be canceled at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. You may cancel your subscription request by notifying the transfer agent, through your financial intermediary or by notifying Oaktree Strategic Credit Fund directly on our toll-free, automated telephone line, (855) 777-8001.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.

Q:	Will I receive distributions and how often?

A:

We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:	Will the distributions I receive be taxable as ordinary income?

A:

Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends.”

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional shares?

A:

Yes. We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional

Common Shares. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent NAV per share for such shares as of the first calendar day of the month (the “Purchase Date”) following the record date of the distribution. Shareholders will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan; however, all shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the distribution reinvestment plan by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Distribution Reinvestment Plan.”

Q:	Can I request that my shares be repurchased?

A:

Yes, subject to limitations. We have commenced a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of the Fund and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to the Fund and shareholders.

We intend to conduct repurchase offers under the share repurchase program in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares pursuant to tender offers at the expiration of the tender offer (the “Repurchase Date”) at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to an early repurchase deduction of 2% of such NAV (an “Early Repurchase Deduction”). The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What is a business development company, or BDC?

A:

A BDC is a closed-end investment company that has made an election with the SEC to be subject to certain restrictions applicable to investment companies under the Investment Company Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the Investment Company Act, as described in this prospectus, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies. See “Investment Objective and Strategies— Regulation as a BDC.”

Q:	What is a regulated investment company, or RIC?

A:

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•

is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What is a non-exchange traded, perpetual-life BDC?

A:

A non-exchange traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual BDCs. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. A liquidity event includes, but is not limited to, the receipt by shareholders of non-listed equity securities.

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•

in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•

a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, https://www.osc.brookfieldoaktree.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

In addition, our monthly NAV per share is posted on our website promptly after it has become available.

Q:	What fees do you pay to the Adviser?

A:

We have entered into an investment advisory agreement with the Adviser (as amended and restated, the “Investment Advisory Agreement”). We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee.

•

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. The Adviser waived its management fee through November 2022, the first six months following the Escrow Break Date. Substantial additional fees and expenses may also be charged by the Administrator (as defined below) to the Fund, which is an affiliate of the Adviser.

•	The incentive fee consists of two components as follows:

•

The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up that, if achieved, is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income as if the hurdle rate did not apply. The Adviser waived the incentive fee based on income through November 2022, the first six months following the Escrow Break Date.

•

The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each fiscal year in arrears 12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

See “Investment Advisory Agreement, Administrative Agreement and Expense Support Agreement.”

Q:	Who administers the Fund?

A:

Oaktree Fund Administration, LLC, as our administrator (the “Administrator”), provides, or oversees the performance of, administrative and compliance services. We reimburse the Administrator for its costs, expenses and the Fund’s allocable portion of compensation of the Administrator’s personnel and the Administrator’s overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the administration agreement (as amended and restated, the “Administration Agreement”). See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Administration Agreement.”

Q:	What are the offering and servicing costs?

A:

No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Distribution Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Distribution Manager, but the Distribution Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also may pay for these sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The Adviser advanced all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through the Escrow Break Date. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we have entered into with the Adviser (the “Expense Support Agreement”), we are obligated to reimburse the Adviser for such advanced expenses as of the Escrow Break Date. As of September 30, 2022, the Adviser had advanced $1.6 million to the Fund under the Expense Support Agreement. For additional information about the Expense Support Agreement, see “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expense Support Agreement.”

Q:	What are your operating expenses?

A:

We incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”

Q:	What are your policies related to conflicts of interest with Oaktree and its affiliates?

A:

The Adviser and its affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide for us. These conflicts will arise primarily from the involvement of Oaktree in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•

Conflicting Activities. In the ordinary course of its business activities, Oaktree will engage in activities where the interests of certain investment groups within Oaktree or the interests of its clients will conflict with the interests of the shareholders in the Fund. Other present and future activities of Oaktree will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the Investment Company Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund. Investors should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the Investment Company Act, including Section 57(f), and the Advisers Act. The Fund may enter into joint transactions or cross- trades with clients or affiliates of the Adviser to the extent permitted by the Investment Company Act, the Advisers Act and any applicable co-investment order from the SEC. Subject to the limitations of the Investment Company Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt or equity is owned by other Oaktree funds.

•

Fund Co-Investment Opportunities. As a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Oaktree Funds. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the Investment Company Act and any applicable co-investment order issued by the SEC, the Fund may co- invest with Other Oaktree Funds (including co-investment or other vehicles in which Oaktree or its personnel invest and that co-invest with such Other Oaktree Funds) in investments that are suitable for the Fund and one or more of such Other Oaktree Funds. Even if the Fund and any such Other Oaktree Funds and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. The Adviser has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or BDC’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order. Such order may restrict our ability to enter into follow-on investments or other transactions. Pursuant to such order, we may co-invest in a negotiated deal with certain affiliates of the Adviser or certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the Investment Company Act.

•

Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Fund and the Other Oaktree Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the Investment Company Act. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Fund holds securities or loans that are different

(including with respect to their relative seniority) than those held by Other Oaktree Funds, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict.

Further, the Fund is prohibited under the Investment Company Act from participating in certain transactions with certain of its affiliates (including certain portfolio companies of Other Oaktree Funds) without the prior approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of the Fund will be an affiliate of the Fund for purposes of the Investment Company Act and generally the Fund will be prohibited from buying or selling any securities from, or to, such affiliate, absent the prior approval of the Board of Trustees. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The Investment Company Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Fund, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Oaktree to take any particular action could have the effect of benefiting an Other Oaktree Fund (and, incidentally, may also have the effect of benefiting Oaktree) and therefore may not have been in the best interests of, and may be adverse to, the Fund. There can be no assurance that the return on the Fund’s investment will be equivalent to or better than the returns obtained by the Other Oaktree Funds participating in the transaction. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser from a portfolio company in which an Other Oaktree Fund also has an interest to the extent permitted by the Investment Company Act.

•

Other Oaktree Funds; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Adviser and Oaktree provide investment management, advisory and sub-advisory services to the Fund and Other Oaktree Funds. Oaktree will share any investment and sale opportunities with such Other Oaktree Funds and the Fund in accordance with the Advisers Act, and Oaktree’s allocation policies, which generally provide for sharing pro rata based on investments held by the respective funds and the amount of capital available for such investment in the respective funds. Notwithstanding the foregoing, Oaktree may also consider a number of factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for a discussion of the factors Oaktree will consider in determining prudent or equitable allocations of investment opportunities.

In addition, as noted above, the Adviser has received Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or business development company’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof. Each potential co-investment opportunity that falls under the terms of the Exemptive Relief and is appropriate for the Fund and any affiliated fund or account, and that satisfies the Board Criteria, will be offered to the Fund and such other eligible funds and accounts. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their proposed order size, and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on the investment proposed by the applicable investment adviser to such participant, up to the amount proposed to be invested by each, which is reviewed and approved by an independent committee of legal, compliance and accounting professionals at the Adviser.

The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund as of the date of this prospectus. Prospective investors should read the Fund’s offering documents and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed in this prospectus are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	What is the impact of being an “emerging growth company”?

A:

We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected not to use the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	When will I get my detailed tax information?

A:	In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

A:

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C GIDS, Inc. (formerly known as DST Systems, Inc.).

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S Shares	Class D Shares	Class I Shares
Shareholder transaction expenses (fees paid directly from your investment)
Maximum sales load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2.0%	2.0%	2.0%

	Class S Shares	Class D Shares	Class I Shares
Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	—%	—%	—%
Shareholder servicing and/or distribution fees(6)	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	4.86%	4.86%	4.86%
Other expenses(8)	2.32%	2.32%	2.32%
Total annual expenses	9.28%	8.68%	8.43%

(1)

No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

(2)

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to an Early Repurchase Deduction. The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)	Total net assets as of September 30, 2022 employed as the denominator for expense ratio computation is $366.7 million.
(4)	The base management fee paid to our Adviser is calculated each month at an annual rate of 1.25% on of the value of our net assets as of the beginning of the first calendar day of the applicable month.
(5)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•

The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up that, if achieved, is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income as if the hurdle rate did not apply. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash, and excludes the incentive fee and any shareholder servicing and/or distribution fees payable by the Class S Shares and the Class D Shares. As a result, for any calendar quarter, the incentive fee attributable to Pre-Incentive Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter.

•

The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each fiscal year in arrears 12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains. The payment obligation with respect to incentive fees based on realized capital gains will be allocated in the same manner across the Class S shares, Class D shares and Class I shares.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5% in a fiscal year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” for more information concerning the incentive fees.

(6)

Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees, which are similar to sales commissions, to the Distribution Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund may also pay for the sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)

We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 92.5% of our net assets as of September 30, 2022, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 5.25%, which is the approximate cost of borrowings at September 30, 2022. Our ability to incur leverage depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.

(8)

“Other expenses” include accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organization and offering expenses and fees payable to our Trustees, as discussed in “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expenses.” The amount presented in the table estimates the amounts we expect to pay during the 2023 fiscal year. Organizational and offering costs represent approximately 1.4% of other expenses as a percentage of our net assets at September 30, 2022.

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses, (2) the annual return before fees and expenses is 5.0%, (3) the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.

Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$92	$249	$401	$755
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$98	$266	$426	$793

Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$86	$233	$375	$712
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$92	$249	$401	$752

Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$84	$226	$365	$693
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$90	$243	$390	$734

While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this. These examples should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” for information concerning incentive fees.

We have entered into an Expense Support Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. Following any calendar month in which Available Operating Funds exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month, we will pay the amount of such excess, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expense Support Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser. As of September 30, 2022, the Adviser had advanced $1.6 million to the Fund under the Expense Support Agreement.

FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the period shown. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The financial data set forth in the following table for the period ended September 30, 2022 has been audited and is included in the notes to our audited consolidated financial statements included elsewhere in this prospectus. You can review the report of our independent registered accounting firm included with our audited consolidated financial statements contained elsewhere in this prospectus.

	For the period from December 10, 2021 (commencement of operations) to September 30, 2022
	Class I	Class S(7)
Net asset value at beginning of period	$—	$—
Capital contribution	25.00	23.71
Net investment income (1)	1.37	0.46
Net unrealized appreciation (depreciation) (1)(2)	(2.07)	(0.25)
Net realized gains (losses) (1)	0.01	0.01
(Provision) benefit for taxes on realized and unrealized gains (losses) (1)	(0.02)	(0.01)
Distributions of net investment income to shareholders	(0.82)	(0.45)

Net asset value at end of period	$23.47	$23.47

Total return (3)	(2.91)%	0.87%
Common shares outstanding at beginning of the period or the commencement date	1,000	—
Common shares outstanding at end of period	13,040	2,588
Net assets at the beginning of the period or the commencement date	$25,000	$—
Net assets at end of period	$305,989	$60,738
Average net assets (4)	$160,162	$42,587
Ratio of net investment income to average net assets (5)	5.72%	1.93%
Ratio of total expenses to average net assets (5)(8)	4.47%	1.61%
Ratio of net expenses to average net assets (5)	2.37%	0.80%
Ratio of portfolio turnover to average investments at fair value (5)	20.48%	20.48%
Weighted average outstanding debt	$53,565	$53,565
Average debt per share (1)	$7.39	$7.39
Asset coverage ratio (6)	588.97%	588.97%

(1)	Calculated based upon weighted average shares outstanding for the period.
(2)

The amount shown does not correspond with the net unrealized appreciation on investments for the period from December 10, 2021 (commencement of operations) to September 30, 2022 as it includes the effect of the timing of equity issuances.

(3)

Total return is calculated as the change in NAV per share during the period, plus distributions per share or capital activity, if any, divided by the beginning NAV per share, assuming a dividend reinvestment price equal to the NAV per share at the beginning of the period.

(4)	Calculated based upon the weighted average net assets for the period.
(5)	Financial results for the period from December 10, 2021 (commencement of operations) to September 30, 2022 have not been annualized for purposes of this ratio.

(6)	Based on outstanding senior securities of $75.0 million as of September 30, 2022.
(7)	Class S shares commenced on July 1, 2022.
(8)	Total expenses to average net assets is prior to management fee waivers and expense support provided by the Adviser.

RISK FACTORS

Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.

Market, Legal and Regulatory Risks

The outbreak of the epidemics/pandemics could adversely affect the performance of our investments.

Certain countries have been susceptible to epidemics/pandemics, most recently COVID-19. The outbreak of such epidemics/pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and will continue to have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.

We are subject to regulatory oversight and requirements that restrict our activities and increase our cost of doing business.

The Investment Company Act imposes numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the Investment Company Act, BDCs are required to invest at least 70% of their total assets in Qualifying Assets, primarily in private U.S. companies or thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. In addition, in order to qualify as a RIC for U.S. federal income tax purposes, we are required to meet certain source-of-income and asset diversification requirements. These constraints, among others, may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective. See “Certain U.S. Federal Income Tax Considerations.”

Furthermore, any failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against the Fund and/or expose the Fund to claims of private litigants. In addition, upon approval of a majority of our outstanding voting securities as required by the Investment Company Act, we may elect to withdraw our status as a BDC. If we decide to withdraw such election, or if we otherwise fails to qualify, or maintain our qualification as a BDC, we might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions, significantly decrease our operating flexibility and could significantly increase our cost of doing business. In addition, any such failure could cause an event of default under future outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

Certain investments we make may result in reporting and compliance obligations under the applicable regulations of the various jurisdictions in which we make investments. In addition, certain investments we make may subject us and certain of our portfolio companies to a varied and complex body of energy and environmental regulations that both public officials and private individuals may seek to enforce. The costs of compliance will be borne by the Fund. In addition, our investments are or may become subject to regulation by various agencies within or outside the United States. New and existing regulations, changing regulatory schemes and the burdens of regulatory compliance all may have a material negative impact on our performance. Oaktree cannot predict whether new legislation or regulation will be enacted by legislative bodies or governmental agencies, nor can it predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have a material negative impact on our investment performance.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As a result, we have taken advantage of the exemption for emerging growth companies allowing us to temporarily forgo the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if prospective investors will find the Common Shares less attractive because we rely on this exemption. If some prospective investors find the Common Shares less attractive as a result, there may be less of an interest in investing. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of an initial public offering, (ii) in which the Fund has total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of the equity securities that is held by non-affiliates exceeds $700 million as of the end of the prior second fiscal quarter, and (b) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

We are subject to additional risks as a result of being regulated as a BDC and taxed as a RIC.

To qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to shareholders at least 90% of our taxable income each tax year, except that we may retain some or all of our net capital gains, and to designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay corporate-level tax on the retained amount, each U.S. shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the shareholder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax we pay on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the shareholder’s cost basis for its Common Shares.

As a BDC, we may issue “senior securities,” including borrowing money from banks or other financial institutions so long as we meet an asset coverage ratio, as calculated as provided in the Investment Company Act, of at least 150%, after such incurrence or issuance. These requirements limit the amount that we may borrow, may unfavorably limit our investment opportunities and may reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, if any, repay a portion of such indebtedness at a time when such sales may be disadvantageous.

Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. We generally are not able to issue or sell Common Shares at a price below the then-current NAV per Common Share, which may be a disadvantage as compared with other public companies or private investment funds.

If we raise additional funds by issuing more Common Shares or issuing senior securities convertible into, or exchangeable for, Common Shares, the percentage ownership of then-existing shareholders may decline at that time and such shareholders may experience dilution with respect to their percentage ownership. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on terms favorable to the Fund or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The Investment Company Act also may impose restrictions on the structure of any securitization.

The Fund is not registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator but may be required to do so in the future.

To the extent we acquire instruments which are commodity interests, we, the Adviser or another entity involved with the Adviser could be required to register with the CFTC as a commodity pool operator in connection with the Fund’s acquisition of such commodity interests. We anticipate entering into commodity interest transactions, if at all, to a very limited extent solely for hedging purposes or otherwise within the limitations of the applicable CFTC regulations. Accordingly, the Adviser intends to operate the Fund in a manner that will permit the Adviser to rely on an exemption or exclusion from the registration requirements applicable to commodity pool operators and will not be required to deliver a CFTC compliant disclosure document to prospective investors, nor will it be required to provide shareholders with periodic account statements or certified annual reports that satisfy the requirements of CFTC rules that are generally applicable to registered commodity pool operators.

It is possible that, in connection any future strategic transaction or transactions we may enter into, the Adviser may not be able to operate the Fund in a manner that will permit the Adviser to rely on an exemption or exclusion from the registration requirements applicable to commodity pool operators. Under these circumstances, the Adviser would be required to comply with disclosure, reporting, recordkeeping and other regulatory requirements applicable to registered commodity pool operators under the U.S. Commodity Exchange Act and the CFTC rules.

Existing and future financial reform legislation applicable to alternative asset managers and financial institutions more generally could have a material adverse impact on our business and results of operations.

Legal, tax and regulatory changes could occur that may adversely affect the Fund at any time. The legal, tax and regulatory environment for funds that invest in alternative investments is evolving, and changes in the regulation and market perception of such funds, including changes to existing laws and regulations and interpretations thereof and increased criticism of the private equity and alternative asset industry by some politicians, regulators and market commentators, may adversely affect our ability to pursue our investment strategy, our ability to obtain leverage and financing and the value of investments we hold. In recent years, market disruptions and the dramatic increase in the capital allocated to alternative investment strategies have led to increased governmental as well as self-regulatory scrutiny of the alternative investment fund industry in general, and certain legislation proposing greater regulation of the industry periodically is considered by the governing bodies of both U.S. and non-U.S. jurisdictions (including the European Union (“EU”)). It is impossible to predict what, if any, changes may be instituted with respect to the regulations applicable to us, the Adviser, Oaktree, their respective affiliates, the markets in which we and they trade and invest, the shareholders or the counterparties with which we and they do business, or what effect such legislation or regulations might have. There can be no assurance that we, the Adviser, Oaktree or our or their respective affiliates will be able, for financial reasons or otherwise, to comply with future laws and regulations, and any regulations that restrict our ability to implement our investment strategy could have a material adverse impact on our portfolio. To the extent that we or our investments are or may become subject to regulation by various agencies in the United States, Europe (including the U.K.) or other countries, the costs of compliance will be borne by us.

Furthermore, the securities, swaps and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, the CFTC, other regulators and SROs and exchanges are authorized to take extraordinary actions in the event of market emergencies, and retain the right to suspend or limit trading in securities, which could expose the Fund to losses. The effect of any future regulatory change on us could be substantial and adverse.

Finally, the SEC and other various U.S. federal, state and local agencies may conduct examinations and inquiries into, and bring enforcement and other proceedings against, the Fund, the Adviser, Oaktree or their respective affiliates. We, the Adviser, Oaktree or their respective affiliates may receive requests for information or subpoenas from the SEC and other state, federal and non-U.S. regulators (as well as from SROs and exchanges) from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests may relate to a broad range of matters, including specific practices of the Adviser, Oaktree, the securities in which Oaktree invests on behalf of its clients or industry-wide practices. The costs of any such increased reporting, registration and compliance requirements may be borne by the Fund and may furthermore place the Fund at a competitive disadvantage to the extent that Oaktree or portfolio companies are required to disclose sensitive business information.

General economic conditions in the Eurozone could adversely affect our ability to make investment in Europe and the performance of any existing investments in Europe.

There are significant and persistent concerns regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro to function as a single currency given the diverse economic and political circumstances in individual Eurozone countries. The risks and prevalent concerns about a credit crisis in Europe could have a detrimental impact on global economic recovery, as well as on sovereign and non-sovereign debt in the Eurozone countries. There can be no assurance that the market disruptions in Europe will not spread to other countries, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize affected countries and markets in Europe or elsewhere. These and other concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the Euro entirely. Should the Euro dissolve entirely, the legal and contractual consequences with respect to the Fund, our investments in Europe and the shareholders could be determined by laws in effect at such time. These potential developments could negatively impact our ability to make investments in Europe, the value of our investments in Europe and the general availability and cost of financing permitted investments.

We and our portfolio companies are subject to regulations related to privacy, data protection and information securities, and any failure to comply with these requirements could result in fines, sanctions or other penalties, which could have a material adverse effect on our business and our reputation.

Compliance with current and future privacy, data protection and information security laws could significantly impact current and planned privacy and information security related practices, the collection, use, sharing, retention and safeguarding of personal data and some of our current and planned business activities and as such could increase our costs or costs incurred by our portfolio companies. A failure to comply with such laws and regulation could result in fines, sanctions or other penalties, which could materially and adversely affect our of operations and overall business, as well as have an adverse impact on our reputation.

Portfolio companies are also subject to regulations related to privacy, data protection and information security in the jurisdictions in which they operate. As privacy, data protection and information security laws are implemented, interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.

On January 1, 2020, many companies doing business in California (regardless of their physical location) became subject to the California Consumer Privacy Act of 2018 (the “CCPA”), which imposes a number of obligations related to the privacy of natural persons who are California residents (or “consumers”). Though this law will have the biggest impact on consumer-focused businesses, the CCPA also has implications for private fund managers, including Oaktree and the Adviser.

We may be held jointly and severally liable for any fine imposed on a portfolio company under EU competition laws.

Under EU competition law, the parent company of a group or holding companies that hold one or more portfolio companies may be held jointly and severally liable for the anticompetitive conduct of another entity where they formed part of a single economic unit during the period of the infringement. For that to be the case, such parent or holding company must have exercised decisive influence over the conduct of its subsidiary on the market at the time. Such parental liability may be imputed to Oaktree, the Adviser or us with respect to an investment in a portfolio company. In a recent decision, the European Commission imposed a fine jointly and severally on a private equity owner for an antitrust infringement by its former portfolio company. If a current or former portfolio company of ours were to be investigated and ultimately fined by the European Commission for breach of EU competition law, Oaktree, the Adviser or the Fund could be held jointly and severally liable in whole or part for any fine that was imposed, which may have a material adverse effect on us.

MiFID II obligations could have an adverse effect on the ability of Oaktree and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.

The Recast European Union Directive on Markets in Financial Instruments (“MiFID II”) came into effect on January 3, 2018 and imposes regulatory obligations in respect of providing financial services in the so-called European Economic Area (the “EEA”) by EEA banks and EEA investment firms providing regulated services (each an “Investment Firm”). Oaktree is a non-EEA investment manager but can be indirectly affected by MiFID II. MiFID II will, among others, restrict Investment Firms’ ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.

It is expected that MiFID II will have significant and wide-ranging impacts on the EU financial services sector including asset managers, distributors and the EU securities and derivatives markets, including (i) enhanced investor protection standards, for example, extending product disclosure requirements originally aimed at protecting retail clients only under MiFID II to professional clients and introducing new product governance requirements impacting the design and distribution of financial instruments, (ii) enhanced corporate governance standards, (iii) rules regarding the ability of portfolio management firms to receive and pay for investment research relating to all asset classes, (iv) enhanced regulation of algorithmic trading, (v) the movement of trading in certain shares and derivatives onto regulated execution venues, (vi) the extension of pre- and post-trade transparency requirements to wider categories of financial instruments, (vii) restrictions on the use of so-called dark pool trading, (viii) the creation of a new type of trading venue called the “Organised Trading Facility” for non-equity financial instruments, (ix) commodity derivative position limits and reporting requirements, (x) an enhanced role for ESMA in supervising EU securities and derivatives markets and (xi) new requirements regarding non-EU investment firms’ access to EU financial markets. Implementation of these measures may have direct and indirect impacts on Oaktree and its affiliates. The extent to which MiFID II will have an indirect impact on markets and market participants outside the EU is unclear and yet to fully play out in practice. It will likely impact pricing, liquidity and transparency in most asset classes and certainly impact the research market. Accordingly, it is also difficult to predict the full impact of MiFID II on us, which may include an increase in the ongoing costs borne, directly or indirectly, by us. As a result, MiFID II may adversely affect the returns that investors might otherwise have received from us.

Our sustainability initiatives, specifically relating to environmental, social and governance matters, may impose additional costs and expose us to emerging areas of risk.

Sustainability risk means an environmental, social or governance (“ESG”) event or condition that, if it occurs, could cause an actual or a potential material negative impact on the value of the investment (“Sustainability Risk”). Before any investment decisions are made on behalf of the Fund, the Adviser identifies the material risks associated with the proposed investment. These risks form part of the overall investment analysis. The Adviser assesses the identified risks alongside other relevant factors. Following its assessment, the Adviser makes investment decisions having regard to our investment policy and objectives, taking into account Sustainability Risks and Oaktree’s wider policies and procedures on responsible investing. Sustainability Risk is potentially relevant to the Fund having regard to the types of investments that may be made in accordance with our investment policy and objectives. The Fund is exposed to potential Sustainability Risk as reflected in the paragraphs below. Notwithstanding the above, it is recognized that Sustainability Risk may not be relevant to certain non-core activities undertaken by the Adviser in relation to the Fund (for example, hedging).

Oaktree believes that long-term value will be enhanced by considering Sustainability Risks when investing, promoting ESG awareness, and improving the ESG practices of their investments. As such, the Adviser takes account of Sustainability Risks in its investment decisions on our behalf. However, neither the Adviser nor Oaktree considers the adverse impacts of investment decisions on sustainability factors within the meaning of and in the manner prescribed by the EU Sustainable Finance Disclosure Regulation (2019/2088), because they are mindful that the detailed underlying rules contained in the Regulatory Technical Standards merit a thorough evaluation, including to ascertain the availability of the data set required to be reported. Oaktree will continue to assess its position as the underlying rules are finalized and market practice develops in this area.

While Sustainability Risks are only some of the many factors the Adviser considers in making an investment, there is no guarantee that the Adviser will (a) implement or make investments that create positive sustainability impact while it seeks to enhance long-term shareholder value and achieving financial returns and/or (b) will successfully identify and mitigate all material Sustainability Risks. To the extent that the Adviser engages with underlying investments on sustainability-related practices, potential enhancements and risk mitigants, such steps may not achieve the desired financial results, or the market or society may not view any such changes as desirable. Successful engagement on the part of the Adviser depends on the Adviser’s skill in properly identifying and analyzing material sustainability and other factors (which may involve qualitative and subjective judgements) and their related value, and there can be no assurance that the strategy or techniques employed will be successful. Considering sustainability qualities when evaluating an investment may result in the selection or exclusion of certain investments based on the Adviser’s view of certain sustainability-related and other factors and carries the risk that we may underperform compared to other funds that do not take sustainability-related factors into account. In assessing a particular investment, the Adviser may be dependent upon information and data obtained through third parties that may be incomplete, inaccurate or unavailable. Such data gaps could result in the incorrect assessment of a sustainability practice and/or related Sustainability Risks and opportunities. Sustainability-related practices differ by region, industry and issue and are evolving accordingly, and an investment’s sustainability-related practices or the Adviser’s assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions in which Oaktree does business and/or in which the Fund is marketed may result in additional compliance costs, disclosure obligations or other implications or restrictions on the Fund or on the Adviser. Under such requirements, the Adviser may be required to classify itself or the Fund against certain criteria, some of which can be open to subjective interpretation. Oaktree’s view on the appropriate classification may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures by the Adviser or the Fund or it may require new processes to be set up to capture data about the Fund or its investments, which may lead to additional cost.

Regulation of derivatives transactions in the United States and other jurisdictions may have a negative impact on the performance of our investments.

Title VII of the Dodd-Frank Act establishes a general framework for systemic regulation that has imposed and will impose mandatory clearing, exchange trading and margin requirements on many derivatives transactions. The Dodd-Frank Act also created new categories of regulated market participants, such as “swap dealers” and “security-based swap dealers” that are subject to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements, a large number of which have been implemented. This regulatory framework has significantly increased the costs of entering into derivatives transactions for end-users of derivatives, such as us. In particular, new margin requirements and capital charges, even when not directly applicable to us, are expected to increase the pricing of derivatives we transact in. New exchange trading and trade reporting requirements and position limits may lead to changes in the liquidity of derivative transactions, or higher pricing.

Other similar regulations are developing around the world and may increase the Fund’s cost of doing business even if not directly binding on the Fund.

In addition, the tax environment for derivative instruments and funds is evolving, and changes in the taxation of derivative instruments or funds may adversely affect the value of certain derivatives contracts we enter into and our ability to pursue our investment strategies. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have a material negative impact on our investment performance.

Compliance with anti-money laundering requirements could require Oaktree and the Adviser to provide to governmental authorities information about the Fund’s shareholders and could require that a shareholder’s funds be frozen or that the shareholder withdraw from the Fund.

The Adviser and Oaktree will be authorized, without the consent of any person, including any shareholder, to take such action as the Adviser or Oaktree determines in its sole discretion to be reasonably necessary or advisable to comply, or to cause the Fund to comply, with any applicable laws and regulations, including any anti-money laundering or counter-terrorist financing laws, rules, regulations, directives or special measures. In addition, the Adviser and Oaktree may disclose, without the consent of any person, including any shareholder, to governmental authorities, SROs and financial institutions information concerning the Fund and one or more of the shareholders that the Adviser or Oaktree determines in its sole discretion is necessary or advisable to comply with applicable laws and regulations, including any anti-money laundering or counter-terrorist financing laws or regulations, and each shareholder will be required to provide the Adviser or Oaktree all information that the Adviser or Oaktree determines in its sole discretion to be advisable or necessary to comply with such laws and regulations. The Adviser may be required by applicable law to freeze a shareholder’s funds or cause such shareholder to withdraw or compulsorily withdraw such shareholder from the Fund.

Economic and trade sanctions and anti-bribery laws could make it more difficult or costly for us to conduct our operations or achieve our business objectives.

Economic and trade sanctions laws in the United States and other jurisdictions may prohibit Oaktree, the Investment Professionals and us from transacting with or in certain countries and with certain individuals and companies. In the United States, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces laws, Executive Orders and regulations establishing U.S. economic and trade sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These entities and individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. The lists of OFAC prohibited countries, territories, persons and entities, including the List of Specially Designated Nationals and Blocked Persons, as amended from time to time, can be found on the OFAC website at http://www.treas.gov/ofac. In addition, certain programs administered by OFAC prohibit dealing with individuals or entities in certain countries or subject to certain sanctions programs regardless of whether such individuals or entities appear on the lists maintained by OFAC, which may make it more difficult for us to identify sanctioned parties and prevent dealings with them. These types of sanctions may significantly restrict or limit our investment activities in certain countries (in particular, certain emerging market countries). Oaktree, the Investment Professionals and the Fund may from time to time be subject to trade sanctions laws and regulations of other jurisdictions, which may be inconsistent with or even preclude the effect of the sanctions administered by OFAC. The legal uncertainties arising from those conflicts may make it more difficult or costly for us to navigate investment activities that are subject to sanctions administered by OFAC or the laws and regulations of other jurisdictions.

At the same time, Oaktree may be obligated to comply with certain anti-boycott laws and regulations that prevent Oaktree and us from engaging in certain discriminatory practices that may be allowed or required in certain jurisdictions. Oaktree’s failure to discriminate in this manner could make it more difficult for us to pursue certain investments and engage in certain business activities, and any compliance with such practices could subject Oaktree, the Adviser or us to fines, penalties, and adverse legal and reputational consequences.

In some countries, there is a greater acceptance than in the United States and the U.K. of government involvement in commercial activities and of activities constituting corruption in the United States and the U.K. Certain countries, including the United States and the U.K., have laws prohibiting commercial bribery. Oaktree, the Adviser and the Fund are committed to complying with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, we may be adversely affected because of our unwillingness to participate in transactions that violate such laws or regulations. Such laws and regulations may make it difficult in certain circumstances for us to act successfully on investment opportunities and for portfolio companies to obtain or retain business.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA and have devoted greater scrutiny to investments by private equity sponsors. In addition, the U.K., with enactment of the U.K. Bribery Act, has expanded the reach of its anti-bribery laws significantly. While Oaktree has developed and implemented policies and procedures designed to ensure strict compliance by Oaktree and its personnel with the FCPA and the U.K. Bribery Act and the sanctions regimes that apply to Oaktree, such policies and procedures may not be effective in all instances to prevent violations or offenses. In addition, in spite of Oaktree’s policies and procedures, affiliates of portfolio companies, particularly in cases in which we or an Other Oaktree Fund does not control such portfolio company, may engage in activities that could result in FCPA, U.K.

Bribery Act or other violations of law. Any determination that Oaktree has violated or committed an offense under the FCPA, U.K. Bribery Act or other applicable anti-corruption laws or anti-bribery laws or sanctions requirements could subject Oaktree to, among other things, civil and criminal penalties, reputational damage, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disclosure obligations and a general loss of investor confidence, any one of which could adversely affect Oaktree’s business prospects and/or financial position, as well as our ability to achieve our investment objective and/or conduct our operations.

We may face a breach of our cyber security, which could result in adverse consequences to our operations and exposure of confidential information.

Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Oaktree and its portfolio companies’ and service providers’ information and technology systems may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors or malfeasance by their respective professionals or service providers, power, communications or other service outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, earthquakes or terrorist incidents. If unauthorized parties gain access to such information and technology systems, or if personnel abuse or misuse their access privileges, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to shareholders (and their beneficial owners) and material non-public information. Although Oaktree has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Oaktree does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Oaktree, the Fund, the shareholders and/or a portfolio company, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in Oaktree’s, the Fund’s and/or a portfolio company’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information of Oaktree and/or portfolio companies. Oaktree, the Fund and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect their business and financial performance.

Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.

Certain of our portfolio companies may be impacted by inflation. If such portfolio companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.

We may have no or limited insurance against certain catastrophic losses.

Certain losses of a catastrophic nature, such as wars, earthquakes, typhoons, terrorist attacks or other similar events, may be either uninsurable or insurable at such high rates that to maintain such coverage would cause an adverse impact on the related investments. In general, losses related to terrorism are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. As a result, all investments may not be insured against terrorism. If a major uninsured loss occurs, we could lose both invested capital in and anticipated profits from the affected investments.

We may not be able to obtain all required licenses.

Certain federal and local banking and other regulatory bodies or agencies inside or outside the United States may require us and/or the Adviser to obtain licenses or similar authorizations to engage in various types of lending activities, including investment in senior loans. Such licenses or authorizations may take a significant amount of time to obtain, and may require the disclosure of confidential information regarding the Fund, a shareholder or their respective affiliates, including financial information and/or information regarding officers and directors of such investor, and we may or may not be willing or able to comply with these requirements. In addition, there can be no assurance that any such licenses or authorizations would be granted or, if so, would not impose restrictions on us. Alternatively, the Adviser may be able to structure our potential investments in a manner which would not require such licenses and authorizations, but which would be inefficient or otherwise disadvantageous for us and/or the borrower. The inability of the Fund or the Adviser to obtain such licenses or authorizations, or the structuring of an investment in an inefficient or otherwise disadvantageous manner, could adversely affect the Adviser’s ability to implement our strategy and our results.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are not required to comply with the requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404, and will not be required to comply with all of those requirements until we have been subject to the reporting requirements of the Exchange Act for a specified period of time or the date we are no longer an emerging growth company under the JOBS Act. Accordingly, our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Fund.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company under the JOBS Act. Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls.

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objective.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in this offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend our Common Shares to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, broker-dealers participating in this offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.

Risks Related to Our Investments

Investments in privately owned small- and medium-sized companies pose a number of significant risks.

We invest primarily in privately owned medium-sized companies and may also invest in privately owned small companies. Investments in these types of companies pose a number of significant risks. For example, such companies: (a) have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress; (b) may have limited financial resources and may be unable to meet their obligations under the debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with our investment; (c) may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; (d) are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the portfolio company and, in turn, on us; (e) may have less predictable operating results, may from time to time be parties to litigation, may be engaged in volatile businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and (f) are not subject to the Exchange Act and other regulations that govern public companies, and, therefore, provide little information to the public. In addition, we, the Adviser, its and our affiliates and trustees, executive management team and members, and the Investment Professionals may, in the ordinary course of business, be named as defendants in litigation arising from our investments in such portfolio companies.

Further, investments in such companies tend to be less liquid. See “—The illiquid nature of certain of our investments may make it difficult for us to sell these investments when desired” below.

Finally, little public information generally exists about privately owned companies, and these companies often do not have third-party debt ratings or audited financial statements. Shareholders, therefore, must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and shareholders may lose money on our investments.

We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment.

Debt investments that we make may be based on floating rates, such as the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Interbank Average Rate (“SONIA”), the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate, or alternate base rates such as the prime rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our securities and our rate of return on invested capital. It is unclear how increased regulatory oversight and the future of LIBOR may affect market liquidity and the value of the financial obligations to be held by or issued to us that are linked to LIBOR, or how such changes could affect our investments and transactions and financial condition or results of operations. Central banks and regulators in a number of major jurisdictions (for example, the United States, United Kingdom, European Union, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for interbank offered rates. On March 5, 2021, the Financial Conduct Authority and ICE Benchmark Authority announced that the publication of all EUR and CHF LIBOR settings, the Spot Next/Overnight, 1 week, 2 month and 12 month JPY and GBP LIBOR settings, and the 1 week and 2 months US dollar LIBOR settings ceased to be published as of December 31, 2021, while the publication of the overnight, 1 month, 3 month, 6 month, and 12 months U.S. dollar (“USD”) LIBOR settings will cease after June 30, 2023. To identify a successor rate for USD LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve and the Federal Reserve Bank of New York, was formed. The ARRC has identified SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. On December 6, 2021, the ARRC released a statement selecting and recommending forms of SOFR, along with associated spread adjustments and conforming changes, to replace references to 1-week and 2-month USD LIBOR. We expect that a substantial portion of our future floating rate investments will be linked to SOFR. At this time, it is not possible to predict the effect of the transition to SOFR.

Because we have borrowed money, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to increase our dividend rate, which could reduce the value of our Common Shares. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

In 2022, the U.S. Federal Reserve raised short term interest rates and has suggested additional interest rate increases may come. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. In periods of rising interest rates, such as the current interest rate environment, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR or SOFR floor, as applicable), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

A change in the general level of interest rates can be expected to lead to a change in the interest rates we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold in the Investment Advisory Agreement and may result in a substantial increase in the amount of incentive fees payable to our Adviser with respect to the portion of the incentive fee based on income.

We face risk of loss in connection with transactions with counterparties, settlements and exposure to local intermediaries.

From time to time, certain securities markets have experienced operational clearance and settlement problems that have resulted in failed trades. These problems could cause us to miss attractive investment opportunities or result in our liability to third parties by virtue of an inability to perform our contractual obligation to deliver securities. In addition, delays and inefficiencies of the local postal, transport and banking systems could result in the loss of investment opportunities, the loss of funds (including dividends) and exposure to currency fluctuations.

Because certain purchases, sales, securities lending, derivatives and other transactions in which we engage involve instruments that are not traded on an exchange, but are instead traded between counterparties based on contractual relationships, we are subject to the risk that a counterparty will not perform its obligations under the related contracts, as well as risks of transfer, clearance or settlement default. Such risks may be exacerbated with respect to non-U.S. securities or transactions with non-U.S. counterparties. There can be no assurance that a counterparty will not default and that we will not sustain a loss on a transaction as a result. Such risks may differ materially from those entailed in exchange-traded transactions that generally are backed by clearing organization guarantees, daily marking-to-market and settlement of positions and segregation and minimum capital requirements applicable to intermediaries. There can be no assurance that the Adviser’s monitoring activities will be sufficient to adequately control counterparty risk.

In situations where we place assets in the care of a custodian or are required to post margin or other collateral with a counterparty, the custodian or counterparty may fail to segregate such assets or collateral, as applicable, or may commingle the assets or collateral with the relevant custodian’s or counterparty’s own assets or collateral, as applicable. As a result, in the event of the bankruptcy or insolvency of any custodian or counterparty, our excess assets and collateral may be subject to the conflicting claims of the creditors of the relevant custodian or counterparty, and we may be exposed to the risk of a court treating the Fund as a general unsecured creditor of such custodian or counterparty, rather than as the owner of such assets or collateral, as the case may be.

Certain of our transactions may be undertaken through local brokers, banks or other organizations in the countries in which we make investments, and we will be subject to the risk of default, insolvency or fraud of such organizations. The collection, transfer and deposit of bearer securities and cash expose the Fund to a variety of risks, including theft, loss and destruction. Finally, we will be dependent upon the general soundness of the banking systems of countries in which investments will be made.

Our investments are subject to environmental risks.

We may face significant environmental liability in connection with our investments. When compared to the United States, the historical lack or inadequacy of environmental regulation in certain non-U.S. countries has led to the widespread pollution of air, ground and water resources. The legislative framework for environmental liability in these countries has not been fully established or implemented. The extent of the responsibility, if any, for the costs of abating environmental hazards may be unclear when we are considering an investment.

We may invest in derivative instruments from time to time, which present various risks, including market, counterparty, operational and liquidity risks.

Our use of derivatives will largely be limited to hedging certain foreign currency exposures in order to manage risk and return trade-offs, and we may also engage in interest rate hedging or other hedging strategies. While these transactions may reduce certain risks, the transactions themselves entail certain other risks, including counterparty credit risk. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of those positions decline, but instead establishes other positions designed to gain from those same developments, thus offsetting the decline in the portfolio positions value. These types of hedging transactions also limit the opportunity for gain if the value of the portfolio position increases. Moreover, it may not be possible to hedge against currency exchange rate, interest rate or public security price fluctuations at a price sufficient to provide protection from the decline in the value of the portfolio position.

While not anticipated to be a meaningful aspect of our investment strategy, we may also invest in over-the-counter (“OTC”) derivative instruments from time to time. Although we expect to invest in OTC contracts on a bilateral basis with banks or other dealers, we may invest in certain derivatives that are traded on swap execution facilities, security-based swap execution facilities or other similar multi-lateral trading platforms. Certain of such derivatives may be cleared through central counterparties (“CCPs”).

Investing in derivative instruments, particularly OTC derivatives, presents various risks, including market, counterparty, operational and liquidity risks. The prices of derivative instruments, including swaps, forwards and options, may be highly volatile. The value of derivatives also depends upon the price of the underlying security or other asset or index. Typically, investing in a derivative instrument requires the deposit or payment of an initial amount much smaller than the notional or exposure amount from such derivative instrument. Therefore, if the relevant cash market moves against the Fund, we will suffer a larger loss than it would have by directly investing in the underlying security or other asset or index. As discussed below, OTC derivatives are also subject to the default and credit risk of the counterparty if they are not cleared through CCPs, while centrally cleared derivatives are subject to the credit risk of the CCP and the relevant futures commission merchant or other clearing broker. In addition, significant disparities may exist between “bid” and “ask” prices for derivative instruments that are traded over-the-counter and not on an exchange. While such OTC derivatives are subject to increased regulation under the Dodd-Frank Act, the investor protections and other regulations applicable to such OTC derivatives differ from those applicable to futures and other exchange-traded instruments, as discussed below. In addition, compared with such exchange-traded instruments, the market for OTC derivatives is less liquid. Although OTC derivative instruments are designed to be tailored to meet particular financing and other needs and, therefore, typically provide more flexibility than exchange-traded products, the risk of illiquidity is also greater as these instruments can generally be closed out only by negotiation with the counterparty. In volatile markets, we may not be able to close out a position without incurring a significant amount of loss.

Rule 18f-4 under the Investment Company Act addresses the ability of a BDC to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions). Under the rule, BDCs that use derivatives are subject to a value-at-risk leverage limit, a derivatives risk management program, testing requirements and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the rules. We believe we qualify as a limited derivative user under the rule. Under the rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

Investments in options and warrants present risk of loss, including as a result of price movements of underlying securities.

The successful use of options and warrants depends principally on the price movements of the underlying securities. In addition, when we purchase an option or warrant, we run the risk that we will lose our entire investment in a relatively short period of time if the option or warrant turns out to be worthless at the time of its exercise. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, we will lose part or all of our investment in the option. There is no assurance that we will be able to effect closing transactions at any particular time or at any acceptable price. In the event of the bankruptcy of a broker through which we engage in transactions in options or warrants, we could experience delays or losses in liquidating open positions purchased or sold through the broker.

We will bear certain risks associated with any bridge financing we provide to portfolio companies.

We may provide bridge financing to a portfolio company in order to facilitate an investment we organize. Such bridge financings would typically be convertible into more permanent, long-term positions. We will bear the risk of any changes in capital markets, which may adversely affect the ability to refinance any bridge investments. For reasons not always in our or the Adviser’s control, such refinancings may not occur and such bridge financings may remain outstanding. In such event, the failure to refinance could lead to increased risk and cost to the Fund.

Securities purchased or sold on a when-issued, “when, as and if issued,” delayed delivery or forward commitment basis could increase the volatility of our NAV.

Securities purchased or sold by the Fund on a when-issued, “when, as and if issued,” delayed delivery or forward commitment basis are subject to market fluctuation, and no interest or dividends accrue to the purchaser prior to the settlement date. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. In the case of “when, as and if issued” securities, the Fund could lose an investment opportunity if the securities are not issued. An increase in the percentage of our assets committed to the purchase of securities on a when issued, “when, as and if issued,” delayed delivery or forward commitment basis may increase the volatility of our NAV.

We invest in significant amounts of loans or other debt instruments, including debt-like instruments such as preferred equity, and bank loans and participations, which pose unique risks.

Our investment program includes investments in significant amounts of loans or other debt instruments, including debt-like instruments such as preferred equity, a significant amount of bank loans and participations, as well as other direct lending transactions. These obligations are subject to unique risks, including (a) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (b) so-called lender-liability claims by the issuer of the obligations, (c) environmental liabilities that may arise with respect to collateral securing the obligations and (d) limitations on our ability to enforce directly our rights with respect to participations. In analyzing each loan or other debt instrument, we compare the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks, absent certain conduct by the Adviser, Oaktree, their respective affiliates and certain other individuals, will be borne by the Fund. In addition, the settlement process for the purchase of bank loans can take significantly longer than the timeframes established by the Loan Syndications & Trading Association and comparable non-U.S. bodies. The longer a trade is outstanding between the counterparties, the greater the risk of additional operational and settlement issues and the potential for our counterparty to fail to perform. In addition, our investment program may include investments in second lien loans. The nature of second lien loans will entail risks related to priority with respect to collateral, including (a) the subordination of our claims to a senior lien in terms of the coverage and recovery of the collateral and (b) the prohibition of, or limitation on, the right to foreclose on a second lien or exercise other rights as a second lien holder. In certain cases, therefore, no recovery may be available from a defaulted second lien loan.

If we purchase a participation, we will not have established any direct contractual relationship with the borrower. We will be required to rely on the lender or the participant that sold the participation, not only for the enforcement of our rights against the borrower, but also for the receipt and processing of payments due to us under the participation. We will therefore be subject to the credit risk of both the borrower and the selling lender or participant. Because it may be necessary to assert through the selling lender or participant such rights as may exist against the borrower, in the event the borrower fails to pay principal and interest when due, such assertion of rights against the borrower may be subject to delays, expenses and risks that are greater than those that would be involved if we could enforce our rights against the borrower directly.

Loans or other debt instruments we make or acquire may become non-performing following their acquisition for a wide variety of reasons. Such non-performing loans or debt instruments may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of principal. It is possible that we may find it necessary or desirable to foreclose on collateral securing one or more loans we have purchased. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive.

See “— We invest in bank loans, which have associated risks that are different from those of other debt instruments” for additional risks associated with investing in bank loans.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of an issuer. Issuers may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which we invest. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to senior loans in which we invest, we would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such an issuer. Where we hold a first lien to secure senior indebtedness, the issuers may be permitted to issue other senior loans with liens that rank junior to the first liens granted to us. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such an issuer, affect the recovery that we would have been able to achieve in the absence of such other debt.

Even where the senior loans we hold are secured by a perfected lien over a substantial portion of the assets of an issuer and its subsidiaries, the issuer and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor subsidiaries of issuers will be structurally senior to the debt we hold. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans we hold. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which we have a lien. We may also invest in second-lien secured debt, which compounds the risks described in this paragraph.

We may invest in secured or unsecured loans and are subject to risk of loss upon a borrower default.

In the event of a default by a borrower, we might not receive payments to which we are entitled and thereby could experience a decline in the value of our investments in the borrower. If we invest in debt that is not secured by collateral, in the event of such default, we will have only an unsecured claim against the borrower. In the case of second lien loans that are secured by collateral, while the Adviser generally expects the value of the collateral to be greater than the value of such secured second lien loans, the value of the collateral may actually be equal to or less than the value of such second lien loans or may decline below the outstanding amount of such second lien loans subsequent to our investment. Our ability to have access to the collateral may be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral may be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would occur in a timely fashion or would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby may experience a decline in the value of, or a loss on, the investment.

We invest in companies that are highly leveraged, and, in most cases, our investments in such companies will be in below investment grade securities, which are viewed as having predominately speculative characteristics.

We invest in companies that are highly leveraged, and, in most cases, our investments in such companies are not rated by any rating agency. If such investments were rated, the Adviser believes that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as “high yield” and “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Securities in the lower-rated categories and comparable non-rated securities are subject to greater risk of loss of principal and interest than higher-rated and comparable non-rated securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Such issuers typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Because investors generally perceive that there are greater risks associated with the lower-rated and comparable non-rated securities, the yields and prices of such securities may be more volatile than those for higher-rated and comparable non-rated securities. The market for lower-rated and comparable non-rated securities is thinner, often less liquid and less active than that for higher-rated or comparable non-rated securities, and the market prices of such securities are subject to erratic and abrupt movements. The spread between bid and asked prices for such securities may be greater than normally expected. Such factors can adversely affect the prices at which these securities can be sold and may even make it difficult to sell such securities.

Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy proceedings.

We may invest in event-driven special situations.

We may invest in companies that become involved in (or the target of) acquisition attempts or tender offers or in companies involved in or undergoing spin-offs or reorganizations, or that become the subject of work-outs, liquidations or bankruptcies or other catalytic changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which we may be invested, there is a potential risk of loss of our entire investment in such companies.

We invest in lower-rated loans and debt instruments, which are subject to greater risk of loss of principal and interest than higher-rated loans and debt instruments.

Because we invest in loans and other debt instruments that are rated below investment grade by the various credit rating agencies, or trade at a yield similar to non-investment grade debt (and in comparable non-rated loans), the

Adviser must take into account the special nature of such loans and debt instruments and certain special considerations in assessing the risks associated with such investments. Loans and debt instruments rated in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated loans and debt instruments and are generally considered to be predominantly speculative with respect to the borrower’s capacity to pay interest and repay principal. They are also considered to be subject to greater risk than investment grade rated debt instruments in the case of deterioration of general economic conditions. Because investors perceive that there are greater risks associated with such loans and debt instruments, the yields and prices of such loans and debt instruments may be more volatile than those for higher-rated loans and debt instruments. The market for lower-rated loans and debt instruments is thinner, often less liquid and less active than that for higher-rated loans and debt instruments, which can adversely affect the prices at which such loans and debt instruments can be sold and may even make it impractical to sell such loans or debt instruments. It should be recognized that an economic downturn is likely to have a negative effect on the debt market and on the value of the loans and debt instruments held by the Fund as well as on the ability of the borrowers of such debt, especially highly leveraged borrowers, to service principal and interest payment obligations to meet their projected business goals or to obtain additional financing. If a borrower of a loan owned by the Fund defaults on such loan, we may incur additional expenses to seek recovery, and the possibility of any recovery may be subject to the expense and uncertainty of insolvency proceedings.

We invest in bank loans, which have associated risks that are different from those of other debt instruments.

Our investment program includes investments in significant amounts of bank loans. Bank loans may not be deemed to be “securities” for purposes of the federal securities laws and therefore may not have the protections afforded by the federal securities laws, including anti-fraud protections. In addition, bank loans have a longer settlement period as compared to other debt instruments. When compared to the purchase of high yield bonds, which typically settle within three business days after the initial trade date, the settlement process for the purchase of bank loans can take several days and, in certain instances, several weeks longer than a bond trade. The longer a trade is outstanding between the counterparties may increase the risk of additional operational and settlement issues and the potential for our counterparty to fail to perform.

Borrowers may elect to repay the principal on an obligation earlier than expected.

Our investments will typically permit the borrowers to voluntarily prepay directly originated senior secured loans and other debt investments at any time, either with no or a nominal prepayment premium. Borrowers may elect to repay the principal on an obligation earlier than expected. This may happen, including when there is a decline in interest rates, or when an issuer’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt. Assuming an improvement in a borrower’s or the credit market conditions, early repayments of the debt held by the Fund could increase. Generally, our investments are not expected to include a significant premium payable upon the repayment of such senior debt.

We may engage in short sale transactions.

We may engage in short sale transactions for hedging purposes. Short sales can, in certain circumstances, substantially increase the impact of adverse price movements on our portfolio. A short sale of a security involves the risk of a theoretically unlimited loss from a theoretically unlimited increase in the market price of the security that could result in an inability to cover the short position. In addition, there can be no assurance that securities necessary to cover a short position will be available for purchase.

Our investment portfolios may be subject to high turnover rates, which will increase commission and transaction costs.

The different strategies we use may require frequent trading and a high portfolio turnover. The more frequently we trade, the higher the commission and transaction costs and certain other expenses involved in our operations.

We will bear these costs regardless of the profitability of our investment and trading activities. In addition, a high portfolio turnover may increase the recognition of short-term, rather than long-term, capital gains.

Both our portfolio companies and the Fund may be leveraged.

Our investments include companies whose capital structures may have significant leverage. Such investments are inherently more sensitive to declines in revenues and to increases in expenses and interest rates. The leveraged capital structure of such investments will increase the exposure of the portfolio companies to adverse economic factors, such as downturns in the economy or deterioration in the condition of the portfolio company or its industry. Additionally, the securities we acquire may be the most junior in what will typically be a complex capital structure, and, thus, subject to the greatest risk of loss.

Furthermore, we engage in certain investment activities that involve the use of leverage. The cumulative effect of the use of leverage by the Fund in a market that moves adversely to our investments could result in a loss to the Fund that would be greater than if leverage had not been used, including loss of the entire investment and also the possibility of loss exceeding the original amount of a particular investment. To the extent that we engage in any leveraging, we will be subject to the risks normally associated with debt financing, including those relating to the ability to refinance and the insufficiency of cash flow to meet principal and interest payments, which could significantly reduce or even eliminate the value of our investment. Leveraging the capital structure will mean that third parties, such as banks, may be entitled to the cash flow generated by such investments prior to the Fund receiving a return. Also, if one of our assets is mortgaged or otherwise used as collateral to secure repayment of indebtedness and such payments are not made, the asset could be foreclosed upon by the lender or otherwise transferred to the lender.

There are also financing costs associated with leverage, and each leveraged investment will involve interest rate risk to the extent that financing charges for such leveraged investment are based on a predetermined interest rate. Furthermore, to the extent that we draw capital from a credit facility to fund investments, the amount and timing of contributions and distributions to the shareholders may be affected in a manner that in some circumstances could be potentially adverse to the shareholders.

No assurance can be given that financing for our investments will be obtained on favorable or acceptable terms, or at all. In addition, once initial financing is obtained, no assurance can be given that such financing will subsequently be available throughout the life of any individual investment, or that replacement financing can be obtained as intended by the Adviser. If we are unable to obtain financing, this may have a material adverse effect on our ability to achieve our investment objective and the return on invested capital.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. We expect to continue to use leverage to partially finance our investments, through borrowings from banks and other lenders, which will increase the risks of investing in our Common Shares, including the likelihood of default. We borrow under a senior secured revolving credit agreement (the “ING Credit Agreement”) among us, as borrower, the lenders party thereto, and ING Capital LLC, as administrative agent (“ING”), and may issue debt securities or enter into other types of borrowing arrangements in the future. For additional information about the ING Credit Agreement, including amendments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion and Analysis of Results of Operations—Leverage—ING Credit Agreement.” If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. To the extent we incur additional leverage, these effects would be further magnified, increasing the risk of investing in us. Such a decline could negatively affect our ability to make Common Share distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and we only intend to use leverage if expected returns will exceed the cost of borrowing.

As of September 30, 2022, we had $75.0 million of outstanding indebtedness under the ING Credit Agreement. This debt instrument requires periodic payments of interest. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, our borrowings under the ING Credit Agreement bore interest at a weighted average rate of 5.0% (exclusive of deferred financing costs). We will need to generate sufficient cash flow to make these required interest payments. In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2022 total assets of at least 0.86%. If we are unable to meet the financial obligations under the ING Credit Agreement or any other future credit facilities, the lenders under the credit facilities will have a superior claim to our assets over our shareholders.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our Common Shares assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Portfolio (Net of Expenses)	- 10%	- 5%	0%	5%	10%
Corresponding net return to common shareholder	-13.08%	-7.05%	-1.03%	4.99%	11.01%

For purposes of this table, we have assumed $441.7 million in total assets (less all liabilities and indebtedness not represented by senior securities), $75.0 million in debt outstanding under the ING Credit Agreement, $366.7 million in net assets as of September 30, 2022, and a weighted average interest rate of 5.0% as of September 30, 2022 (exclusive of deferred financing costs). Actual interest payments may be different.

We may default under our credit facilities.

In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

Leveraged portfolio companies may pose higher risk of default.

Leveraged companies, such as those in which we invest, may be more prone to bankruptcy or similar financial distress. A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the securities that we will hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, we may write down the value of a portfolio company investment upon the worsening of the financial condition of the portfolio company or in anticipation of a default, which could also have a material adverse effect on our business, financial condition and results of operations

As a result, we may need to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performances of leveraged companies have been, and may continue to be, negatively impacted by these economic or other conditions, which may result in our receipt of a reduced level of interest income from such portfolio companies and/or losses or charge offs related to such investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Our success may depend, in part, on the ability of the Adviser to effectuate loan modifications or restructure and improve the operations of portfolio companies. The activity of identifying and implementing any such restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that the Adviser will be able to successfully identify and implement such restructuring programs and improvements.

We may enter into reverse repurchase agreements, which involve many of the same risks posed by our use of leverage.

We may enter into reverse repurchase agreements as part of our management of our temporary investment portfolio. Entry into any such reverse repurchase agreements would be subject to the Investment Company Act limitations on leverage. In connection with entry into a reverse repurchase agreement, we would effectively pledge our assets as collateral to secure a short-term loan. Generally, the other party to the agreement would make a loan to us in an amount equal to a percentage of the fair value of the collateral pledged. At the maturity of the reverse repurchase agreement, we will be required to repay the loan and then receive back our collateral. While used as collateral, the assets continue to pay principal and interest, which are for the benefit of the Fund.

Use of reverse repurchase agreements involves many of the same risks involved in our use of leverage. For example, the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but we would remain obligated to purchase those securities. As such, we bear the risk of loss that the proceeds at settlement are less than the fair value of the securities pledged. In addition, the market value of the securities retained may decline. If a buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, we would be adversely affected. In addition, due to the interest costs associated with reverse repurchase agreements, our NAV would decline, and, in some cases, we may be worse off than if it had not used such agreements.

We issue senior securities and incur indebtedness, and any amounts that we use to service our senior securities or indebtedness will reduce amounts distributable to holders of our Common Shares.

Consistent with applicable legal and regulatory requirements, we issue and expect to continue to issue senior securities and/or borrow money from banks or other financial institutions up to the maximum amount permitted by the Investment Company Act. In addition, we may seek to securitize certain of our loans. Under the provisions of the Investment Company Act, we are permitted, as a BDC, to issue senior securities if it meets an asset coverage ratio, as calculated as provided in the Investment Company Act, of at least 150% immediately after each such issuance. If the value of our assets declines, we may be unable to satisfy this test, which may prohibit us from paying dividends and could prevent us from maintaining our status as a RIC or may prohibit us from repurchasing Common Shares. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Accordingly, any failure to satisfy this test could have a material adverse effect on our business, financial condition or results of operations.

Also, any amounts that we use to service our indebtedness or senior securities would not be available for distributions to shareholders. Furthermore, as a result of issuing indebtedness or senior securities, shareholders would also be exposed to typical risks associated with increased leverage, including an increased risk of loss resulting from increased indebtedness.

If we issue preferred shares, the preferred shares would rank “senior” to the Common Shares. Preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of shareholders. The issuance of preferred shares could also have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

We are not generally able to issue and sell Common Shares at a price below the then-current NAV per Common Share. We may, however, sell Common Shares, or warrants, options or rights to acquire Common Shares, at a price below the then-current NAV per Common Share if the Board of Trustees determines that such sale is in the best interests of the Fund and the shareholders, and the shareholders approve such sale. If we raise additional funds by issuing more Common Shares, including in connection with senior securities convertible into, or exchangeable for, Common Shares, then the percentage ownership of shareholders at that time will decrease, and holders of Common Shares might experience dilution with respect to their percentage ownership.

We may invest in distressed or bankrupt companies, and investing in companies involved in bankruptcy proceedings presents significant risks.

We may acquire the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for the shareholders may be diminished, particularly where the portfolio company has negative EBITDA.

We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied whether through a liquidation, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation. In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt we hold, there can be no assurance that the securities or other assets we receive in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.

Moreover, any securities we receive upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.

We may make investments that could require substantial workout negotiations or restructuring in the event of a default or bankruptcy. There are a number of significant risks when investing in companies involved in bankruptcy proceedings, including the following: First, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors. Second, a bankruptcy filing may have adverse and permanent effects on a company. For instance, the company may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court, and until it ultimately becomes effective. Fourth, certain claims, such as claims for taxes, wages, employee and worker pensions and certain trade claims, may have priority by law over the claims of certain creditors. Fifth, the administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors. Sixth, creditors can lose their ranking and priority in a variety of circumstances, including if they exercise “domination and control” over a debtor, and other creditors can demonstrate that they have been harmed by such actions. Seventh, we may seek representation on creditors’ committees and as a member of a creditors’ committee, it may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. If the Adviser concludes that our membership on a creditors’ committee entails obligations or restrictions that conflict with the duties it owes to shareholders, or that otherwise outweigh the advantages of such membership, we will not seek membership in, or will resign from, that committee. Because we will indemnify the Adviser or any other person serving on a committee on our behalf for claims arising from breaches of those obligations, indemnification payments could adversely affect the return on our investment in an asset or company undergoing reorganization.

There is a possibility that we may incur substantial or total losses on our investments and, in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws may delay our ability to realize on collateral for loan positions held by us, or may adversely affect the priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws. In addition, the bankruptcy laws and regimes of certain jurisdictions outside the United States may be untested, subject to manipulation or change and not provide a proven venue to resolve a company’s bankruptcy estate.

Investments in real estate and mortgage-backed securities carry risks, including fluctuations in value and complications associated with events of default.

The value of real estate and real estate-related securities and other investments can fluctuate for various reasons. Real estate values can be seriously affected by interest rate fluctuations, bank liquidity, the availability of financing and by regulatory or governmentally imposed factors such as a zoning change, an increase in property taxes, the imposition of height or density limitations, the requirement that buildings be accessible to disabled persons, the requirement for environmental impact studies, the potential costs of remediation of environmental contamination or damage and the imposition of special fines to reduce traffic congestion or to provide for housing. Income from income-producing real estate may be adversely affected by general economic conditions, local conditions such as oversupply or reduction in demand for space in the area, competition from other available properties, and the owner provision of adequate maintenance and coverage by adequate insurance. Certain significant expenditures associated with real estate (such as mortgage payments (to the extent leveraged), real estate taxes and maintenance costs) have no relationship with, and, thus, do not diminish in proportion to, a reduction in income from the property. Reductions in value or cash flow could impair our ability to make distributions to shareholders, adversely impact our investment policy and reduce overall returns on investments.

If a borrower of a loan secured by real estate defaults on such loan, it is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing such loan. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property.

We may also invest in mortgage-backed securities, including RMBS and CMBS. The collateral underlying CMBS generally consists of commercial mortgages or real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels. The commercial mortgages underlying CMBS generally have shorter maturities than residential mortgages, allow a substantial portion of the loan balance to be paid at maturity, commonly known as a “balloon payment,” and are usually non-recourse against the commercial borrower. The prospect of full repayment of the commercial mortgage loans underlying CMBS depends on the ability of the commercial borrower to generate current income from its commercial property, which is affected by a variety of factors, and to secure subsequent financing, which can be negatively impacted by a difficult credit environment. Given the non-recourse nature of the underlying commercial mortgage loan, the options for financial recovery are limited in nature if a commercial borrower defaults, and in certain instances, a negotiated settlement or an amendment to the terms of the commercial mortgage loan are the only options before an ultimate foreclosure on the commercial property. Foreclosure is costly and often protracted by litigation and bankruptcy restrictions. The ultimate disposition of a foreclosed property may also yield a price insufficient to cover the cost of the foreclosure process and the balance attached to the defaulted commercial mortgage loan. The overall level of commercial mortgage loan defaults remains significant and market values of the underlying commercial real estate remain distressed in many cases. It has also become increasingly difficult for lenders to dispose of foreclosed commercial real estate without incurring substantial investment losses, and ultimately leading to a decline in the value of CMBS. There can be no guarantee that our investments in CMBS will not be adversely affected by such risks.

We may have difficulty successfully pursuing claims in the courts of non-U.S. countries.

Because the effectiveness of the judicial systems in the countries in which we may invest varies, we (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent we or a portfolio company may obtain a judgment but is required to seek enforcement in the courts of one of the countries in which we invest, there can be no assurance that such courts will enforce such judgment. The laws of many nations often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization and creditors’ rights.

We are subject to risk of becoming involved in litigation by third parties as a result of our investment activities.

Our investment activities subject us to the risks of becoming involved in litigation by third parties. This risk is somewhat greater where we exercise control of, or significant influence in, a company’s direction. In addition, in the course of providing managerial assistance to certain portfolio companies, certain of our or the Adviser’s officers and directors may serve as directors on the boards of such companies. In connection therewith, we will be required to indemnify the Adviser and its affiliates, and each of their respective members, officers, directors, employees, shareholders, partners, managers, and certain other persons who serve at the request of the Adviser or its affiliates on our behalf for liabilities incurred in connection with our affairs. Such liabilities may be material and have an adverse effect on the returns to the shareholders. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent certain conduct by the Adviser, be payable from our assets. The Adviser may, but will not be required to, purchase insurance for the Fund, the Adviser and their affiliates, employees, agents and representatives. Additionally, the Investment Advisory Agreement, to the extent permitted by law, will limit the circumstances under which the Adviser can be held liable to the Fund and our shareholders. As a result, our shareholders may have a more limited right of action in certain cases than they would in the absence of this provision.

We may be subject to potential allegations of lender liability.

In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors. We may be subject to potential allegations of lender liability. In addition, courts have in some cases applied the doctrine of equitable subordination to subordinate the claim of a lending institution against a borrower to claims of other creditors of the borrower when the lending institution is found to have engaged in unfair, inequitable or fraudulent conduct. Such claims may be brought even if we acquired the loan on a secondary basis.

The exercise of control of, or significant influence over, a portfolio company may impose additional risks of liability.

In certain circumstances, including if we invest in a different part of the capital structure as Other Oaktree Funds, our holdings may be aggregated with those of such Other Oaktree Funds, which collectively may be deemed to give these funds and accounts controlling interests in or the ability to significantly influence a portfolio company. The exercise of control of, or significant influence over, a portfolio company may impose additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations (including securities laws) or other types of liability in which the limited liability generally characteristic of business ownership may be ignored. In addition, a greater level of involvement by Oaktree in a portfolio company may subject the Fund to a greater risk of litigation by third parties. If these liabilities were to arise, we might suffer a significant loss. We will be required to indemnify the Adviser and others in connection with such litigation, as well as other matters arising as a result of the management of the Fund, subject to certain conditions.

We are subject to contingent liabilities on disposition of our investments.

In connection with the disposition of an investment in a portfolio company, we may be required to make representations about the business and financial affairs of such company typical of those made in connection with the sale of any business. We also may be required to indemnify the purchasers of such investment with respect to certain matters, including the accuracy of such representations. These arrangements may result in contingent liabilities for which the Adviser may establish reserves or escrows.

We may invest in subordinated loans.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to the Fund. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

We may invest in loans that have limited amortization requirements.

We may invest directly in senior secured loans, including at initial issuance, which would typically have limited mandatory amortization and interim repayment requirements. A low level of amortization of any directly originated senior secured loans over the life of such senior secured loans may increase the risk that an issuer will not be able to repay or refinance the senior secured loans held by us when it comes due at its final stated maturity.

We may have a limited ability to protect our investment in portfolio companies as a result of making non-controlling investments.

We are not expected to make investments that result in control of, or significant influence over, a company. As a result, we may have a more limited ability to protect our investment in portfolio companies than if we held a controlling interest or position of significant influence.

We are exposed to risks associated with OID and PIK interest income.

Our investments may include original issue discount (“OID”) and contractual payment-in-kind (“PIK”) interest, which typically represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	OID and PIK instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;

•	OID and PIK accruals may create uncertainty about the source of our distributions to shareholders;

•

OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral; and

•	OID and PIK instruments may represent a higher credit risk than coupon loans.

The illiquid nature of certain of our investments may make it difficult for us to sell these investments when desired.

We may invest in companies whose securities are not publicly traded, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. In fact, all of our assets may be invested in illiquid securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments and suffer losses. Our investments may be subject to contractual or legal restrictions on resale or may otherwise be illiquid because there is usually no established trading market for such investments. In addition, we may face restrictions on our ability to liquidate investments if the Adviser or any of its affiliates have material nonpublic information regarding the portfolio company.

We may utilize different investment techniques not described in this prospectus.

We may employ investment techniques and invest in other instruments that the Adviser believes will help achieve our investment objective, whether or not such investment techniques or instruments are specifically described herein. Consistent with our investment objective, we may invest in financial instruments of any and all types, which exist now or are hereafter created. Such investments may entail risks not described herein, any of which may adversely affect us.

We may be subject to risks associated with currency exchange transactions.

The Adviser anticipates that a portion of our investments could be made in countries other than the United States and, consequently, we expect to make certain investments denominated in currencies other than the U.S. dollar. Changes in the rates of exchange between the U.S. dollar and other currencies will have an effect, which could be adverse, on our performance, amounts available for distribution and the value of investments we distribute. Additionally, a particular non-U.S. country may impose exchange controls, devalue its currency or take other measures relating to its currency which could adversely affect the Fund. Finally, we will incur costs in connection with conversions between various currencies.

We are not obligated to hedge currency risks. Even if the Adviser does so, the Adviser may not be able to put a hedge in place on commercially reasonable terms given the credit terms offered by our counterparties or the volatility of the currency. There can be no guarantee that instruments suitable for hedging market shifts will be available at the time when we wish to use them, or that any hedge would reduce applicable risks. More specifically, if we hedge currency risk, it does not expect that the full risk of currency fluctuations can be eliminated due to the complexity of the investment characteristics of our investment portfolio and limitations in the non-U.S. currency market. We conduct our non-U.S. currency exchange transactions in anticipation of funding investment commitments or receiving proceeds upon dispositions. In addition, to hedge against adverse stock market shifts, we may purchase put and call options on stocks and write covered call options on stocks.

We may invest in collateralized loan obligations and other securitizations and structured products.

We may invest in CLOs and other securitizations, including RMBS and CMBS, which are generally limited recourse obligations of the issuer (“Securitization Vehicles”) payable solely from the underlying assets (“Securitization Assets”) of the issuer or proceeds thereof. Holders of equity or other securities issued by Securitization Vehicles must rely solely on distributions on the Securitization Assets or proceeds thereof for payment in respect thereof. Consequently, we will typically not have any direct rights against the issuer of, or the entity that sold, assets underlying the securitization. Securitization Assets may include, without limitation, broadly-syndicated leverage loans, middle-market bank loans, collateralized debt obligation (“CDO”) debt tranches, trust preferred securities, insurance surplus notes, asset backed securities, mortgages, real estate investment trusts (“REITs”), high-yield bonds, mezzanine debt, second-lien leverage loans, credit default swaps and emerging market debt and corporate bonds, which are subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks.

Underlying Default Risks. To the extent underlying default rates with respect to Securitization Assets occur or otherwise increase, the performance of our investments in Securitization Vehicles will be adversely affected. The rate of defaults and losses on debt instruments will be affected by a number of factors, including global, regional and local economic conditions in the area where the borrower operates, the financial circumstances of the borrower as well as general market conditions. A decline in global markets (or any particular sub-market thereof) may result in higher delinquencies and/or defaults as borrowers will not be able to repay or refinance their outstanding debt obligations when due for a variety of reasons, which will adversely affect the performance of our investments in Securitization Vehicles.

In addition, investments in Securitization Vehicles may be subject to the risk of bankruptcy of the issuer of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

Failure to Satisfy Certain Tests. The failure by a Securitization Vehicle to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Fund. In the event that a Securitization Vehicle fails certain tests, holders of senior debt tranches may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting Securitization Vehicle. If any of these events occur, it could materially and adversely affect the return on our investments in such Securitization Vehicles.

Leveraged Credit Risk. Our investments in securitizations may also be subject to leverage risks. The leveraged nature of Securitization Vehicles, in particular, magnifies the adverse impact of Securitization Asset defaults. Because Securitization Vehicle investments represent a leveraged investment with respect to the underlying Securitization Assets, changes in the market value of Securitization Vehicle investments could be greater than the change in the market value of the underlying Securitization Assets, which are subject to credit, liquidity and interest rate risks.

Liquidity Risk. Certain debt tranches of Securitization Vehicles may be thinly traded or have a limited trading market and may have the effect of decreasing our liquidity to the extent that we, at a particular point in time, may be unable to find qualified buyers for, and may have difficulty valuing, these securities.

Prepayments and Re-Investment Risk. Our investments in Securitization Vehicles and the Securitization Assets that collateralize them may prepay more quickly than expected and have an impact on the value of our investments in such Securitization Vehicles. Early prepayments give rise to increased re-investment risk, as we or a Securitization Vehicle collateral manager might realize excess cash from prepayments earlier than expected. If we or a Securitization Vehicle collateral manager is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce net income and the fair value of that asset.

Investment in Junior Debt Tranches. We may invest in the equity or junior debt tranches of Securitization Vehicles. Such equity and junior debt tranches will be subordinated to other parties, including more senior debt tranches. The receipt of interest, principal and other distributions in respect of the equity or junior debt tranches of a Securitization Vehicle will be governed by an indenture, which will typically provide that such payments may not be made until obligations with respect to senior debt tranches have been met and/or certain financial tests are satisfied. The indenture may also provide for the deferment of payments to equity holders or junior noteholders without triggering an event of default under the indenture. If an event of default under the indenture were to occur, the senior noteholders may be entitled to determine the remedies to be exercised which may be adverse to the interests of the equity holders and/or junior noteholders, and the senior noteholders may not have any obligation to consider the possible adverse effect on the interests of equity holders or junior noteholders. To the extent that any losses are suffered in the underlying portfolio, such losses will be borne in the first instance by equity holders and junior noteholders. In such circumstances, senior notes will be entitled to repayment in full prior any payment is made in respect of the equity or junior notes.

Reliance on Collateral Managers. With the exception of investments in Oaktree-Managed CLOs (if any), Securitization Assets (including non-Oaktree-managed Securitization Vehicles) are typically actively managed by a third-party investment manager, and, as a result, the Securitization Assets will be traded, subject to rating agency and other constraints, by such investment manager. With respect to Securitization Vehicles, we expect to rely on Securitization Vehicle collateral managers to administer and review the portfolios of collateral they manage. The actions of the Securitization Vehicle collateral managers may significantly affect the performance of our investments in Securitization Vehicles. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect our returns, as we may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. We also expect to rely on Securitization Vehicle collateral managers to act in the best interests of the Securitization Vehicle it manages. If any Securitization Vehicle collateral manager were to act in a manner that was not in the best interests of the Securitization Vehicles (i.e., gross negligence, with reckless disregard or in bad faith), this could adversely impact the overall performance of our investments in Securitization Vehicles.

For securitizations with corporate loans, the collateral manager’s role in reinvestment of principal amortization in performing credits and with respect to loans that default, as well as its ability to actively manage the portfolio through trading, will have a significant impact on the value of the underlying collateral and the performance of its securitization. If the collateral manager reinvests proceeds into loans which then default, does not sell loans before such loans default close to the original purchase price or does not effectively contribute to a restructuring process to maximize value of the loan the securitization owns, the collateral manager could materially and adversely impact our investments in Securitization Vehicles.

Failure of Servicers to Effectively Service Loans. The failure of servicers to effectively service the loans underlying certain of our investments in Securitization Vehicles could materially and adversely affect the Fund. Most securitizations of loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If servicers take longer to liquidate non-performing assets, loss severities may tend to be higher than originally anticipated. The failure of servicers to effectively service the receivables underlying such assets could negatively impact the value of our investments in Securitization Vehicles and its performance.

Servicer quality is of prime importance in the default performance of certain personal loans. Servicers may go out of business, which would require a transfer of servicing to another servicer. Such transfers take time and loans may become delinquent because of confusion or lack of attention. Servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance, interest may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, causing losses to be greater than the outstanding principal balance of that loan.

Structured Products. We may invest in other structured products. These investments may include debt securities issued by a private investment fund that invests, on a leveraged basis, in bank loans, high-yield debt or other asset groups, as well as certificates issued by a structured investment vehicle that holds pools of CMBS or RMBS. Our investments in structured products will be subject to a number of risks, including risks related to the fact that the structured products will be leveraged. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor in the subordinated debt securities issued by a structured product. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore, be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

We may make investments in “covenant-lite” loans.

Although the loans in which we expect to invest will generally have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance, we may invest to a lesser extent in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition or operating results. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Our investments in non-U.S. companies may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of non-U.S. companies to the extent permissible under the Investment Company Act. Investing in non-U.S. companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of non-U.S. taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a non-U.S. currency will be subject to the risk that the value of a particular currency will change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Risks Related to an Investment in the Fund and the Common Shares

We are a relatively new company and have a limited operating history.

Although the Adviser utilizes experienced professionals who have successfully pursued an investment strategy substantially similar to ours, we are a relatively newly initiated enterprise with a limited operating history upon which to evaluate our likely performance. The past performance of any other businesses or companies that have or have had an investment objective which is similar to, or different from, our investment objective are not indicative of our future performance and provides no assurance of our future results.

We have a different investment portfolio from other businesses or companies. Accordingly, our results may differ from and are independent of the results obtained by such businesses or companies. No assurance can be given that we will be successful in obtaining suitable investments or that our investment objective will be achieved. There can be no assurance that any shareholder will receive any proceeds from the Fund. We are subject to different investment limitations than certain of the Other Oaktree Funds and, accordingly, may have a materially different portfolio than such Other Oaktree Funds. In addition, the fees and expenses we pay may be different from, and may be higher than, those applicable to the Other Oaktree Funds. There can be no assurance that we will be able to (a) successfully identify, make and realize upon any particular investment or (b) achieve desired spreads and yields to maturity (or that such performance will be commensurate with the risks associated with an investment in the Fund). Actual realized returns will depend on, among other factors, future operating results, pace of deployment, refinancings, whether such interests are held to maturity, value of the underlying assets, foreclosures, market conditions, legal and contractual restrictions, any related transaction costs, and the timing and manner of sale, all of which may differ from the circumstances on which the valuations used in the prior performance data contained herein are based. Accordingly, an investment should only be considered by persons that can afford a loss of their entire investment. Shareholders must rely on the Fund and the Adviser to implement investment policies, to evaluate all investment opportunities and to structure the terms of investments rather than evaluating investments in advance.

We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of shareholders’ investments could decline substantially or that shareholders’ investments could become worthless. We anticipate, based on the amount of proceeds raised in this offering and any subsequent offerings that it could take some time to invest substantially all of the capital we expect to raise due to market conditions generally and the time necessary to identify, evaluate, structure, negotiate and close suitable investments. In order to comply with the RIC diversification requirements during the startup period, we may invest proceeds in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment, which we expect will earn yields substantially lower than the interest, dividend or other income that we seek to receive in respect of suitable portfolio investments. We may not be able to pay any significant distributions during this period, and any such distributions may be substantially lower than the distributions it expects to pay when our portfolio is fully invested. We will pay the management fee to the Adviser throughout this interim period irrespective of performance. If the management fee and other expenses exceed the return on the temporary investments, our equity capital will be eroded.

An investment in the Fund is not suitable for all investors.

An investment in the Fund is not suitable for all investors. An investment is suitable only for sophisticated investors, and an investor must have the financial ability to understand and willingness to accept the extent of its exposure to the risks and lack of liquidity inherent in an investment in the Fund. Investors should consult their professional advisers to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition. An investment in the Fund requires a long-term commitment, and there can be no assurance that our investment objective will be achieved or that there will be any return of capital. Therefore, investors should only invest in the Fund if they can withstand a total loss of their investment.

Additionally, if investing through a self-directed individual retirement account (“IRA”), investors should consider the unique risks and additional considerations applicable to investments made through self-directed IRAs. In particular, such an investor should consider whether the investment is in accordance with the documents and instruments governing the IRA, whether there is sufficient liquidity in the IRA should the IRA’s beneficiary need to take a mandatory distribution, and whether the investment could give rise to a non-exempt prohibited transaction under applicable law, which generally includes certain specified transactions between an IRA and a “disqualified person” within the meaning of Section 4975 of the Code. There can be no assurance that the Fund will not be a “disqualified person” with respect to any particular IRA, or that an exemption would be available for any prohibited transaction.

Our investment portfolio may not be diversified across companies, industries, types of securities or geographic regions.

Except to the extent required as a BDC (see “Regulation”) or RIC (see “Certain U.S. Federal Income Tax Considerations”), the Adviser is not under any other obligation to diversify our investments, whether by reference to the amount invested or the industries or geographical areas in which portfolio companies operate.

The Adviser may allocate capital among investments as it determines in its sole discretion, subject to the goal of maximizing our returns, and shareholders will have no assurances with respect to the diversification or geographic concentration of the investment program. This lack of diversification will expose us to losses disproportionate to market declines in general if there are disproportionately greater adverse price movements in the particular investments, and our investment portfolio may be subject to more rapid changes in value than would be the case if we were required to maintain a wide diversification among companies, industries and types of securities. To the extent we hold investments concentrated in a particular issuer, security, asset class, industry or geographic region, we will be more susceptible than a more widely diversified investment partnership to the negative consequences of a single corporate, economic, political or regulatory event. Unfavorable performance by any number of investments could substantially adversely affect the aggregate returns realized by shareholders.

Our Board of Trustees has broad discretionary power with respect to our investment objective, policies and strategies.

Our Board of Trustees has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, NAV and operating results. However, the effects might be adverse, which could negatively impact our ability to pay distributions and cause shareholders to lose part or all of their investment.

Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.

Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super- majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

We have not selected all of the investments we will make; the market for the Fund’s target investments is highly competitive.

We have not selected all of the investments that we will make, and our shareholders will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding our investments. Therefore, purchasers of the Common Shares will be dependent upon the judgment and ability of the Adviser and its affiliates in sourcing transactions and investing and managing our capital.

No assurance can be given that the Adviser will be able to identify and obtain a sufficient number of investment opportunities to invest the full amount of our capital, including any leverage, or that our investment objective will be achieved. Even if sufficient investment opportunities are identified, they may be allocated first to Other Oaktree Funds. See “—Risks Related to the Adviser and its Affiliates; Conflicts of Interest.” The activity of identifying and completing investments is highly competitive and involves a high degree of uncertainty and risk. We compete for investments with various other investors, such as other public and private funds, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity funds, some of which may be our affiliates. Other funds may have investment objectives that overlap with ours, which may create competition for investment opportunities. Many competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us, and may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships. Furthermore, many competitors are not subject to the regulatory restrictions that the Investment Company Act and the Code impose on us. The competitive pressures could impair our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities.

To the extent that we encounter competition for investments, returns to our shareholders may decrease, including as a result of higher pricing, foregoing opportunities or negotiating fewer transactional protections in order to remain competitive. Additionally, we may incur bid, due diligence, negotiating, consulting or other costs on investments that may not be successful. There can be no assurance that we will be able to identify, complete and exit investments which satisfy our investment objective, or realize upon their values, or that we will be able to invest fully our capital.

We rely on portfolio company management teams to operate their businesses successfully.

We generally invest in healthy companies with proven operating management in place; however, there can be no assurance that such management will continue to operate successfully. Although the Adviser monitors the performance of each investment and may make recommendations, we rely upon management to operate the portfolio companies on a day-to-day basis and, if applicable, equity sponsors who control the boards of directors of the portfolio companies to select qualified management for such companies. In addition, certain of our investments may be in businesses with limited operating histories.

We bear costs associated with due diligence of our potential investments, and such due diligence may not identify all risks associated with investments we make.

Before we make an investment, the Adviser conducts such due diligence as it deems reasonable and appropriate based on the facts and circumstances applicable to the investment. Due diligence may entail marketing studies, business plan development, evaluation of important and complex business, financial, tax, accounting, and legal issues as well as background investigations of individuals. Outside professionals, consultants, legal advisors, accountants, investment banks and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment. The involvement of such third parties may present a number of risks primarily relating to reduced control of the functions that are outsourced and may entail significant third-party expenses, which are generally borne by the Fund. In addition, if the Adviser is unable to timely engage third-party providers, its ability to evaluate and acquire more complex assets could be adversely affected. Due diligence investigations with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the investment opportunity. Moreover, there can be no assurance that attempts to identify risks associated with an investment will achieve their desired effect. Potential investors should regard an investment in the Fund as being speculative and having a high degree of risk.

In the event of fraud, any material misrepresentation or omission or any professional negligence by any seller or originator of assets or such seller’s or originator’s representatives, or by any other party, we may suffer a material loss of capital and the value of our investments may be adversely impacted. We will rely upon the accuracy and completeness of representations made by various persons in the due diligence process and cannot guarantee such accuracy or completeness.

We bear costs and risks associated with the hiring of third-party service providers.

Certain of our and the Adviser’s operations may interface with and/or depend on third-party service providers, and we or the Adviser may not be in a position to verify the risks or reliability of such third parties. We may suffer adverse consequences from actions, errors or failure to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. The costs, fees and expenses associated with the provision of such services by third-party service providers are generally borne by the Fund instead of the Adviser, thereby increasing the expenses borne by the shareholders.

The Adviser may utilize financial projections to evaluate investments, and such projections are inherently uncertain and may be inaccurate.

We may rely upon projections developed by the Adviser or a third party concerning an investment’s future performance and cash flow, including when deciding that the possibility of actual adversity in connection with an investment in a different part of the capital structure of the portfolio company is remote. Projections are inherently subject to uncertainty and factors beyond the control of the Adviser and the portfolio company. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. Different assumptions may produce different results. The inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values and cash flow and could trigger the need for us to remain passive in the event of a restructuring. In addition, prospective investors should note that projected performance is not indicative of future results, and there can be no assurance that the projected results or expected returns will be achieved or that we will be able to effectively implement our investment objective.

In addition, the Adviser may determine the suitability of investments based in part on the basis of financial projections for portfolio issuers. Events or conditions, including changes in general market conditions, which may not have been anticipated or which are otherwise not foreseeable, may occur and have a significant impact on the actual rate of return received with respect to our investments.

Our success depends in part on the Adviser’s ability to effect operating improvements at portfolio companies.

In some cases, the success of our investment strategy depends, in part, on the ability of the Adviser to provide institutional management experience and financial insights to portfolio company management, and to restructure and effect improvements in the operations of a portfolio company. The activity of identifying and implementing restructuring programs (and operating improvements at portfolio companies) entails a high degree of uncertainty. There can be no assurance that the Adviser will be able to successfully identify and implement such restructuring programs and improvements or that such insights and experience will be utilized and implemented by portfolio companies and, even if implemented, that they will result in operating improvements.

Our inability to deploy capital quickly to capitalize on potential investment opportunities could adversely affect the overall returns of the Fund.

In light of the need to be able to deploy capital quickly to capitalize on potential investment opportunities or to establish reserves for anticipated debts, liabilities or obligations, including liquidity needs, we may hold cash in money market investments pending deployment into other investments, the amount of which may at times be significant. While the duration of any such holding period is expected to be relatively short, in the event we are unable to find suitable investments, such money market investments may be held for longer periods, which would dilute overall investment returns. It is not anticipated that the temporary investment of such cash into money market investments will generate significant interest, and shareholders should understand that such low interest payments on the temporarily invested cash may adversely affect the overall returns of the Fund.

Our ability to make follow-on investments may substantially impact the success of our investments.

We may be called upon to provide follow-on funding for our investments or have the opportunity to increase our investment in such investments. There can be no assurance that we will wish to make follow-on investments or that we will have sufficient funds to do so. Any decision not to make follow-on investments or our inability to make them may have a substantial negative impact on an investment in need of such an investment or may diminish our ability to influence such investment’s future development. There can be no assurance that the Adviser will be able to predict accurately how much capital may need to be reserved for participation in follow-on investments. If more capital is reserved than is necessary, then we may receive a lower allocation of other investment opportunities. If less capital is reserved than is necessary, then we may not be able to fully protect or enhance its existing investment. If we do not have sufficient capital to participate in all (or a portion) of a follow-on investment opportunity, an Other Oaktree Fund may participate in such follow-on opportunity in lieu of or alongside the Fund in accordance with the Investment Allocation Considerations described in “Investment Objective and Strategies—Allocation of Investment Opportunities.”

An investment in our Common Shares has limited liquidity.

Our Common Shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our Common Shares on a national securities exchange. There can be no guarantee that we will conduct a public offering and list our shares on a national securities exchange. An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in such investment. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time.

We may not pay distributions to our shareholders.

We pay, and intend to continue to pay, distributions to shareholders out of assets legally available for distribution. We cannot assure shareholders that we will achieve investment results that will allow the Fund to sustain a specified level of cash distributions or periodic increases in cash distributions. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Trustees and will depend on our earnings, financial condition, maintenance of ability to be subject to tax as a RIC, compliance with applicable BDC regulations and such other factors as the Board of Trustees may deem relevant from time to time. There can be no assurance that we will continue to pay distributions to shareholders.

Although we have implemented a share repurchase program, we have discretion to not repurchase your shares and to amend or suspend the program.

Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion. Shareholders may not be able to sell your shares at all in the event our Board of Trustees amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the Repurchase Date. Although a shareholder will have the ability to withdraw a repurchase request prior to the Repurchase Date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Shareholders may experience dilution.

Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our Declaration of Trust allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, our Board of Trustees may elect, without shareholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue Common Shares or interests in any of our subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options we may grant to our independent trustees or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional Common Shares after your purchase in this offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our subsidiaries.

All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

We may make co-investments with third parties.

We may co-invest with third parties through funds, joint ventures or other entities. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that a co-venturer or partner of the Fund may at any time have other business interests and investments other than the joint venture with the Fund, or may have economic or business goals different from those of the Fund. In addition, we may be liable for actions of our co-venturers or partners. Our ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the joint venture arrangement, and certain joint venture arrangements may pose risks of impasse if no single party controls the joint venture. In addition, such arrangements are likely to involve restrictions on the resale of our interest in the company. Even if the nature of the joint venture arrangement permits us acquire the assets of the joint venture from our co-venturers or partners, we may not have the resources to do so.

Investments in non-U.S. entities pose special risks and considerations.

We may invest in the securities or obligations of non-U.S. entities. Certain non-U.S. investments involve risks and special considerations not typically associated with U.S. investments. Such risks include (a) the risk of nationalization or expropriation of assets or confiscatory taxation, (b) social, economic and political uncertainty, including war, and revolution, (c) dependence on exports and the corresponding importance of international trade, (d) differences between U.S. and non-U.S. markets, including price fluctuations, market volatility, less liquidity and smaller capitalization of securities markets, (e) currency exchange rate fluctuations, (f) rates of inflation, (g) controls on, and changes in controls on, non-U.S. investment and limitations on repatriation of invested capital and on our ability to exchange local currencies for U.S. dollars, (h) governmental involvement in and control over the economies, (i) governmental decisions to discontinue support of economic reform programs generally and impose centrally planned economies, (j) differences in auditing and financial reporting standards that may result in the unavailability of material information about issuers, (k) less extensive regulation of the securities markets, (l) longer settlement periods for securities transactions, (m) less developed corporate laws regarding fiduciary duties and the protection of investors, (n) less reliable judicial systems to enforce contracts and applicable law, (o) certain considerations regarding the maintenance of our portfolio securities and cash with non-U.S. sub-custodians and securities depositories, (p) the possible imposition of non-U.S. taxes on income and gains recognized, or gross proceeds received, with respect to such non-U.S. investments, (q) restrictions and prohibitions on ownership of property by non-U.S. entities and changes in laws relating thereto, (r) additional transactional costs and administrative burdens as a result of local legal requirements and (s) crime, corruption, terrorism, political unrest and war. We may be adversely affected by the foregoing events, or by future adverse developments in global or regional economic conditions or in the financial or credit markets.

There may be restrictions which limit or preclude our investments in non-U.S. entities, and we may face difficulty repatriating investment proceeds from non-U.S. investments.

Non-U.S. investment in the securities of issuers in certain nations is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude non-U.S. investment in issuers in such nations and increase the costs and expenses of the Fund. Certain countries may restrict investment opportunities in issuers or industries deemed important to national interests. Some countries require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by non-U.S. investors. In addition, if there is a deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on, or altogether change its restrictions on, non-U.S. capital remittances abroad. In response to sovereign debt or currency crises, for example, certain governments have enacted legislation that imposes restrictions on the inflow and outflow of non-U.S. currency into and from such country. These restrictions may adversely affect our ability to source investments or to repatriate investment proceeds. Repatriation of capital was particularly a problem during the sovereign debt and currency crises of the 1990s and continues to be a problem today in certain countries. Even where capital controls do not prohibit remittances abroad, the repatriation of proceeds from investment dispositions may require the procurement of a substantial number of regulatory consents, certificates and approvals, including licenses for the Fund and clearance certificates from tax or monetary authorities. Obtaining such approvals or licenses may be difficult, expensive and time consuming and may depend on political or other factors outside our control. Finally, repatriation of income from and investments in entities that are organized or domiciled in non-U.S. countries may be affected adversely by local withholding and other non-U.S. tax requirements. The foregoing requirements and restrictions may adversely affect our ability to source investments or to repatriate investment proceeds, and there can be no assurance that we will be permitted to repatriate capital or profits, if any, from the non-U.S. jurisdictions in which it invests.

Deficiencies in our internal control over financial reporting could prevent us from accurately and timely reporting our financial results.

We may identify deficiencies in our internal control over financial reporting in the future, including significant deficiencies and material weaknesses. A “significant deficiency” is a deficiency or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Failure to identify deficiencies in our internal control over financial reporting in a timely manner or to remediate any deficiencies, or the identification of material weaknesses or significant deficiencies in the future could prevent us from accurately and timely reporting our financial results.

The process of valuing our portfolio is subject to inherent uncertainties and judgments, which could impact how our NAV is calculated.

Valuations of our portfolio, which affect the amount of the management fee and incentive fee and our performance results, may involve uncertainties and judgmental determinations. Further, the methodology for the calculation of the management fee and incentive fee creates a potential conflict of interest for the Adviser in determining valuations. As a BDC, we are required to account for our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Board of Trustees or its designee. Typically, there is not a public market for the securities of the privately held companies in which we invest. As a result, we value these securities quarterly at fair value as determined in good faith by the Board of Trustees or its designee. Our Board of Trustees has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the Investment Company Act. The fair value of such securities may change, potentially materially, between the date of the fair value determination and the release of the financial results for the corresponding period or the next date at which fair value is determined.

The process of valuing securities for which reliable market quotations are not available is based on inherent uncertainties, and the resulting values may differ from values that would have been determined had a ready market existed for such securities and may differ from the prices at which such securities may ultimately be sold. Further, third-party pricing information may at times not be available regarding certain of our securities, derivatives and other assets. Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our or the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. In addition, any investments that include OID or PIK interest may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of their deferred payments and the value of their underlying collateral. Due to these uncertainties, fair value determinations may cause the NAV on a given date to materially understate or overstate the value that the Fund ultimately realizes upon the sale of one or more investments.

A disruption in the secondary markets for our investments may limit the ability of the Adviser to obtain accurate market quotations for purposes of valuing our investments and calculating our NAV. In addition, material events occurring after the close of a principal market upon which a portion of the securities or other assets of the Fund are traded may require the Adviser to make a determination of the effect of a material event on the value of the securities or other assets traded on the market for purposes of determining the fair value of our investments on a valuation date. If the valuation of our securities in accordance with the Adviser’s valuation policy should prove to be incorrect, the fair value of our investments could be adversely affected. Absent bad faith or manifest error, valuation determinations in accordance with the Adviser’s valuation policy will be conclusive and binding. Furthermore, these values will be used to determine our NAV. To the extent these investments are undervalued or overvalued, the Common Shares of existing shareholders or newly admitted shareholders could be adversely affected.

Risks Related to the Adviser and its Affiliates; Conflicts of Interest

The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us, and shareholders will have no right to control our operations.

Our success depends in substantial part on the management, skill and acumen of the Adviser and the Investment Professionals. An investment in the Common Shares is a passive investment, and shareholders will have no opportunity to control our day-to-day operations, including any investment or disposition decisions. Subjective decisions made by the Adviser may cause us to incur losses or to miss profit opportunities on which we might otherwise have capitalized. Shareholders have no direct rights against third parties engaged by Oaktree in respect of the Fund.

There can be no assurance that the Investment Professionals and such other professionals will continue to be available to the Adviser throughout the life of the Fund. In addition, neither the Fund nor the Adviser maintains life insurance for any of the key Investment Professionals or has employment agreements covering all of the Fund’s executive officers. The loss of any of the Investment Professionals and such other professionals could have a material adverse effect on the Fund. Moreover, certain of the Investment Professionals are also responsible for investing and managing the capital of certain Other Oaktree Funds, which require that such Investment Professionals devote considerable time to such Other Oaktree Funds instead of the Fund.

The Adviser may be incentivized to make investments that are risky or speculative in order to enhance our performance.

The fact that the incentive fee is based on our performance may create an incentive for the Adviser to make investments on our behalf that are riskier or more speculative than would be the case in the absence of the incentive fee. The way in which the incentive fee is determined may encourage the Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase our likelihood of default, which would disfavor shareholders, and could result in higher investment losses, particularly during economic downturns.

In addition, the portion of the incentive fee based on Pre-Incentive Fee Net Investment Income and payable to the Adviser will be computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as OID interest, debt instruments with PIK interest and zero coupon securities and obligations. As a result, for any calendar quarter, the incentive fee attributable to Pre-Incentive Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter. This fee structure may be considered to involve a conflict of interest for the Adviser to the extent that it may encourage the Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest. The Adviser may have an incentive for the Fund to invest in deferred interest securities or obligations in circumstances where it would not have done so but for the opportunity to continue to earn the Investment Income incentive fee even when the issuers of the deferred interest securities or obligations would not be able to make actual cash payments on such securities and obligations. Moreover, certain of the types of investments within our investment objective, such as PIK “toggle” debt, may result in a PIK election, which may have the simultaneous effect of increasing the assets under management, thereby increasing the management fee and increasing investment income, thus increasing the incentive fee.

This risk could be increased because the Adviser is not obligated to reimburse the Fund for any distributions of incentive fees previously received even if the Fund subsequently incurs losses or never receives, in cash, the deferred income that was previously accrued. Thus, while the shareholders will share in both the risks and rewards of investing in such instruments, the Adviser will not share in such risks.

In the event that losses are allocated to the Fund for a given annual period, the Adviser is not required to reduce the incentive fee credited for prior annual periods. Shareholders should also be aware that a rise in the general level of interest rates can generally be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for the hurdle rate to be met or exceeded and may result in a substantial increase of the amount of incentive fee payable to the Adviser with respect to the Investment Income incentive fee without a corresponding increase in performance relative to the market as a whole.

No index will be used as a comparative measure of investment performance as a basis for calculating the incentive fee.

We have and may in the future be required to pay the Adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

The Adviser will be entitled to the incentive fee for each fiscal quarter in an amount equal to a percentage of the excess of Pre-Incentive Fee Net Investment Income for that quarter above a threshold return for that quarter. For these purposes, the Pre-Incentive Fee Net Investment Income excludes realized capital gains, realized capital losses, unrealized capital appreciation and unrealized capital depreciation that we may incur in the fiscal quarter, even if such capital losses result in a net loss for the Fund for that quarter. Thus, we have and may in the future be required to pay the Adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 12.5% of realized capital gains (net of all realized capital losses on a cumulative basis and unrealized capital depreciation), and thereafter experiences additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.

The Adviser may be incentivized to increase our NAV by purchasing assets with borrowed amounts.

The management fee is based on our NAV, including assets purchased with borrowed amounts. The Adviser may, therefore, be incentivized to increase such borrowing to increase the management fee. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor shareholders.

There may be conflicts of interest related to obligations that the Adviser’s senior management and investment team have to Other Oaktree Funds.

Actual and potential conflicts between the Adviser and its affiliates, on one hand, and us and our portfolio companies, on the other hand, are expected to occur. Oaktree manages the Other Oaktree Funds, which present the possibility of overlapping investments, and thus the potential for conflicts of interest. In particular, on the risk/reward spectrum, we sit between Oaktree’s High Yield Bond Funds and Accounts and Senior Loan Funds and Accounts and the Distressed Debt Funds (each as defined in “Potential Conflicts of Interest”). Many of the investments targeted by us may be appropriate for these Other Oaktree Funds but for the expected yield at the time of investment, so in retrospect or at different points in the market cycle, investments that were made by the Fund may seem more appropriate for an Other Oaktree Fund, and vice versa. Shareholders will have no ability to challenge such allocation so long as it was made in good faith in accordance with the procedures discussed in “Investment Objective and Strategies—Allocation of Investment Opportunities.” Such procedures give Oaktree broad authority to allocate investment opportunities, notwithstanding the potential conflicts of interest that may exist. For example, management fees or incentive allocations and fees and liquidity provisions may differ significantly between the Fund and the Other Oaktree Funds, creating an economic incentive for Oaktree to allocate investments that may be appropriate for a lower fee or more liquid strategy to a higher fee or less liquid strategy.

Our executive officers and trustees, and certain members of the Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the Adviser’s affiliates. For example, the Adviser presently serves as the investment adviser to Oaktree Specialty Lending Corporation (“OCSL”), a publicly traded BDC. OCSL is a part of Oaktree’s Private Credit strategy, which is a combination of Oaktree’s Strategic Credit and U.S. Private Debt strategies. OCSL has historically invested in debt and debt-like instruments similar to those we target for investment. Therefore, there may be certain investment opportunities that satisfy our investment criteria and that of OCSL, as well as private investment funds and accounts advised or sub-advised by the Adviser or its affiliates. OCSL operates as a distinct and separate entity, and any investment in the Common Shares will not be an investment in OCSL. In addition, all of our executive officers serve in substantially similar capacities for OCSL. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or the shareholders. For example, the personnel of the Adviser may face conflicts of interest in the allocation of investment opportunities. Oaktree has investment allocation guidelines that govern the allocation of investment opportunities among the investment funds and accounts managed or sub-advised by the Adviser and its affiliates. To the extent an investment opportunity is appropriate for the Fund, OCSL or any other investment fund or account managed or sub-advised by the Adviser or its affiliates, the Adviser will adhere to its investment allocation guidelines in order to determine a fair and equitable allocation.

In addition, in the event Oaktree forms one or more feeder vehicles to facilitate indirect investments in the Fund by certain investors, there are potential conflicts of interest between the interests of any such feeder vehicles and investors therein, on the one hand, and the business interests of Oaktree, on the other hand. Potential conflicts of interest may include, but are not limited to, the fact that one or more Oaktree affiliates will be the general partner, manager or managing member of any such feeder vehicle. If any matter arises that Oaktree determines in its good faith judgment constitutes an actual conflict of interest, Oaktree may take such actions as may be necessary or appropriate to prevent or reduce the conflict, subject to the limitations of the Investment Company Act.

In addition, we may make investments in different parts of the capital structure of companies in which Other Oaktree Funds already hold an investment. Generally speaking, the Adviser expects that we will make such investments only when, at the time of investment, the Adviser believes such investment is in our best interests and either the possibility of actual adversity is remote, our investment is small and non-controlling or the Adviser believes that such investment is appropriate for the Fund in light of the particular circumstances, notwithstanding the potential for conflict. If any conflict were to arise, however, the Adviser will be permitted to take certain actions that, in the absence of such conflict, it would not take, such as causing the Fund to remain passive, investing in the same class of securities to align interests, divesting investments or taking other actions to reduce adversity, which may have the effect of benefiting certain Other Oaktree Funds, and not the Fund. Given that we generally intend to invest higher in the capital structure, it is likely we will remain passive in the event of a conflict, meaning that we must rely on other investors holding the same types of securities or obligations to advocate on behalf of our class. The Adviser will have no obligation to advise these other holders of any potential claims they may have of which The Adviser may be aware or to consider their interests when advocating on behalf of the Other Oaktree Funds that hold investments in lower parts of the capital structure.

Oaktree’s existing relationships may influence any decision by the Adviser to undertake investments on our behalf.

Oaktree has long-term relationships with a significant number of companies and their respective senior management. Oaktree also has relationships with numerous investors, including institutional investors and their senior management. The existence and development of these relationships may influence whether or not the Adviser undertakes a particular investment on our behalf and, if so, the form and level of such investment. Similarly, the Adviser may take the existence and development of such relationships into consideration in its management of the Fund and our investments. Without limiting the generality of the foregoing, there may, for example, be certain strategies involving the management or realization of particular investments that the Adviser will not employ on our behalf in light of these relationships.

Other services provided by broker-dealers and financing sources to Oaktree may influence the Adviser’s selection of these service providers on behalf of the Fund.

Conflicts of interest may exist with respect to the Adviser’s selection of brokers, dealers and transaction agents and counterparties (collectively, “Broker-Dealers”) and financing sources for the execution of transactions by the Fund. When engaging the services of Broker-Dealers and financing sources, the Adviser may, subject to best execution, take into consideration a variety of factors, including, to the extent applicable, the ability to achieve prompt and reliable execution, competitive pricing, transaction costs, operational efficiency with which transactions are effected, access to deal flow and precedent transactions, and the financial stability and reputation of the particular Broker-Dealer, as well as other factors that the Adviser deems appropriate to consider under the circumstances. Broker-Dealers and financing sources may provide other services that are beneficial to the Adviser, Oaktree and their affiliates but that are not necessarily beneficial to the Fund, including capital introductions, other marketing assistance, client and personnel referrals, consulting services and research-related services. These other services and items may influence the Adviser’s selection of Broker-Dealers and financing sources.

Oaktree currently manages and will continue to raise additional investment vehicles that may have a substantially similar investment focus as the Fund.

Within Oaktree’s Private Credit strategy, Oaktree currently manages and will continue to raise additional separately managed accounts, private commingled funds and private or public BDCs. Each of these BDCs, funds and accounts may have a substantially similar investment focus as the Fund, although some may invest a larger percentage, as compared to the Fund, of its total assets or total capital commitments, whichever is greater, in any one issuer or consolidated issuer group, some may not originate loans to U.S. borrowers, and some will not invest in any investment that is categorized as a Level III asset under GAAP at the time of acquisition. Oaktree may also form parallel funds alongside any of such funds and accounts and may raise other funds and accounts within the Private Credit strategy in the future. All of such funds and accounts, whether now existing or subsequently created, are referred to herein collectively as the “Related Private Credit Funds.”

The Adviser intends to allocate investment opportunities among the Fund and the Related Private Credit Funds in accordance with the procedures discussed in “Investment Objective and Strategies—Allocation of Investment Opportunities.” However, the fee structures and other terms among the Fund and the Related Private Credit Funds are different, and the Adviser may, therefore, have an incentive to allocate certain opportunities to such funds and accounts for which Oaktree or the general partners of such funds or accounts will receive greater fees, which may result in more attractive but riskier or less liquid opportunities being weighted to a particular fund or account.

While Oaktree does not intend to accept more capital into its Private Credit strategy than it believes it can prudently invest at the time, the Private Credit strategy has expanded and is continuing to expand significantly, and the investment process may be burdened by the number of new funds and accounts within the strategy. We have to share the attention of the Investment Professionals with the Related Private Credit Funds, which could result in the Investment Professionals focusing more on funds and accounts that have more investor capital or that require greater administrative attention.

We may not receive investment opportunities that are allocated to other investment vehicles managed or sponsored by the Adviser.

We and certain of our controlled affiliates are prohibited under the Investment Company Act from knowingly participating in certain transactions with upstream affiliates, or with the Adviser and its affiliates, without the prior approval of independent trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is an upstream affiliate for purposes of the Investment Company Act, and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of independent trustees. The Investment Company Act also prohibits “joint” transactions with an upstream affiliate, or the Adviser or its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of independent trustees. In addition, we and certain of our controlled affiliates are prohibited from buying or selling any security from or to, or entering into joint transactions with, the Adviser and its affiliates, or any person who owns more than 25% of our voting securities or is otherwise deemed to control, be controlled by, or be under common control with the Fund, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance as described below). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

As a BDC, we are required to comply with certain regulatory requirements. For example, we are not generally permitted to invest in any portfolio company in which an Other Oaktree Fund or any of its downstream affiliates (other than us and our downstream affiliates) currently has an investment, or to make any co-investments with the Adviser or its affiliates, including any Other Oaktree Funds or any of its downstream affiliates (other than us and our downstream affiliates), without exemptive relief from the SEC, subject to certain exceptions.

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. The Adviser has received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or business development company’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof. Each potential co-investment opportunity that falls under the terms of the Exemptive Relief and is appropriate for the Fund and any affiliated fund or account, and that satisfies the then-current board-established criteria, will be offered to the Fund and such other eligible funds and accounts. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their proposed order size, and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on the investment proposed by the applicable investment adviser to such participant, up to the amount proposed to be invested by each, which is reviewed and approved by an independent committee of legal, compliance and accounting professionals at the Adviser.

Although the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, the Fund and the shareholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, our executive officers, trustees and members of the Adviser. We might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates. The Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.

Brookfield will have the right to appoint a majority of Oaktree’s board of directors, which could give rise to conflicts of interest or magnify existing conflicts of interest.

In 2019, Brookfield acquired a majority economic interest in OCG, an indirect controlling parent of Oaktree. After an initial period of up to seven years from the date of the transaction closing, Brookfield will have the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chooses to do so, which could give rise to conflicts of interest or magnify existing conflicts of interest. See “Potential Conflicts of Interest—Conflicts Relating to Acquisition of OCG by Brookfield” for a discussion of these conflicts.

The Adviser may offer other investors the opportunity to participate in investments side by side with the Fund.

The Adviser may in its sole discretion offer strategic and other investors the opportunity to participate in one or more Fund investments on a side-by-side basis, subject to the Investment Allocation Considerations described in “Investment Objective and Strategies—Allocation of Investment Opportunities.” The terms of any such investment opportunity will be determined by the Adviser, including any management fee or incentive fee charged in connection therewith, and may vary with respect to any such investment opportunity.

Portfolio companies of Other Oaktree Funds may compete with our portfolio companies.

Portfolio companies of Other Oaktree Funds may engage in, or may in the future engage in, a broad range of business activities and may invest in, or transact with, companies whose operations may be substantially similar to and/or competitive with the portfolio companies in which we may invest. The performance and operation of such other businesses and investments could conflict with and adversely affect the performance and operation of our portfolio companies, and may adversely affect the prices and availability of business opportunities or transactions available to such portfolio companies and the Fund.

In addition, the activities of portfolio companies of Other Oaktree Funds may have an effect on the existing investments of and/or investment opportunities available to the Fund. For example, any such investment could result in antitrust complexities for the Fund, or any such investment in a particular industry could limit our ability to pursue other opportunities within the same or related industries. Furthermore, the activities of such portfolio companies of Other Oaktree Funds may subject us and/or our portfolio companies and/or issuers to laws, rules and/or regulations of U.S., European and/or any other jurisdictions, in each case, that would not otherwise be applicable to us or our portfolio companies or issuers. Compliance with such laws, rules and regulations may place material burdens and/or limitations on, and may give rise to material costs borne by, us and/or our portfolio companies and/or issuers (including payment of back-taxes and penalties and compliance with additional reporting obligations), any or all of which may have a material adverse effect on our activities and operations.

Oaktree personnel will work on matters related to Other Oaktree Funds.

The Adviser and its affiliates devote such time as they deem necessary to conduct the business affairs of the Fund in an appropriate manner. However, Oaktree personnel work on matters related to Other Oaktree Funds.

We may realize different investment returns than Other Oaktree Funds.

We and Other Oaktree Funds may make investments at different times and/or on different terms or exit any of such investments at different times and/or on different terms compared to such investment made on our behalf. Therefore, we may realize different investment returns than such Other Oaktree Funds, with respect to any investment made alongside some or all of such entities.

The Adviser has sole discretion in determining which investment opportunities we will be offered. As a result, there is no guarantee that we will be offered the opportunity to invest in any particular investments or type of investments alongside any Other Oaktree Funds. The terms, conditions and the time of investment and disposition of investments we hold may be materially different from those of any such Other Oaktree Funds.

There may be trademark risk, as we do not own the Oaktree name.

We do not own the Oaktree name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

Some of our investments may be subject to corporate-level income tax.

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Our portfolio investments may present special tax issues.

The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Legislative or regulatory tax changes could adversely affect investors.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

General Risk Factors

General economic and market conditions, including those caused by inflation and a rising interest rate environment, could materially affect the success of our activities and investments.

Any disruptions in the capital markets, as a result of inflation and a rising interest environment or otherwise, may increase the spread between the yields realized on risk-free and higher risk securities and can result in illiquidity in parts of the capital markets, significant write-offs in the financial sector and re-pricing of credit risk in the broadly syndicated market. These and any other unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Significant changes in the capital markets, such as disruptions in economic activity caused by the outbreak of a novel and highly contagious form of coronavirus (“COVID-19”) and Russia’s military invasion of Ukraine, have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments. More recently, the fair value of our investments has been adversely affected by increasing market yields.

Many factors affect the appeal and availability of investments in companies and the securities and obligations that are our focus. The success of our activities could be materially adversely affected by general economic and market conditions, such as interest rates, availability of credit, credit defaults, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation of our investments), trade barriers and currency exchange controls, and national and international political, environmental and socioeconomic circumstances (including wars, terrorist acts or security operations) in respect of the countries in which we may invest, as well as by numerous other factors outside the control of the Adviser or its affiliates. These factors may affect the level and volatility of securities prices and the liquidity of our investments, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. These events could limit our investment originations, limit our ability to grow or negatively impact our operating results.

Oaktree’s financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Oaktree’s business and operations, which includes the Adviser, and thereby could impact the Fund. Moreover, a recession, slowdown and/or sustained downturn in the U.S. or global economy (or any particular segment thereof) or weakening of credit markets will adversely affect our profitability, impede the ability of our portfolio companies to perform under or refinance their existing obligations, and impair our ability to effectively exit investments on favorable terms. Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain investments, which losses could be exacerbated by the presence of leverage in a particular portfolio company’s capital structure.

In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could adversely affect global economic conditions and world markets and, in turn, could adversely affect our performance. The economies of particular individual emerging markets countries may differ favorably or unfavorably from one another in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. Governments of many emerging markets countries have exercised and continue to exercise substantial influence over many aspects of the private sector, including owning or controlling such countries’ large companies.

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay debt or pay interest.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions, including sustained inflation and rising interest rates, also have and could further increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results. In addition, uncertainty with regard to economic recovery from recessions or downturns could also have a negative impact on our business, financial condition and results of operations.

When recessionary conditions exist, the financial results of middle-market companies, like those in which we invest, typically experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, there can be reduced demand for certain of our portfolio companies’ products and services and/or other economic consequences, such as decreased margins or extended payment terms. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Such conditions may require us to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performance of certain of our portfolio companies has been, and in the future may be, negatively impacted by these economic or other conditions, which may result in our receipt of reduced interest income from our portfolio companies and/or realized and unrealized losses related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Global economic, political and market conditions, including downgrades of the U.S. credit rating and Russia’s invasion of Ukraine, may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets and may cause economic uncertainties or deterioration in the U.S. and worldwide. The impact of downgrades by rating agencies to the U.S. government’s sovereign credit rating or its perceived creditworthiness as well as potential government shutdowns and uncertainty surrounding transfers of power could adversely affect the U.S. and global financial markets and economic conditions. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Deterioration in the economic conditions in the Eurozone and other regions or countries globally and the resulting instability in global financial markets may pose a risk to our business. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the effect of the United Kingdom leaving the European Union, instability in the Chinese capital markets and the COVID-19 pandemic.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Such events, including rising trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, and the COVID-19 pandemic, could adversely affect our business, financial condition or results of operations. These market and economic disruptions could negatively impact the operating results of our portfolio companies.

In addition, Russia’s invasion of Ukraine in February 2022 and corresponding events have had, and could continue to have, severe adverse effects on regional and global economic markets. Following Russia’s actions, various governments, including the United States, have issued broad-ranging economic sanctions against Russia, including, among other actions, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, the electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. The duration of hostilities and the vast array of sanctions and related events (including cyberattacks and espionage) cannot be predicted. Those events present material uncertainty and risk with respect to markets globally, which pose potential adverse risks to us and the performance of our investments and operations. Any such market disruptions could affect our portfolio companies’ operations and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the Federal Reserve’s actions with respect to raising short term interest rates and future interest rate increases, along with the United States government’s credit and deficit concerns, global economic uncertainties and market volatility and the impacts of COVID-19, could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets and capital markets on favorable terms.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering. For additional information on our debt obligations, see “Note 6, Borrowings” to our consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” also included in this prospectus.

We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 60 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).

Through December 22, 2022, we have issued and sold 16,624,572 Class I Common Shares and 4,509,688 Class S Common Shares for gross proceeds of $403.1 million and $107.0 million, respectively, including $277.6 million from the sale of Class I Common Shares in private offerings (of which $100 million was purchased by an affiliate of the Adviser), $125.5 million from the sale of Class I Common Shares in this public offering and $107.0 million from the sale of Class S Common Shares in this public offering.

We estimate that we will incur approximately $6.53 million of offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.13% of the gross proceeds, assuming maximum gross proceeds of $5,000,000,000. The Adviser has advanced all of our organization and offering expenses on our behalf through the Escrow Break Date. Unless the Adviser elects to cover such expenses pursuant to the Expense Support Agreement we have entered into with the Adviser, we are obligated to reimburse the Adviser for such advanced expenses as of the Escrow Break Date. Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $5,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $1,666,666,667 in Class S Shares
Gross Proceeds(1)	$1,666,666,667	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,178,167	0.13%
Net Proceeds Available for Investment	$1,664,488,500	99.87%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $1,666,666,667 in Class D Shares
Gross Proceeds(1)	$1,666,666,667	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,178,167	0.13%
Net Proceeds Available for Investment	$1,664,488,500	99.87%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $1,666,666,667 in Class I Shares
Gross Proceeds(1)	$1,666,666,667	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,178,167	0.13%
Net Proceeds Available for Investment	$1,664,488,500	99.87%

(1)

We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)

No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Distribution Manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also may pay for these sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution.”
(3)

The offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The information contained in this section should be read in conjunction with “Financial Highlights” and our financial statements and related notes appearing elsewhere or incorporated in this prospectus. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of Oaktree Strategic Credit Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements. All amounts are shown in thousands, except share and per share amounts, percentages and as otherwise indicated.

Business Overview

We are a Delaware statutory trust formed on November 24, 2021 and are structured as a non-diversified, closed-end management investment company. On February 3, 2022, we elected to be regulated as a BDC under the Investment Company Act. We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code.

Effective as of February 3, 2022, we are externally managed by the Adviser pursuant to the Investment Advisory Agreement between us and the Adviser. The Adviser is a subsidiary of OCG. In 2019, Brookfield acquired a majority economic interest in OCG. OCG operates as an independent business within Brookfield, with its own product offerings and investment, marketing and support teams. Under our Investment Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement and providing personnel and facilities, including the allocable portion of the costs of compensation and related expenses of such personnel. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” for additional information regarding our expenses.

Our investment objective is to generate stable current income and long-term capital appreciation. We seek to meet our investment objective by primarily investing in private debt opportunities.

We accepted purchase orders and held investors’ funds in an interest-bearing escrow account until we received purchase orders for Common Shares of at least $100.0 million, excluding subscriptions by Oaktree Fund GP I, L.P. in respect of the Class I shares purchased by Oaktree Fund GP I, L.P. prior to March 31, 2022, in any combination of purchases of Class S shares, Class D shares and Class I shares.

As of June 1, 2022, we had satisfied the minimum offering requirement and the Board of Trustees had authorized the release of proceeds from escrow. As of September 30, 2022, we have issued and sold 13,018,689 Class I shares for an aggregate purchase price of $318.6 million of which, $100.0 million was purchased by an affiliate of the Adviser. As of September 30, 2022, we have issued and sold 2,579,984 Class S shares for an aggregate purchase price of $61.6 million.

Business Environment and Developments

Global financial markets have experienced an increase in volatility as concerns about the impact of higher inflation, rising interest rates, a potential recession, the current conflict in Ukraine and the ongoing uncertainty related to the COVID-19 pandemic have weighed on market participants. These factors have created disruptions in supply chains and economic activity and have had a particularly adverse impact on certain companies in the energy, raw materials and transportation sectors, among others. These uncertainties can ultimately impact the overall supply and demand of the market through changing spreads, deal terms and structures and equity purchase price multiples.

We are unable to predict the full effects of these macroeconomic events or how long any further market disruptions or volatility might last. We continue to closely monitor the impact these events have on our business, industry and portfolio companies and will provide constructive solutions where necessary.

Against this uncertain macroeconomic backdrop, we believe attractive risk-adjusted returns can be achieved by making loans to middle market companies that typically possess resilient business models with strong underlying fundamentals. Given the breadth of the investment platform and decades of credit investing experience of Oaktree and its affiliates, we believe that we have the resources and experience to source, diligence and structure investments in these companies and are well placed to generate attractive returns for investors.

As of September 30, 2022, 87.6% of our debt investment portfolio (at fair value) and 87.1% of our debt investment portfolio (at cost) bore interest at floating rates indexed to LIBOR, SOFR and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly or monthly at the borrower’s option. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, supports replacing U.S.-dollar LIBOR with SOFR. Although there have been issuances utilizing SOFR, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR. In anticipation of the cessation of LIBOR, we may need to renegotiate any credit agreements extending beyond the applicable phase out date with our prospective portfolio companies that utilize LIBOR as a factor in determining the interest rate. Certain of the loan agreements with our portfolio companies have included fallback language in the event that LIBOR becomes unavailable. This language generally provides that the administrative agent may identify a replacement reference rate, typically with the consent of (or prior consultation with) the borrower. In certain cases, the administrative agent will be required to obtain the consent of either a majority of the lenders under the facility, or the consent of each lender, prior to identifying a replacement reference rate. Certain of the loan agreements with our portfolio companies do not include any fallback language providing a mechanism for the parties to negotiate a new reference interest rate and will instead revert to the base rate in the event LIBOR ceases to exist.

Critical Accounting Estimates

Fair Value Measurements

Our Adviser, as the valuation designee of our Board pursuant to Rule 2a-5 under the Investment Company Act, determines the fair value of our assets on at least a quarterly basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•

Level 3 — Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of our investments for which quotations are available. In determining the fair value of a particular investment, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.

The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process. Generally, the Adviser does not adjust any of the prices received from these sources.

If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that we are deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. the Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to our risk and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

In December 2020, the SEC adopted Rule 2a-5 under the Investment Company Act. Rule 2a-5 permits boards of registered investment companies and BDCs to either (i) choose to continue to determine fair value in good faith, or (ii) designate a valuation designee tasked with determining fair value in good faith, subject to the board’s oversight. Our Board of Trustees has designated the Adviser to serve as its valuation designee effective September 8, 2022.

The Adviser undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Adviser’s valuation team;

•	Preliminary valuations are then reviewed and discussed with management of the Adviser;

•

Separately, independent valuation firms prepare valuations of the our investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to us and provide such reports to the Adviser;

•	The Adviser compares and contrasts its preliminary valuations to the valuations of the independent valuation firms and prepares a valuation report for the Audit Committee;

•

The Audit Committee reviews the valuation report with the Adviser, and the Adviser responds and supplements the valuation report to reflect any discussions between the Adviser and the Audit Committee; and

•	The Adviser, as valuation designee, determines the fair value of each investment in our portfolio.

The fair value of our investments as of September 30, 2022 was determined by the Adviser, as our valuation designee. We have and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.

When we determine our net asset value as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to our valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to us using a range of values from an independent valuation firm.

With the exception of the line items entitled “deferred financing costs,” “deferred offering costs,” “other assets,” “deferred tax liability,” and “credit facility payable,” which are reported at amortized cost, all assets and liabilities on the Consolidated Statement of Assets and Liabilities approximate fair value. The carrying value of the line items titled “due from affiliates,” “interest receivable,” “receivables from unsettled transactions,” “accounts payable, accrued expenses and other liabilities,” “dividends payable,” “interest payable,” “payables from unsettled transactions” and “due to affiliates” approximate fair value due to their short maturities.

As of September 30, 2022, we held $428.6 million of investments at fair value.

Revenue Recognition

We generate revenues in the form of interest income on debt investments and, to a lesser extent, capital gains and distributions, if any, on equity securities that we may acquire in portfolio companies. Some of our investments provide for deferred interest payments or PIK interest income. The principal amount of the debt investments and any accrued but unpaid interest generally becomes due at the maturity date.

Interest Income

Interest income, adjusted for accretion of OID, is recorded on an accrual basis to the extent that such amounts are expected to be collected. We stop accruing interest on investments when it is determined that interest is no longer collectible. Investments that are expected to pay regularly scheduled interest in cash are generally placed on non-accrual status when there is reasonable doubt that principal or interest cash payments will be collected. Cash interest payments received on investments may be recognized as income or a return of capital depending upon management’s judgment. A non-accrual investment is restored to accrual status if past due principal and interest are paid in cash, and the portfolio company, in management’s judgment, is likely to continue timely payment of its remaining obligations.

In connection with our investment in a portfolio company, we sometimes receive nominal cost equity that is valued as part of the negotiation process with the portfolio company. When we receive nominal cost equity, we allocate our cost basis in the investment between debt securities and the nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.

For our secured borrowings, the interest earned on the entire loan balance is recorded within interest income and the interest earned by the counterparty is recorded within interest expense in the Consolidated Statement of Operations included in our consolidated financial statements included elsewhere in this prospectus.

PIK Interest Income

Our investments in debt securities may contain PIK interest provisions. PIK interest, which generally represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We generally cease accruing PIK interest if there is insufficient value to support the accrual or if we do not expect the portfolio company to be able to pay all principal and interest due. Our decision to cease accruing PIK interest on a loan or debt security involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; financial statements and financial projections for the portfolio company; our assessment of the portfolio company’s business development success; information obtained by us in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Our determination to cease accruing PIK interest is generally made well before our full write-down of a loan or debt security. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of the loans or debt securities would be reduced by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on our debt investments increases the recorded cost bases of these investments in our consolidated financial statements including for purposes of computing the capital gains incentive fee payable by us to the Adviser. To maintain our status as a RIC, certain income from PIK interest may be required to be distributed to our shareholders even though we have not yet collected the cash and may never do so.

As of September 30, 2022, there were no investments on non-accrual status.

Portfolio Composition

As of September 30, 2022, the fair value of our investment portfolio was $428.6 million and was composed of investments in 81 portfolio companies.

As of September 30, 2022, our investment portfolio consisted of the following:

September 30, 2022
Cost:
Senior Secured Debt	93.44%
Subordinated Debt	4.98%
Preferred Equity	1.35%
Common Equity and Warrants	0.23%

Total	100.00%

September 30, 2022
Fair Value:
Senior Secured Debt	93.96%
Subordinated Debt	4.52%
Preferred Equity	1.28%
Common Equity and Warrants	0.24%

Total	100.00%

The table below describes investments by industry composition based on fair value as a percentage of total investments:

September 30, 2022
Fair Value:
Application Software	10.12%
Health Care Technology	6.92%
Health Care Distributors	5.51%
Systems Software	4.24%
Industrial Machinery	4.20%
Hotels, Resorts & Cruise Lines	4.03%
Diversified Support Services	3.63%
Education Services	3.43%
Distributors	2.90%
Biotechnology	2.81%
Leisure Products	2.76%
Property & Casualty Insurance	2.33%
Health Care Facilities	2.27%
Integrated Telecommunication Services	2.16%
Leisure Facilities	2.07%
Cable & Satellite	2.04%
Health Care Supplies	1.96%
Office Services & Supplies	1.86%
Other Diversified Financial Services	1.79%
Research & Consulting Services	1.78%
Metal & Glass Containers	1.72%
Alternative Carriers	1.69%
Advertising	1.63%
Restaurants	1.57%
Data Processing & Outsourced Services	1.54%
Health Care Services	1.53%
Electronic Components	1.51%
Air Freight & Logistics	1.48%
Consumer Finance	1.45%
Personal Products	1.29%
Multi-Sector Holdings	1.27%
Aerospace & Defense	1.20%
Environmental & Facilities Services	1.13%
Trading Companies & Distributors	1.12%
Paper Packaging	1.12%
Internet & Direct Marketing Retail	1.11%
Pharmaceuticals	1.04%
Oil & Gas Refining & Marketing	0.93%
Diversified Metals & Mining	0.86%
Specialized Finance	0.85%
IT Consulting & Other Services	0.84%
Electrical Components & Equipment	0.77%
Airport Services	0.69%
Specialized REITs	0.68%
Paper Products	0.66%
Diversified Banks	0.50%
Internet Services & Infrastructure	0.44%
Specialty Stores	0.44%
Automotive Retail	0.13%

Total	100.00%

The geographic composition of our portfolio is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business. The table below describes investments by geographic composition at fair value as a percentage of total investments:

September 30, 2022
United States	90.88%
Costa Rica	2.38%
Switzerland	2.32%
Ireland	1.37%
Germany	1.21%
France	0.99%
India	0.85%
United Kingdom	—%

Total	100.00%

See the Schedule of Investments as of September 30, 2022 in our consolidated financial statements included elsewhere in this prospectus for more information on these investments, including a list of companies and the type, cost and fair value of investments.

Discussion and Analysis of Results and Operations

Results of Operations

The principal measure of our financial performance is the net increase (decrease) in net assets resulting from operations, which includes net investment income, net realized gains (losses) and net unrealized appreciation (depreciation). Net investment income is the difference between our income from interest income and fee income and total expenses. Net realized gains (losses) on investments is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Net unrealized appreciation (depreciation) is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized. The net increase or decrease in net assets from operations may vary substantially from period to period as a result of various factors, including the recognition of realized gains and losses and net change in unrealized appreciation and depreciation.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022

Investment Income

Total investment income for the period from December 10, 2021 (commencement of operations) to September 30, 2022 was $14,121 and consisted of $13,943 of interest income primarily from portfolio investments (including $591 of PIK interest income) and $178 of fee income. Based on fair value as of September 30, 2022, the weighted average yield on our debt investments was 9.6%.

Expenses

Net expenses for the period from December 10, 2021 (commencement of operations) to September 30, 2022 were $4,136 and consisted of the following:

For the period from December 10, 2021 (commencement of operations) to September 30, 2022
Expenses:
Base management fee	$1,359
Investment income incentive fee	763
Professional fees	732
Class S distribution and shareholder servicing fees	92
Board of trustees fees	216
Organization expenses	550
Amortization of continuous offering costs	1,036
Interest expense	2,541
Administrator expense	207
General and administrative expenses	348

Total expenses	$7,844
Management and incentive fees waived	(2,122)
Expense support	(1,586)

Net expenses	$4,136

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Adviser made Expense Payments in accordance with the Expense Support Agreement in the amount of $1,586. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Adviser waived its right to receive a Reimbursement Payment from us as of September 30, 2022 and no Reimbursement Payments were made to the Adviser. In addition, the Adviser waived its management and incentive fee through November 2022, the first six months following June 1, 2022, the date on which we broke escrow for this offering. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, base management fees of $1,359 and investment income incentive fee of $763 were fully waived. See “Note 9, Related Party Transactions,” to our consolidated financial statements included elsewhere in this prospectus.

Net Unrealized Appreciation (Depreciation)

Net unrealized depreciation was $16,155 for the period from December 10, 2021 (commencement of operations) to September 30, 2022, which was primarily driven by unrealized losses related to credit spread widening.

Net Realized Gains (Losses)

Net realized gains were $90 for the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash from (1) the cash proceeds from this public offering and contributions from shareholders (2) cash flows from operations, including earnings on investments, as well as interest earned from the temporary investment of cash in cash-equivalents, U.S. high-quality debt investments that mature in one year or less, (3) borrowings from banks, including secured borrowings, and any other financing arrangements we may enter into in the future and (4) any future offerings of equity or debt securities.

Our primary use of cash is for (1) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (2) the cost of operations (including our expenses, the Management Fee and the Incentive Fee), (3) debt service of borrowings, and (4) cash distributions to the shareholders.

For the period from December 10, 2021 (commencement of operations) through September 30, 2022, we experienced a net increase in cash and cash equivalents of $58.4 million. During that period, $388.4 million of cash was used in operating activities, primarily consisting of cash used to fund new investments, partially offset by proceeds from the sales and repayments of investments. During the same period, cash provided by financing activities was $446.8 million, due primarily from $380.2 million of proceeds from the issuance of common shares and $75.0 million of net borrowings under the credit facility, partially offset by $3.7 million of financing costs paid, $3.6 million of distributions paid to shareholders and $1.1 million of offering costs paid.

As of September 30, 2022, we had $58.4 million of cash and cash equivalents, portfolio investments (at fair value) of $428.6 million, $3.3 million of interest receivable, $1.4 million of due from affiliates, $375.0 million of undrawn capacity on our credit facility (subject to borrowing base and other limitations), $47.6 million of net payables from unsettled transactions and $75.0 million of borrowings outstanding under our credit facility.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of September 30, 2022, off-balance sheet arrangements consisted of $68,962 of unfunded commitments to provide debt financing to certain of our portfolio companies. Such commitments are subject to the portfolio company’s satisfaction of certain financial and nonfinancial covenants and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in our Statement of Assets and Liabilities in our consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations

	Debt Outstanding as of September 30, 2022	Weighted average debt outstanding for the period from December 10, 2021 (commencement of operations) to September 30, 2022	Maximum debt outstanding for the period from December 10, 2021 (commencement of operations) to September 30, 2022
Secured borrowings	$—	$10,413	$44,588
ING Credit Agreement	75,000	43,152	90,000

Total debt	$75,000	$53,565

	Payments due by period as of September 30, 2022
	Total	< 1 year	1-3 years	3-5 years
ING Credit Agreement	$75,000	$—	$—	$75,000
Interest due on ING Credit Agreement	16,981	3,779	7,559	5,643

Total	$91,981	$3,779	$7,559	$80,643

Equity Activity

As of September 30, 2022, we have issued and sold 13,018,689 Class I shares for an aggregate purchase price of $318.6 million. As of September 30, 2022, we have issued and sold 2,579,984 Class S shares for an aggregate purchase price of $61.6 million. As of September 30, 2022, we have issued 21,337 Class I shares and 8,418 Class S shares pursuant to our distribution reinvestment plan.

The following table summarizes transactions in common shares of beneficial interest for the period from December 10, 2021 (commencement of operations) to September 30, 2022:

	Shares	Amount
Class I
Issuance of Common Shares	13,018,689	$318,578
Issuance of Common Shares under dividend reinvestment plan	21,337	393

Net increase (decrease)	13,040,026	$318,971

Class S
Issuance of Common Shares	2,579,984	$61,629
Issuance of Common Shares under dividend reinvestment plan	8,418	202

Net increase (decrease)	2,588,402	$61,831

Total net increase (decrease)	15,628,428	$380,802

Net Asset Value per Share and Offering Price

We determine NAV per share for each class of shares as of the last calendar day of each month. Share issuances pursuant to accepted monthly subscriptions are effective the first calendar day of each month. Shares are issued and sold at a purchase price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table summarizes each month-end NAV per share for Class I and Class S shares utilized as the purchase price for shares issued and sold after we broke escrow:

	Class I Shares	Class S Shares
May 31, 2022	$24.32	—
June 30, 2022	$23.71	—
July 31, 2022	$23.98	$23.98
August 31, 2022	$24.03	$24.03
September 30, 2022	$23.47	$23.47

Distributions

The Board authorizes and declares monthly distribution amounts per share of Class I and Class S common shares of beneficial interest. The following table presents distributions that were declared during the period ended September 30, 2022:

			Class I
Date Declared	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
March 3, 2022	March 4, 2022	March 7, 2022	$0.3200	$768
July 20, 2022	July 31, 2022	August 29, 2022	0.1640	1,975
August 22, 2022	August 31, 2022	September 28, 2022	0.1670	2,092
September 23, 2022	September 30, 2022	October 31, 2022	0.1700	2,218

			$0.8210	$7,053

			Class S
Date Declared	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
July 20, 2022	July 31, 2022	August 29, 2022	$0.1472	$151
August 22, 2022	August 31, 2022	September 28, 2022	0.1500	272
September 23, 2022	September 30, 2022	October 31, 2022	0.1530	396

			$0.4502	$819

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Share Repurchase Program

At the discretion of our Board of Trustees, we commenced during the quarter ended September 30, 2022 a share repurchase program in which we intend to offer to repurchase up to 5% of our Common Shares outstanding (by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of us and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to us and shareholders.

We intend to conduct repurchase offers under the share repurchase program in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to the Early Repurchase Deduction. The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by us for the benefit of remaining shareholders.

On September 12, 2022, the Fund’s initial tender offer under its share repurchase program expired. There were no share repurchases during the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Leverage

To seek to enhance our returns, we use and intend to continue to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act, which currently allows us to borrow up to a 2:1 debt to equity ratio. We intend to use leverage in the form of borrowings, including loans from certain financial institutions, and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage is expected to be applied on a position-by-position basis, meaning little-to-no leverage may be applied to certain investments, while others may have more leverage applied. Any such leverage would also be expected to increase the total capital available for investment by the Fund. We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle.

ING Credit Agreement

On March 25, 2022 (the “ING Closing Date”), we entered into the ING Credit Agreement among us, as borrower, the lenders party thereto, and ING, as administrative agent.

Effective on and as of May 25, 2022, we entered into an incremental commitment and assumption agreement (the “Incremental Commitment and Assumption Agreement”) among us, as borrower, the subsidiary guarantor party thereto (the “Subsidiary Guarantor”), ING, as administrative agent and issuing bank, Sumitomo Mitsui Banking Corporation and MUFG Bank, LTD, (together with Sumitomo Mitsui Banking Corporation, the “Assuming Lenders”). Pursuant to the Incremental Commitment and Assumption Agreement, among other things, each Assuming Lender (i) became a Lender (as defined in the ING Credit Agreement) under the ING Credit Agreement and (ii) agreed to make a Commitment (as defined in the ING Credit Agreement) to us in the amount of $150 million. The Incremental Commitment and Assumption Agreement increased the aggregate amount of Commitments under the ING Credit Agreement from $150 million to $450 million (the “Maximum Commitment”), subject to the lesser of (i) a borrowing base and (ii) the Maximum Commitment, and provided that, with respect to any lender, its individual commitment is not exceeded. The revolving credit facility has a four year availability period (the “Availability Period”) during which loans may be made and the ING Credit Agreement has a stated maturity dated that is five years from the ING Closing Date (the “Maturity Date”). Following the Availability Period we will be required in certain circumstances to prepay loans prior to the Maturity Date. The ING Credit Agreement provides for the issuance of letters of credit during the Availability Period in an aggregate amount of $25 million. Borrowing under the ING Credit Agreement may be used for general corporate purposes, including making investments and permitted distributions.

All obligations under the ING Credit Agreement are secured by a first-priority security interest (subject to certain exceptions) in substantially all of the present and future property and assets of us and of the sole current and certain future subsidiaries of us and guaranteed by such subsidiaries.

Borrowings under the ING Credit Agreement shall be denominated in U.S. Dollars and bear interest at a rate per annum equal to either (1) SOFR, as adjusted, plus 1.875% per annum or (2) the alternative base rate (which is the greatest of the (a) prime rate, (b) the federal funds effective rate plus 1⁄2 of 1%, (c) the overnight bank funding rate plus 1⁄2 of 1%, (d) certain rates based on SOFR and (e) 0) (“ABR”) plus 0.875% per annum. We may elect either an ABR or SOFR borrowing at each drawdown request, and loans may be converted from one rate to another at any time at our option, subject to certain conditions. We will pay a commitment fee at a rate of 0.375% per annum on the daily unused portion of the aggregate commitments under the ING Credit Agreement.

At any time during the Availability Period, the Borrower may propose an increase in the Maximum Commitment to an amount not to exceed the greater of (a) $750.0 million and (b) 150% of shareholders’ equity as of the date on which such increased amount is to be effective, subject to certain conditions, including the consent of the lenders to increase their commitments and of ING.

We have made customary representations and warranties and is required to comply with various affirmative and negative covenants, reporting requirements and other customary requirements for similar credit facilities. As of September 30, 2022, we were in compliance with all financial covenants under the ING Credit Agreement based on the financial information contained in the consolidated financial statements included elsewhere in this prospectus. Borrowings under the ING Credit Agreement are subject to the leverage restrictions contained in the Investment Company Act.

The ING Credit Agreement contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, ING may terminate the commitments and declare the outstanding loans and all other obligations under the ING Credit Agreement immediately due and payable.

As of September 30, 2022, we had $75.0 million outstanding under the ING Credit Agreement. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, our borrowings under the ING Credit Agreement bore interest at a weighted average rate of 3.76%. We recorded $2,285 of interest expense (inclusive of fees) related to the ING Credit Agreement for the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Secured Borrowings

As of September 30, 2022, we repaid all secured borrowings outstanding. Our secured borrowings bore interest at a weighted average rate of 3.00% for the period from December 10, 2021 (commencement of operations) to September 30, 2022. We recorded $256 of interest expense in connection with secured borrowings for the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Regulated Investment Company Status and Distributions

We anticipate that we will make quarterly distributions of at least 90% of our realized net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, then available for distribution, each as determined by our Board in accordance with applicable law. Any distributions will be declared out of assets legally available for distribution. We expect quarterly distributions to be paid from income primarily generated by interest earned on our investments, although distributions to shareholders may also include a return of capital.

We intend to elect to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. To maintain RIC qualification, we must distribute to our shareholders, for each tax year, at least 90% of our “investment company taxable income” for that year. In order to avoid certain excise taxes imposed on RICs, we intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending on October 31 of the calendar year; and, (3) any undistributed ordinary income and capital gain net income for preceding years on which we paid no U.S. federal income tax less certain over-distributions in prior years. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment, pay U.S. federal income tax on such amounts at regular corporate tax rates, and elect to treat such gains as deemed distributions to shareholders. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of our borrowings.

Depending on the level of taxable income and net capital gain earned in a year, we may choose to carry forward taxable income or net capital gain for distribution in the following year and pay the applicable U.S. federal excise tax. Distributions will be appropriately adjusted for any taxes payable by us or any direct or indirect subsidiary through which it invests (including any corporate, state, local, non-U.S. and withholding taxes). Any Incentive Fee to be paid to our Adviser will not be reduced to take into account any such taxes.

We may generate qualified net interest income or qualified net short-term capital gains that may be exempt from U.S. withholding tax when distributed to foreign shareholders. A RIC is permitted to designate distributions of qualified net interest income and qualified short-term capital gains as exempt from U.S. withholding tax when paid to non-U.S. shareholders with proper documentation.

Recent Developments

Share Issuances

On October 1, 2022, we issued and sold pursuant to this offering 668,160 Class I shares for proceeds of $15,682 and 908,493 Class S shares for proceeds of $21,322.

On November 1, 2022, we issued and sold pursuant to this offering 1,097,982 Class I shares for proceeds of $25,616 and 420,403 Class S shares for proceeds of $9,808.

On December 1, 2022, we issued and sold pursuant to this offering 1,840,467 Class I shares for proceeds of $43.2 million and 596,547 Class S shares for proceeds of $14.0 million.

On January 1, 2023, we issued and sold pursuant to this offering 214,318 Class I shares for proceeds of $5.0 million and 709,557 Class S shares for proceeds of $16.5 million.

Distributions

On October 26, 2022, our Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0166	$0.1634

The distribution was payable to shareholders of record as of October 31, 2022 and was paid on November 28, 2022. The distribution was paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

On November 21, 2022, our Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1900	$—	$0.1900
Class S shares	$0.1900	$0.0165	$0.1735

The distribution was payable to shareholders of record as of November 30, 2022 and was paid on December 28, 2022. The distribution was paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

On December 21, 2022, our Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1900	$—	$0.1900
Class S shares	$0.1900	$0.0166	$0.1734

The distribution is payable to shareholders of record as of December 31, 2022 and will be paid on or about January 30, 2023. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

In addition to the regular distribution discussed above, on December 21, 2022, our Board of Trustees declared a special distribution on our outstanding Common Shares in the amount of $0.04 per share to pay out substantially all undistributed taxable income for the 2022 calendar year. The special distribution is payable to shareholders of record as of December 31, 2022 and will be paid on or about January 30, 2023. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

On January 24, 2023, our Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1900	$—	$0.1900
Class S shares	$0.1900	$0.0165	$0.1735

The distribution is payable to shareholders of record as of January 31, 2023 and will be paid on or about February 24, 2023. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

ING Credit Agreement

Effective on and as of October 6, 2022, we entered into a subsequent incremental commitment and assumption agreement (the “Subsequent Incremental Commitment and Assumption Agreement”) among us, as borrower, the Subsidiary Guarantor, ING, as administrative agent and issuing bank, and Apple Bank For Savings, as an Assuming Lender. Pursuant to the Subsequent Incremental Commitment and Assumption Agreement, Apple Bank For Savings (i) became a Lender under the ING Credit Agreement and (ii) agreed to make a Commitment to us in the amount of $40 million. The Subsequent Incremental Commitment increases the aggregate amount of Commitments under the ING Credit Agreement from $450 million to $490 million.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in the valuations of our investment portfolio and interest rates.

Valuation Risk

Our investments often do not have a readily available market price, and we value these investments at fair value as determined in good faith by our Adviser, as the valuation designee appointed by our Board of Trustees pursuant to Rule 2a-5 under the Investment Company Act. There is no single standard for determining fair value in good faith and valuation methodologies involve a significant degree of judgment. In addition, our valuation methodology utilizes discount rates in part in valuing our investments, and changes in those discount rates may have an impact on the valuation of our investments. Accordingly, valuations by us do not necessarily represent the amounts which may eventually be realized from sales or other dispositions of investments. Estimated fair values may differ from the values that would have been used had a ready market for the investment existed, and the differences could be material to our consolidated financial statements.

Interest Rate Risk

We are subject to financial market risks, including changes in interest rates. Changes in interest rates may affect both our cost of funding and our interest income from portfolio investments, cash and cash equivalents and idle funds investments. Our risk management procedures are designed to identify and analyze our risk, to set appropriate policies and to continually monitor these risks. Our investment income will be affected by changes in various interest rates, including LIBOR and SOFR, to the extent our debt investments include floating interest rates.

As of September 30, 2022, 87.6% of our debt investment portfolio at fair value bore interest at floating rates. The composition of our floating rate debt investments by interest rate floor as of September 30, 2022 was as follows:

	September 30, 2022
($ in thousands)	Fair Value	% of Floating Rate Portfolio
0%	$87,955	23.79%
>0% and <1%	192,723	52.13
1%	89,020	24.08
>1%	—	—

Total	$369,698	100.00%

Based on our Statement of Assets and Liabilities as of September 30, 2022, the following table shows the approximate annualized net increase (decrease) in net assets resulting from operations of hypothetical base rate changes in interest rates, assuming no changes in our investment and capital structure. However, there can be no assurances our portfolio companies will be able to meet their contractual obligations at any or all levels of increases in interest rates.

Basis point increase ($ in thousands)	Increase in Interest Income	(Increase) in Interest Expense	Net increase in net assets resulting from operations
250	$9,964	$(1,875)	$8,089
200	7,971	(1,500)	6,471
150	5,979	(1,125)	4,854
100	3,986	(750)	3,236
50	1,993	(375)	1,618

Basis point decrease ($ in thousands)	(Decrease) in Interest Income	Decrease in Interest Expense	Net (decrease) in net assets resulting from operations
50	$(1,993)	$375	$(1,618)
100	(3,986)	750	(3,236)
150	(5,979)	1,125	(4,854)
200	(7,971)	1,500	(6,471)
250	(9,833)	1,875	(7,958)

We regularly measure exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on this review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates. The interest rate on the principal balance outstanding for primarily all floating rate loans is indexed to the LIBOR, SOFR and/or an alternate base rate, which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. The following table shows a comparison of the interest rate base for our outstanding debt investments, at principal, and our outstanding borrowings as of September 30, 2022:

	September 30, 2022
($ in thousands)	Debt Investments	Borrowings
LIBOR
30 day	$137,460	$—
90 day	85,546	—
180 day	7,592	—
SOFR
30 day	48,591	75,000
90 day	103,206	—
180 day	16,177	—
Fixed rate	59,856	—

Total	$458,428	$75,000

SENIOR SECURITIES

Information about our senior securities as of September 30, 2022 is set forth in our audited financial statements and “Note 6. Borrowings” and “Note 10. Financial Highlights” thereto included elsewhere in this prospectus. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” also included in this prospectus.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of September 30, 2022. Our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observation or participation rights we may receive. For example, certain of our officers may serve as members of the boards of certain of our portfolio companies.

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Non-Control/Non-Affiliate Investments								(7)
Access CIG, LLC 6818 A Patterson Pass Road Livermore, CA 94550	Diversified Support Services	First Lien Term Loan, LIBOR+3.75% cash due 2/27/2025		6.82%	3,984	3,870	3,826	(5)

		Second Lien Term Loan, LIBOR+7.75% cash due 2/27/2026		10.82%	4,000	3,982	3,815	(5)

						7,852	7,641

ADC Therapeutics SA Biopôle route de la Corniche 3B 1066 Epalinges Switzerland	Biotechnology	First Lien Term Loan, SOFR+7.50% cash due 8/15/2029		11.20%	10,406	9,881	9,890	(5)(8)(10)

		First Lien Delayed Draw Term Loan, SOFR+7.50% cash due 8/15/2029			—	(60)	(58)	(5)(8)(9)(10)

		45,727 Common Stock Warrants (exercise price $8.297) expiration 8/15/2032	—			275	115	(8)(10)

						10,096	9,947

AIP RD Buyer Corp. 8280 Montgomery Road, Suite 101 Cincinnati, OH 45236	Distributors	Second Lien Term Loan, SOFR+7.75% cash due 12/23/2029		10.88%	4,563	4,481	4,403	(5)(8)

		4,560 Common Units in RD Holding LP	0.11%			428	409	(8)

						4,909	4,812

Altice France S.A. 16 Rue Du General Alain De Boissieu Paris, Île-de-France, 75015 France	Integrated Telecommunication Services	First Lien Term Loan, LIBOR+4.00% cash due 8/14/2026		6.91%	1,995	1,905	1,815	(5)(10)

		Fixed Rate Bond, 5.50% cash due 10/15/2029			3,200	2,685	2,416	(10)

						4,590	4,231

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
American Auto Auction Group, LLC 10333 N. Meridian Street, Suite 200 Indianapolis, IN 46290	Consumer Finance	Second Lien Term Loan, SOFR+8.75% cash due 1/2/2029		12.30%	6,901	6,776	6,211	(5)(8)

						6,776	6,211

American Rock Salt Company LLC 5520 New York-63, Mount Morris, NY	Diversified Metals & Mining	First Lien Term Loan, LIBOR+4.00% cash due 6/9/2028		7.12%	3,990	3,817	3,706	(5)

						3,817	3,706

American Tire Distributors, Inc. 12200 Herbert Wayne Ct, Suite 150 Huntersville, NC 28078	Distributors	First Lien Term Loan, LIBOR+6.25% cash due 10/20/2028		9.03%	3,980	3,960	3,738	(5)

						3,960	3,738

Anastasia Parent, LLC 4638 E. Shelby Drive Memphis, TN 38118	Personal Products	First Lien Term Loan, LIBOR+3.75% cash due 8/11/2025		7.42%	6,912	5,802	5,530	(5)

						5,802	5,530

Apex Group Treasury LLC 69 Middle Street Brighton East Sussex, BN1 1AL United Kingdom	Other Diversified Financial Services	First Lien Term Loan, SOFR+5.00% cash due 7/27/2028		9.13%	6,000	5,610	5,865	(5)(10)

						5,610	5,865

APX Group Inc. 4931 North 300W Provo, UT 84604	Electrical Components & Equipment	First Lien Term Loan, LIBOR+3.50% cash due 7/10/2028		6.24%	1,995	1,881	1,891	(5)(10)

		Fixed Rate Bond, 5.75% cash due 7/15/2029			275	229	218	(10)

						2,110	2,109

Ardonagh Midco 3 PLC 1 Minster Court Mincing Lane London, EC3R 7AA United Kingdom	Insurance Brokers	First Lien Delayed Draw Term Loan, EURIBOR+6.50% cash due 7/14/2026			€—	(280)	—	(5)(8)(9)(10)

						(280)	—

ASP Unifrax Holdings, Inc. 1912 Woodford Road Vienna, VA 22182	Trading Companies & Distributors	First Lien Term Loan, LIBOR+3.75% cash due 12/12/2025		7.42%	4,098	3,951	3,797	(5)

		Fixed Rate Bond, 7.50% cash due 9/30/2029			1,200	1,158	794

		Fixed Rate Bond, 5.25% cash due 9/30/2028			250	222	193

						5,331	4,784

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
ASP-R-PAC Acquisition Co LLC 132 W 36th Street New York, NY 10018	Paper Packaging	First Lien Term Loan, LIBOR+6.00% cash due 12/29/2027		9.67%	4,911	4,825	4,798	(5)(8)(10)

		First Lien Revolver, LIBOR+6.00% cash due 12/29/2027			—	(10)	(14)	(5)(8)(9)(10)

						4,815	4,784

Astra Acquisition Corp. 5201 Congress Avenue Boca Raton, FL 33487	Application Software	First Lien Term Loan, LIBOR+5.25% cash due 10/25/2028		8.37%	4,848	4,577	4,145	(5)

						4,577	4,145

Asurion, LLC 1101 Church St, Nashville, TN 37203	Property & Casualty Insurance	First Lien Term Loan, SOFR+4.00% cash due 8/19/2028		7.65%	4,000	3,803	3,423	(5)

		Second Lien Term Loan, LIBOR+5.25% cash due 1/20/2029		8.37%	8,500	7,628	6,545	(5)

						11,431	9,968

athenahealth Group Inc. 311 Arsenal Street Watertown, MA 02472	Health Care Technology	5,809 Shares of Series A Preferred Stock in Minerva Holdco, Inc., 10.75%	—			5,693	5,167	(8)

						5,693	5,167

Battery Park CLO II Ltd 200 West Street, New York, US-NY, 10282, US	Multi-Sector Holdings	Class E Notes, SOFR+8.36% cash due 10/20/2035		12.41%	1,500	1,326	1,326	(5)(10)

						1,326	1,326

BioXcel Therapeutics, Inc. 555 Long Wharf Drive 12th Floor New Haven, CT 06511	Pharmaceuticals	First Lien Term Loan, 10.25% cash due 4/19/2027			3,130	3,005	3,007	(8)(10)

		First Lien Delayed Draw Term Loan, 10.25% cash due 4/19/2027			—	—	—	(8)(9)(10)

		First Lien Revenue Interest Financing Term Loan due 9/30/2032			1,384	1,384	1,384	(8)(10)

		First Lien Revenue Interest Financing Delayed Draw Term Loan due 9/30/2032			—	—	—	(8)(9)(10)

		12,453 Common Stock Warrants (exercise price $20.04) expiration date 4/19/2029	—			74	58	(8)(10)

						4,463	4,449

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Blackhawk Network Holdings, Inc. 6220 Stoneridge Mall Road Pleasanton, CA 94588	Data Processing & Outsourced Services	First Lien Term Loan, LIBOR+3.00% cash due 6/15/2025		6.03%	7,020	6,780	6,581	(5)

						6,780	6,581

Boxer Parent Company Inc. 2103 Citywest Blvd Houston, TX, 77042-2833	Systems Software	First Lien Term Loan, LIBOR+3.75% cash due 10/2/2025		6.87%	7,965	7,644	7,570	(5)

		Fixed Rate Bond, 7.125% cash due 10/2/2025			500	483	491

						8,127	8,061

BYJU’s Alpha, Inc. 2nd Floor, Tower D, IBC Knowledge Park, 4/1, Bannerghatta Main Road, Bengaluru, Karnataka, India	Application Software	First Lien Term Loan, LIBOR+6.00% cash due 11/24/2026		8.98%	4,975	4,925	3,646	(5)(10)

						4,925	3,646

Carvana Co. 1930 West Rio Salado Parkway Tempe, AZ 85281	Automotive Retail	Fixed Rate Bond, 5.625% cash due 10/1/2025			800	696	564	(10)

						696	564

CCO Holdings LLC 12405 Powerscourt Drive St. Louis, MO 63131	Cable & Satellite	Fixed Rate Bond, 4.50% cash due 5/1/2032			1,281	1,064	979	(10)

						1,064	979

Cengage Learning, Inc. 200 Pier 4 Boulevard Suite 400 Boston, MA 02210	Education Services	First Lien Term Loan, LIBOR+4.75% cash due 7/14/2026		7.81%	7,592	7,265	6,893	(5)

						7,265	6,893

CITGO Petroleum Corp. 1293 Eldridge Parkway Houston, TX 77077	Oil & Gas Refining & Marketing	First Lien Term Loan, LIBOR+6.25% cash due 3/28/2024		9.37%	3,979	3,950	3,990	(5)

						3,950	3,990

Clear Channel Outdoor Holdings Inc. 4830 North Loop 1604W, Suite 111 San Antonio, TX 78249	Advertising	First Lien Term Loan, LIBOR+3.50% cash due 8/21/2026		6.31%	6,969	6,438	6,246	(5)(10)

		Fixed Rate Bond, 5.125% cash due 8/15/2027			726	627	614	(10)

		Fixed Rate Bond, 7.75% cash due 4/15/2028			174	167	132	(10)

						7,232	6,992

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Condor Merger Sub Inc. 6220 America Center Drive San Jose, CA 95002	Systems Software	Fixed Rate Bond, 7.375% cash due 2/15/2030			4,527	4,502	3,710

						4,502	3,710

Convergeone Holdings, Inc. 10900 Nesbitt Avenue South Bloomington, MN 55437	IT Consulting & Other Services	First Lien Term Loan, LIBOR+5.00% cash due 1/4/2026		8.12%	4,974	4,534	3,589	(5)

						4,534	3,589

Covetrus, Inc. 7 Custom House Street Portland, ME 04101	Health Care Distributors	First Lien Term Loan, SOFR+5.00% cash due 9/20/2029		7.65%	7,589	7,134	7,108	(5)

						7,134	7,108

Dealer Tire, LLC 7012 Euclid Ave Cleveland OH 44103	Distributors	First Lien Term Loan, LIBOR+4.25% cash due 12/12/2025		7.37%	3,985	3,833	3,893	(5)

						3,833	3,893

Delivery Hero FinCo LLC Oranienburger Straße 70 Berlin, 10117 Germany	Internet & Direct Marketing Retail	First Lien Term Loan, SOFR+5.75% cash due 8/12/2027		8.49%	4,988	4,890	4,757	(5)(10)

						4,890	4,757

Delta Leasing SPV II LLC 15500 Roosevelt Boulevard, Suite 301 Clearwater, FL 33762	Specialized Finance	Subordinated Delayed Draw Term Loan, 10.00% cash due 8/31/2029			3,303	3,303	3,303	(8)(9)(10)

		330 Series C Preferred Units in Delta Financial Holdings LLC	—			330	330	(8)(10)

		1.65 Common Units in Delta Financial Holdings LLC	1.65%			2	2	(8)(10)

		24.77 Common Warrants (exercise price $1.00)	—			—	—	(8)(10)

						3,635	3,635

DirecTV Financing, LLC 2230 East Imperial Highway El Segundo, CA 90245	Cable & Satellite	First Lien Term Loan, LIBOR+5.00% cash due 8/2/2027		8.12%	7,623	7,321	7,120	(5)

		Fixed Rate Bond, 5.875% cash due 8/15/2027			750	670	648

						7,991	7,768

Domtar Corp 234 Kingsley Park Drive Fort Mill, SC 29715	Paper Products	First Lien Term Loan, LIBOR+5.50% cash due 11/30/2028		8.26%	2,977	2,953	2,847	(5)

						2,953	2,847

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
DTI Holdco, Inc. 1125 17th Street NW, 6th Floor Washington, DC 20036	Research & Consulting Services	First Lien Term Loan, SOFR+4.75% cash due 4/26/2029		7.33%	8,000	7,739	7,616	(5)

						7,739	7,616

Eagle Parent Corp. 2250 Pilot Knob Road Suite 100 Mendota Heights, MN 55120	Industrial Machinery	First Lien Term Loan, SOFR+4.25% cash due 4/1/2029		7.80%	2,985	2,916	2,912	(5)

						2,916	2,912

Establishment Labs Holdings Inc. 4th Street, Coyol Free Zone Provincia de Alajuela, Alajuela, 20102 Costa Rica	Health Care Technology	First Lien Term Loan, 3.00% cash 6.00% PIK due 4/21/2027			10,403	10,260	10,216	(8)(10)

		First Lien Delayed Draw Term Loan, 3.00% cash 6.00% PIK due 4/21/2027			—	3	—	(8)(9)(10)

						10,263	10,216

Frontier Communications Holdings, LLC 401 Merritt 7 Norwalk, CT 06851	Integrated Telecommunication Services	First Lien Term Loan, LIBOR+3.75% cash due 10/8/2027		7.44%	1,995	1,953	1,864	(5)(10)

		Fixed Rate Bond, 6.00% cash due 1/15/2030			4,017	3,493	3,164	(10)

						5,446	5,028

Gibson Brands, Inc. 209 10th Ave South Suite 460 Nashville, TN 37203	Leisure Products	First Lien Term Loan, LIBOR+5.00% cash due 8/11/2028		7.94%	4,967	4,793	4,024	(5)(8)

						4,793	4,024

Grove Hotel Parcel Owner, LLC 14501 Grove Resort Avenue Winter Garden, FL 34787	Hotels, Resorts & Cruise Lines	First Lien Term Loan, SOFR+8.00% cash due 6/21/2027		11.04%	17,684	17,350	17,374	(5)(8)

		First Lien Delayed Draw Term Loan, SOFR+8.00% cash due 6/21/2027			—	(67)	(62)	(5)(8)(9)

		First Lien Revolver, SOFR+8.00% cash due 6/21/2027			—	(33)	(31)	(5)(8)(9)

						17,250	17,281

Harbor Purchaser Inc. 125 High Street Boston, MA 02110	Education Services	First Lien Term Loan, SOFR+5.25% cash due 4/9/2029		8.38%	8,550	8,197	7,813	(5)

						8,197	7,813

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
iCIMs, Inc. 101 Crawfords Corner Road Suite 3-100, Fifth Floor Holmdel, NJ 07733	Application Software	First Lien Term Loan, SOFR+6.75% cash due 8/18/2028		9.49%	15,164	14,904	14,899	(5)(8)

		First Lien Delayed Draw Term Loan, SOFR+6.75% cash due 8/18/2028			—	—	—	(5)(8)(9)

		First Lien Revolver, SOFR+6.75% cash due 8/18/2028			—	(25)	(25)	(5)(8)(9)

						14,879	14,874

Impel Neuropharma, Inc. 201 Elliott Avenue West, Suite 260 Seattle, WA 98119	Health Care Technology	First Lien Revenue Interest Financing Term Loan due 2/15/2031			5,129	5,129	5,129	(8)

		First Lien Term Loan, SOFR+8.75% cash due 3/17/2027		12.45%	4,768	4,682	4,682	(5)(8)

						9,811	9,811

Innocoll Pharmaceuticals Limited 210 Carnegie Center Drive, Suite 103 Princeton, NJ 08540	Health Care Technology	First Lien Term Loan, 11.00% cash due 1/26/2027			4,316	4,149	4,057	(8)(10)

		First Lien Delayed Draw Term Loan, 11.00% cash due 1/26/2027			—	—	—	(8)(9)(10)

		36,087 Tranche A Warrant Shares (exercise price $4.23) expiration date 1/26/2029	—			85	385	(8)(10)

						4,234	4,442

Iris Holding, Inc. PO Box 329. Allen, Texas, 75013	Metal & Glass Containers	First Lien Term Loan, SOFR+4.75% cash due 6/28/2028		7.89%	8,000	7,478	7,376	(5)(10)

						7,478	7,376

Jamestown CLO XII Ltd. 280 Park Avenue, 39th Floor New York, NY 10017	Multi-Sector Holdings	Class D Notes, LIBOR+7.00% cash due 4/20/2032		9.71%	500	389	410	(5)(10)

						389	410

Kings Buyer, LLC 4 High Ridge Park, Suite 202 Stamford, CT 06905	Environmental & Facilities Services	First Lien Term Loan, LIBOR+6.50% cash due 10/29/2027		10.17%	4,852	4,803	4,755	(5)(8)

		First Lien Revolver, LIBOR+6.50% cash due 10/29/2027		10.17%	117	111	104	(5)(8)(9)

						4,914	4,859

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
KKR Apple Bidco, LLC 5201 Tennyson Pkwy Ste 150 Plano, TX, 75024-4117	Airport Services	First Lien Term Loan, SOFR+4.00% cash due 9/22/2028		7.06%	3,000	2,970	2,949	(5)

						2,970	2,949

LABL Inc 2571 S Hemlock Rd Green Bay, WI, 54229-9508	Office Services & Supplies	First Lien Term Loan, LIBOR+5.00% cash due 10/29/2028		8.12%	8,786	8,366	7,971	(5)

						8,366	7,971

LSL Holdco, LLC 3100 Olympus Boulevard, Suite 100 Dallas, TX 75019	Health Care Distributors	First Lien Term Loan, LIBOR+6.00% cash due 1/31/2028		9.12%	9,134	8,972	8,883	(5)(8)

		First Lien Revolver, LIBOR+6.00% cash due 1/31/2028		9.12%	812	794	784	(5)(8)(9)

						9,766	9,667

LTI Holdings, Inc. 600 S Mcclure Road Modesto, CA 95357	Electronic Components	First Lien Term Loan, LIBOR+3.25% cash due 9/6/2025		6.37%	6,964	6,650	6,462	(5)

						6,650	6,462

McAfee Corp. 6220 America Center Drive San Jose, CA 95002	Systems Software	First Lien Term Loan, SOFR+3.75% cash due 3/1/2029		6.36%	6,983	6,561	6,388	(5)

						6,561	6,388

Mesoblast, Inc. 55 Collins Street, Level 38 Melbourne 3000 Australia	Biotechnology	First Lien Term Loan, 8.00% cash 1.75% PIK due 11/19/2026			2,284	2,105	2,039	(8)(10)

		First Lien Delayed Draw Term Loan, 8.00% cash 1.75% PIK due 11/19/2026			—	—	—	(8)(9)(10)

		66,347 Warrant Shares (exercise price $7.26) expiration date 11/19/2028	—			152	54	(8)(10)

						2,257	2,093

MHE Intermediate Holdings, LLC 3201 Levis Commons Boulevard, Suite 323 Perrysburg, OH 43551	Diversified Support Services	First Lien Term Loan, SOFR+6.25% cash due 7/21/2027		9.75%	8,197	8,006	7,911	(5)(8)

						8,006	7,911

Mitchell International, Inc. 6220 Greenwich Dr. San Diego, CA 92122	Application Software	Second Lien Term Loan, LIBOR+6.50% cash due		9.57%	4,000	3,786	3,690	(5)

						3,786	3,690

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
MRI Software LLC 28925 Fountain Parkway Solon, OH 44139	Application Software	First Lien Term Loan, LIBOR+5.50% cash due 2/10/2026		9.17%	4,149	4,076	4,033	(5)(8)

		First Lien Delayed Draw Term Loan, LIBOR+5.50% cash due 2/10/2026		9.17%	—	(13)	(134)	(5)(8)(9)

						4,063	3,899

NFP Corp. 340 Madison Avenue, 20th Floor New York, NY 10173	Other Diversified Financial Services	Fixed Rate Bond 6.875% cash due 8/15/2028			2,284	2,155	1,785

						2,155	1,785

Nidda BondCo GmbH Stadastraße 2–18 61118 Bad Vilbel – Germany	Health Care Services	Fixed Rate Bond, 3.50% cash due 9/30/2024			€500	462	446	(10)

						462	446

OEConnection LLC 4205 Highlander Parkway Richfield, OH 44286	Application Software	Second Lien Term Loan, LIBOR+7.00% cash due 9/25/2027		10.05%	5,355	5,263	5,154	(5)(8)

						5,263	5,154

OFSI BSL CLO XI, Ltd. 10 S. Wacker Drive, Suite 2500 Chicago, Illinois 60606	Multi-Sector Holdings	Class E Notes, SOFR+7.60% cash due 7/18/2031		9.12%	2,500	2,156	2,265	(5)(10)

						2,156	2,265

Park Place Technologies, LLC 5910 Landerbrook Drive Cleveland, OH 44124	Internet Services & Infrastructure	First Lien Term Loan, SOFR+5.00% cash due 11/10/2027		8.13%	1,995	1,936	1,899	(5)

						1,936	1,899

Peloton Interactive, Inc. 441 Ninth Ave, 6th Floor New York, NY 10001	Leisure Products	First Lien Term Loan, SOFR+6.50% cash due 5/25/2027		8.35%	7,980	7,674	7,813	(5)(10)

						7,674	7,813

PetSmart LLC 19601 N 27th Ave, Phoenix, AZ, 85027	Specialty Stores	First Lien Term Loan, LIBOR+3.75% cash due 2/11/2028		6.87%	1,995	1,875	1,895	(5)

						1,875	1,895

PFNY Holdings, LLC 320 Yonkers Avenue Yonkers, NY 10701	Leisure Facilities	First Lien Term Loan, LIBOR+7.00% cash due 12/31/2026		9.28%	8,279	8,139	8,196	(5)(8)

		First Lien Delayed Draw Term Loan, LIBOR+7.00% cash due 12/31/2026		9.25%	705	692	697	(5)(8)(9)

		First Lien Revolver, LIBOR+7.00% cash due 12/31/2026			—	(7)	(4)	(5)(8)(9)

						8,824	8,889

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Profrac Holdings II, LLC 333 Shops Boulevard Willow Park, TX 76087	Industrial Machinery	First Lien Term Loan, SOFR+8.50% cash due 3/4/2025		10.01%	6,387	6,235	6,259	(5)(8)

						6,235	6,259

Radiology Partners Inc. 2330 Utah Avenue, Suite 200 El Segundo, CA 90245	Distributors	First Lien Term Loan, LIBOR+4.25% cash due 7/9/2025		7.33%	6,253	5,873	5,297	(5)

		Fixed Rate Bond, 9.25% cash due 2/1/2028			1,950	1,938	1,275

						7,811	6,572

Renaissance Holding Corp. 24301 Walden Center Drive Bonita Springs, FL 34134	Diversified Banks	First Lien Term Loan, LIBOR+3.25% cash due 5/30/2025		6.37%	2,238	2,134	2,135	(5)

						2,134	2,135

RP Escrow Issuer LLC 2330 Utah Avenue, Suite 200 El Segundo, CA 90245	Health Care Distributors	Fixed Rate Bond, 5.25% cash due 12/15/2025			333	306	276

						306	276

SM Wellness Holdings, Inc. 15601 Dallas Parkway, Suite 300 Addison, TX 75001	Health Care Services	First Lien Term Loan, LIBOR+4.75% cash due 4/17/2028		7.49%	6,430	6,223	6,108	(5)(8)

						6,223	6,108

Southern Veterinary Partners, LLC 2204 Lakeshore Dr, Suite 325, Homewood, AL 35209	Health Care Facilities	First Lien Term Loan, LIBOR+4.00% cash due 10/5/2027		7.12%	3,242	3,096	3,076	(5)

						3,096	3,076

SPX Flow, Inc. 13320 Ballantyne Corporate Place Charlotte, NC 28277	Industrial Machinery	First Lien Term Loan, SOFR+4.50% cash due 4/5/2029		7.63%	9,500	9,105	8,823	(5)

						9,105	8,823

Surgery Center Holdings, Inc. 340 Seven Springs Way, Suite 600 Brentwood, TN 37027	Health Care Facilities	First Lien Term Loan, LIBOR+3.75% cash due 8/31/2026		6.51%	6,977	6,724	6,639	(5)

						6,724	6,639

Tacala, LLC 3750 Corporate Woods Drive Vestavia Hills, AL 35242	Restaurants	Second Lien Term Loan, LIBOR+7.50% cash due 2/4/2028		10.62%	7,310	7,090	6,725	(5)

						7,090	6,725

Name and Address of Portfolio Company (1)(2)(3)(4)	Principal Business	Title of Securities Held by the Fund	Percentage of Ownership Interest*	Cash Interest Rate(5)	Principal ($ in thousands unless otherwise indicated) (6)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
TIBCO Software Inc. 3301 Hillview Avenue Palo Alto, CA 94304	Application Software	First Lien Term Loan, SOFR+4.50% cash due 3/20/2029		8.15%	8,834	8,039	7,949	(5)

						8,039	7,949

Touchstone Acquisition, Inc. 5949 Commerce Boulevard Morristown, TN 37814	Health Care Supplies	First Lien Term Loan, LIBOR+6.00% cash due 12/29/2028		9.12%	8,571	8,417	8,400	(5)(8)

						8,417	8,400

Uniti Group LP 10802 Executive Center Drive Benton Building, Suite 300 Little Rock, AR 72211	Specialized REITs	Fixed Rate Bond, 6.50% cash due 2/15/2029			1,750	1,613	1,177	(10)

		Fixed Rate Bond, 4.75% cash due 4/15/2028			2,200	1,899	1,743	(10)

						3,512	2,920

Vertiv Group Corporation 505 N Cleveland Ave, Westerville, OH 43082	Electrical Components & Equipment	Fixed Rate Bond, 4.125% cash due 11/15/2028			1,500	1,258	1,210	(10)

						1,258	1,210

Wellfleet CLO 2022-2, Ltd. 8 Sound Shore Dr, Greenwich, CT 06830	Multi-Sector Holdings	Class E Notes, SOFR+8.56% cash due 10/18/2035		12.17%	1,500	1,440	1,440	(5)(10)

						1,440	1,440

WP CPP Holdings, LLC 1621 Euclid Avenue, Suite 1850 Cleveland, OH 44115	Aerospace & Defense	First Lien Term Loan, LIBOR+3.75% cash due 4/30/2025		6.56%	5,730	5,388	5,147	(5)

						5,388	5,147

WWEX Uni Topco Holdings, LLC 2323 Victory Avenue, Suite 1600 Dallas, TX 75219	Air Freight & Logistics	First Lien Term Loan, LIBOR+4.00% cash due 7/26/2028		7.67%	6,965	6,585	6,363	(5)

						6,585	6,363

Zayo Group Holdings, Inc. 1821 30th Street, Unit A Boulder, CO 80301	Alternative Carriers	First Lien Term Loan, LIBOR+3.00% cash due 3/9/2027		6.12%	7,000	6,467	5,882	(5)

		Fixed Rate Bond, 4.00% cash due 3/1/2027			1,700	1,427	1,368

						7,894	7,250

*	Percentage of class held refers only to equity held, if any. Calculated on a fully diluted basis.
(1)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.

(2)	See “Note 3, Portfolio Investments” in the notes to the consolidated financial statements included elsewhere in this prospectus for portfolio composition by geographic region.
(3)	Each of the Fund’s investments is pledged as collateral under the ING Credit Agreement.
(4)

Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(5)

The interest rate on the principal balance outstanding for most floating rate loans is indexed to LIBOR, SOFR and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Fund has provided the applicable margin over LIBOR or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. All LIBOR shown above is in U.S. dollars unless otherwise noted. As of September 30, 2022, the reference rates for the Company’s variable rate loans were the 30-day LIBOR at 3.12%, the 90-day LIBOR at 3.67%, the 180-day LIBOR at 4.17%, the 360-day LIBOR at 4.78%, the 30-day SOFR at 3.03%, the 90-day SOFR at 3.55% and the 180-day SOFR at 3.98%. Most loans include an interest floor, which generally ranges from 0% to 1%. SOFR based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(6)	Principal includes accumulated PIK interest and is net of repayments, if any.
(7)

Non-Control/Non-Affiliate Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act as investments in companies in which the Fund owns more than 25% of the voting securities and/or has the power to exercise control over the management or policies of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which the Fund owns between 5% and 25% of the voting securities.

(8)	As of September 30, 2022, these investments are categorized as Level 3 within the fair value hierarchy established by ASC 820 and were valued using significant unobservable inputs.
(9)

Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(10)

Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. As of September 30, 2022, qualifying assets represented 80.0% of the Fund’s total assets and non-qualifying assets represented 20.0% of the Fund’s total assets.

INVESTMENT OBJECTIVE AND STRATEGIES

We were formed on November 24, 2021, as a Delaware statutory trust. We were organized to invest primarily in originated loans and other securities, including syndicated loans, of private U.S. companies, including bespoke, highly negotiated loans and private equity-related financings such as those backing LBOs.

We have elected to be regulated as a BDC under the Investment Company Act. We also intend to elect to be treated as soon as reasonably practical, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.

Our investment objective is to generate stable current income and long-term capital appreciation. We seek to meet our investment objective by primarily investing in private debt opportunities and by:

•

utilizing the experience and expertise of the management team of the Adviser in areas ranging from performing credit to distressed debt, over multiple market cycles, along with the broader resources of Oaktree, in sourcing, evaluating and structuring transactions, and Oaktree’s long-standing relationships with sponsors, management teams, capital raising advisors and issuers, subject to Oaktree’s policies and procedures regarding the management of conflicts of interest;

•

employing a disciplined credit underwriting process centered on risk control and focused on principal protection and loss avoidance primarily investing in private debt of medium-sized companies, in loans with asset coverage ratios that the Adviser believes provide credit protection, and also seeking financial protections, including linking additional funding to achievement of credit de-risking milestones where the Adviser believes necessary, one or more financial maintenance covenants;

•

curating a diversified portfolio of private debt across industries and transaction types such as LBO-related financings and bespoke, highly negotiated loans, with opportunistic investments in discounted, high-quality public investments to enhance total return in times of significant market dislocation; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Consistent with Oaktree’s firm-wide investment philosophy, we seek to achieve our investment objective without subjecting principal to undue risk of loss by thoroughly evaluating credit fundamentals, monitoring appropriate credit metrics such as loan-to-value and pursuing structural protections. This emphasis on downside protection generally means (1) we focus on the senior-most tranches within the capital structure, (2) we seek collateral value well in excess of the principal value of its investment and (3) we link additional funding to the achievement of credit de-risking milestones.

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments with varying maturities. “Credit investments” for this purpose includes the investments listed below other than investments in preferred stock, publicly traded or privately placed equity securities, warrants and options with respect to equity securities, money market mutual funds, cash and cash equivalents and equity of special purpose entities, which investments will not, in the aggregate, exceed 20% of our total assets under normal circumstances. For purposes of our 80% policy, we value any credit investments that are derivative instruments based on their market value. We expect that the majority of our portfolio will be made up of private credit investments in medium-sized companies, including bespoke, highly negotiated loans and private equity-related financings such as those backing LBOs. For purposes of the foregoing, we consider a company to be “medium-sized” when it has earnings before interest, taxes, depreciation and amortization (“EBITDA”) of between approximately $25 million and $150 million or it has an enterprise value of between approximately $250 million and $2 billion. We may look to enterprise value when we or our Adviser does not believe EBITDA is an appropriate metric for our purposes. To a lesser extent, we will also invest in opportunistic credit. We expect that the opportunistic credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Once we have invested a substantial amount of proceeds from this offering, under normal circumstances we expect that our portfolio and investing activities will predominantly include:

•

loans made directly to non-U.S. and U.S. borrowers, which may be long-term or short-term, secured or unsecured, “covenant-lite” (that is, lacking financial maintenance covenants), and may or may not have an equity component attached;

•

all types of publicly traded or privately placed debt securities and other obligations such as bank loans and participations, equipment trust certificates, mortgages, mezzanine debt or deeds of trust on real property and trade credit;

•	preferred stock;

•	publicly traded or privately placed equity securities, including common stock and preferred stock (including convertible preferred stock), as well as warrants with respect to such equity securities;

•	bridge financings to portfolio companies to facilitate buy-outs or acquisitions;

•	investments in the “when-issued” trading market, a market for conditional trades in securities that have been authorized but not yet issued;

•	follow-on, mutually reinforcing investments intended to result in a more successful business entity;

•	CLOs, CMBS, RMBS and other structured products, including investments in junior and/or equity tranches of such products;

•	securities or obligations of non-U.S. entities;

•	debt and equity securities acquired through tender offers;

•	options and warrants;

•	short sale transactions for hedging purposes;

•

temporary investments in one or more unaffiliated money market mutual funds or directly in certificates of deposit, commercial paper, interest-bearing government securities, repurchase contracts and other short-term instruments;

•	cash, cash equivalents and other liquid investments held in reserve;

•

all or a substantial portion of the equity of one or more special purpose entities formed for the purpose of purchasing the assets of a company directly, including in connection with sales under section 363 of the U.S. Bankruptcy Code; and

•	other investment techniques the Adviser believes will help achieve our investment objective.

Most of our investments will be in private U.S. companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest to some extent in European and other non-U.S. companies. Subject to the limitations of the Investment Company Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by Other Oaktree Funds. See “—Regulation as a BDC.” From time to time, we may co-invest with Other Oaktree Funds. See “—Allocation of Investment Opportunities—Exemptive Relief.”

In addition, we integrate ESG considerations, where we consider them material and relevant, into our due diligence and investment decision-making in connection with potential investments for the Fund, although ESG considerations do not represent a primary focus of the Fund. We believe that ESG considerations, like other, more traditional subjects of investment analysis such as market position, growth prospects and business strategy, have the potential to impact financial risk and investment returns. We believe that ESG considerations are best analyzed in combination with a company’s fundamentals, including a company’s industry, geography and strategic position. The specific ESG factors considered in connection with any potential Fund investment will depend on and be tailored (as appropriate) to the particular asset class or classes being evaluated for investment. The specific ESG factors we may look at include (1) environmental factors, such as those associated with chemical safety, natural resource use, pollution and waste and adherence to local regulations; (2) social factors, such as those associated with human capital, employee and community health and safety, human rights abuse, anti-bribery and corruption, weapons and illicit substances; and (3) governance factors, such as those associated with compliance and risk management, accounting and reporting standards, corporate governance and conflicts of interests. Given that the materiality of certain factors may vary based on sector and industry, we do not focus on any particular factor or set of factors in our review of potential investments. When considering ESG factors, we use company disclosures, public data sources and independent third-party data or advisors as inputs into our analytical processes. The consideration of ESG factors as part of the Fund’s investment process does not mean that the Fund pursues a specific “ESG” or “sustainable” investment strategy, and we may make investment decisions for the Fund other than on the basis of relevant ESG considerations.

We expect most of our debt investments will be unrated; however, some of our debt investments may be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than “BBB-” by Standard & Poor’s Global Ratings). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

Our debt investments will have varying maturities, and the maturity of our newly originated debt investments, in particular, will be driven by market dynamics at the time of investment and will change over time. There is no limit on the maturity or duration of any security we may hold in our portfolio.

To seek to enhance our returns, we use and expect to continue to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use leverage in the form of borrowings, including loans from certain financial institutions and we also may issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. Additionally, some of our portfolio companies may be highly leveraged. See “Risk Factors—Investment-Related Risks— Both our portfolio companies and the Fund may be leveraged.”

We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our investments are subject to a number of risks. See “Risk Factors.”

The Adviser and the Administrator

The Fund’s investment activities are managed by Oaktree Fund Advisors, LLC, an investment adviser registered with the SEC under the Advisers Act. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

Oaktree Fund Administration, LLC, as our Administrator, provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.

The Adviser is an affiliate of Oaktree and is led by substantially the same investment personnel as Oaktree. As such, our Adviser has access to the broader resources of Oaktree, subject to Oaktree’s policies and procedures regarding the management of conflicts of interest.

Oaktree is a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, with approximately $163 billion in assets under management, as of September 30, 2022. A number of the senior executives and investment professionals of the Adviser and its affiliates have been investing together for over 35 years and have generated impressive investment performance through multiple market cycles. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, real estate, convertible securities and listed equities. As of September 30, 2022, Oaktree had more than 1,050 professionals in 20 cities and 14 countries, including a deep and broad credit platform drawing from more than 350 highly experienced investment professionals with significant origination, structuring and underwriting expertise. In particular, the Private Credit group that is primarily responsible for implementing the Fund’s investment strategy consists of a deep and experienced team of Investment Professionals led by Armen Panossian, the Fund’s Chief Executive Officer and Chief Investment Officer, who focuses on the investment strategy employed by the Adviser and certain of its affiliates.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed above. We discuss opportunities in both private and public markets further below.

Private Lending Opportunities. We believe that the market for lending to private companies is underserved and presents a compelling investment opportunity. We intend to focus on private lending opportunities in the following key areas:

•

Stressed Sector/Rescue Lending. Individual businesses or sectors experiencing stress or reduced access to capital can create attractive private lending opportunities. Broad market weakness or sector-specific issues can constrain borrowers’ access to capital. Further, certain factors such as regulation may cause entire industries (e.g., energy) to be rebuffed by more traditional debt financing sources (e.g., commercial banks) such that both financially sound and distressed borrowers lose access to capital. Oftentimes, by sifting through an industry issuer-by-issuer, the Investment Professionals can identify attractive investment opportunities that are over-secured by valuable assets. Examples of these opportunities may include debtor-in-possession loans or loans to companies in need of capital to bolster liquidity or to address near-term maturities.

•

Situational Lending. Certain businesses may present challenges for traditional lenders to understand or value, thus presenting attractive lending opportunities for the Fund. Prospective borrowers with little-to-no revenue or EBITDA may be unable to secure financing from traditional lenders. In these instances, a debt-to-EBITDA approach may not be appropriate, instead requiring a value-oriented approach that involves targeting low LTVs and negotiating bespoke covenants, contingencies and terms that help mitigate business-specific risks. Examples of these opportunities may include life sciences companies that have revenue-generating drugs and hard assets, but reinvest that capital into research and development for promising new products.

•

Sponsor-Related Financings. Financing for private equity firms is one of the most active areas of opportunity given the abundance of dry powder, including those opportunities related to LBOs and refinancings. The Investment Professionals have many longstanding relationships with blue-chip sponsors, and generally favor those that view their portfolio companies as long-term partners and those that specialize in certain industries where they have subject matter expertise. In addition, the Investment Professionals have historically favored sponsors that have demonstrated a willingness to invest large amounts of equity, which provides enhanced downside protection. Examples of these opportunities may include financings for software- or healthcare-focused private equity firms.

•

Secondary Private Loans and Loan Portfolios. With increasing frequency, some lenders and leverage providers are offering to sell individual loans or portfolios of loans. Several drivers may force these sellers to offload portfolios, such as performance concerns, near-term liquidity needs, leverage pressures or regulatory capital requirements. With our anticipated capital levels and the Adviser’s firsthand experience in workouts and restructurings, the Fund can purchase loans at attractive levels, often well below their assessed values. Examples of these opportunities may come from banks seeking to reduce geographic or sector concentration or BDCs seeking to resolve leverage issues driven by troubled performance.

Opportunities in Public Markets. Certain factors may also drive opportunities for the Fund in the public market and will allow the Fund to leverage Oaktree’s broader credit platform and decades of credit investing experience. These factors may include:

•

Macro Factors. Macro factors that drive market dislocations can ripple through the global economy and include sovereign debt crises, political elections, global pandemics and other unexpected geopolitical events. These factors drive highly correlated “risk on” and “risk off” market swings and frequently result in the indiscriminate selling of securities and obligations at prices that the Investment Professionals believe are well below their intrinsic values.

•

Industry Headwinds. Select industries may face secular challenges or may fall out of favor due to a variety of factors such as evolving technology or regulation. These headwinds can cause the debt of financially sound and distressed companies alike to trade lower, potentially allowing the Investment Professionals to identify mispriced opportunities.

•

Company Characteristics. Company-specific factors that drive market dislocations include over-leveraged balance sheets, near-term liquidity or maturity issues, secular pressures, acute shock to company operations (including from government shutdowns of company operations), asset-light businesses and new or relatively small issuers. These factors may result in mispriced securities or obligations or require a highly structured direct loan.

Competitive Strengths

Oaktree has a long-standing global presence, with three decades of experience investing in credit products in periods of both market strength and distress. Oaktree has an integrated investment approach and a disciplined credit underwriting process centered on risk control.

We believe that Oaktree’s defining characteristic is its adherence to the highest professional standards, which has yielded several important benefits. First and foremost, this characteristic has allowed Oaktree to attract and retain an experienced group of Investment Professionals as well as accounting, valuation, legal, compliance and other administrative professionals. As of September 30, 2022, Oaktree had more than 1,050 professionals in 20 cities and 14 countries, including a deep and broad credit platform drawing from more than 350 highly experienced investment professionals with significant origination, structuring and underwriting expertise. In particular, the Private Credit group that is primarily responsible for implementing the Fund’s investment strategy consists of a deep and experienced team of Investment Professionals led by Armen Panossian, the Fund’s Chief Executive Officer and Chief Investment Officer, who focuses on the investment strategy employed by the Adviser and certain of its affiliates.

The Adviser and its affiliates aim to attract, motivate and retain talented employees (both Investment Professionals and accounting, valuation, legal, compliance and other administrative professionals) by making them active participants in, and beneficiaries of, the platform’s success. In addition to competitive base salaries, all of the Adviser’s investment professionals share in a discretionary bonus pool. An employee’s participation in the bonus pool is based on the overall success of the Adviser and its affiliates and the individual employee’s performance and level of responsibility.

In addition, our Adviser’s investment team has long-standing relationships with sponsors, management teams, capital-raising advisors and issuers, as well as brokers, banks and other market participants. These institutional relationships have been instrumental in strengthening access to trading opportunities, to understanding the current market, and to executing the investment team’s investment strategies.

The Board of Trustees

Overall responsibility for the Fund’s oversight rests with the Board of Trustees. We have entered into the Investment Advisory Agreement with the Adviser, pursuant to which the Adviser will manage the Fund on a day-to-day basis. The Board of Trustees is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the Investment Company Act, the Fund’s bylaws and applicable provisions of state and other laws. The Adviser will keep the Board of Trustees well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board of Trustees information with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of 5 members, 4 of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the Investment Company Act.

Investment Process

Source

The Adviser has several resources for originating new opportunities that grant the Investment Professionals a comprehensive view of the actionable investment universe. From this universe, the Adviser can then select the most attractive opportunities for the Fund. In addition to its dedicated group of sourcing professionals, the Adviser will also leverage its global market presence and relationships with affiliates, advisers, sponsors, banks, management teams, capital-raising advisers, trading desks and other sources to gain access to opportunities. The Adviser is a trusted partner to financial sponsors and management teams based on its market reputation, relationship-based approach, long-term investment orientation and focus on lending across economic cycles. The Adviser believes this will give the Fund access to proprietary deal flow and “first looks” at investment opportunities and that the Fund is well-positioned for difficult and complex transactions.

Screen

The Adviser will be highly selective in making new investments. The initial screening process will typically include a review of the proposed capital structure of the target portfolio company (including level of assets or enterprise value coverage), the company’s management team and its equity ownership levels, the viability of its long-term business model, forecasted financial statements and liquidity profile. In addition, the Adviser may assess industry and macroeconomic trends, potential catalysts that may create enhanced value in the investment, and the potential ability to enforce creditor rights, particularly where collateral is located outside of the United States.

Research

Once the Investment Professionals have identified a potential investment opportunity and prior to making any new investment, the Adviser will complete an extensive due diligence process led by investment analysts assigned to each transaction. The analysts will examine various elements of the prospective investment to assess its risks and ensure that it meets the Fund’s investment criteria and guidelines. Throughout the underwriting process, the analysts typically consider the following to evaluate the opportunity: the company’s management team, suite of products/services, competitive position in its markets, barriers to entry, valuation, operating and financial performance, organic and inorganic growth prospects, as well as the expansion potential of its markets. In performing this evaluation, the analysts may use financial, qualitative and other due diligence materials provided by the target company, commissioned third-party reports and internal sources, including the Adviser’s relationships derived from the Investment Professionals, industry participants and experts. As part of their research, the Adviser’s analysts will typically perform a “what-if” analysis that explores a range of values for each proposed investment and a range of potential credit events to understand how the investment may perform under several different scenarios.

Decide

The Investment Professionals will propose investments along with all due diligence findings to Armen Panossian who, as Oaktree’s Head of Performing Credit and portfolio manager for Oaktree’s Strategic Credit strategy, will make investment decisions and appropriately size investments within the portfolio on the Fund’s behalf. See “Portfolio Management” for additional information regarding Mr. Panossian and other Investment Professionals who will provide services to the Fund.

Monitor

Risk management is the Adviser’s utmost priority. In managing our portfolio and mitigating its downside, the Adviser will seek to actively monitor each portfolio company and make hold and exit decisions when credit events occur, the Fund’s collateral becomes overvalued or opportunities with more attractive risk-reward profiles are identified. Investment analysts will be assigned to each investment to monitor industry developments, review company financial statements, attend company presentations and regularly meet with company management, and, if applicable, sponsors. Based on their monitoring, the Investment Professionals will seek to determine the optimal exit timing and strategy while maximizing the Fund’s return on investment, typically when prices or yields reach target valuations. In circumstances where a particular investment is underperforming, the Adviser will seek to employ a variety of strategies to maximize its recovery based on the specific facts and circumstances of the underperforming investment, including actively working with the management team to restructure all or a portion of the business, explore the possibility of a sale or merger of all or a portion of the assets, recapitalize or refinance the balance sheet, negotiate deferrals or other concessions from existing creditors and arrange new liquidity or new equity contributions. We believe that the Adviser’s experience with restructurings and our access to the Adviser’s knowledge, expertise and contacts in the distressed debt area will help the Fund preserve the value of its investments.

Allocation of Investment Opportunities

General

Oaktree, including the Adviser, provides investment management services to other BDCs, registered investment companies, investment funds, client accounts and proprietary accounts that Oaktree may establish.

Oaktree will share any investment and sale opportunities with Other Oaktree Funds and the Fund in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size and the amount of capital available for such investment in the respective funds. Subject to the Advisers Act and as further set forth in this prospectus, certain Other Oaktree Funds may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Oaktree Funds’ respective governing agreements.

In addition, as a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside Other Oaktree Funds.

Exemptive Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. The Adviser has received the Exemptive Relief from the SEC, which allows certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or BDC’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order. Pursuant to the Exemptive Relief, our Board of Trustees has established Board

Criteria clearly defining co-investment opportunities in which we will have the opportunity to participate with one or more other Oaktree-managed funds or accounts that target similar assets. Each potential co-investment opportunity that falls under the terms of the Exemptive Relief and is appropriate for the Fund and any affiliated fund or account, and that satisfies the then-current Board Criteria, is offered to the Fund and such other eligible funds and accounts. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their proposed order size, and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on the investment proposed by the applicable investment adviser to such participant, up to the amount proposed to be invested by each, which is reviewed and approved by an independent committee of legal, compliance and accounting professionals at the Adviser.

Investment Allocation Considerations

As a general matter, as between the Fund and an Other Oaktree Fund with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period, if applicable). Each of the foregoing allocations for both investments and sales may be overridden if Oaktree in good faith deems a different allocation to be prudent or equitable in light of:

•	the size, nature and type of investment or sale opportunity;

•	principles of diversification of assets;

•

the investment guidelines and limitations governing any of such funds or accounts, including client instructions with respect to a specific investment and compressed ramp-up periods that are characteristic of certain investment vehicles;

•

liquidity considerations of the funds or accounts, including redemption/withdrawal requests received by a fund or account, proximity of a fund or account to the end of its specified term and cash availability (including cash that becomes available through leverage);

•	the magnitude of the investment;

•

the risk profile or the need to resize risk in a fund’s or account’s portfolio (including the potential for the proposed investment to create an industry, sector, issuer, geographic or currency imbalance in the relevant portfolio);

•	a determination by Oaktree that the investment or sale opportunity is inappropriate, in whole or in part, for one or more funds or accounts;

•	applicable transfer or assignment provisions;

•	the management of any actual or potential conflicts of interest;

•	the investment focus of the funds or accounts (including the target return profile or targeted hold period of the funds or accounts);

•	applicable contractual or legal obligations (including any priority rights granted to any Other Oaktree Fund under its governing documents);

•	tax considerations;

•	applicable regulatory obligations, including any requirements to offer investment opportunities to an Other Oaktree Fund pursuant to an SEC exemptive relief order;

•	Oaktree’s investment team responsible for sourcing of the transaction;

•	avoiding a de minimis allocation; and/or

•	such other factors as Oaktree may reasonably deem relevant, including the amount of leverage, if any, appropriate for such investment and any co-investments alongside an Other Oaktree Fund).

We refer to all of the foregoing factors collectively as the “Investment Allocation Considerations.”

Competition

We compete for investments with other BDCs, including BDCs advised by the Adviser, and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Company Act imposes on us as a BDC.

Non-Exchange Traded, Perpetual-Life BDC

The Fund is non-exchange traded, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. A liquidity event includes, but is not limited to, the receipt by shareholders of non-listed equity securities.

Emerging Growth Company

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected not to use the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The investment professionals will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. We will bear our allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of our officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to us (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Fund. We will reimburse the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Fund).

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the Investment Company Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the Investment Company Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

(c) satisfies any of the following:

(i) does not have any class of securities that is traded on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any Eligible Portfolio Company controlled by the Fund.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to in this prospectus, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the Investment Company Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the Investment Company Act, would at least equal 150% immediately after each such issuance. On December 17, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the Investment Company Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

Any special purpose entities formed by the Fund for the purpose of purchasing the assets of a company directly will comply with Section 18 of the Investment Company Act, as modified by Section 61 of the Investment Company Act, on a consolidated basis. The Fund will treat any wholly owned or primarily controlled special purpose entity’s assets as assets of the Fund for purposes of determining compliance with the affiliated transactions and custody provisions contained in Section 17 of the Investment Company Act. In addition, the Adviser and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the Investment Company Act with respect to a wholly owned or primarily controlled special purpose entity’s investment advisory agreement.

We have established and may in the future establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over LIBOR or one or more alternative Benchmark Rates (e.g., SOFR). We cannot assure shareholders that we will be able to continue to enter into credit facilities. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Copies of our and the Adviser’s code of ethics are filed as exhibits to the registration statement of which this prospectus forms a part.

Affiliated Transactions. We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the Investment Company Act, and be subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

MANAGEMENT OF THE FUND

Board of Trustees

Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the valuation of our assets, oversight of our financing arrangements and corporate governance activities. Each Trustee will serve until the earlier of his or her death, removal or resignation or until his or her successor is duly elected and qualified. Our Board of Trustees consists of 5 members, 4 of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the Investment Company Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our independent Trustees. “Interested persons” are generally persons that, under the Investment Company Act, are deemed to have an interest in the Fund, the Adviser or the Distribution Manager that could give rise to a conflict of interest in making certain determinations required by the Investment Company Act. For example, if a trustee owned any securities issued by the Investment Adviser, the trustee would be an “interested person.” Similarly, if a trustee was an employee of the Investment Adviser, the trustee would be an “interested person.” Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

Trustees

Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolio Companies in Fund Complex Overseen by Director(1)	Other Directorships Held by Director
Independent Trustees
Jay Ferguson	1966	Trustee	Since 2021	Co-Founder and Managing Partner at Vicente Capital Partners since 2009.	1	Director, Motorcar Parts of America, Inc. (2016- present)

Deborah Gero	1960	Trustee	Since 2021	Until 2018, various positions with American International Group, Inc. and its affiliates (collectively, “AIG”), including as a Senior Managing Director and Deputy Chief Investment Officer of AIG Asset Management from 2012 to 2018 and Chief Risk Officer for the Life and Retirement division from 2009 to 2012.	2	Director, OCSL (2019- present)

Allison Keller	1964	Trustee	Since 2021	Since 2007, Executive Director and Chief Financial Officer of W.M. Keck Foundation; from 2007 through 2016, Ms. Keller was also the President of Oakmont Corporation, a private investment firm and family office assisting multi-generational, high net worth extended families and related private foundations.	1

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolio Companies in Fund Complex Overseen by Director(1)	Other Directorships Held by Director

Stephen Mosko	1956	Trustee	Since 2021	Chief Executive Officer of Village Roadshow Entertainment Group since October 2018; from 2015 to 2016, Mr. Mosko served as Chair of Sony Pictures Television for which he remains a consultant. Mr. Mosko also served as the President of Sony Pictures’ U.S. Television operation, Executive Vice President of Sales for Sony Pictures Television and Vice President of the Western Region for Columbia TriStar Television Distribution.	1
Interested Trustees

Armen Panossian	1976	Chief Executive Officer and Chief Investment Officer	Since 2021	Chairman, Chief Executive Officer and Chief Investment Officer of the Fund; Chief Executive Officer and Chief Investment Officer of OCSL since 2019; Chairman, Chief Executive Officer and Chief Investment Officer of Oaktree Strategic Income II, Inc. (“OSI II”) from September 2019 to January 2023; Chief Executive Officer and Chief Investment Officer of Oaktree Strategic Income Corporation (“OCSI”) from September 2019 to March 2021; Managing Director and Head of Liquid Credit of OCM; as well as portfolio manager for OCM’s U.S. Senior Loan strategy. Mr. Panossian also oversees OCM’s Structured Credit, U.S., European and Global High Yield Bond, European Senior Loan, and U.S., Non-U.S. and High Income Convertibles strategies.	1

(1)	The “Fund Complex” consists of the Fund and OCSL.

The address for each of our directors is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

Executive Officers Who Are Not Trustees

Information regarding our executive officers who are not Trustees is as follows:

Name	Age	Position
Mathew Pendo	59	President
Matthew Stewart	38	Chief Operating Officer
Christopher McKown	41	Chief Financial Officer and Treasurer
Ashley Pak	44	Chief Compliance Officer

The address for each of our executive officers is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

Biographical Information

The following is information concerning the business experience of our Board of Trustees and executive officers. Our Trustees have been divided into two groups—interested Trustees and independent Trustees. Interested Trustees are “interested persons” as defined in the Investment Company Act.

Independent Trustees

Jay Ferguson. Mr. Ferguson is a Trustee of the Fund and a member of our Audit Committee. Mr. Ferguson is a Co-Founder and Managing Partner at Vicente Capital Partners, a Los Angeles-based investment firm providing capital to privately held growth companies across North America. Prior to co-founding Vicente in 2009, Mr. Ferguson was a partner at Kline Hawkes & Company, which he joined at the firm’s inception in 1995. Mr. Ferguson began his career as an investment banker for Merrill Lynch & Co where he was a member of the Energy and Natural Resources Group and the General Corporate Finance Group. From 1989 to 1994, he worked on over 30 public and private transactions for numerous emerging growth and middle market companies. Mr. Ferguson has been a member of the board of directors of Motorcar Parts of America, Inc. (“MPAA”) since June 2016 and has served as MPAA’s lead independent director since March 2020. In addition to serving on the board of MPAA, Mr. Ferguson currently serves on the board of directors of Global LT, Inc., SportsMEDIA Technology and Intellectual Technology, Inc., and is a member of the board of trustees of The Wildwood School, the Treasurer of the Robert Toigo Foundation and a member of the Board of Advisors at the UCLA Anderson School of Management. Mr. Ferguson received a B.B.A in Finance from Southern Methodist University and an M.B.A from the UCLA Anderson School of Management.

Deborah Gero. Ms. Gero is a Trustee of the Fund and serves as Chair of our Audit Committee. Ms. Gero has also served as a Director and Chair of the Audit Committee of OCSL since March 2019. Ms. Gero has also served as a Director of OCSI from March 2019 until OCSI merged with and into OCSL on March 19, 2021, and as a Director of OSI II from September 2019 until OSI II merged with and into OCSL on January 23, 2023. Ms. Gero has also been a Director of Newport Re Ltd. since May 2019 and The Friends of the Brentwood Art Center since September 2016. Ms. Gero has also served as a member of the Investment Committee of United Way of Greater Los Angeles since November 2020 and as a member of the Subscribers Advisory Board for United Educators Insurance since 2020. Ms. Gero has held various positions with AIG, including as a Senior Managing Director and Deputy Chief Investment Officer of AIG Asset Management, where she was responsible for developing the firm’s investment strategy for approximately $300 billion of insurance company portfolios from 2012 to 2018. She joined AIG in 2009 and served as Chief Risk Officer for the Life and Retirement division until 2012. Before joining AIG, Ms. Gero was a consultant from 2003 to 2009, focusing on collateralized debt obligation investment management and investments in insurance companies. Prior to her work as a consultant, Ms. Gero spent eight years at AIG and its predecessor entities in a variety of capacities including Portfolio Manager of a $3 billion collateralized debt obligation portfolio and Corporate Actuary. Previous experiences include numerous actuarial and asset/liability management roles at Conseco, Inc., Tillinghast/Towers-Perrin and Pacific Mutual Life Insurance Company. Ms. Gero has previously served as a director of Aurora National Life Insurance Company and New California Life Holdings, as well as several insurance and asset management subsidiaries of AIG. Ms. Gero received a B.A. degree in mathematics from the University of Notre Dame. She is a CFA charterholder, a fellow in the Society of Actuaries and a member of the American Academy of Actuaries.

Allison Keller. Ms. Keller is a Trustee of the Fund and a member of our Audit Committee. Ms. Keller also served as a Director and Chair of the Audit Committee of OSI II from July 2018 until OSI II merged with and into OCSL on January 23, 2023. Since 2007, Ms. Keller has been the Executive Director and Chief Financial Officer of the W.M. Keck Foundation, a foundation focused primarily on promoting pioneering scientific discoveries as well as undergraduate education and, in Southern California, community programs. Ms. Keller manages the program, investment, staff and administrative activities while working closely with the foundation’s board of directors to develop the foundation’s vision and strategies. From 2007 through 2016, Ms. Keller was also the President of Oakmont Corporation, a private investment firm and family office assisting multi-generational, high net worth extended families and related private foundations. Previously, Ms. Keller was a corporate partner with O’Melveny & Myers LLP. Ms. Keller’s practice focused on raising public and private capital, counseling private and public company boards of directors on strategic transactions and corporate governance policies, negotiating business combinations and reviewing complex regulatory filings. Ms. Keller’s philanthropic work includes board service in both public and private higher education and K-12 education and medical research and education. Ms. Keller has also performed pro bono legal work for multiple community organizations in Los Angeles. Ms. Keller earned her A.B. from Princeton University and J.D. from UCLA School of Law.

Stephen Mosko. Mr. Mosko is a Trustee of the Fund and a member of our Audit Committee. Mr. Mosko also served as a Director and a member of the Audit Committee of OSI II from July 2018 until OSI II merged with and into OCSL on January 23, 2023. Since October 2018, Mr. Mosko has served as Chief Executive Officer of Village Roadshow Entertainment Group. Mr. Mosko formerly served as Chair of Sony Pictures Television for which he remains a consultant. Mr. Mosko also served as the President of Sony Pictures’ U.S. Television operation, Executive Vice President of Sales for Sony Pictures Television and Vice President of the Western Region for Columbia TriStar Television Distribution. Before joining Sony Pictures, Mr. Mosko held earlier career positions as Local Sales Manager of NBC affiliate WMAR-TV in Baltimore, and in Philadelphia as General Sales Manager of WTAF-TV and Vice President and Station Manager of WPHL-TV. Mr. Mosko has served as Chairman of the National Association of Television Program Executives; Chairman of the Academy of Television Arts & Sciences Foundation; Director of Game Show Network, LLC and Game Show Network; Director of The Advertising Council, Inc.; member of the Board of Directors for the Celine Cousteau Film Fellowship; Member of the Executive Committee of the Los Angeles Board of Governors of The Paley Museum; Member of the National Board of Junior Achievement; Member of the Executive Board of the UCLA School of Theater, Film and Television; Director at Loyola Marymount University, Los Angeles; Member of the Philadelphia Police Department’s Drug Advisory Council; and President of the Philadelphia Ad Club. Mr. Mosko received his Bachelor of Arts in Communications from the University of Delaware. Mr. Mosko also received honorary degrees from Loyola Marymount University, Chapman University and the University of Delaware.

Interested Trustees

Armen Panossian. Mr. Panossian is Chairman of the Board of Trustees, Chief Executive Officer and Chief Investment Officer. Mr. Panossian has also served as Chief Executive Officer and Chief Investment Officer of OCSL since September 2019. Mr. Panossian also served as the Chief Executive Officer and Chief Investment Officer of OCSI from September 2019 until OCSI merged with and into OCSL on March 19, 2021, and as Chief Executive Officer, Chief Investment Officer, Director and Chairman of OSI II from September 2019 until OSI II merged with and into OCSL on January 23, 2023. In addition, Mr. Panossian is a managing director and

Oaktree’s Head of Performing Credit. He also serves as a portfolio manager within Oaktree’s Global Private Debt and Global Credit strategies. His responsibilities include oversight of the firm’s performing credit activities including the senior loan, high yield bond, private credit, convertibles, structured credit and emerging markets debt strategies. Mr. Panossian joined Oaktree in 2007 as a senior member of its Global Opportunities group. In January 2014, he joined the U.S. Senior Loan team to assume co-portfolio management responsibilities and lead the development of Oaktree’s CLO business. Mr. Panossian joined Oaktree from Pequot Capital Management, where he worked on their distressed debt strategy. Mr. Panossian received a B.A. degree in economics with honors and distinction from Stanford University, where he was elected to Phi Beta Kappa. Mr. Panossian then went on to receive an M.S. degree in health services research from Stanford Medical School and J.D. and M.B.A. degrees from Harvard Law School and Harvard Business School. Mr. Panossian serves on the Advisory Board of the Stanford Institute for Economic Policy Research. He is a member of the State Bar of California.

Executive Officers Who Are Not Trustees

Mathew Pendo. Mr. Pendo is our President. Mr. Pendo has also served as President of OCSL since August 2019 and served as Chief Operating Officer of OCSL from October 2017 to January 2022. Mr. Pendo also served as Chief Operating Officer and President of OCSI from October 2017 and August 2019, respectively, until OCSI merged with and into OCSL on March 19, 2021. Mr. Pendo also served as Chief Operating Officer of OSI II from July 2018 to December 2021 and as President of OSI II from August 2019 until OSI II merged with and into OCSL on January 23, 2023. Mr. Pendo also currently serves as Managing Director, Head of Corporate Development and Capital Markets for Oaktree and as Chief Operating Officer of Oaktree Acquisition Corp. III since February 2021. Prior to joining Oaktree in 2015, Mr. Pendo was at the investment banking boutique of Sandler O’Neill Partners, where he was a managing director focused on the financial services industry. Prior thereto, Mr. Pendo was the Chief Investment Officer of the Troubled Asset Relief Program (TARP) of the U.S. Department of the Treasury, where he was honored with the Distinguished Service Award in 2013. There, he built and managed a team of 20 professionals overseeing the Treasury’s $200 billion TARP investment activities across multiple industries, including AIG, GM, and the banks, and all levels of the capital structure. Mr. Pendo began his career at Merrill Lynch, where he spent 18 years, starting in their investment banking division before becoming managing director of the technology industry group. Subsequently, Mr. Pendo was a managing director at Barclays Capital, first serving as co-head of U.S. Investment Banking and then co-head of Global Industrials group. Mr. Pendo previously served as a member of the Board of Directors of Ally Financial, Keypath Education, Inc., New IPT Holdings, LLC and SuperValue Inc. He received a bachelor’s degree in economics from Princeton University, cum laude.

Matthew Stewart, CFA. Mr. Stewart is our Chief Operating Officer. Mr. Stewart has also served as Chief Operating Officer of OCSL since January 2022. Mr. Stewart also served as Chief Operating Officer of OSI II from December 2021 until OSI II merged with and into OCSL on January 23, 2023. Mr. Stewart is a senior vice president and investment professional on Oaktree’s Global Private Debt strategy. Prior to joining Oaktree in 2017, Mr. Stewart was a vice president at Fifth Street Management. Prior thereto, he was a director at Stifel Nicolaus where he worked in the Leveraged Finance Group. Mr. Stewart began his career as a senior associate at BDO Consulting in the Business Restructuring group before moving on to serving as a vice president in the institutional fixed income business at Knight Capital Group. He received a B.B.A. in finance and a B.S. in accountancy from Villanova University. Mr. Stewart is a Certified Public Accountant and CFA charterholder.

Christopher McKown. Mr. McKown is our Chief Financial Officer and Treasurer. Mr. McKown also serves as Chief Financial Officer and Treasurer of OCSL. Mr. McKown also served as Chief Financial Officer and Treasurer of OSI II from January 2022 until OSI II merged with and into OCSL on January 23, 2023. Mr. McKown joined Oaktree Capital Management, L.P. in 2011 and serves as a Managing Director responsible for fund accounting and reporting for Oaktree’s Strategic Credit strategy. Prior to being named Chief Financial Officer and Treasurer in November 2021, Mr. McKown previously served as the Assistant Treasurer of OSI II and OCSL, and also served as Assistant Treasurer of OCSI until OCSI merged with and into OCSL on March 19, 2021. Prior to joining Oaktree Capital Management, L.P., he worked in the audit practice at KPMG LLP.

Mr. McKown received a B.A. degree in business economics with a minor in accounting cum laude from the University of California, Los Angeles and is a Certified Public Accountant (inactive).

Ashley Pak. Ms. Pak is our Chief Compliance Officer. Ms. Pak is a Senior Vice President at OCM and currently serves as Chief Compliance Officer of OCM’s proprietary Investment Company Act platform. Ms. Pak has also served as the Chief Compliance Officer of OCSL since November 2021. Ms. Pak also served as the Chief Compliance Officer of OSI II from November 2021 until OSI II merged with and into OCSL on January 23, 2023. Prior to joining OCM in 2007, Ms. Pak spent four years at Associated Securities Corp as a compliance and legal specialist. Prior thereto, she was a Financial Operations Principal and Compliance Manager at Asia Pacific Investors Services. Ms. Pak received a B.A. degree in business administration from Seattle University, graduating summa cum laude, and went on to receive an M.B.A. from the Isenberg School of Management at the University of Massachusetts, Amherst. Ms. Pak holds the Investment Adviser Certified Compliance Professional (IACCP®) designation.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

Committees of the Board of Trustees

Our Board of Trustees has established an audit committee (the “Audit Committee”) and may establish additional committees in the future. We do not have a nominating committee because we believe the function typically served by such committee is best handled by those trustees whose term is not expiring currently. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

Audit Committee

The Audit Committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board of Trustees regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements, overseeing internal audit staff and periodic filings and receiving our audit reports and financial statements. The Audit Committee is presently composed of four persons, Jay Ferguson, Deborah Gero, Allison Keller and Stephen Mosko, each of whom is an independent Trustee. Deborah Gero serves as the chair of the Audit Committee. Our Board of Trustees has determined that Ms. Gero qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K, as promulgated under the Exchange Act. Each of the members of the Audit Committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the Investment Company Act. During the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Audit Committee met 7 times.

A copy of the charter of the Audit Committee is available on the Fund’s website at https://www.osc.brookfieldoaktree.com.

Compensation of Trustees

Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees, fees for participating in the in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These Trustees are Jay Ferguson, Deborah Gero, Allison Keller and Stephen Mosko. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

Annual Cash Retainer	Board Meeting Fee	Annual Audit Committee Chair Cash Retainer	Committee Meeting Fee
$50,000 (NAV up to $1 billion)	$2,500	$7,500	$1,000
$75,000 (NAV $1 billion to $2 billion)	$2,500	$7,500	$1,000
$100,000 (NAV greater than $2 billion)	$2,500	$7,500	$1,000

We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser.

Total compensation earned by our Trustees for the period ended September 30, 2022 is as follows:

	Total Compensation earned from the Company for the period ended September 30, 2022	Total Compensation earned from Fund Complex(1) for the period ended September 30, 2022
Interested Trustees
Armen Panossian	$—	$—
Independent Trustees
Jay Ferguson	$52,538	$52,538
Deborah Gero	$58,469	$283,468
Allison Keller	$52,538	$107,538
Steven Mosko	$52,538	$102,538

(1) The “Fund Complex” for purposes of this table consists of the Fund, OCSL and OSI II.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers

None of our officers will receive direct compensation from us. We have agreed to reimburse the Administrator for our allocable portion of the compensation paid to or compensatory distributions received by our officers. In addition, to the extent that the Administrator outsources any of its functions, we will pay the fees associated with such functions at cost. As discussed under “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement,” we will reimburse the Administrator for the allocable portion of the compensation of any personnel that they provide for our use.

Board Leadership Structure

Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Armen Panossian to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

Our Board of Trustees believes that its leadership structure is the optimal structure for us at this time. Our Board of Trustees, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT

Oaktree Fund Advisors, LLC will serve as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, us.

Investment and Other Professionals

As of September 30, 2022, Oaktree had more than 1,050 professionals in 20 cities and 14 countries, including a deep and broad credit platform drawing from more than 350 highly experienced investment professionals with significant origination, structuring and underwriting expertise. Oaktree specialists focus on less efficient markets and alternative investments, specifically concentrating their efforts in distressed debt, corporate debt (including high yield debt and senior loans), control investing, real estate, convertible securities and listed equities. In the following sections, we provide biographical information of our Investment Professionals who will provide services to the Fund.

Armen Panossian, our Chairman, Chief Executive Officer and Chief Investment Officer, is the investment professional functioning as our portfolio manager, with primary responsibility for the day-to-day management of the Fund’s portfolio. Mr. Panossian has ownership and financial interests in, and may receive compensation and/or profit distributions from, the Adviser and its affiliates. Mr. Panossian does not receive any direct compensation from us. Mr. Panossian is paid by our Adviser and his compensation includes a base salary, deferred equity or other deferred compensation and discretionary bonuses and variable incentive compensation based primarily on past performance, services provided and expected future contributions. As of September 30, 2022, Mr. Panossian owns none of the Fund’s Common Shares. See “Control Persons and Principal Shareholders” for additional information about equity interests held by Mr. Panossian.

Mr. Panossian also manages registered investment companies, other pooled investment vehicles (including BDCs) and other accounts, as indicated below. The following table identifies, as of September 30, 2022: (i) the number of registered investment companies, other pooled investment vehicles and other accounts managed by Mr. Panossian; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Type of Account	Number of Accounts	Assets of Accounts (in billions)	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee (in billions)
Registered investment companies	1	$0.4	1	$0.4
Other pooled investment vehicles:	5	$0.6	5	$0.6
Other accounts	17	$5.2	11	$3.7

In addition to the accounts and assets listed in the table above, Mr. Panossian is Head of Oaktree’s Performing Credit organization and, in such capacity, oversees the management of approximately $41.4 billion of additional assets under management as of September 30, 2022.

For additional information regarding Mr. Panossian, see “Management of the Fund—Biographical

Information—Interested Trustees.”

Other Oaktree Professionals Who Are Not Our Trustees or Executive Officers

Oaktree Senior Management

Howard Marks, CFA, Co-Chairman

Since the formation of Oaktree in 1995, Mr. Marks has been responsible for ensuring the firm’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and

contributing his experience to big-picture decisions relating to investments and corporate direction. From 1985 until 1995, Mr. Marks led the groups at The TCW Group, Inc. that were responsible for investments in distressed debt, high yield bonds, and convertible securities. He was also Chief Investment Officer for Domestic Fixed Income at TCW. Previously, Mr. Marks was with Citicorp Investment Management for 16 years, where from 1978 to 1985 he was Vice President and senior portfolio manager in charge of convertible and high yield securities. Between 1969 and 1978, he was an equity research analyst and, subsequently, Citicorp’s Director of Research. Mr. Marks holds a B.S.Ec. degree cum laude from the Wharton School of the University of Pennsylvania with a major in finance and an M.B.A. in accounting and marketing from the Booth School of Business of the University of Chicago, where he received the George Hay Brown Prize. He is a CFA® charterholder. Mr. Marks is an Emeritus Trustee and member of the Investment Committee at the Metropolitan Museum of Art. He is a member of the Investment Committee of the Royal Drawing School and is Professor of Practice at King’s Business School (both in London). He serves on the Shanghai International Financial Advisory Council and the Advisory Board of Duke Kunshan University. He is an Emeritus Trustee of the University of Pennsylvania, where from 2000 to 2010 he chaired the Investment Board.

Bruce Karsh, Co-Chairman and Chief Investment Officer

Mr. Karsh is Oaktree’s Co-Chairman and one of the firm’s co-founders. He is also Chief Investment Officer and serves as portfolio manager for Oaktree’s Global Opportunities, Value Opportunities and Global Credit strategies. Prior to co-founding Oaktree, Mr. Karsh was a managing director of TCW Asset Management Company, and the portfolio manager of the Special Credits Funds from 1988 until 1995. Prior to joining TCW, Mr. Karsh worked as Assistant to the Chairman of SunAmerica, Inc. Prior to that, he was an attorney with the law firm of O’Melveny & Myers. Before working at O’Melveny & Myers, Mr. Karsh clerked for the Honorable Anthony M. Kennedy, then of the U.S. Court of Appeals for the Ninth Circuit and retired Associate Justice of the U.S. Supreme Court. Mr. Karsh holds an A.B. degree in economics summa cum laude from Duke University, where he was elected to Phi Beta Kappa. He went on to earn a J.D. from the University of Virginia School of Law, where he served as Notes Editor of the Virginia Law Review and was a member of the Order of the Coif. Mr. Karsh serves on the boards of a number of privately held companies. He is a member of the investment committee of the Broad Foundations. Mr. Karsh is Trustee Emeritus of Duke University, having served as Trustee from 2003 to 2015, and as Chairman of the Board of DUMAC, LLC, the entity that managed Duke’s endowment, from 2005 to 2014.

Jay Wintrob, Chief Executive Officer

Mr. Wintrob is Oaktree’s Chief Executive Officer and a member of the Board of Directors of OCM. Prior to joining Oaktree, he was President and Chief Executive Officer of AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., from 2009 to 2014. Following AIG’s acquisition of SunAmerica in 1998, Mr. Wintrob was Vice Chairman and Chief Operating Officer of AIG Retirement Services, Inc. from 1998 to 2001, and President and Chief Executive Officer from 2001 to 2009. Mr. Wintrob began his career in financial services in 1987 as Assistant to the Chairman of SunAmerica Inc., and then went on to serve in several other executive positions, including President of SunAmerica Investments, Inc. overseeing the company’s invested asset portfolio. Prior to joining SunAmerica, Mr. Wintrob was with the law firm of O’Melveny & Myers. He received his B.A. and J.D. from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including The Broad Foundations, the Doheny Eye Institute, the Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.

John Frank, Vice Chairman

Mr. Frank has been Oaktree’s Vice Chairman since 2014 and has served on the Board of Directors since 2007. Prior to holding this position, Mr. Frank served as Oaktree’s Managing Principal from 2006 to 2014 and General Counsel from 2001 to 2006. As Managing Principal, Mr. Frank was the firm’s principal executive officer and responsible for all aspects of the firm’s management. Prior to joining Oaktree, Mr. Frank was a partner of the Los Angeles law firm of Munger, Tolles & Olson LLP where he managed a number of notable merger and acquisition transactions. While at that firm, he served as primary outside counsel to public- and privately-held corporations and as special counsel to various boards of directors and special board committees. Prior to joining Munger Tolles in 1984, Mr. Frank served as a law clerk to the Honorable Frank M. Coffin of the United States Court of Appeals for the First Circuit. Prior to attending law school, Mr. Frank served as a Legislative Assistant to the Honorable Robert F. Drinan, Member of Congress. Mr. Frank holds a B.A. degree with honors in history from Wesleyan University and a J.D. magna cum laude from the University of Michigan Law School, where he was Managing Editor of the Michigan Law Review and a member of the Order of the Coif. He is a member of the State Bar of California and, while in private practice, was listed in Woodward & White’s Best Lawyers in America. Mr. Frank is a member of the Board of Directors of OCSL, Oaktree Acquisition Corp. III, Chevron Corporation, ADRx, Inc. and Urban 626 LLC and a Trustee of Wesleyan University, the XPRIZE Foundation and The James Irvine Foundation. Mr. Frank previously served on the Board of Directors of OCSI, Oaktree Acquisition Corp. and Oaktree Acquisition Corp. II.

Todd Molz, General Counsel and Chief Administrative Officer

Mr. Molz serves as Oaktree’s General Counsel and Chief Administrative Officer. He oversees the Compliance, Internal Audit and Administration functions and all aspects of Oaktree’s legal activities, including fund formation, acquisitions and other special projects. Prior to joining the firm in 2006, Mr. Molz was a Partner of the Los Angeles law firm of Munger, Tolles & Olson LLP, where his practice focused on tax and structuring aspects of complex and novel business transactions. Prior to joining Munger Tolles, Mr. Molz served as a law clerk to the Honorable Alfred T. Goodwin of the United States Court of Appeals for the Ninth Circuit. Mr. Molz received a B.A. degree in political science cum laude from Middlebury College and a J.D. degree with honors from the University of Chicago. While at Chicago, Mr. Molz served on the Law Review, received the John M. Olin Student Fellowship and was a member of the Order of the Coif.

Dan Levin, Managing Director and Chief Financial Officer

Mr. Levin is the Chief Financial Officer for Oaktree. He was previously Head of Corporate Finance and Chief Product Officer and a senior member of the corporate development group. Prior to joining Oaktree in 2011, Mr. Levin was a vice president in the Investment Banking division at Goldman, Sachs & Co., focusing on asset management firms and other financial institutions. His previous experience includes capital raising and mergers and acquisitions roles at Technoserve and Robertson Stephens, Inc. Mr. Levin received an M.B.A. with honors in finance from the Wharton School of the University of Pennsylvania and a B.A. degree with honors in economics and mathematics from Columbia University.

Rodney Vencatachellum, Managing Director and Chief Compliance Officer

Mr. Vencatachellum is a managing director and the Chief Compliance Officer at Oaktree. He manages over 30 compliance professionals in the United States, Europe and Asia, and is an active member of various corporate governance committees of the firm. Mr. Vencatachellum joined Oaktree in 2011 and has over 20 years of compliance experience at a number of financial institutions, primarily in senior or executive compliance roles. Previously, he was at Goldman Sachs International as an Executive Director in the Securities Division Compliance group with responsibility for coverage of the Institutional Equity Sales and Trading business. Prior thereto, Mr. Vencatachellum was at KBC Financial Products Group as a Director of Compliance and at Deutsche Bank AG as a Director in the Global Equities Compliance group with responsibility for equity derivatives compliance coverage. He was also a compliance officer at Banque National de Paris Group. Mr. Vencatachellum received a B.A. degree in business studies with honors from Kingston University.

Investment Team

Raghav Khanna, Managing Director

Mr. Khanna is a managing director within Oaktree’s Global Private Debt strategy, where he is a co-portfolio manager for its Strategic Credit platform and an investment committee member for its Private Credit platform. He first joined Oaktree in 2012 as a member of the Global Opportunities group before becoming a founding member of the Strategic Credit strategy in 2014. Prior to joining Oaktree, Mr. Khanna was an investment professional at the Carlyle Group focusing on buyout opportunities in the financial services space and an analyst at Goldman Sachs. Mr. Khanna received a B.S. degree in electrical engineering and economics from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Rajkumar Makam, Managing Director

Mr. Makam is a portfolio manager for Oaktree’s U.S. Private Debt strategy where his primary responsibilities include oversight of the team’s investment professionals, portfolio construction and overall management of the strategies. Mr. Makam is also a managing director within Oaktree’s Global Private Debt strategy where he serves on the investment committee for its Private Credit platform. Prior to joining Oaktree in 2001, Mr. Makam worked at Banc of America Securities LLC (previously NationsBanc Montgomery Securities LLC) for four years in their Leveraged Finance/High Yield Group. During that period, he specialized in bridge finance and was responsible for deal origination, market analysis, structuring, due diligence and legal documentation. Prior to joining Banc of America Securities in 1997, he worked for five years as a senior software engineer at Montage Group Ltd. and Dantec Electronics Inc. Mr. Makam received a B.S. degree with distinction in engineering from the Bangalore Institute of Technology, India. He then went on to receive an M.S. degree in engineering from the University of Akron, Ohio and an M.B.A. in finance from Yale University.

Lindsay Berz, CFA, Managing Director

Ms. Berz is a managing director within Oaktree’s Global Private Debt strategy. She is a generalist focused on corporate-issued fixed income opportunities across loans and bonds. Ms. Berz joined Oaktree in 2015 from Carlson Capital where she spent over four years, most recently as a senior analyst in the Fixed Income group helping to manage the high yield and distressed technology, media and telecom portfolio. Prior thereto, Ms. Berz was a senior vice president at Chapdelaine Credit Partners working as a high yield and distressed desk analyst. She began her career at RBS, first as an analyst in the Corporate Institutional Banking division and subsequently as a research associate in the Credit Sales and Trading division. Ms. Berz received a Bachelor of Science degree cum laude with a major in accounting from Georgetown University. She is a CFA charterholder.

Aman Kumar, Managing Director

Dr. Kumar is a managing director within Oaktree’s Global Private Debt strategy. He also serves as a co-portfolio manager for the strategy’s Life Sciences Lending platform which focuses on investment opportunities across the healthcare spectrum from biotechnology and pharmaceuticals to medical devices and healthcare services. Prior to joining Oaktree in 2014, Dr. Kumar spent three years at Deutsche Bank in London working on the Global Credit team, most recently as a vice president on the European High Yield trading desk. He received an M.B.A. from the Wharton School at the University of Pennsylvania and holds a Bachelor of Medicine, Bachelor of Surgery degree with distinction from King’s College London. Prior to Wharton, Dr. Kumar worked as a surgeon in the U.K. National Health Service (NHS) and was focused on head and neck cancer surgery. Dr. Kumar is fluent in Hindi.

Christina Lee, Managing Director

Ms. Lee is a managing director and assistant portfolio manager for Oaktree’s U.S. Private Debt strategy. Ms. Lee joined Oaktree in 2009 and is primarily responsible for originating, underwriting and executing new investment opportunities. Ms. Lee sources new opportunities from financial sponsors and intermediaries in New York, Boston and Washington, D.C. In addition, Ms. Lee is responsible for monitoring existing portfolio investments until fully realized. Prior to joining Oaktree, she spent nearly two years as an analyst in the Leveraged Finance group at Citi. Ms. Lee received a B.S. degree in commerce with concentrations in finance and international business from the University of Virginia.

Nilay Mehta, CFA, Managing Director

Mr. Mehta is a managing director within Oaktree’s Global Private Debt strategy. Prior to joining Oaktree in 2014, Mr. Mehta was a managing director at ALJ Capital Management. There he was responsible for sourcing and evaluating distressed and special situation investments. Prior thereto, Mr. Mehta was a managing director at Par-Four Investment Management. He began his career as a senior research analyst with W.R. Huff Asset Management before joining BNY Capital Markets (currently known as Robert W. Baird & Co), most recently as a senior desk analyst / vice president. Mr. Mehta holds a B.A. degree in biophysics from the University of Pennsylvania and is a CFA charterholder. He previously served as a director of 21st Century Oncology and is currently a board observer to International Oncology Care and Alto Pharmacy.

Christine Pope, Managing Director

Ms. Pope is a managing director within Oaktree’s Global Private Debt strategy, where she focuses on public and direct lending investments across a variety of industries, including telecom, consumer, retail, travel, leisure and infrastructure. Ms. Pope is also a member of Oaktree’s ESG Governance Committee. Prior to joining Oaktree in 2013, Ms. Pope spent a year at Lazard Frères & Co. as an associate in the Restructuring Advisory group. Prior thereto, Ms. Pope practiced law for four years at Kirkland & Ellis, LLP, where she worked as an associate in the Restructuring and Corporate Mergers and Acquisitions groups, focused on advising clients on a variety of public and private acquisitions, financings, and in and out of court restructurings. Ms. Pope received her M.B.A. from the Wharton School at the University of Pennsylvania and graduated as a Juris Doctor from the School of Law at Duke University. She received her B.A. in economics and political science from Duke University.

Michael Shannon, Managing Director

Mr. Shannon is a managing director within Oaktree’s Global Private Debt strategy. Prior to joining Oaktree in 2017, Mr. Shannon was a managing director at Fifth Street Management. Prior thereto, he was a research analyst with S.A.C. Capital Advisors (now Point 72 Asset Management). Additional experience includes serving as a healthcare investment banking analyst at Citigroup Global Investment Bank. Mr. Shannon received a B.A. in economics from Cornell University.

Mary Gallegly, Senior Vice President

Ms. Gallegly is our General Counsel and Secretary and is the General Counsel and Secretary of Oaktree’s other managed BDC, OCSL. Ms. Gallegly also served as the General Counsel and Secretary of OSI II until OSI II merged with and into OCSL on January 23, 2023. Prior to joining Oaktree in 2014, Ms. Gallegly spent nearly seven years as a finance attorney at O’Melveny & Myers LLP. She graduated magna cum laude with a B.S. in business administration along with an emphasis in statistics from California State University, Northridge. She then went on to receive a J.D. cum laude from Loyola Law School, where she was a Presidential Scholar and a Sayre MacNeil Scholar. Ms. Gallegly was an editor for the Loyola of Los Angeles Law Review and was a member of the Order of the Coif. She is a member of the State Bar of California.

Matthew Wong, Senior Vice President

Mr. Wong is a senior vice president within Oaktree’s Global Private Debt strategy, where he focuses on investments across the software, internet, hardware, and tech-enabled service industries, among others. Prior to joining Oaktree in 2014, Mr. Wong spent two years as an investment banking analyst within the Financial Restructuring group at Houlihan Lokey. He received a B.S. degree in business administration from the University of Southern California.

Rahul Anand, Vice President

Mr. Anand is a vice president and investment professional within Oaktree’s Global Private Debt strategy, where he focuses on its Life Sciences Lending platform. Prior to joining Oaktree in 2020, Mr. Anand spent five years working in Investment Banking at Morgan Stanley in New York, where he was most recently responsible for originating, structuring and executing private debt financings for global clients within the Life Sciences sector. Mr. Anand received a B.S. degree with university honors in computational finance from Carnegie Mellon University. He is fluent in Hindi.

Lucia Kim, Senior Vice President

Ms. Kim is a senior vice president within Oaktree’s Global Private Debt strategy. Prior to joining the firm in 2017, Ms. Kim spent nine years at Fifth Street Management analyzing investments and leading due diligence for the credit focused asset manager. Ms. Kim received a B.S. in economics with a concentration in finance from The Wharton School at the University of Pennsylvania.

Kevin Ng, Vice President

Mr. Ng is a vice president within Oaktree’s Global Private Debt strategy. Prior to joining Oaktree in 2017, Mr. Ng spent two years at Macquarie Capital as an investment banking analyst in the Restructuring & Special Situations group. He received a B.S. degree magna cum laude in business administration with a concentration in finance from Boston University.

Evelyn You, Vice President

Ms. You is a vice president within Oaktree’s Global Private Debt strategy. Ms. You joined Oaktree in 2015 from Centerview Partners, where she was an analyst. Prior thereto, she was an investment banking analyst at Goldman Sachs. Ms. You received a B.S. degree magna cum laude in economics with concentrations in finance and accounting from the Wharton School at the University of Pennsylvania. She also received a degree of Master of Information and Data Science from the University of California, Berkeley. Ms. You is fluent in Mandarin Chinese.

Sourcing and Origination

Milwood Hobbs, Jr., Managing Director, Head of North American Sourcing and Origination

Mr. Hobbs leads Oaktree’s North American Sourcing and Origination (S&O) group, which focuses on private credit sourcing and deal origination for the firm’s U.S. Private Debt, Global Private Debt, Special Situations and Global Opportunities strategies. He also serves on the investment committee for Oaktree’s Private Credit platform. Prior to joining Oaktree in 2013, Mr. Hobbs was an executive director at Natixis Securities focused on building the high yield sales and trading franchise. Prior thereto, he spent five years at Goldman Sachs as a vice president in leveraged finance origination and sales. Before joining Goldman Sachs in 2007, Mr. Hobbs was a director in Leveraged Finance at Deutsche Bank Securities, which he joined in 2000. Additional experience includes regional account management focused on fleet financing at GE Capital Corporation and controller for Leveraged Finance at Bank of America. Mr. Hobbs received his M.B.A. from Columbia Business School and a B.S. degree in accounting from Rutgers University.

Peter Corbell, Managing Director

Mr. Corbell is a managing director in Oaktree’s Sourcing and Origination group, focusing on private credit sourcing and deal-origination in North America. Previously, he was in the firm’s Special Situations Group leading business development for the strategy. Mr. Corbell joined Oaktree in 2013 with over 15 years of investment banking experience, having advised on more than $75 billion of transactions involving financings, mergers & acquisitions, and restructurings with businesses across Asia, Europe and the Middle East. He most recently served as a Partner and managing director in the Financial Restructuring Group at Moelis & Company. Previously, Mr. Corbell was a managing director at Chanin Capital Partners; an investment banker at Credit Suisse; and an investment professional at a Beijing-based fund focused on principal investments in China and New Zealand. He also served as a member of the Boards of Directors of Aeromantenimiento S.A., Aveos Holding Company, and Woodside Homes. Mr. Corbell earned a B.A. in East Asian studies from the University of California, Los Angeles and a J.D. from the University of Southern California.

Eric Johnson, Managing Director

Mr. Johnson is a managing director in Oaktree’s Sourcing and Origination group, focusing on private credit sourcing and deal-origination in North America. Before joining Oaktree in 2018, Mr. Johnson spent ten years as a director and senior technology investment professional at Silver Lake Partners. Prior thereto, he was a managing director at Deutsche Bank after serving as a vice president in Goldman Sachs’s distressed and high yield group. Mr. Johnson began his career at Lehman Brothers as an associate in the Natural Resources Group. He received an M.B.A. from University of Southern California and a B.A. in economics from Denison University.

David Matherly, Managing Director

Mr. Matherly is a managing director in Oaktree’s Sourcing and Origination group, focusing on private credit sourcing and transaction origination in North America. Mr. Matherly joined Oaktree in 2021 with over 25 years of finance experience, including approximately eighteen years investing in all types of leveraged finance securities as a portfolio manager, research analyst and workout specialist. Previous roles included co-head of Corporate Credit and High Yield & Special Situations portfolio manager at Nationwide Insurance, executive director in the high yield group at J.P. Morgan Asset Management and investment professional at two smaller private investment firms. Mr. Matherly began his career at Morgan Stanley and Bear Stearns in New York. He received an M.B.A. from Harvard Business School and a B.S. in business administration from The Citadel.

Mario Shane, Managing Director

Mr. Shane is a managing director in Oaktree’s Sourcing and Origination group, focusing on private credit sourcing and deal-origination in North America. He has over 25 years of experience in investment banking, private equity, investments and capital markets. Before joining Oaktree in 2020, Mr. Shane was an investment consultant with the firm for two years. Prior thereto, he was a managing director with both Detwiler Fenton & Co., and Monarch Bay Securities. Mr. Shane was a vice president at Hoak, Breedlove, Wesneski & Co., and a senior vice president and director of research sales with Capital Institutional Services. He received a B.A. from Stanford University.

Tamara Dowd, Senior Vice President

Ms. Dowd is a senior vice president in Oaktree’s Sourcing and Origination group, focusing on private credit sourcing and deal-origination in North America. Ms. Dowd joined Oaktree in 2020 from Fifth Third Bank, where she was most recently a director in the National Healthcare Group. Prior thereto, she was a vice president in the Corporate Banking division at Northern Trust, an associate at Merrill Lynch, and a senior account executive with Weber Shandwick. She received an M.B.A. in Finance, Accounting and Strategy from the University of Chicago Booth School of Business, and a B.A. from the University of Michigan.

Marketing and Client Relations

Nicole Adrien, Managing Director, Chief Product Officer and Global Head of Client Relations

Ms. Adrien is Oaktree’s Chief Product Officer and Global Head of Client Relations. In this capacity she oversees all aspects of Oaktree’s product management activities, including product design and governance, in addition to providing oversight of the firm’s corporate and marketing communications and investor relations functions. Ms. Adrien joined Oaktree in 2006 following graduation from the UCLA Anderson School of Management, where she was an Anderson Fellow and recipient of the J. Fred Weston Award for Excellence in Finance. Ms. Adrien’s previous experience with Oaktree includes roles as Marketing Representative, Opportunistic Credit Product Specialist, and Director of Investor Relations for Oaktree’s public entity. Prior to Oaktree, Ms. Adrien worked at Goldman Sachs & Co. in the firm’s Investment Management, Equities and Executive Office divisions. Ms. Adrien is a member of the Board of Directors of Azorra, a privately held aircraft leasing platform. She holds a B.A. degree in comparative area studies magna cum laude from Duke University, where she was elected to Phi Beta Kappa. Ms. Adrien is fluent in Spanish and proficient in French.

Anthony Harrington, Managing Director and Global Head of Marketing

Mr. Harrington is the Global Head of Marketing for Oaktree. He joined Oaktree in 2008 with over ten years of institutional and intermediary distribution marketing experience, both at Coast Asset Management and Lazard Asset Management. Prior experience includes nearly three years in management consulting at Coopers & Lybrand, LLP and seven years in the field of education. Mr. Harrington received a B.A. degree in economics and history from St. Lawrence University and an Ed.M. degree in administration and planning from Harvard University.

INVESTMENT ADVISORY AGREEMENT, ADMINISTRATION AGREEMENT AND EXPENSE SUPPORT AGREEMENT

Oaktree Fund Advisors, LLC is located at 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the Investment Company Act, the Adviser manages our day-to-day operations and provides investment advisory services to us.

Investment Advisory Agreement

The Adviser provides management services to us pursuant to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the investment and reinvestment of the assets of the Fund, subject to the supervision of the Board of Trustees. Without limiting the generality of the foregoing, the Adviser will:

•	determine the composition of the portfolio of the Fund, the nature and timing of the changes therein and the manner of implementing such changes

•	identify, evaluate and negotiate the structure of the investments made by the Fund

•	execute, close, monitor and service the Fund’s investments

•	determine the securities and other assets that the Fund will purchase, retain or sell

•	perform due diligence on prospective portfolio companies, and

•	provide the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably require for the investment of its funds.

Compensation of Adviser

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. For examples of how these fees are calculated, see “Example Fee Calculations”.

Management Fee

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means our total assets determined on a consolidated basis in accordance with GAAP. For the first calendar month in which we had operations, net assets were measured as of the Escrow Break Date. In addition, the Adviser waived its management fee through November 2022, the first six months following the Escrow Break Date.

Incentive Fee

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income

The portion based on our income is based on Pre-Incentive Fee Net Investment Income. “Pre-Incentive Fee Net Investment Income” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any distribution and/or shareholder servicing fees).

Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, and excludes the incentive fee and any distribution and/or shareholder servicing fees payable by the Class S Shares and the Class D Shares. As a result, for any calendar quarter, the incentive fee attributable to Pre-Incentive Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

We will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

•

No incentive fee based on Pre-Incentive Fee Net Investment Income in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•

100% of the dollar amount of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•

12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser.

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets

per quarter)

Percentage of Pre-Incentive Fee Net Investment Income

Allocated to Quarterly Incentive Fee

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.

The Adviser waived the incentive fee based on income through November 2022, the first six months following the Escrow Break Date.

Incentive Fee Based on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each fiscal year in arrears. The amount payable equals:

•

12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. The payment obligation with respect to incentive fees based on realized capital gains will be allocated in the same manner across the Class S shares, Class D shares and Class I shares. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated.

Example Fee Calculations

Example 1: Income Related Portion of Incentive Fee(1):

Alternative 1—Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 0.6875%.

Pre-Incentive Net Investment Income does not exceed Hurdle Rate, therefore there is no Investment Income Incentive Fee.

Alternative 2—Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.90%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 1.3375%

Catch-Up = 1.3375% – 1.25% = 0.0875%

Incentive Fee = 100% × (1.3375% - 1.25%) = 0.0875%.

Alternative 3—Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 1.9375%.

Incentive Fee = 12.5% × Pre-Incentive Fee Net Investment Income, subject to “catch-up” (5).

Incentive Fee = (100% × “catch-up”) + (12.5% × (Pre-Incentive Fee Net Investment Income – 1.4286%)).

Catch-Up = 1.4286% – 1.25% = 0.1786%.

Incentive Fee = (100% × 0.1786%) + (12.5% × (1.9375% – 1.4286%))

= 0.1786% + (12.5% × 0.5089%)

= 0.1786% + 0.0636%

= 0.2422%.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

•	Year 3: FMV of Investment B determined to be $25 million.

•	Year 4: Investment B sold for $31 million.

The Capital Gains Incentive Fee, if any, would be:

Year 1: None.

Year 2: $3.75 million Capital Gains Incentive Fee, calculated as follows: $30 million realized capital gains on sale of Investment A multiplied by 12.5%.

Year 3: None; calculated as follows: $3.125 million cumulative fee (12.5% multiplied by $25 million ($30 million cumulative capital gains less $5 million cumulative unrealized capital depreciation)) less $3.75 million (previous capital gains fee paid in Year 2).

Year 4: $125,000 Capital Gains Incentive Fee, calculated as follows: $3.875 million cumulative fee (12.5% multiplied by $31 million cumulative realized capital gains ($30 million from Investment A and $1 million from Investment B)) less $3.75 million (previous capital gains fee paid in Year 2).

Alternative 2—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

•	Year 4: FMV of Investment B determined to be $35 million.

•	Year 5: Investment B sold for $20 million.

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None.

•

Year 2: $3.125 million Capital Gains Incentive Fee, calculated as follows: 12.5% multiplied by $25 million ($30 million realized capital gains on sale of Investment A less $5 million unrealized capital depreciation on Investment B).

•

Year 3: $875,000 Capital Gains Incentive Fee, calculated as follows: $4 million cumulative fee (12.5% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million cumulative unrealized capital depreciation)) less $3.125 million (previous capital gains fee paid in Year 2).

•

Year 4: $375,000 capital gains incentive fee, calculated as follows: $4.375 million cumulative fee (12.5% multiplied by $35 million cumulative realized capital gains) less $4 million (previous cumulative capital gains fee paid in Year 2 and Year 3).

•

Year 5: None. $3.125 million cumulative fee (12.5% multiplied by $25 million ($35 million cumulative realized capital gains less $10 million realized capital losses)) less $4.375 million (previous cumulative capital gains fee paid in Years 2, 3 and 4).

Notes:

1.

The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is expressed as a rate of return as of the beginning and the end of the immediately preceding calendar quarter. Solely for purposes of these illustrative examples, it has been assumed that the Company has not incurred any leverage. However, the Company expects to use leverage to partially finance its investments.

2.	Represents 5.0% annualized Hurdle Rate.
3.	Represents 1.25% annualized Management Fee.
4.	Hypothetical other expenses. Excludes organizational and offering expenses.
5.

The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of approximately 12.5% on all of the Pre-Incentive Fee Net Investment Income as if a Hurdle Rate did not apply when the net investment income exceeds 1.43% in any calendar quarter.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator furnishes the Fund with office facilities (certain of which are located in buildings owned by a Brookfield affiliate), equipment and clerical, bookkeeping and recordkeeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that we are required to maintain and preparing reports to shareholders and reports filed with the SEC. In addition, the Administrator assists the Fund in determining and publishing the NAV, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to the Fund by others.

Payments under the Administration Agreement are equal to an amount that reimburses the Administrator for its costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement and providing personnel and facilities, including the allocable portion of personnel. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expenses” for additional information regarding our expenses. Additionally, we will bear all of the costs and expenses of any sub-administration agreements that the Administrator enters into.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. We may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate within the meaning of the Investment Company Act and related SEC guidance and interpretations in the event of its assignment.

Each of the Investment Advisory Agreement and the Administration Agreement provide for limitation of liability and indemnification, as further set out below.

The Adviser will not assume any responsibility to the Fund other than to render the services described in, and on the terms of, the Investment Advisory Agreement and will not be responsible for any action of the Board of Trustees in declining to follow the advice or recommendations of the Adviser. Under the terms of the Investment Advisory Agreement, the Adviser (and its members (and their partners or members, including the owners of their partners or members), managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it) (collectively, the “Adviser Indemnified Parties”) will not be liable to the Fund for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund (except to the extent specified in the Investment Company Act). Absent willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under the Investment Advisory Agreement, the Fund will provide indemnification from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by those described above in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Administrator’s duties or by reason of the reckless disregard of the Administrator’s duties and obligations under the Administration Agreement, the Administrator (and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with the Administrator, including without limitation the Adviser and any person affiliated with its members or the Adviser, to the extent they are providing services for or otherwise acting on behalf of the Administrator, the Adviser or the Fund) (collectively, the “Administrator Indemnified Parties” and, together with the Adviser Indemnified Parties, the “Indemnified Parties”) will not be liable to the Fund for any action taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under the Administration Agreement or otherwise as administrator for the Fund, and the Fund will indemnify, defend and protect the Administrator Indemnified Parties and hold them harmless from and against all damages, liabilities, fees, penalties, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its shareholders) arising out of or otherwise based upon the performance of any of the Administrator’s duties or obligations under the Administration Agreement or otherwise as administrator for the Fund.

We will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

Payment of Our Expenses Under the Investment Advisory and Administration Agreements

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1. investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement;

2. the Fund’s allocable portion of compensation, overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; and (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and

3. all other expenses of the Fund’s operations and transactions, including those listed under “—Expenses” below.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Board Approval of the Investment Advisory Agreement

Our Board, including our independent Trustees, approved the Investment Advisory Agreement at a meeting held on December 17, 2021. In reaching a decision to approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, extent and quality of the services to be provided under the Investment Advisory Agreement;

•	the Adviser’s investment capabilities;

•	the competitiveness of the advisory fee;

•	the costs of services to be provided and profits to be realized under the Investment Advisory Agreement to the Adviser;

•	the extent to which economies of scale would be realized to the extent we grow;

•	whether the fee arrangements reflect any potential economies of scale; and

•	information concerning expected portfolio transaction allocations and portfolio turnover.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders.

On April 20, 2022, we entered into an amended and restated investment advisory agreement (the “Restated Advisory Agreement”) with the Adviser. After reviewing the proposed Restated Advisory Agreement and considering appropriate factors, including that the investment advisory fees did not change and that the information provided at the meeting held on December 17, 2021 had not changed in any material respect in the intervening period, the Board, including a majority of the independent Trustees, approved the Restated Advisory Agreement at a meeting held on April 20, 2022.

Expenses

All Investment Professionals of the Adviser who provide investment advisory services to the Fund are compensated by the Adviser. Under the Administration Agreement, the Administrator provides the Fund with certain administrative services. In full consideration of the provision of services of the Administrator, we reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities under the Administration Agreement, as described below.

All personnel of the Adviser, when and to the extent engaged in providing investment advisory services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser and not by the Fund. We bear all other costs and expenses of our organization, operations, administration and transactions, including (without limitation) fees and expenses relating to:

1)

all costs, fees, expenses and liabilities incurred in connection with the formation and organization of the Fund and the offering and sale of the Common Shares, including expenses of registering or qualifying securities held by the Fund for sale and blue sky filing fees, costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fees;

2)

diligence and monitoring of the Fund’s financial, regulatory and legal affairs, and, if necessary, enforcing rights in respect of investments (to the extent an investment opportunity is being considered for the Fund and any other funds or accounts managed by the Adviser or its affiliates, the Adviser’s out-of-pocket expenses related to the due diligence for such investment will be shared with such other funds and accounts pro rata based on the anticipated allocation of such investment opportunity between the Fund and the other funds and accounts);

3)	the cost of calculating the Fund’s NAV (including the cost of any third-party valuation firms);

4)	the cost of effecting sales and repurchases of the Common Shares and other securities;

5)	Management and Incentive Fees payable pursuant to the Investment Advisory Agreement;

6)	fees and expenses payable under any distribution manager and selected intermediary agreements, if any;

7)	costs and expenses of any sub-administration agreements entered into by the Administrator;

8)	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);

9)

retainer, finder’s, placement, adviser, consultant, custodian, sub-custodian, depository (including a depositary appointed pursuant to directive 2011/61/EU of the European Parliament and of the Council dated June 8, 2011 on Alternative Investment Fund Managers, together with Commission Delegated Regulation (EU) No 231/2013 supplementing Directive 2011/61/EU, as well as any similar or supplementary law, rule or regulation including any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union, or subordinate legislation thereto, as implemented in any relevant jurisdiction (together, the “AIFM Directive”) or pursuant to any national private placement regime in any jurisdiction, a Swiss representative and paying agent appointed pursuant to the Swiss representative and paying agent appointed pursuant to the Swiss Collective Investment Schemes Act and the implementation thereof), transfer agent, trustee, disbursal, brokerage, registration, legal and other similar fees, commissions and expenses attributable to making or holding investments;

10)

the reporting, filing and other compliance requirements (including expenses associated with the initial registrations, filings and compliance) contemplated by the AIFM Directive or any national private placement regime in any jurisdiction (including any reporting required in connection with Annex IV of the AIFM Directive);

11)	fees and expenses associated with marketing efforts (including travel and attendance at investment conferences and similar events);

12)	allocable out-of-pocket costs incurred in providing managerial assistance to those portfolio companies that request it;

13)	fees, interest and other costs payable on or in connection with any indebtedness;

14)	federal and state registration fees and other governmental charges;

15)	any exchange listing fees;

16)	federal, state and local taxes;

17)	independent Trustee’s fees and expenses;

18)	brokerage commissions;

19)	costs of proxy statements, shareholders’ reports and notices and any other regulatory reporting expenses;

20)	costs of preparing government filings, including periodic and current reports with the SEC;

21)	fidelity bond, liability insurance and other insurance premiums;

22)	printing, mailing, independent accountants and outside legal costs;

23)	costs of winding up and liquidation;

24)	litigation, indemnification and other extraordinary or non-recurring expenses;

25)	dues, fees and charges of any trade association of which the Fund is a member;

26)

research and software expenses, quotation equipment and services and other expenses incurred in connection with data services, including subscription costs, providing real-time price feeds, real-time news feeds, securities and company information, and company fundamental data attributable to such investments;

27)	costs and expenses relating to investor reporting and communications;

28)

costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, FINRA, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the Investment Company Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

29)

all other out-of-pocket expenses, fees and liabilities that are incurred by the Fund or by the Adviser on behalf of the Fund or that arise out of the operation and activities of the Fund, including expenses related to organizing and maintaining persons through or in which investments may be made and the allocable portion of any Adviser costs, including personnel, incurred in connection therewith;

30)

accounting expenses, including expenses associated with the preparation of the financial statements and tax information reporting returns of the Fund and the filing of various tax withholding forms and treaty forms by the Fund;

31)	the allocable portion of the compensation of the Fund’s Chief Financial Officer and Chief Compliance Officer and their respective staffs; and

32)

all other expenses incurred by the Administrator, an affiliate of the Administrator or the Fund in connection with administering the Fund’s business, including payments under the Administration Agreement to the Administrator or such affiliate in an amount equal to the Fund’s allocable portion of overhead and other expenses incurred by the Administrator or such affiliate in performing its obligations and services under the Administration Agreement, such as rent and the Fund’s allocable portion of the cost of personnel attributable to performing such obligations and services, including, but not limited to, marketing, legal and other services performed by the Administrator or such affiliate for the Fund.

We bear our allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of our officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to us (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Fund. We will reimburse the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to our business and affairs and in acting on our behalf).

With respect to (1) above, the Adviser has advanced all of our organization and offering expenses on our behalf through the Escrow Break Date. Unless the Adviser elects to cover such expenses pursuant to the Expense Support Agreement we have entered into with the Adviser, we are obligated to reimburse the Adviser for such advanced expenses as of the Escrow Break Date. See “—Expense Support Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.

Expense Support Agreement

We have entered into the Expense Support Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund will be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Fund’s obligation to make a Reimbursement Payment will automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

As of September 30, 2022, the Adviser had advanced $1.6 million to the Fund under the Expense Support Agreement.

Compliance with the Omnibus Guidelines Published by NASAA

Net Worth of Sponsors

The North American Securities Administrators Association (the “NASAA”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Prohibited Activities

Our activities are subject to compliance with the Investment Company Act. In addition, for purposes of the Omnibus Guidelines, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•

We may not purchase or lease assets in which a Trustee, the Adviser or any of its affiliates has an interest unless (i) the transaction occurred on or prior to February 3, 2022 (the commencement of this offering), we disclosed the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•

A Trustee, the Adviser or any of its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•

We may not lease assets to a Trustee, the Adviser or any of its affiliates unless the transaction occurred on or prior to February 3, 2022 (the commencement of this offering), we disclosed the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•

We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•

We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser and its affiliates may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.

Rebates, Kickbacks and Reciprocal Arrangements

Our Declaration of Trust also prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or provisions of the Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Advisory Agreement.

Commingling

Except in respect of certain investments in general partnerships and/or joint ventures meeting requirements set out in the Omnibus Guidelines, the Adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST

General

The Adviser and its affiliates currently manage and may in the future manage a large number of other funds and accounts, including OCSL and the other Related Private Credit Funds (as defined below) that invest in, and in some cases, have priority ahead of us with respect to, securities, obligations or other investments eligible for purchase by the Fund. This situation presents the potential for conflicts of interest. Though Oaktree will seek to manage such potential conflicts of interest in good faith, there may be situations in which our interests with respect to a particular investment or other matter conflict with the interests of one or more Other Oaktree Funds, the Adviser or one or more of their respective affiliates. For example, such conflicts may arise in situations where an Other Oaktree Fund has invested in the securities of an issuer, but due to changed circumstances or otherwise, the investment opportunities with respect to such issuer subsequently fall within our investment focus or where we make an investment in the same portfolio issuer in which an Other Oaktree Fund has an investment, including at a different level of such portfolio issuer’s capital structure (or vice versa). Such changed circumstances might include, among others: a fall in the prices of the securities of the issuer to stressed levels or a rise in the prices of such securities from distressed levels; workouts or other restructurings relating to an issuer’s capital structure; a decline in the issuer’s business or financial condition; consideration by the issuer of strategic alternatives or other fundamental changes; or other factors, including macro factors, that alter the yield profile of an investment. On any matter involving a conflict of interest, Oaktree will be guided by its fiduciary duties to the Fund as well as to the Other Oaktree Funds and will manage such conflict in good faith and seek to ensure that our interests and all affected Other Oaktree Funds are represented. However, if Oaktree determines it is necessary or appropriate (in its discretion) to resolve or mitigate such potential or actual conflict, the Adviser reserves the right to cause the Fund to take such steps as Oaktree deems necessary or appropriate, even if (subject to applicable law) such steps would require the Fund to, among other things, (a) forego an investment opportunity or divest an investment that, in the absence of such potential or actual conflict, we would have made or continued to hold or (b) otherwise take action that may have the effect of benefitting an Other Oaktree Fund (or the Adviser or any of its affiliates) and, therefore, may not have been in the best interests of the Fund or our shareholders. See “Risk Factors—Risks Relating to Conflicts of Interest—There may be conflicts of interest related to obligations that the Adviser’s senior management and investment team have to Other Oaktree Funds.”

Performance Based Compensation and Management Fees

The existence of the incentive fees payable to the Adviser may create a greater incentive for the Adviser to make more speculative investments on behalf of the Fund, or to time the purchase or sale of investments in a manner motivated by the personal interests of Adviser and/or other Oaktree personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Adviser to make more speculative investments or otherwise time the purchase or sale of investments.

In addition, the manner in which the Adviser’s entitlement to incentive fees is determined may result in a conflict between its interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Adviser’s entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

Other Strategic Income Investments and Business Development Companies

The Adviser currently manages OCSL, which focuses on providing companies with flexible financing solutions, including first and second lien loans, unsecured and mezzanine loans and preferred equity, as well as generating capital appreciation and income through secondary investments at discounts to par in either private or syndicated transactions. Armen Panossian, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Trustees, is responsible for overseeing the investment team that manages each of the Fund and OCSL.

Investment opportunities offered to the Fund, OCSL and the Other Oaktree Funds that require the use of Exemptive Relief will be allocated in accordance with the terms of the Exemptive Relief. For investment opportunities to which the Exemptive Relief does not apply, Oaktree will determine, in its discretion and in good faith, how any investment of the Fund or its separate funds and accounts will be allocated, as described under “—Allocations of Investment Opportunities” below.

The Fund’s executive officers, certain Trustees and certain members of Oaktree, serve or may serve as officers, directors or principals of OCSL. There may be certain investment opportunities that satisfy the investment criteria for OCSL and the Fund. OCSL operates as a distinct and separate public BDC; any investment in the Common Shares will not be an investment in OCSL. In addition, all of the Fund’s executive officers serve in substantially similar capacities for OCSL. Accordingly, they may have obligations to investors in OCSL, the fulfillment of which might not be in the best interests of the Fund or its shareholders. For example, the personnel of Oaktree may face conflicts of interest in the allocation of investment opportunities to the Fund and OCSL. To the extent an investment opportunity is appropriate for the Fund, OCSL or any other investment fund or account managed or sub-advised by Oaktree, Oaktree will adhere to its investment allocation guidelines discussed below in order to determine a fair and equitable allocation.

Allocation of Investment Opportunities

We may share in investment opportunities presented to one or more of the Other Oaktree Funds to the extent that Oaktree determines in good faith that any such allocation would be prudent or equitable based on the Investment Allocation Considerations (as defined below), including after taking into account any priority co-investment rights or other co-investment allocations with respect to deals sourced by the investment teams of the Fund and/or any Other Oaktree Funds. Likewise, one or more Other Oaktree Funds whose governing documents permit may share in investment opportunities presented to the Fund to the extent that Oaktree determines in good faith that any such allocation would be prudent or equitable based on the Investment Allocation Considerations. Though Oaktree will seek to manage potential conflicts arising out of the potentially overlapping investment objectives of the Fund and certain Other Oaktree Funds, there can be no assurance in the case of overlapping investment opportunities that the return on our investment will be equivalent to or better than the returns obtained by any Other Oaktree Fund participating in such investments. The decision by Oaktree to allocate an opportunity to an Other Oaktree Fund or to provide for any co-investment along such Other Oaktree Fund (in accordance with the Exemptive Relief if applicable) could cause the Fund to forego an investment opportunity it otherwise would have made.

As a general matter, as between the Fund and an Other Oaktree Fund with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period, if applicable). Each of the foregoing allocations for both investments and sales may be overridden if Oaktree in good faith deems a different allocation to be prudent or equitable in light of the Investment Allocation Considerations. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for additional information regarding the Investment Allocation Considerations. In some cases, Oaktree’s observation and application of the Investment Allocation Considerations may affect adversely the price paid or received by the Fund, or the size of the position purchased or sold by the Fund.

The classification of an investment opportunity as appropriate or inappropriate for the Fund or any of the Other Oaktree Funds will be made by Oaktree in good faith, at the time of purchase and will be binding on investors. This determination frequently will be subjective in nature. Consequently, an investment that Oaktree determined was appropriate (or more appropriate) for the Fund (or that Oaktree determined was appropriate (or more appropriate) for any of the Other Oaktree Funds) may ultimately prove to have been more appropriate for one of the Other Oaktree Funds (or for the Fund). Furthermore, the decision as to whether the Fund or any of the Other Oaktree Funds should make a particular follow-on investment, or whether the follow-on investment will be shared in the same proportion as the original investment, may differ from the decision regarding the initial purchase due to a changed determination on this issue by Oaktree, and investments made by the Fund towards the end of any investment period (if applicable) may be structured so that one or more Other Oaktree Funds can make an anticipated follow-on investment on certain prearranged terms and conditions, including price (which may be based on cost of the original investment). Where potential overlaps with any of the Other Oaktree Funds do exist, such opportunities will be allocated by Oaktree, in good faith, after taking into consideration the investment focus of each affected fund or account and the Investment Allocation Considerations. The Fund will not purchase any investments from, or sell any investments to, any of the Other Oaktree Funds.

Fund Co-Investment Opportunities

As a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Oaktree Funds. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the Investment Company Act and any applicable co-investment order issued by the SEC, the Fund may co-invest with Other Oaktree Funds (including co-investment or other vehicles in which Oaktree or its personnel invest and that co-invest with such Other Oaktree Funds) in investments that are suitable for the Fund and one or more of such Other Oaktree Funds. Even if the Fund and any such Other Oaktree Funds and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. The Adviser has received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or BDC’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order.

Investments in Portfolio Companies Alongside Other Oaktree Funds

From time to time, the Fund will co-invest with Other Oaktree Funds (including co-investment or other vehicles in which Oaktree or its personnel invest and that co-invest with such Other Oaktree Funds) in investments that are suitable for both the Fund and such Other Oaktree Funds, as permitted by applicable law and/or any applicable SEC-granted order. Even if the Fund and any such Other Oaktree Funds invest in the same securities or loans, conflicts of interest may still arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Fund and such other funds and vehicles may not be the same. Additionally, the Fund and such Other Oaktree Funds and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and the Adviser, as a result, may have conflicting goals with respect to the price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Fund and/or such Other Oaktree Funds may dispose of any such shared investment at different times and on different terms.

Investments in Different Parts of the Capital Structure

The Adviser anticipates that the Fund may make investments in companies in which an Other Oaktree Fund holds an investment in a different class of such company’s debt or equity, to the extent not prohibited by the

Investment Company Act. In such circumstances, Oaktree may have conflicting interests between its duties to the Fund and such Other Oaktree Fund. Generally speaking, Oaktree expects that the Fund will make investments that potentially conflict with the interests of an Other Oaktree Fund only when, at the time of investment by the Fund, Oaktree believes that (a) such investment is in the best interests of the Fund and (b)(i) the possibility of actual adversity between the Fund and the Other Oaktree Fund is remote, (ii) either the potential investment by the Fund or the investment of such Other Oaktree Fund is not large enough to control any actions taken by the collective holders of securities of such company or asset or (iii) in light of the particular circumstances, Oaktree believes that such investment is appropriate for the Fund, notwithstanding the potential for conflict.

In those circumstances where the Fund and an Other Oaktree Fund hold investments in different classes of a company’s debt or equity, Oaktree may also, to the fullest extent permitted by applicable law, take steps to reduce the potential for adversity between the Fund and the Other Oaktree Fund, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as (A) remaining passive in a restructuring, foreclosure, refinancing or similar situations (including electing not to vote or voting pro rata with other security holders), (B) investing in the same or similar classes of securities as the Other Oaktree Fund in order to align their interests, (C) divesting investments or (D) otherwise taking an action designed to reduce adversity. Any such step could have the effect of benefiting an Other Oaktree Fund (or Oaktree) and, therefore, may not have been in the best interests of, and may have been adverse to, the Fund. A similar standard generally will apply if any Other Oaktree Fund makes an investment in a company or asset in which the Fund holds an investment in a different class of such company’s debt or equity securities or asset.

Investments Where Other Oaktree Funds Hold Related Investments

Other Oaktree Funds hold a number of existing credit investments and may in the future make further such investments. Subject to the limitations of the Investment Company Act, the Fund may make investments either in those same assets or in related assets. In addition, subject to the limitations of the Investment Company Act, the Adviser anticipates that the Fund may make investments in entities or assets in which an Other Oaktree Fund holds an investment in a different class of the debt or equity securities of such entities or such assets. In the foregoing circumstances, the Adviser could have conflicting loyalties between its duties to the Fund and such Other Oaktree Fund. For example, if the Fund controls or has a significant influence over a company in which an Other Oaktree Fund holds equity in a different tranche of the company, Oaktree could have conflicting loyalties in directing the actions of the company if the interests of the Fund and the Other Oaktree Fund diverge. Likewise, if an Other Oaktree Fund controls or has a significant influence over a company with respect to a company in which the Fund holds equity in a different tranche of the company, the Other Oaktree Fund may direct the company to take certain actions that may not be in the best interests of the Fund. Generally speaking, the Adviser expects that the Fund will make investments that potentially conflict with the interests of an Other Oaktree Fund only as described under “Investments in Different Parts of the Capital Structure” above.

Buying and Selling Investments or Assets from Certain Related Parties.

Subject to the limitations of the Investment Company Act, the Fund and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Fund, portfolio companies of Other Oaktree Funds or their respective related parties. Purchases and sales of investments or assets between the Fund or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Fund, portfolio companies of Other Oaktree Funds or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as Oaktree may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Oaktree may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Fund to a shareholder, other portfolio companies of the Fund, portfolio company of Other Oaktree Funds or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Oaktree Funds or any of their respective related parties. The Adviser will not be required to solicit third party bids or obtain a third party valuation prior to causing the Fund or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Fund, portfolio company of Other Oaktree Funds or any of their respective related parties as provided above.

Oaktree-Related Securitizations and Other Oaktree Activities

The Fund may invest through secondary market transactions in (a) CLOs for which Oaktree or its affiliate serves as collateral manager, (b) securitizations originated or sponsored by Oaktree or Other Oaktree Funds and (c) any other securitizations in which Oaktree or Other Oaktree Funds may be involved or hold interests (including any refinancings thereof) (clauses (a) through (c) collectively, “Oaktree-Related Securitizations”). However, neither Oaktree nor any Other Oaktree Funds will own 25% or more of the equity interests of the Oaktree-Related Securitizations. The Fund may also invest in other securitizations managed by non-affiliated third parties and asset-backed securities of non-affiliates (collectively with Oaktree-Related Securitizations, “Securitizations”).

Subject to applicable law, the Fund’s investments in Securitizations may be made alongside Other Oaktree Funds at the same or different times and/or on different terms than Other Oaktree Funds. Other Oaktree Funds may be sponsoring such Securitizations and retaining an interest in the equity and/or debt tranches thereof or participating separately as purchasers (like the Fund) in such Securitizations. Oaktree may receive fees or other benefits as collateral manager, sponsor or other party in an Oaktree-Related Securitization or as manager or advisor of Other Oaktree Funds participating in such Oaktree-Related Securitization.

The Fund may invest in the same or different tranches of the same Securitization as Other Oaktree Funds or otherwise at different levels of the capital structure. In such circumstances, the Fund and Other Oaktree Funds may have conflicting interests. Generally speaking, Oaktree expects that the Fund will make investments that potentially conflict with the interests of an Other Oaktree Fund only when, at the time of investment by the Fund, Oaktree believes that (a) such investment is in the best interests of the Fund and (b)(i) the possibility of actual adversity between the Fund and the Other Oaktree Fund is remote, or (ii) in light of the particular circumstances, Oaktree believes that such investment is appropriate for the Fund, notwithstanding the potential for conflict. Investments by the Fund and Other Oaktree Funds in the same or different tranches may be potentially adverse to each other’s interests. On any matter involving a conflict of interest, Oaktree will be guided by its fiduciary duties to the Fund as well as its fiduciary duties to the Other Oaktree Funds, as applicable, which may include conflicting fiduciary duties in its capacity as collateral manager, sponsor or collateral manager of an Oaktree-Related Securitization. In each case, Oaktree will seek to act for the Fund in the Fund’s best interest while acting for Other Oaktree Funds in such Other Oaktree Funds’ best interests, even where these respective best interests conflict. An investment by the Fund may be a minority investment and/or may be in a non-controlling tranche of interests. An Other Oaktree Fund may control the tranche in which the Fund invests or may hold interests in a different tranche that controls decisions for the entire Securitization; in such case, decisions made for such Other Oaktree Fund in such Other Oaktree Fund’s best interest may be directly adverse to the Fund’s best interest (including decisions that result in forced redemptions or refinancings, amendments to Securitization terms, rights to direct remedies and other actions or determinations). Accordingly, subject to applicable law, Oaktree may take action, give direction or vote on behalf of the Fund in a manner that is consistent, different or opposite from the action, direction or vote it may take in connection with the investments in the same or different tranches of the same Securitization by Other Oaktree Funds. Moreover, the same investment team, and potentially the same Investment Professional, may be responsible for directing such votes on behalf of the Fund and Other Oaktree Funds.

If, during any period in which any Fund assets are held in an Oaktree-Managed CLO, the Fund pays or bears any fee payable to Oaktree in respect of any such Oaktree-Managed CLO (an “Oaktree-Managed CLO Fee”), then, during such period either (a) the Fund’s share of such fee will reduce on a dollar-for-dollar basis the Management Fee (but not below zero) or (b) the basis against which the Management Fee is charged will be deemed to exclude the portion attributable to such Oaktree-Managed CLO. The choice between (a) and (b) will be made in Oaktree’s sole discretion. Oaktree will determine in its reasonable discretion whether any tranche(s) of any such Oaktree-Managed CLO held as part of the assets of the Fund, and, therefore, whether the Fund (through such investment), bears any such Oaktree-Managed CLO Fee.

Oaktree may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities by virtue of Oaktree’s activities for Other Oaktree Funds, and such restrictions may result in the Fund being unable to take certain actions in its own best interest (which may include not being able to initiate a transaction that it otherwise might have initiated and not being able to sell an investment that it otherwise might have sold). Additionally, Oaktree may in some instances seek to avoid the receipt of material, non-public information about the issuers of loans and other investments (including from the issuer itself), and Oaktree’s decision not to receive such material, non-public information may disadvantage a Securitization vehicle in which the Fund invests. The Fund will be subject to these risks without receiving any benefit from the activities of Oaktree or Other Oaktree Funds giving rise to these restrictions. The Fund will generally be excluded from voting to remove and replace Oaktree entities as collateral manager, servicer or other parties in certain Oaktree-Related Securitizations.

In addition, while investments made by the Fund in Oaktree-Managed CLOs will provide for a reduction in Management Fees otherwise payable by the Fund to the extent the Fund pays or bears fees payable to Oaktree in respect of a collateral manager or sponsor role for any Oaktree-Managed CLO, there will not be any offset for any fees or other compensation payable to Oaktree or any Other Oaktree Fund associated with securitizations originated or sponsored by Other Oaktree Funds, including any fees or other benefits Other Oaktree Funds may directly or indirectly receive from any affiliates acting as a servicer in such securitizations. Accordingly, Oaktree may receive greater total fees, carried interest and other compensation as a result of the Fund investing in such Oaktree-Related Securitizations than Oaktree would receive if the Fund invested in other investment products not affiliated with Oaktree or any Other Oaktree Fund (including, where Oaktree does not receive fees or compensation from any such an Oaktree-Related Securitization itself, by receiving greater fees, carry or other compensation from an Other Oaktree Fund that has originated or is otherwise involved with such securitization).

SPAC Investments

The Fund, Other Oaktree Funds and/or Oaktree may acquire, along with one or more affiliates, employees of Oaktree and other persons and entities, an interest in one or more entities (each, a “SPAC Sponsor”) formed for the primary purpose of forming, marketing, sponsoring, controlling and/or managing a SPAC, and/or may acquire an interest in one or more SPACs. Any investment by the Fund in a SPAC will not be counted as an Eligible Portfolio Company for purposes of our compliance with the requirement that 70% of our assets be Qualifying Assets. The Fund and/or Other Oaktree Funds may also directly invest in a company alongside a SPAC. Oaktree and its personnel are also permitted to act in other capacities (including as director, founder or manager) for a SPAC and to receive compensation (including in the form of management fees, performance-based compensation, “founder’s shares” or similar interests (as described below)) relating thereto.

The Fund’s, an Other Oaktree Fund’s and/or Oaktree’s (as applicable) interests in a SPAC Sponsor may include ownership of “founder’s shares,” warrants and/or other interests of a SPAC through that SPAC Sponsor. The Fund’s, an Other Oaktree Fund’s and/or Oaktree’s (as applicable) ownership percentage of such warrants, “founder’s shares” and/or other interests of a SPAC may be less than the proportional amount of capital invested in such SPAC Sponsor by the Fund, an Other Oaktree Fund or Oaktree (as applicable) because some portion of such warrants, “founder’s shares” and/or other interests of a SPAC may be allocated to employees of Oaktree, the SPAC Sponsor and/or the SPAC and/or to other persons or entities. A person or entity may receive interests in a SPAC Sponsor without making a capital contribution or payment to such SPAC Sponsor.

A SPAC Sponsor may be controlled by the Fund, Oaktree and/or employees of Oaktree. However, such persons may also invest in a SPAC Sponsor without gaining control. Each SPAC Sponsor will seek to form, sponsor, manage and control a SPAC. Each SPAC will register its shares with the SEC in an initial public offering and use the funds raised in such offering to effect a business combination and operate thereafter as a public company. In connection with such transaction, a SPAC Sponsor will reimburse Oaktree, the Fund and its/their affiliates (as applicable) for all or a portion of any fees, costs and expenses incurred in connection with the formation and organization of any SPAC and/or such SPAC Sponsor, including any fees, costs and expenses incurred in connection with a SPAC that fails to have an initial public offering. Because of the priority of reimbursement, the Fund may bear a disproportionate amount of such expenses in certain circumstances. In addition to such expenses incurred in connection with a SPAC (including the costs of organizing and offering a SPAC), the Fund may also bear the amount and dilutive effect of any “founder’s shares” or similar interests (as described above) that are not held directly or indirectly by the Fund.

The terms of any acquisition of interests in a SPAC and/or a SPAC Sponsor are generally expected to be calculated shortly before the initial public offering of, and/or business combination involving, such SPAC. Following the initial public offering and/or business combination, the trading price of a SPAC’s securities may materially increase or decrease, and none of Oaktree, the Fund, the General Partner, any SPAC Sponsor or any of their respective affiliates will be able to control or predict the movement of such price. A SPAC’s underlying target for the business combination will, as required by applicable securities laws, be unknown at the time of the initial public offering. A SPAC Sponsor will have the incentive to find a target company if a SPAC has a successful initial public offering. A SPAC Sponsor and its affiliates (including the Fund, an Other Oaktree Fund and/or Oaktree) may present to any SPAC any investment opportunities deemed appropriate by a SPAC Sponsor or any of its affiliates in their sole discretion, including investment opportunities that may otherwise be appropriate for the Fund, although it is expected that a SPAC generally will seek investment opportunities requiring larger equity investments compared to investment opportunities that the Fund will typically pursue on its own. Allocating an investment opportunity to a SPAC instead of the Fund would result in the Fund losing an investment opportunity to such SPAC and could have an adverse effect on the Fund. In addition, a SPAC affiliated with Oaktree may seek to acquire a portfolio company of the Fund which could have an adverse effect on the Fund.

In the event that a SPAC does not complete a business combination within the post-offering period set forth in its governing documents, the proceeds raised in the offering and held in trust are to be returned to the public shareholders. There can be no assurance or guarantee that any SPAC will be able to acquire an interest in any entity or consummate an investment and, in such case, the SPAC Sponsor (and, indirectly, the Fund and/or an Other Oaktree Fund (if applicable)) is not expected to receive a return of all amounts paid in connection with such SPAC. If, following a SPAC’s initial public offering, the funds held in a SPAC’s trust account are insufficient to allow it to operate until it consummates its initial business combination, a SPAC will depend on loans from a SPAC Sponsor and/or its management team (which management team may include employees of Oaktree or its affiliates) and/or other persons or entities to fund its search for a business combination, to pay income taxes, if any, and to complete its initial business combination. If a SPAC Sponsor loans such amounts to a SPAC, the Fund may bear a significant amount of any such loan and any related expenses. If such SPAC is unable to complete its initial business combination within a stipulated time period, it will be forced to cease operations and liquidate, and any loans it received (including indirectly from the Fund) will not be repaid.

Related Funds and Accounts

Oaktree or its affiliates may organize funds and may manage accounts with objectives substantially similar to those of the Fund. For example, within Oaktree’s Private Credit strategy, Oaktree currently manages and will continue to raise additional separately managed accounts, private commingled funds and private or public BDCs. Each of these BDCs, funds and accounts may have a substantially similar investment focus as the Fund, although some may invest a larger percentage, as compared to the Fund, of its total assets or total capital commitments, whichever is greater, in any one issuer or consolidated issuer group, some may not originate loans to U.S. borrowers, and some will not invest in any investment that is categorized as a Level III asset under GAAP at the time of acquisition. Oaktree may also form parallel funds alongside any of such funds and accounts and may raise other funds and accounts within the Private Credit strategy in the future. All of such funds and accounts, whether now existing or subsequently created, are referred to collectively as the “Related Private Credit Funds.”

Any such related entities or separate accounts may invest in securities or other investments eligible for purchase by the Fund, and the allocation of investments between the Fund and such funds and accounts will generally be pro rata based on the Oaktree’s reasonable assessment of the amounts available for investment by each fund and account as described above, including, to the extent applicable, the Exemptive Relief.

Oaktree Life Sciences Strategy

Oaktree is also establishing a Life Sciences Lending strategy as a series of separately managed accounts or “funds-of-one” and commingled vehicles (collectively, the “Life Sciences Funds and Accounts”) to invest in private lending opportunities in the life sciences sector, with a particular focus on the biopharma and medical devices/equipment sub-sectors. The Life Sciences Funds and Accounts may have objectives overlapping with those of the Fund.

Other Oaktree Funds and Other Oaktree-Managed Investment Strategies

Oaktree or its affiliates, including the Adviser, currently manage or may in the future manage a large number of Other Oaktree Funds and other investment strategies. In addition to the Related Private Credit Funds, the Other Oaktree Funds currently include:

•	the “Distressed Debt Funds,” which are organized to invest in debt or other obligations of distressed companies and other “stressed” companies;

•	the “High Yield Bond Funds and Accounts,” which are organized to invest in high yield fixed income securities and/or debt;

•	“Multi-Strategy Fund and Accounts,” which are organized to invest in a diversified portfolio of global investments across Oaktree’s liquid and less liquid credit platform;

•	the “European Principal Funds,” which are organized primarily to make control and significant influence investments outside the United States, primarily in Europe;

•	the “European Capital Solutions Funds,” which are organized to provide debt financing solutions primarily for European companies in sectors where bank financing is scarce;

•

the “Power Opportunities Funds,” which are organized to make control and significant influence investments primarily in companies in the power industry and related areas that focus largely on providing equipment, software and services used in the marketing, distribution, transmission, trading or consumption of power and similar services; but which can also invest in securities that fall into the “distressed” category;

•

the “Infrastructure Funds,” which are organized to make investments in infrastructure opportunities, focused primarily on the energy, transportation and environmental services sectors in North America;

•

the “Special Situations Funds,” which are organized primarily to obtain control or significant influence over companies that are believed to be undervalued, with a bias for investments which are distressed in nature;

•

the “Emerging Markets Equity Funds and Accounts,” which are organized to focus primarily on publicly traded securities in emerging markets worldwide and in developed markets in Asia and the Pacific region;

•	the “Emerging Markets Opportunities Funds and Accounts,” which are organized to invest opportunistically in stressed, distressed and other value oriented investments in the emerging markets;

•

the “Emerging Markets Debt Total Return Fund and Accounts,” which are organized to invest on a global basis in emerging market instruments that offer the potential for substantial total return, with a focus on credit oriented investments that Oaktree believes have a low likelihood of default;

•

the “Real Estate Opportunities Funds,” which are organized to invest in real estate, real estate related debt and corporate securities, distressed mortgages and properties and other real estate related investments;

•	the “Real Estate Debt Funds and Accounts,” which are organized to invest in performing real-estate related debt, including commercial mortgage-backed securities;

•

the “Real Estate Income Funds and Accounts,” which are organized primarily to invest in the equity of well-located, high-quality commercial real estate that generates strong current cash flows and offers the potential for appreciation through moderate leasing and repositioning strategies;

•	the “Mezzanine Funds and Accounts,” which are organized to invest primarily in mezzanine debt and equity investments, as well as in second lien and senior secured bank loans;

•

the “SBIC Funds” which pursue an investment strategy similar to that of the Mezzanine Funds, but with a focus on investments in companies that qualify as “small businesses” as defined by the Small Business Administration;

•	the “Middle-Market Direct Lending Funds,” which are organized primarily to invest in directly originated senior secured first lien and unitranche loans to middle-market companies in North America;

•	the “Middle Market Senior Loan Fund,” which is organized to invest primarily in middle market senior loans on a leveraged basis;

•	the “Value Equity Fund,” which is organized to invest with a long bias on an unleveraged basis in a concentrated portfolio of stressed, post-reorganization and value equities in developed markets;

•

the “Value Opportunities Fund,” which is organized primarily to invest in readily tradable distressed debt securities, distressed debt and other value-oriented investments, but which has the ability to make real estate related investments;

•

the “Global Credit Fund and Accounts,” which is organized to invest in a diversified portfolio of global investments across Oaktree’s liquid credit platform, including high yield bonds, senior loans, convertibles, real estate debt securities, structured credit and emerging markets debt;

•	the “Global Opportunities Funds,” which are organized to invest in opportunistic credit;

•	the “Senior Loan Funds and Accounts,” which are organized to invest primarily in bank loans and other senior debt obligations of companies;

•	the “Enhanced Income Funds,” which are organized primarily to make investment in bank loans and other senior debt obligations of companies on a leveraged basis;

•	the “Structured Credit Funds and Accounts,” which are organized to invest in the debt and equity tranches of collateralized loan obligations and other structured products;

•	the “Oaktree Absolute Return Income Fund,” which is organized primarily to provide total return through both income and capital preservation of liquid, low-duration fixed-income investments;

•

the “Convertible Funds and Accounts,” which are organized to invest in convertibles consisting of bonds, debentures, notes, preferred stock or other securities convertible or exchangeable into common stock or other equity securities; and

•	the “Life Sciences Funds and Accounts” (as described above).

Because the investment focus of certain of the Other Oaktree Funds and Oaktree’s (including the Adviser’s) other investment strategies overlap with the investment focus of the Fund, not all investment opportunities suitable for the Fund will be allocated to the Fund. Without limiting the foregoing, during the period in which any Other Oaktree Funds (and any co-investment fund or arrangements with co-investors formed, entered into or created to invest alongside such Other Oaktree Funds) and the Fund are still in their respective investment periods, Oaktree expects that investment opportunities that are the focus of any such Other Oaktree Funds that have been given priority rights in respect of such investments, and that fall within such priority rights, will generally be allocated to such Other Oaktree Funds (and any co-investment fund or arrangements with co-investors formed, entered into or created to invest alongside such Other Oaktree Funds), subject to the Investment Allocation Considerations and the other considerations discussed herein. Subject to the limitations of the Investment Company Act and the Exemptive Relief, as a result of such priority rights, the Fund may not be offered the opportunity to participate in investment opportunities appropriate for such Other Oaktree Funds (and any co-investment fund or arrangements with co-investors formed, entered into or created to invest alongside such Other Oaktree Funds) and/or participation by the Fund in such opportunities may be limited or curtailed to the extent required by the priority rights of such Other Oaktree Funds. In addition, there is no assurance that future developments will not create additional potential conflicts of interest. In the event that a situation arises in the future where the interests of the Fund with respect to a particular investment conflict with the interests of one or more Other Oaktree Funds or Oaktree-managed investment strategies, Oaktree will in its discretion and in good faith seek to manage such conflicts of interest in a manner consistent with the procedures described in this prospectus.

In some cases, even if an Other Oaktree Fund has investment objectives, programs or strategies that are similar to those of the Fund, Oaktree may give advice or take action with respect to the investments held by, and transactions of, such Other Oaktree Fund that may differ from the advice given or the timing or nature of any action taken with respect to the investments held by, and transactions of, the Fund for a variety of reasons including differences in fund structure, regulatory differences or differences in the stage of life of the Other Oaktree Fund.

Conflicts Relating to Acquisition of OCG by Brookfield

In 2019, Brookfield acquired a majority economic interest in OCG, an indirect controlling parent of Oaktree. Brookfield is a leading global alternative asset manager with over $750 billion in assets under management (inclusive of OCG). As discussed further below, Brookfield and Oaktree currently operate their respective investment businesses largely independently, with each remaining under its current brand and led by its existing management and investment teams, and Brookfield and Oaktree generally managing their investment operations independently of each other pursuant to an information barrier. So long as the information barrier remains in place, Brookfield, the funds and accounts managed by Brookfield (collectively, “Brookfield Accounts”), and their respective portfolio companies will not be treated as “affiliates” of Oaktree or the Fund for purposes of Oaktree’s identification and management of conflicts of interest (e.g., allocation of investment opportunities, transactions or services with the Fund and/or Other Oaktree Funds). If Brookfield or any of the Brookfield Accounts qualify as “affiliates” of Oaktree or the Fund within the meaning of the Omnibus Guidelines, then such affiliates will be subject to certain requirements contained therein.

There is (and in the future will continue to be) overlap in investment strategies and investments pursued by Oaktree and Brookfield. Nevertheless, Oaktree does not expect to coordinate or consult with Brookfield with respect to investment activities and/or decisions. Oaktree and Brookfield have agreed to post-closing governance terms under which Oaktree’s current management will maintain actual control and management of Oaktree as a registered investment adviser during an initial period of up to seven years following the transaction closing on September 30, 2019 (the “Transaction Closing”) or ending earlier if certain conditions are triggered. Such triggers include if: (a) Howard Marks and Bruce Karsh together cease to beneficially own at least 42% of the equity they owned immediately after the Transaction Closing (with certain charitable contributions of equity made between the signing and Transaction Closing treated as post-closing sales for purposes of this calculation) or (b) Howard Marks and Bruce Karsh both cease to be actively and substantially involved in Oaktree’s business. After such initial period, Brookfield will have the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chooses to do so.

In addition, Oaktree and Brookfield may determine to consult with each other on certain investments and opportunities on an ad hoc case-by-case basis in their discretion, which may lead each party to take different decisions than decisions made in the absence of such consultation; there can be no assurance that any such consultation will not have any adverse impacts on the Fund. Although this absence of coordination and consultation in general, and the information barrier described above, will in some respects serve to mitigate conflicts of interest between Oaktree and Brookfield, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are generally not expected to coordinate or consult with the other about investment activities and/or decisions made by the other, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, it is expected that Brookfield will pursue investment opportunities for Brookfield Accounts which are suitable for the Fund or Other Oaktree Funds, but which are not made available to the Fund or such Other Oaktree Funds.

Brookfield and the Fund may also compete for the same investment opportunities. Such competition may adversely impact the purchase price of investments. Brookfield will have no obligation to, and generally will not, share investment opportunities that may be suitable for the Fund with Oaktree, and Oaktree and the Fund will have no rights with respect to any such opportunities. In addition, Brookfield will not be restricted from forming or establishing new Brookfield Accounts, such as additional funds or successor funds, some of which may directly compete with the Fund for investment opportunities. Any such Brookfield fund or other Brookfield Account will be permitted to make investments of the type that are suitable for the Fund without the consent of the Fund or Oaktree.

Subject to the limitations of the Investment Company Act, the Fund and Brookfield Accounts may purchase investments from or sell investments to each other, as well as jointly pursue investments. In addition, from time to time Brookfield Accounts may hold interests in investments (or potential investments), or subsequently purchase (or sell) interests in investments held by the Fund. In such situations, Brookfield Accounts could benefit from the Fund’s activities. Conversely, the Fund could be adversely impacted by Brookfield’s activities or refrain from taking certain actions as a result of such activities, which may have an adverse impact on the Fund. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Brookfield will manage certain of Brookfield Accounts’ investments in particular issuers in a way that is different from the Fund’s investments in the same issuers (including, for example, by investing in different portions of the issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or buying or selling its interests at different times than the Fund), which could adversely impact the Fund’s interests.

Brookfield and its affiliates are also expected to take positions, give advice and provide recommendations that are different from, and potentially contrary to, those which are taken by, given or provided to the Fund, and are expected to hold interests that potentially are adverse to those held by the Fund. The Fund and any such Brookfield Account will have divergent interests, including the possibility that the interest of the Fund is subordinated to or otherwise adversely affected by virtue of such Brookfield Account’s involvement and actions related to the applicable investment, which could adversely impact the Fund’s interests. Brookfield will not have any obligation or other duty to make available for the benefit of the Fund or any Other Oaktree Fund any information regarding its activities, strategies and/or views.

Although Oaktree generally does not expect to coordinate or consult with Brookfield with respect to investment activities and/or decisions, Oaktree and Brookfield have consolidated certain personnel working in their separate sales teams to implement a new marketing firm focused on wealth management activities – Brookfield Oaktree Wealth Solutions LLC – which serves as the Fund’s U.S. Distribution Manager. Brookfield Oaktree Wealth Solutions LLC aims to simplify client engagement, remove the duplication of roles, improve resource efficiency, cost effectiveness and scale and eliminate confusion that can arise from having both firms conduct separate sales efforts to the same or overlapping clients.

Brookfield and Oaktree will be deemed to be affiliates of each other for purposes of certain laws and regulations, notwithstanding their operational independence and the existence of an information barrier between them, and it is anticipated that from time to time Brookfield Accounts and the Fund or Other Oaktree Funds will have positions (which in some cases will be significant) in the same issuers. In those cases, Brookfield and Oaktree will likely need to aggregate their investment holdings, including holdings of Brookfield Accounts and the Fund or such Other Oaktree Funds, for certain securities law purposes (including trading restrictions under Rule 144 under the Securities Act, reporting obligations under Section 13 of the Exchange Act and reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, Brookfield’s activities could result in earlier public disclosure of investments held by the Fund and restrictions on transactions by the Fund (including the ability to make or dispose of investments at times that Oaktree may otherwise have recommended), adverse effects on the prices of the Fund’s investments, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interest for the Fund. In managing its investment activities, Brookfield will act for its own account or on behalf of the Brookfield Accounts and act in its or their own interest, without regard to the interests of the Fund or any Other Oaktree Funds.

The potential conflicts of interest described in this prospectus may be magnified as a result of the general lack of information sharing and coordination between Brookfield and Oaktree with respect to investment activities. For example, the Adviser’s investment team is not expected to be aware of, and as a result will not have the ability to manage, such conflicts. This will be the case even if the Adviser’s investment team become aware of Brookfield’s investment activities through public information.

Brookfield and Oaktree may decide at any time, and without notice to investors and clients, to remove or modify the existing information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it is expected that Brookfield and Oaktree will jointly evaluate, in their sole discretion, whether to adopt new or different protocols to address potential conflicts and other considerations relating to the management of their investment activities as a result of such removal or modification of the information barrier.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Oaktree (and Brookfield) as well as have a significant adverse impact on the Adviser and the Fund, including potential regulatory investigations and claims for securities laws violations in connection with the Fund’s investment activities. These events could have adverse effects on Oaktree’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact the Adviser’s ability to provide investment management services to the Fund, and result in negative financial impact to the Fund’s investments.

To the extent that the information barrier is removed or otherwise ineffective and Oaktree has the ability to access analysis, models and/or information developed by Brookfield and its personnel, Oaktree will not be under any obligation or other duty to access such information or effect transactions on behalf of the Fund or any Other Oaktree Fund in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. The Fund may make investment decisions that differ from those it would have made if Oaktree had pursued such information, which may be disadvantageous to the Fund.

Brookfield may from time to time engage Oaktree, the Fund, Other Oaktree Funds and/or their respective portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Such persons may provide such services at different rates than those charged to the Fund or its affiliates than it will charge to the Brookfield funds. While Oaktree will determine in good faith what rates and expenses it believes are acceptable for the services being provided to the Fund, there can be no assurances that the rates and expenses charged to the Fund will not be greater than those that would be charged in alternative circumstances. In addition, Oaktree may from time to time engage Brookfield, Brookfield Accounts or their portfolio companies to provide services to the Fund and/or its portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement. The rates charged by Oaktree for such services to Brookfield are expected to be different than those charged to the Fund, and the rates charged to Brookfield may be less than the rates charged to the Fund.

This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of Brookfield’s majority ownership interest in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and such conflicts will not necessarily be resolved in favor of the Fund’s interests. Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.

Self-Administration of the Fund

The Adviser and its affiliates expect to continue to provide certain fund administration services to the Fund rather than engage or rely on a third party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and are paid separately by the Fund pursuant to the Administration Agreement. Oaktree also reserves the right to charge the Fund a reduced rate for these services, or to reduce or waive such charges entirely, subject to the Investment Company Act. Oaktree’s ability to determine the reimbursement obligation from the Fund creates a conflict of interest. Oaktree addresses this conflict by reviewing its fund administration fee to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm’s length basis. The Board of Trustees periodically reviews the reimbursement obligation.

Material Non-Public Information

By reason of their responsibilities in connection with the Fund and the Other Oaktree Funds, personnel of the Adviser or its affiliates may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. The Adviser or its affiliate, as applicable, will not be free to act upon any such information. Due to these restrictions, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold. Notwithstanding the foregoing, the Adviser may determine, in its sole discretion at any time, that such information could impair its ability to effect certain transactions on behalf of the Fund, whether for legal, contractual, or other reasons. Accordingly, the Adviser may elect not to receive such information. Accordingly, the Adviser may elect not to receive such information or may restrict access to such information to certain personnel that are placed behind an “information wall”. Lack of access to any such information may adversely affect the Fund’s investments that in some cases may have been avoided had the Fund or the Adviser had such information.

In particular, the size of an equity holding in a particular issuer, or contractual rights or arrangements obtained by an Oaktree account in connection with an investment, may enable the account to designate one or more directors to serve on the boards of entities in which the account invests. As a member of the board, Oaktree representatives often come into possession of non-public information and may be subject to various trading or confidentiality restrictions either contractually or pursuant to applicable securities laws. While such board and committee representations may enhance Oaktree’s ability to influence the outcome of the investments for the Fund or Other Oaktree Funds, it may also have the effect of impairing the ability of the Fund or Other Oaktree Funds from engaging in any transactions with respect to securities of such issuer. In addition, in connection with investment in distressed debt instruments, Oaktree may from time to time seek representation on creditors’ committees. As a member of a creditors’ committee, Oaktree may owe certain obligations generally to all creditors similarly situated that the committee represents and may be subject to various trading or confidentiality restrictions.

Conflicts with Portfolio Companies of Oaktree and Other Oaktree Funds

Other Oaktree Funds may from time to time invest in portfolio companies that service portfolio companies or assets of the Fund, and the Fund may from time to time invest in portfolio companies that service portfolio companies or assets of Other Oaktree Funds. The Investment Professionals believe that the use of these arrangements is beneficial to all of the funds and accounts involved, either through the creation of a viable captive service provider, access to a private service provider not generally available in the market, or because the Investment Professionals have determined that the service provider is the most appropriate choice in the market to provide such services. However, in each case, the fund or account invested in the company providing services may benefit from any fees paid to such servicing company.

Possibility of Differing Returns

Subject to the limitations of the Investment Company Act and the Exemptive Relief, the Fund and Other Oaktree Funds may make investments at different times and/or on different terms or exit any of such investments at different times and/or on different terms compared to such investment made on behalf of the Fund. Therefore, the Fund may realize different investment returns than such Other Oaktree Funds, with respect to any investment made alongside some or all of such entities.

Allocation of Personnel

The Fund shares the Private Credit investment team with the Related Private Credit Funds, and conflicts may therefore arise in the allocation of personnel among the Fund and the Related Private Credit Funds. See “— Related Funds and Accounts.”

Investments at Different Stages; Related Investments

Because the Fund targets investment opportunities with a risk/return profile that differs from that of certain Other Oaktree Funds, investment opportunities with the same counterparties (such as borrowers or other credit parties, target companies or in another capacity) may be attractive to the Fund on the one hand and to Other Oaktree Funds on the other hand at different stages of such counterparty’s evolution or financial growth. Accordingly, subject to the limitations of the Investment Company Act, the Fund may solicit counterparties of Other Oaktree Funds for new investment opportunities that would be appropriate for the Fund (and not for such Other Oaktree Fund) if a portfolio company’s performance or financial position changes or once the relevant portfolio company has reached the next stage of its evolution or growth; and similarly, Other Oaktree Funds may solicit counterparties of existing Fund investments for new investment opportunities that would be appropriate for an Other Oaktree Fund (and not for the Fund) if a portfolio company’s performance or financial position changes or once the relevant portfolio company has reached the next stage of its evolution or growth. Subject to the limitations of the Investment Company Act, these solicitations could be made by the Fund at a time during which an Other Oaktree Fund is still holding an earlier investment in or with the same portfolio company or other counterparty, or by an Other Oaktree Fund at a time during which the Fund is still holding an earlier investment in or with the same portfolio company or other counterparty. Such solicitations could cause a counterparty to refinance a borrowing or other extension of credit or otherwise seek to terminate an investment earlier than might have otherwise been the case without such solicitation. In such circumstances, Oaktree may have conflicting interests between its duties to the Fund and such Other Oaktree Fund, but it expects that such investments will be made only when (a) the refinancing or other termination of the existing investment was permitted by, and made in accordance with, the terms of the documentation relating to such investment and (b) the counterparty ultimately agrees to the terms of any new investment.

Joint Venture Partners

The Fund may from time to time enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Adviser in its sole discretion. The joint venture partners could provide services similar to those provided by the Adviser to the Fund. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Fund. Additional conflicts would arise if a joint venture partner is related to Oaktree in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to Oaktree, the Fund, Other Oaktree Funds, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing.

Conflicts Relating to Fund Expenses

Industry Specialists. Oaktree or the Fund may from time to time retain consultants, senior advisors or operating partners to provide assistance with deal sourcing, industry insight or due diligence, offer financial and structuring advice and perform other services for the Fund, Other Oaktree Funds or their respective portfolio companies (“Industry Specialists”), including services that may be similar in nature to those provided by the portfolio management team. Such services may be provided to Oaktree, the Fund or Other Oaktree Funds on an exclusive basis. Oaktree and the Adviser may make collective arrangements between an Industry Specialist and one or more of Oaktree, the Fund and its portfolio companies whereby each such party (other than such Industry Specialist) compensates such Industry Specialist for his, her or its services to such party. The Fund’s share of any retainer fees, success fees, promotes, profit sharing or other fees paid to Industry Specialists (“Industry Specialist Fees”) will be borne by the Fund (whether paid by the Fund directly, by a portfolio company or by the Adviser and subsequently reimbursed by the Fund). Although such Industry Specialist Fees are believed by the Adviser to be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in Industry Specialist Fees not always being comparable to costs, fees and expenses charged by other third parties. In addition to Industry Specialist Fees, the Fund will also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Industry Specialists in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Oaktree to Industry Specialists without charge. To the extent that communications or other equipment or services are provided by Oaktree to an Industry Specialist that the Fund utilizes, its cost may be borne by the Fund as a Fund expense. Fees or other payments or benefits received by Industry Specialists in connection with their services, including any amounts paid in connection with particular transactions or investments, will not reduce the Management Fee paid by the Fund. The decision by the Adviser to initially perform particular services in-house for the Fund will not preclude a later decision to outsource such services, or any additional services, in whole or in part to third parties, and the Adviser has no obligation to inform the Fund of such a change.

Industry Specialists may be granted the right to participate alongside the Fund in transactions that they source or for which they provide advice, and the relevant portfolio company may loan the Industry Specialist funds to make any such co-investments. Such co-investment rights may result in the Fund investing less capital than it otherwise would have in such transactions. In addition, Industry Specialists may invest directly in the Fund as shareholders.

Industry Specialists may also serve on the boards of portfolio companies or as employees or consultants in an operations capacity. Any directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation received by Industry Specialists in such capacities will be borne by the portfolio companies and will not reduce the Management Fee paid by the Fund.

The fees and expenses associated with retaining an Industry Specialist who is a former Oaktree employee will be considered an expense that may be charged to the Fund only if the former employee is permanently terminating his or her employment with Oaktree. Services provided by these Industry Specialists may include, without limitation, providing services directly to the Fund’s portfolio companies or an individual issuer, whether as an employee or service provider of such issuer, and will otherwise conform to the description of the role of Industry Specialists above. In addition to the arrangements described more fully in “Former Employees and Secondees,” below, Oaktree may also transition former Oaktree employees to become Industry Specialists.

Former Employees and Secondees. Former Oaktree employees may become employees, officers or directors of, or otherwise engaged by, portfolio companies. Current Oaktree employees may also be temporarily seconded to or otherwise engaged by certain portfolio companies on either a full-time or a part-time basis to provide services to such portfolio companies. Those companies may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Oaktree may also advance compensation to seconded employees and be subsequently reimbursed by the applicable portfolio companies. Any compensation customarily paid directly by Oaktree to such persons will typically be reduced to reflect amounts paid directly or indirectly by the portfolio company even though the management fee paid by the Fund to the Adviser will not be reduced. Any amounts paid to such persons by a portfolio company (or paid by Oaktree and reimbursed by a portfolio company) will not reduce the management fee paid by the Fund. All or a portion of any such compensation and incentives will be borne by the Fund, directly or indirectly, via its ownership interest in such portfolio company.

In certain instances, whether an individual who provides services to a portfolio company should be characterized as an Industry Specialist, an employee or former employee of Oaktree, or a seconded employee may be unclear. In such cases, Oaktree will make a determination in good faith based on its evaluation of the relevant facts and circumstances.

In addition, former Oaktree employees may be granted the right to participate alongside the Fund in transactions that they source or for which they provide advice. Such co-investment rights may result in the Fund investing less capital than it otherwise would have in such transactions. In addition, former Oaktree employees may invest directly in the Fund as shareholders.

Outsourcing. Services that Oaktree has historically performed in-house for Other Oaktree Funds may, for certain reasons, including efficiency considerations, be outsourced in whole or in part to third parties at the discretion of Oaktree, the Board of Trustees or the Adviser in connection with the operation of the Fund. Such outsourced services may include, without limitation, accounting, tax, compliance, trade settlement, information technology or legal services. Outsourcing may not occur uniformly for all Oaktree-managed funds and accounts and, accordingly, certain costs may be incurred by the Fund through the use of third-party service providers that are not incurred for comparable services used by Other Oaktree Funds. The decision by the Adviser to initially perform particular services in-house for the Fund will not preclude a later decision to outsource such services, or any additional services, in whole or in part to third parties. In addition, certain internal service providers (such as internal accountants) may “shadow” or otherwise review the reports of other services provided by such third parties. The costs, fees or expenses of any such third-party service providers will be treated as Fund expenses borne by the Fund.

Moreover, certain advisors and other service providers (including, without limitation, accountants, administrators, lenders, bankers, brokers, attorneys, consultants, investment or commercial banking firms, developers or property managers and certain other advisors and agents) to the Fund, the Adviser and/or certain entities in which the Fund has an investment, or affiliates of such advisors or service providers, may also provide goods or services to or have business, personal, political, financial or other relationships with the Adviser, its affiliates, Other Oaktree Funds or their respective portfolio companies. Such advisors or service providers (or their employees) may be investors in Other Oaktree Funds, the Adviser and/or their respective affiliates, sources of investment opportunities, co-investors or commercial counterparties or entities in which the Adviser, its affiliates and/or Other Oaktree Funds have an investment, and payments by the Fund and/or such portfolio companies may indirectly benefit the Adviser, its affiliates and/or such Other Oaktree Funds. Additionally, certain Oaktree employees may have family members or relatives employed by advisors and service providers. These service providers and their affiliates may contract or enter into any custodial, financial, shareholder, advising or brokerage, placement agency or other arrangement or transaction with the Fund, Oaktree, any shareholder or any portfolio company in which the Fund has made an investment. These relationships may influence the Adviser in deciding whether to select or recommend such a service provider to perform services for the Fund or a portfolio company (the cost of which will generally be borne directly or indirectly by the Fund).

Advisors, service providers and vendors often charge different rates, including discounted or below-market rates or no fee or otherwise have different arrangements for specific types of services. For example, the fee for a particular type of service may vary based on the complexity of the matter, the expertise required, demands placed on the service provider and the volume of various matters and services. Therefore, to the extent the types of services used by the Fund are different from those used by Oaktree, Other Oaktree Funds, their portfolio companies or their respective affiliates, any of the foregoing may pay different amounts or rates than those paid by the Fund with respect to any particular advisor or service provider.

In addition, certain advisors and service providers (including law firms) may temporarily provide their personnel to Oaktree, the Fund, Other Oaktree Funds or their portfolio companies pursuant to various arrangements including at cost or at no cost. While the Fund, Other Oaktree Funds and their portfolio companies are often the beneficiaries of these types of arrangements, Oaktree may from time to time be a beneficiary of these arrangements as well, including in circumstances where the advisor or service provider also provides services to the Fund in the ordinary course. Such personnel may provide services in respect of multiple matters, including in respect of matters related to Oaktree, its affiliates and/or portfolio companies and in any such circumstance the benefits or costs of any such personnel will be allocated in Oaktree’s discretion taking into consideration the usage of such personnel.

Offices of Affiliates of Oaktree-Managed Funds. Oaktree and its affiliates have established, and in the future may establish, certain regional investment platforms and offices of Other Oaktree Funds in various non-U.S. jurisdictions (a “Fund Affiliate Office”) to provide, for the benefit of investors, an efficient holding structure for investments of the funds. It is important that such Fund Affiliate Offices are able to avail themselves of a stable local legal and regulatory framework, flexible corporate laws, skilled and sophisticated local personnel and service providers, and where appropriate tax benefits, if available.

Such structures and/or offices may be formed or utilized to:

(a)

perform accounting, administrative, corporate secretarial support and other functions for non-U.S. holding entities organized by the Fund or Other Oaktree Funds in the jurisdictions where the Fund Affiliate Offices are located,

(b)	conduct certain aspects of the Fund’s and certain Other Oaktree Funds’ investment activities,

(c)	act as service providers to the Fund or Other Oaktree Funds in relation to the Fund Affiliate Office, and/or

(d)	otherwise facilitate the activities of platform investments affiliated with the Fund or Other Oaktree Funds.

To serve their intended purpose of providing accounting and administrative oversight on special purpose vehicles set up for specific fund investments, such offices are not owned by Oaktree or its corporate subsidiaries. Rather, such offices are owned by the Oaktree funds that make investments using these structures or investment special purpose vehicles and are staffed by personnel that directly service the applicable Fund Affiliate Offices that are in place. Accordingly, such personnel perform work that would otherwise be completed by third-party service providers, and their costs and the costs of such offices (including overhead such as travel and accommodation expenses incurred in connection with such Fund Affiliate Offices, salary and benefits) are not considered Oaktree overhead and will be borne by the Oaktree funds that make use of their services.

All costs and expenses relating to such Fund Affiliate Offices (including, without limitation, the salary and benefits of any personnel responsible for the administration and maintenance of such Fund Affiliate Offices, any travel and accommodation expenses incurred in connection with such Fund Affiliate Offices and all other overhead costs, fees and expenses incurred in connection therewith) will not be considered Oaktree overhead and the portion of any such costs, fees and expenses allocable to the Fund will be borne by the Fund.

This section shall not limit the ability of the Fund, Other Oaktree Funds, any Fund Affiliate Office and/or Oaktree to retain third party services providers. Further, Oaktree may engage individual personnel employed by, or a service provider entity established within, any Fund Affiliate Office to provide services directly to Oaktree or its affiliates in addition to the services provided by such personnel or service provider to the Fund and/or Other Oaktree Funds. In the event Oaktree or its affiliates engage such personnel or service provider, Oaktree or such affiliate would bear its share of the costs and expenses for such services, rather than the Fund or Other Oaktree Funds.

The Fund and Organizational Expenses. The Fund pays and bears all expenses related to its operations. The amount of these Fund expenses is substantial and will reduce the actual returns realized by the shareholders on their investment in the Fund (and may, in certain circumstances, reduce the amount of capital available to be deployed by the Fund in investments). The Fund’s expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast. As a result, the amount of Fund expenses ultimately called, or called at any one time, may exceed expectations. As described further in this prospectus, Fund expenses encompass a broad range of expenses and include all expenses of operating the Fund and its related entities, including, for example, any entities used to acquire, hold or dispose of any one or more investment(s) or otherwise facilitating the Fund’s investment activities.

Oaktree and its personnel (including Industry Specialists) can also be expected to receive certain intangible and/or other benefits, rebates and/or discounts and/or perquisites arising or resulting from their activities on behalf of the Fund, which will generally not be subject to management fee offset or otherwise shared with the Fund, investors and/or portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, or use of a corporate credit or debit card, may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Oaktree and/or such personnel (including Industry Specialists) (and not the Fund and/or portfolio companies) even though the cost of the underlying service is borne by the Fund and/or portfolio companies. Oaktree, its personnel and other related persons also receive discounts on products and services provided by portfolio companies and/or customers or suppliers of such portfolio companies. Such other benefits or fees may give rise to conflicts of interest in connection with the Fund’s investment activities, and while Oaktree will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Fund.

Certain Oaktree personnel may be seconded to one or more portfolio companies and provide finance and other services to such portfolio companies and the cost of such services will be borne by the portfolio companies. To the extent Oaktree receives any fees or expense reimbursement from the portfolio companies with respect to such personnel, such fees or expense reimbursement will not result in any offset to the management fee payable by the Fund.

Expense Allocations. Oaktree expects that a number of resources will be shared among the Fund and the Other Oaktree Funds to, among other things, enhance efficiency and reduce the cost for each Oaktree managed fund and account. The Adviser and Administrator take into account a variety of considerations when allocating such expenses, both between Oaktree and its managed funds and accounts, and among various funds and accounts. The Adviser and Administrator use methods that they believe, at the time such determinations are made, are fair and reasonable in making the allocations in its discretion. These methods vary depending on the type of expense, including, without limitation, allocations based on assets under management, net asset value, holdings percentages, number of positions held by different funds and accounts, number of funds and accounts in a particular strategy, number of users of such resource within a strategy, relative trading volume and time spent. Despite the Adviser’s and Administrator’s good faith judgment to arrive at a fair and reasonable expense allocation methodology, the use of any particular methodology may lead the Fund to bear relatively more expense in certain instances and relatively less in other instances compared to what the Fund would have borne if a different methodology had been used. However, the Adviser and Administrator seek to make allocations that are equitable on an overall basis in its good faith judgment. From time to time, the Adviser and Administrator in their good faith judgment may revise or change previously determined allocation methodologies in an effort to ensure that such expenses remain fairly and reasonably allocated among the Fund and the Other Oaktree Funds.

Potential Merger with or Asset Sale to Another Fund Managed by Oaktree

The Adviser may in the future recommend to the Board of Trustees that the Fund merge with or sell all or substantially all of its assets to one or more Other Oaktree Funds. The Fund does not expect that the Adviser would recommend any such merger or sale unless it determines that it would be in the Fund’s best interests, with such determination dependent on factors it deems relevant, which may include historical and projected financial performance of the Fund and any proposed merger partner, portfolio composition, potential synergies from the merger or asset sale, available alternative options and market conditions. In addition, no such merger or asset purchase would be consummated absent the meeting of various conditions required by applicable law, contract, or our Declaration of Trust, at such time, which would include approval of the Board of Trustees and the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund present in person or by proxy and entitled to vote on the matter. In addition, in the case of a merger or other reorganization caused by the Adviser, such merger or other reorganization would require the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund. If the Adviser is the investment adviser of the applicable Other Oaktree Fund, various conflicts of interest would exist with respect to any such transaction. Such conflicts of interest may potentially arise from, among other things, differences between the compensation payable to the Adviser by the Fund and by the entity resulting from such a merger or asset purchase or efficiencies or other benefits to the Adviser as a result of managing a single, larger fund instead of two separate funds.

Singular Asset Management Administradora General de Fondos S.A.

Oaktree owns a 20% strategic minority interest in Singular Asset Management Administradora General de Fondos S.A., a Sociedad Anónima organized under the laws of the Republic of Chile (“Singular”). Under a shareholders agreement, Oaktree has the right to designate a representative to serve on Singular’s board of directors and has certain governance, liquidity and information rights with respect to the Singular business. As a result, Singular may be deemed to be an affiliate of Oaktree. Singular may serve as a distributor of the Fund and/or Other Oaktree Funds in the Latin America region and may in the future manage one or more funds and accounts (“Singular Funds”). As with Other Oaktree Funds, there may be situations in which the interests of the Fund with respect to a particular investment or other matter conflict with the interests of one or more Singular Funds. While Oaktree will seek to manage such potential conflicts of interest in good faith, Oaktree may have a limited ability to do so under the terms of the shareholders agreement for Singular. Singular may receive placement fees in connection with this offering, and Oaktree in turn may receive a portion of such fees due to its ownership of Singular.

Victoria Asset Management (formerly known as Sabal Financial Europe, LLC)

Victoria Asset Management (“VicAsset”) is an international diversified financial services firm focusing on providing services to certain Oaktree investment teams and may be a service provider to the Fund, Other Oaktree Funds and/or their respective portfolio companies and joint ventures. Oaktree wholly owns VicAsset, and Oaktree believes using VicAsset allows Oaktree investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a fund’s portfolio. For example, VicAsset may assist with: loan servicing; managing workouts and foreclosures; asset management services (including for real estate equity investments); sourcing, originating and underwriting permitted investments; assisting with tax and legal structuring; negotiating and managing leverage applied to permitted investments; investment reporting, data generation and analysis; and other similar tasks. While Oaktree may in some cases outsource limited decision-making responsibilities to VicAsset (as it would with any asset manager or servicer responsible for particular portfolio assets), the VicAsset professionals handling such responsibilities will be monitored by Oaktree investment professionals and will act under the guidance of Oaktree investment professionals. The ultimate investment decision to buy, sell or refinance a permitted investment will always remain with the Adviser. In addition, VicAsset is expected to sub-lease office space from Oaktree and certain VicAsset employees may make use of Oaktree office space or Oaktree employees may make use of VicAsset office space, whether on a temporary, periodic or long-term basis.

Oaktree believes that its ownership of VicAsset enables it to offer an integrated team of capital and asset managers who can underwrite, fund and service loan portfolios and other investments, as well as source attractive investment opportunities, often with significant flexibility to tailor the transaction to the needs of the counterparty, which improves Oaktree’s ability to source and manage investments on behalf of the Fund and Other Oaktree Funds. Oaktree believes that its ownership of VicAsset promotes increased focus and attention from VicAsset that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third party provider.

Nevertheless, Oaktree’s ownership of VicAsset presents certain potential conflicts of interest, several of which are discussed in the two subsequent paragraphs.

Oaktree does not expect that the Fund will be required to pay any fees to VicAsset for its services; however, the Board of Trustees will review any fees payable by the Fund to VicAsset for its services to determine that any such fees are reasonable and comparable to services charged by unaffiliated third parties.

While VicAsset currently provides services exclusively to Oaktree-managed funds and their joint venture partners, it also has the ability to provide services to third parties and may engage in its own real estate investment activities, including origination of real estate loans. While such investments are generally not expected to be appropriate for the Fund, in certain cases they may be. Oaktree, as an owner of VicAsset, will benefit from the profits generated by any third party business and may also provide the capital used by VicAsset to make investments that are not appropriate for the Fund or the Other Oaktree Funds (thereby realizing any returns on any such investment). Finally, Oaktree may benefit from a sale of its equity interests in VicAsset, if and when that were to occur. Any such sale proceeds would belong exclusively to Oaktree and any other equity owners of VicAsset at the time of the sale and would not be shared with the Fund.

Bellwether Asset Management, Inc.

Bellwether Asset Management, Inc. (“Bellwether”), a privately held firm focusing on real estate asset management and support services, provides surveillance, reporting, analytics and other support services for real estate investments held by certain Oaktree-managed funds and accounts and may be a service provider to the Fund and/or its portfolio companies and joint ventures. Oaktree believes that Bellwether’s support helps maximize efficiency within the real estate investment teams by allowing investment professionals to focus their efforts on areas that can drive value within a fund’s portfolio. Bellwether was formed in 2013 and retained by Oaktree funds initially on an exclusive basis with the goal of improving and standardizing asset-level reporting and analytics used by Oaktree to monitor the operating performance of its real estate portfolios while maintaining the confidentiality of Oaktree information, maintaining controls over expenses incurred by the Other Oaktree Funds to produce necessary reporting and ensuring accountability of the Bellwether team for the work they performed. Bellwether was retained by Other Oaktree Funds consistent with authority established to retain third-party service providers generally and to incur costs and expenses associated therewith.

Following Bellwether’s initial formation and development, Oaktree continued to look for ways to improve its process for making real estate investments and managing those investments through disposition. This led to Bellwether developing additional services that it could provide to Oaktree funds and growing its employee base and the scope of its internal expertise to support the expanded service offerings. The Fund and certain Other Oaktree Funds investing in real estate may use Bellwether for reporting, data collection and management, analytics, research and related portfolio surveillance services. Bellwether may also perform additional services historically performed by Oaktree’s borrowers or operating partners, servicers, brokers or other third-party vendors, or, in some cases, services performed by Oaktree’s asset management team or more junior members of Oaktree’s investment teams. While Oaktree will retain all decision-making responsibilities, it may delegate execution responsibility to Bellwether, as it would with any third-party asset manager or servicer responsible for particular portfolio assets. In such cases, the Bellwether analysts handling such responsibilities will be monitored by Oaktree investment professionals and act within guidelines or parameters set by Oaktree. The decision to buy, sell, finance, invest additional capital or refinance a portfolio asset will always remain with Oaktree.

In addition to surveillance, monitoring and reporting, Bellwether may support the Adviser’s personnel by providing all or substantially all of the real estate asset management services required by the Fund, assisting and managing cash flow modeling and reforecasting for assets or a full portfolio, assisting with underwriting and due diligence analytics and support prior to the time an investment is made by the Fund, assisting with general transaction management and support in connection with approving and closing investments, assisting with arranging or maintaining financing (or refinancing) for assets, assisting with client reporting, assisting with accounting and tax services relating to investments and investment holding structures below the Fund and provide workout capabilities. The use of Bellwether’s capabilities may be expanded in preparation for a potential market dislocation and the number of Bellwether senior asset management professionals may be adjusted based on the assets in (or expected to be in) the Fund’s portfolio at any time. Bellwether may also help monitor construction activities at development properties as a specialized piece of its broader surveillance functions. In addition, the Fund may engage Bellwether to work in support of the Adviser’s personnel or third-party service providers on investment sales processes, transaction structuring or legal matters related to making or exiting investments, market research, accounting, appraisal, valuation services and construction monitoring. The foregoing list is intended to provide a sense of the general types of services that may be performed by Bellwether. However, it will not remain fixed and should be expected to change over time as determined by the Adviser in its sole discretion (subject to the approval of the Board of Trustees, if required by applicable law). The Adviser will continue to review the investment processes with respect to the Fund’s real estate portfolio, if any, from time to time and in connection with such reviews may expand Bellwether’s role (or the roles of other service providers) in the future.

In addition to the services described above, certain employees of Bellwether may help the Adviser source real estate lending opportunities for the Fund. Bellwether may also be retained by the Fund as a special servicer in connection with potential or actual non-performing loans and foreclosures. The Fund and Bellwether may from time to time agree to expand the scope of services that Bellwether provides to the Fund (subject to approval of the Board of Trustees, if required by applicable law) or to Other Oaktree Funds.

Other Oaktree Funds have been Bellwether’s primary or exclusive source of revenue since its founding. Bellwether may be engaged exclusively by the Fund and Other Oaktree Funds or may continue seeking to expand its business with non-Oaktree clients. Oaktree may hire Bellwether employees or Bellwether may hire Oaktree employees, consistent with the evolving practice described above around seeking the most efficient manner in which to provide the support required for the real estate investment activities of the Fund and Other Oaktree Funds. In addition, certain Bellwether employees may make use of Oaktree office space or Oaktree employees may make use of Bellwether office space, whether on a temporary, periodic or long-term basis.

While Oaktree believes that its relationship with Bellwether enhances the services Oaktree can offer to the Fund and Other Oaktree Funds in a cost-efficient manner, the relationship may present conflicts of interest in the decision making process of whether to perform work within Oaktree or to use Bellwether, and there may be conflicts of interest among the Fund and Other Oaktree Funds driven by the fact that Bellwether may perform services for Other Oaktree Funds in addition to the Fund. Bellwether is owned by its senior management and Oaktree does not participate in the profits or losses realized by Bellwether (though certain Other Oaktree Funds may have the right to share in a portion of the profits generated by Bellwether from services provided to non-Oaktree clients via rebates or offsets to costs incurred by such Other Oaktree Funds).

Oaktree does not expect that the Fund will be required to pay any fees to Bellwether for its services; however, the Board of Trustees will review any fees payable by the Fund to Bellwether for its services to determine that any such fees are reasonable and comparable to services charged by unaffiliated third parties.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of December 31, 2022, information with respect to the ownership of our Common Shares of record or beneficially by:

•	each person known to us to own 5% or more of the outstanding Common Shares;

•	each of our Trustees and each of our executive officers; and

•	all of our Trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

Name and Address	Type of Ownership	Number	Percentage Owned
Interested Trustees(1)
Armen Panossian	—	—	—
Independent Trustees(1)
Jay Ferguson	—	—	—
Deborah Gero	—	—	—
Allison Keller	—	—	—
Stephen Mosko	—	—	—
Executive Officers who are not Trustees(1)
Mathew Pendo	—	—	—
Matthew Stewart	—	—	—
Christopher McKown	—	—	—
Ashley Pak	—	—	—
Other
Oaktree Fund GP I, L.P.(2)	Record / beneficial	4,000,000	18.8%
Oaktree Strategic Credit iCapital Access Fund SPC(3)	Record/ beneficial(5)	5,488,657	25.8%
Oaktree Strategic Credit Trust (Canadian Feeder)(4)	Record/ beneficial(5)	6,022,398	28.4%
All officers and Trustees as a group (9 persons)	—	—	—

*	Less than 0.1%.
(1)

The address of each of our Trustees and executive officers listed in the table above is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

(2)	Ownership consists solely of Class I shares. The address of Oaktree Fund GP I., L.P. is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.
(3)

Ownership consists solely of Class I shares. The address of Oaktree Strategic Credit iCapital Access Fund SPC is c/o iCapital Advisors, LLC, One Grand Central Place, 60 East 42nd Street, 26th Floor, New York, NY 10165.

(4)

Ownership consists solely of Class I shares. The address of Oaktree Strategic Credit Trust (Canadian Feeder) is c/o Brookfield Public Securities Group LLC, 250 Vesey Street, 15th Floor, New York, NY, U.S.A. 10281.

(5)

The holder of these shares has agreed to vote the shares of the Fund that it holds in excess of 3% of the Fund’s outstanding Common Shares in the same proportion as the vote of all other holders of the Fund’s Common Shares.

The following table sets forth the dollar range of our equity securities as of December 31, 2022.

Name and Address	Dollar Range of Equity Securities in the Fund(1)(2)(3)	Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Interested Trustees
Armen Panossian	None	over $	100,000
Independent Trustees(1)
Jay Ferguson	None		None
Deborah Gero	None	over $	100,000
Allison Keller	None		None
Stephen Mosko	None		None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equities securities expected to be beneficially owned by our Trustees is based on our NAV as of September 30, 2022.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTIONS

We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board of Trustees.

We have not established any limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in this prospectus, the Adviser and its affiliates have no obligation to advance expenses or waive advisory fees.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short- term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”

We have issued senior securities and may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of our borrowings.

We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR SHARES

The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.

General

The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 18,774,956 shares were outstanding as of December 12, 2022, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders will be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder will be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor will any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder will be entitled to exercise appraisal rights in connection with any transaction.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of December 12, 2022
Class S	Unlimited	—	3,941,169
Class D	Unlimited	—	—
Class I	Unlimited	—	14,833,787

Common Shares

Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.

Class S Shares

No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.

We pay the Distribution Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Shares

No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.

We pay the Distribution Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.

Class I Shares

No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of Oaktree or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares

This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the Investment Company Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the Investment Company Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of our independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the Investment Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.

In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on November 24, 2021, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to the Fund

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not purchase or lease assets in which a Trustee, the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction occurred on or prior to February 3, 2022 (the commencement of this offering) and was fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.

Sales and Leases to our Adviser, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to a Trustee, the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurred on or prior to February 3, 2022 (the commencement of this offering) and was fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the Investment Company Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the Investment Company Act. Independent Trustees will nominate replacements for any vacancies among the independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed (i) by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons) but only for cause, or (ii) at any time, upon a vote by the holders of more than fifty percent (50%) of our outstanding Common Shares entitled to vote, with or without cause.

We have a total of 5 members of our Board of Trustees, 4 of whom are independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be independent Trustees except for a period of up to

60 days after the death, removal or resignation of an independent Trustee pending the election of his or her successor. If we do not have a classified Board of Trustees, then each Trustee will hold office until his or her death, resignation, removal or incapacity, or until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each.

Determinations by Our Board of Trustees

Our Declaration of Trust contains a provision that states the authority of our Board of Trustees to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board of Trustees and consistent with our Declaration of Trust is final and conclusive and binding upon us and our shareholders. This provision does not alter the duties our Board of Trustees owes to us or our shareholders pursuant to our Declaration of Trust, under Delaware law and under the Investment Company Act. Further, it would not restrict the ability of a shareholder to challenge an action by our Board of Trustees which was taken in a manner that is inconsistent with our Declaration of Trust or the Board of Trustees’ duties under Delaware law and the Investment Company Act or which did not comply with the requirements of the provision.

Action by Shareholders

Our bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the Investment Company Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and bylaws, the Fund is required to hold annual meetings of its shareholders to consider such matters as may appropriately come before such meeting. The Fund’s annual meeting of shareholders will occur upon reasonable notice and within a reasonable period (not less than 30 days) following the delivery of the Fund’s annual report to the shareholders. See “ —Reports to Shareholders.” Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Declaration of Trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Our Board of Trustees is required to set a special meeting date within ten days after receipt of a valid shareholder special meeting request, which special meeting date must be not less than 15 days nor more than 60 days after the secretary provides shareholders with notice of such special meeting. If the Board of Trustees fails to set a special meeting date within such ten-day period, our bylaws provide procedures for the determination of the date, time and location of the special meeting, which must be held on the 60th day after the record date for such special meeting.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.

Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Adviser, upon a vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Fund;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	remove any Trustee with or without cause (provided the aggregate number of Trustees after such removal shall not be less than the minimum required by the Declaration of Trust).

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our Adviser may not, without the approval of a vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote on such matters:

•	amend the investment advisory agreement except for amendments that would not adversely affect the rights of our shareholders;

•

except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Fund.

Amendment of the Declaration of Trust and Bylaws

Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.

Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

The Board of Trustees may, with the affirmative vote of the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund present in person or by proxy and entitled to vote on the matter, cause a merger, conversion, consolidation or other reorganization of the Fund. The Fund will not permit the Adviser to cause the merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.

Derivative Actions

No person, other than a Trustee, who is not a shareholder will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. The foregoing provision will not apply to claims brought under the federal securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees will only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and will be entitled to retain counsel or other advisors in considering the merits of the request. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.

Direct Actions

To the fullest extent permitted by Delaware law, the shareholders’ right to bring direct actions against the Fund and/or its Trustees is eliminated, except for a direct action to enforce an individual shareholder’s right to vote or a direct action to enforce an individual shareholder’s rights under Sections 3805(e) or 3819 of the Delaware Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to our Declaration of Trust and Section 3816 of the Delaware Statutory Trust Act shall be equally applicable to bringing a direct action. Notwithstanding the foregoing, the foregoing provision will not apply to claims brought under federal securities laws.

Exclusive Delaware Jurisdiction

Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Act or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board of Trustees or the shareholders, (D) any provision of the

Delaware Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Act, (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Act or the Declaration of Trust relating in any way to the Fund or (F) the securities or antifraud laws of any international, national, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service will constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof will affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. Notwithstanding the foregoing, our Declaration of Trust provides that the provision creating exclusive Delaware jurisdiction will not be effective to require a waiver of compliance with any provision of the Securities Act, the Exchange Act, or the Investment Company Act, or of any valid rule, regulation or order of the SEC thereunder. The exclusive jurisdiction provision will not apply to claims brought under the federal securities laws of the United States or the securities laws of any state thereof.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the Declaration of Trust;

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or

•

unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records

Any shareholder will be permitted access, for any purpose reasonably related to the shareholder’s interest, to the following: (i) the books and records and ledger of the Company, (ii) a statement of the Company’s affairs and (iii) a shareholder list. Access will be permitted at all reasonable times and such shareholder may inspect and copy any of the foregoing listed items for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list will be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at https://www.osc.brookfieldoaktree.com and on the SEC’s website at www.sec.gov.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time by contacting Oaktree Strategic Credit Fund at (855) 777-8001 and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Conflict with the Investment Company Act

Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

DETERMINATION OF NET ASSET VALUE

The NAV per share for each class of shares is determined by dividing the value of total assets (including accrued interest, dividends and assets purchased with borrowings) attributable to the class minus liabilities (including accrued expenses, any reserves established by the Adviser in its discretion for contingent liabilities and any borrowings) attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the Investment Company Act. Our Adviser, as the valuation designee of our Board of Trustees pursuant to Rule 2a-5 under the Investment Company Act, determines the fair value of our assets on at least a quarterly basis in accordance with ASC 820. ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•

Level 3 — Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of our investments for which quotations are available. In determining the fair value of a particular investment, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.

The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process. Generally, the Adviser does not adjust any of the prices received from these sources.

If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the EV of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that we are deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. the Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to our risk and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

The Adviser undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Adviser’s valuation team;

•	Preliminary valuations are then reviewed and discussed with management of the Adviser;

•

Separately, independent valuation firms prepare valuations of the our investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to us and provide such reports to the Adviser;

•	The Adviser compares and contrasts its preliminary valuations to the valuations of the independent valuation firms and prepares a valuation report for the Audit Committee;

•

The Audit Committee reviews the valuation report with the Adviser, and the Adviser responds and supplements the valuation report to reflect any discussions between the Adviser and the Audit Committee; and

•	The Adviser, as valuation designee, determines the fair value of each investment in our portfolio.

We have and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.

When we determine our net asset value as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to our valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to us using a range of values from an independent valuation firm.

Value Determinations in Connection with this Continuous Offering

We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Fund’s share pricing policy. Therefore, persons who subscribe for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. We intend to report our net asset value per share as of the last day of each month on our website, https://www.osc.brookfieldoaktree.com, generally within 20 business days of month end.

In connection with each monthly closing on the sale of shares offered pursuant to this prospectus on a continuous basis, our Board has delegated to one or more of its members the authority (i) to conduct such closings so long as there is no change to our public offering price or (ii) to establish a new net offering price that we believe reflects the net asset value per share as determined in accordance with the Fund’s share pricing policy. We will modify our public offering price to the extent necessary to comply with the requirements of the Investment Company Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share (unless we obtain the requisite approval from our shareholders).

The following factors, among others, will be considered when making the determination that our Class S, Class D or Class I Common Shares are not sold at a price per share, after deducting any upfront sales load, that is below the then-current net asset value per share of such class:

•	(a) the net asset value per share of each class of our Common Shares as disclosed in our most recent periodic report filed with the SEC;

•

(b) our Adviser’s assessment of whether any material change in net asset value per share has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value per share to the period ending as of the date of the monthly subscription closing;

•

(c) the values that our Adviser has determined reflects the current (as of the last day of the prior month) net asset value per share of each class of our Common Shares (which is based upon the net asset value per share of each class of our shares as disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our Adviser’s assessment of any material change in the net asset value per share of each class of our shares since the date of the most recently disclosed net asset value per share of each class of our Common Shares); and

•

(d) the magnitude of the difference between (i) the values described in clause (c) above, and (ii) the offering price per share of each class of our Common Shares as of the date of the monthly subscription closing.

To the extent there is a possibility that we could sell shares of any class of our Common Shares at a price which, after deducting any upfront sales load, is below the then-current net asset value per share of the applicable class at the time at which the sale is made, our Board or a committee thereof will elect to either (i) postpone the closing until such time that there is no longer the possibility of the occurrence of such event or (ii) determine the net asset value per share within two days prior to any such sale, in each case, to ensure that such sale will not be at a price which, after deducting any upfront sales load, is below the then-current net asset value per share of the applicable class.

These processes and procedures are part of our compliance program. Records of all the determinations described in this section will be made and maintained with other records we are required to maintain under the Investment Company Act. Promptly following any adjustment to the offering price per share of our Common Shares offered pursuant to this prospectus, we intend to update this prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website: https://www.osc.brookfieldoaktree.com.

Rule 2a-5 of the Investment Company Act

Our Board of Trustees has determined to delegate to the Adviser the determination of fair value pursuant to Rule 2a-5 under the Investment Company Act. Rule 2a-5 establishes requirements for determining fair value in good faith for purposes of the Investment Company Act. The rule permits boards, subject to board oversight and certain other conditions, to designate an issuer’s investment adviser as the issuer’s “valuation designee” to perform the fair value determinations. The rule also defines when market quotations are “readily available” for purposes of the Investment Company Act, the threshold for determining whether a fund must fair value a security. If an issuer’s board designates the determination of fair value to a valuation designee, certain additional requirements apply, including:

•	Board oversight of the valuation designee;

•	Periodic and prompt reporting to the board; and;

•	Clear specification of the titles and functions of the persons responsible for fair value determinations, and reasonable segregation of duties among the designee’s personnel.

PLAN OF DISTRIBUTION

General

We are offering a maximum of $5,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through the Distribution Manager. Because this is a “best efforts” offering, the Distribution Manager must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares.

The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Distribution Manager nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares unless and until the shares are listed or there is another liquidity event for the Fund. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. A liquidity event includes, but is not limited to, the receipt by shareholders of non-listed equity securities.

We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees, which are similar to sales commissions.

Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Distribution Manager. If you are eligible to purchase all three classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Distribution Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The public offering price of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the amount that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

Our shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Underwriting Compensation

We entered into a Distribution Manager Agreement with the Distribution Manager, pursuant to which the Distribution Manager agreed to, among other things, manage our relationships with third-party brokers engaged by the Distribution Manager to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Distribution Manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.

Upfront Sales Loads

No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares.

Shareholder Servicing and/or Distribution Fees—Class S and Class D

The following table shows the shareholder servicing and/or distribution fees we pay the Distribution Manager with respect to the Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	— %

Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. We will not pay shareholder servicing and/or distribution fees with respect to Class I Shares.

The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also may pay for these sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Distribution Manager will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Other Compensation

We or the Adviser may also pay directly, or reimburse the Distribution Manager if the Distribution Manager pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).

Limitations on Underwriting Compensation

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Distribution Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction based compensation paid to registered persons associated with the Distribution Manager in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).

Term of the Distribution Manager Agreement

Either party may terminate the Distribution Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Distribution Manager Agreement. Our obligations under the Distribution Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein will survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification

To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Distribution Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material

In addition to this prospectus, we intend to use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, brochures containing a summary description of this offering and articles and publications concerning the Fund or other similar investments. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares

Share Distribution Channels and Special Discounts

We expect our Distribution Manager to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Distribution Manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

Offering Restrictions

Notice to Non-U.S. Investors

The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.

Country-Specific Legends

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time::

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Distribution Manager for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Fund or the Distribution Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Distribution Manager for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require the Fund or any Distribution Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus and any other material in relation to the shares described herein are being distributed only to, and are directed only at, persons who are qualified investors (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) high net worth companies, and other persons to whom it may lawfully be communicated falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents. The shares are not being offered to the public in the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Fund, or the shares have been filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions)

Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue in Hong Kong, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Israel

The shares described in this prospectus have not been registered and are not expected to be registered under the Israeli Securities Law 1968 (the “Israeli Securities Law”) or under the Israeli Joint Investment Trust Law 1994. Accordingly, the shares described herein will only be offered and sold in Israel pursuant to applicable private placement exemptions to “qualified investors” described in the first addendum to the Israeli Securities Law. None of the Adviser, the Distribution Manager or any participating broker is a licensed investment marketer or advisor under the provisions of the Regulation of Investment Advice, Marketing Investments and Portfolio Management 1995.

Notice to Prospective Investors in Mexico

The offering of shares made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of shares of the Fund with the Mexican National Registry of Securities. The shares described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.

Notice to Prospective Investors in Chile

This offer is subject to Norma de Caracter General N° 336 issued by the Superintendence of Securities and Insurance of Chile (“SVS”) and commenced on August 31, 2016. This offer is on shares not registered in the Registry of Securities or in the Registry of Foreign Securities of the SVS, and therefore, it is not subject to the SVS oversight. The issuer is under no obligation to release information on the shares in Chile. These shares cannot be subject of a public offering if not previously registered in the pertinent registry of securities.

Notice to Prospective Investors in the People’s Republic of China

This prospectus and the related subscription agreement documents do not and are not intended to constitute a sale, an offer to sell or a solicitation of an offer to buy, directly or indirectly, any securities in the People’s Republic of China (excluding Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macao, the “PRC”).

No marketing activities, advertisements or public inducements have been or will be carried out by the Fund or the Distribution Manager to the general public within the PRC in relation to an investment in the Fund.

This prospectus is intended solely for the use of those qualified investors for the purpose of evaluating a possible investment by them in the Fund and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective managing directors, employees and consultants receiving this prospectus).

This prospectus has not been and will not be filed with or approved by the China Securities Regulatory Commission or any other regulatory authorities or agencies of the PRC pursuant to relevant securities-related or other laws and regulations and may not be offered or sold within the PRC through a public offering or in circumstances which require an examination or approval of or registration with any securities or other regulatory authorities or agencies in the PRC unless otherwise in accordance with the laws and regulations of the PRC.

Notice to Prospective Investors in Taiwan

The interests may be made available outside Taiwan to Taiwan resident investors for purchase outside Taiwan by such investors but are not permitted to be marketed, offered or sold in Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the interests in Taiwan.

Notice to Prospective Investors in Argentina

This prospectus does not constitute an invitation to buy or a solicitation of an offer to sell securities or any other products or services in Argentina and shares in the Fund are not and will not be offered or sold in Argentina, in compliance with Section No. 310 of the Argentine Criminal Code, except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. No application has been or will be made the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to publicly offer the Fund or the shares thereof in Argentina. This prospectus is being supplied or made available only to those investors who have expressly requested them in Argentina or used in connection with an offer to sell or a solicitation of an offer to buy in Argentina except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. This prospectus is strictly confidential and may not be distributed to any legal or natural person or entity other than the intended recipients thereof.

Notice to Prospective Investors in the Cayman Islands

This is not an offer to the public in the Cayman Islands to subscribe for interests, and applications originating from the Cayman Islands will only be accepted from Cayman Islands exempted companies, trusts registered as exempted in the Cayman Islands, Cayman Islands exempted limited partnerships, or companies incorporated in other jurisdictions and registered as foreign corporations in the Cayman Islands or limited partnerships formed in other jurisdictions and registered as foreign limited partnerships in the Cayman Islands.

HOW TO SUBSCRIBE

You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Distribution Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.

Investors who meet the suitability standards described in this prospectus may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•

Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Distribution Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•

Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Oaktree Strategic Credit Fund.” For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Distribution Manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•

By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription requests as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Distribution Manager).

For example, if you wish to subscribe for Common Shares in March, your completed and executed subscription request must be received at least five business days before April 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of March 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available on our website, https://www.osc.brookfieldoaktree.com, generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of April.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.

Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place a subscription request to buy shares and your payment is not received and collected, your subscription request may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price

Our shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares as of the Purchase Date.

We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•

On each business day, our transfer agent will collect subscription requests. Notwithstanding the submission of an initial subscription request, we can reject subscription requests for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription requests as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a subscription request is received less than five business days prior to the first day of the month, unless waived by the Distribution Manager, the subscription request will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your subscription request is executed may be different than the price per share for the month in which you submitted your subscription request.

•

Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•

Subscribers are not committed to purchase shares at the time their subscription requests are submitted and any subscription may be canceled at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. You may cancel your subscription request by notifying the transfer agent, through your financial intermediary or by notifying Oaktree Strategic Credit Fund directly on our toll-free, automated telephone line, (855) 777-8001.

•

You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, https://www.osc.brookfieldoaktree.com, including supplements to the prospectus.

Our NAV may vary significantly from one month to the next. Through our website at https://www.osc.brookfieldoaktree.com, you will have information about the most recently available NAV per share.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.

We have commenced a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of the Fund and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to the Fund and shareholders.

We intend to conduct repurchase offers under the share repurchase program in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares at the expiration of the tender offer using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to the Early Repurchase Deduction. The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the prospective repurchase date. For example, if a shareholder purchased Common Shares as of an April 1 subscription closing date, and such shareholder tendered those Common Shares on March 15 of the following year for repurchase on March 31 of such following year pursuant to the share repurchase program, the one-year holding period would be deemed satisfied for those Common Shares. However, if a shareholder purchased Common Shares as of a May 1 subscription closing date, and such shareholder tendered those Common Shares on March 15 of the following year for repurchase on March 31 of such following year pursuant to the share repurchase program, the one-year holding period would not be deemed satisfied for those Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Investment Company Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Fund will offer to repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will offer to repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: https://www.osc.brookfieldoaktree.com. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.

Repurchases of shares from shareholders by the Fund will be paid in cash pursuant to a promissory note issued upon completion of a tender offer promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.

In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or SS&C GIDS, Inc. (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the Purchase Date following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Distribution Manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares as of the Purchase Date. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus.

See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, or contact the Plan Administrator at 844-825-0488 for more information. For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Certain U.S. Federal Income Tax Considerations—U.S. Taxation of U.S. Shareholders.”

REGULATION

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. For more information regarding “Eligible Portfolio Companies”, see “Investment Objective and Strategies—Regulation as BDC.”

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to in this prospectus, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants

Under the Investment Company Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the Investment Company Act, would at least equal 150% immediately after each such issuance. On December 17, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the Investment Company Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established and may in the future establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over LIBOR or one or more alternative Benchmark Rates (e.g., SOFR). We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics

We and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Copies of our and the Adviser’s code of ethics are filed as exhibits to the registration statement of which this prospectus forms a part.

Affiliated Transactions

We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. The Adviser has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s or BDC’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser will vote proxies in what it perceives to be the best interest of the Fund. The Adviser will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The Adviser’s proxy voting decisions will be made by officers who are responsible for monitoring each of the Fund’s investments. To ensure that the vote is not the product of a conflict of interest, the Adviser will require that: (1) anyone involved in the decision-making process disclose to the Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

Other

We will be periodically examined by the SEC for compliance with the Investment Company Act, and be subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Our website is https://www.osc.brookfieldoaktree.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website certain financial information. Accordingly, investors should monitor our website in addition to monitoring our SEC filings and any other information we release publicly. Information on our website is not incorporated into or a part of this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a discussion of certain U.S. federal income tax considerations relating to an investment in the Common Shares. This discussion is based on laws, including the Code, the Treasury Regulations promulgated thereunder and administrative, judicial and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund is under no obligation to provide information to an investor with respect to changes in law or facts affecting this discussion after the date hereof. In addition, the following does not purport to address all of the U.S. federal income tax consequences that may be applicable to any particular shareholder and does not address the U.S. state and local and non-U.S. tax consequences of an investment in the Common Shares. Prospective investors are therefore strongly urged to consult their tax advisers prior to investing in the Common Shares with respect to their own tax situations.

The actual tax and financial consequences of the purchase and ownership of Common Shares will vary depending upon the shareholder’s circumstances. For purposes of this discussion, a “U.S. Person” or “U.S. Shareholder” is an individual who is a citizen of the United States or is treated as a resident of the United States for U.S. federal income tax purposes, a corporation or entity treated as a corporation for such purposes that in either case is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code, or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Person” or “Non-U.S. Shareholder” is a person that is not a U.S. Person. For tax purposes, the Fund’s fiscal year is the calendar year.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner in the partnership and the activities in the partnership. If the prospective investor is a partner of a partnership investing in the Common Shares, the prospective investor should consult its tax advisers. This discussion does not constitute tax advice, and is not intended to be a substitute for tax planning.

Tax matters are complicated, and prospective investors should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences in their particular situations of the purchase, ownership and disposition of Common Shares, including the potential application of U.S. withholding taxes.

Regulated Investment Company Classification

The Fund intends to elect to be treated, and to qualify annually, as a RIC for U.S. federal income tax purposes under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level federal income taxes on any ordinary income or capital gains that it timely distributes to its shareholders as dividends. To continue to qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment the Fund must distribute to its shareholders, for each taxable year, at least 90% of the Fund’s “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If the Fund:

•	qualifies as a RIC; and

•	satisfies the Annual Distribution Requirement;

then it will not be subject to federal income tax on the portion of its investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) the Fund timely distributes to shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to its shareholders.

The Fund will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, and on which the Fund paid no federal income tax, in preceding years.

In order to maintain the Fund’s qualification as a RIC for federal income tax purposes, the Fund must, among other things:

•	at all times during each taxable year, have in effect an election to be treated as a BDC under the Investment Company Act;

•

derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities (including loans), gains from the sale of stock or other securities or currencies, or other income derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from an interest in a “qualified publicly traded partnership;” and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of its assets is invested in (a) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (b) the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses or (c) the securities of one or more “qualified publicly traded partnerships.”

The Fund may be required to recognize taxable income in circumstances in which it does not receive cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with increasing interest rates or debt instruments issued with warrants), it must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any original issue discount accrued will be included in the Fund’s investment company taxable income for the year of accrual, it may be required to make a distribution to its shareholders in order to satisfy the Annual Distribution Requirement, even though it will not have received any corresponding cash amount.

The Fund may have difficulty satisfying the diversification requirements as it liquidates its portfolio following the Investment Period, given that it will not be making additional investments. Though the Fund generally will not lose its status as a RIC as long as it does not acquire any non-qualifying securities or other property, under certain circumstances the Fund may be deemed to have made an acquisition of non-qualifying securities or other property.

Because the Fund may use debt financing, it will be subject to certain asset coverage ratio requirements under the Investment Company Act described above and financial covenants under loan and credit agreements that could, under certain circumstances, restrict it from making distributions necessary to satisfy the Annual Distribution Requirement. If the Fund is unable to obtain cash from other sources or is otherwise limited in its ability to make distributions, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (b) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (d) cause the Fund to recognize income or gain without a corresponding receipt of cash; (e) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (f) adversely alter the characterization of certain complex financial transactions; and (g) produce income that will not be qualifying income for purposes of the 90% gross income test described above. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the potential adverse effect of these provisions.

If, in any particular taxable year, the Fund does not qualify as a RIC, all of its taxable income (including its net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and distributions will be taxable to the shareholders as ordinary dividends to the extent of its current and accumulated earnings and profits.

In the event the Fund invests in non-U.S. securities, it may be subject to withholding and other non-U.S. taxes with respect to those securities. The Fund does not expect to satisfy the conditions necessary to pass through to its shareholders their share of the non-U.S. taxes paid by the Fund.

U.S. Taxation of U.S. Shareholders

Distributions by the Fund generally will be taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits. Distributions of the Fund’s net capital gains (that is, the excess of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by it as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, regardless of the U.S. Shareholder’s holding period for its Common Shares. Distributions of investment company taxable income that are reported by the Fund as being derived from “qualified dividend income” will be taxed in the hands of non-corporate shareholders at the rates applicable to long-term capital gain, provided that holding period and other requirements are met by both the shareholders and the Fund. Dividends distributed by the Fund will generally not be attributable to qualified dividend income. Distributions in excess of the Fund’s current and accumulated earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Common Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

Although the Fund currently intends to distribute realized net capital gains (i.e., net realized long-term capital gains in excess of net realized short-term capital losses), if any, at least annually, it may in the future decide to retain some or all of its net capital gains, and to designate the retained amount as a “deemed distribution.” In that case, among other consequences, the Fund will pay corporate-level tax on the retained amount, each U.S. Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax the Fund pays on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for its Common Shares.

Since the Fund expects to pay tax on any retained capital gains at its regular corporate capital gain tax rate, and since that rate may be in excess of the maximum rate currently payable by non-corporate U.S. Shareholders on long-term capital gains, the amount of tax that non-corporate U.S. Shareholders will be treated as having paid may exceed the tax they owe on the capital gain dividend. Such excess generally may be claimed as a credit or refund against the U.S. Shareholder’s other U.S. federal income tax obligations. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes the Fund paid. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant tax year.

For purposes of determining (a) whether the Annual Distribution Requirement is satisfied for any year and (b) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder generally will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November, or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the dividend was declared.

A shareholder may recognize taxable gain or loss if it sells or exchanges its Common Shares (including a redemption of such Common Shares or upon liquidation of the Fund). The amount of the gain or loss will be measured by the difference between the shareholder’s adjusted tax basis in its Common Shares and the amount of the proceeds received in exchange for such Common Shares. Any gain or loss arising from the sale or exchange of Common Shares (or, in the case of distributions in excess of the sum of the shareholder’s current and accumulated earnings and profits and the shareholder’s tax basis in the Common Shares, treated as arising from the sale or exchange of Common Shares) generally will be a capital gain or loss if the Common Shares are held as a capital asset. This capital gain or loss normally will be treated as a long-term capital gain or loss if the shareholder has held its Common Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or exchange of Common Shares held for six months or less generally will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received, or treated as deemed distributed, with respect to such Common Shares.

In general, individual U.S. Shareholders currently are subject to preferential rates on their net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for a taxable year, including a long-term capital gain derived from an investment in the Common Shares in the future. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly or $125,000 in the case of married individuals filing separately) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, as well as net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum corporate tax rate also applied to ordinary income. Dividends distributed by the Fund to corporate shareholders generally will not be eligible for the dividends received deduction. Tax rates imposed by states and local jurisdictions on capital gain and ordinary income may differ.

The Fund has adopted a dividend reinvestment plan that will allow shareholders to elect to receive dividends payable in cash in the form of additional Common Shares instead of in cash. If a U.S. Shareholder reinvests dividends in additional Common Shares, such U.S. Shareholder will be treated as if it had received a distribution in the amount of cash that it would have received if it had not made the election. Any such additional Common Shares will have a tax basis equal to the amount of the distribution. The additional Common Shares will have a new holding period commencing on the day following the day on which the Common Shares are credited to the U.S. Shareholder’s account.

The Fund (or the applicable withholding agent) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a report detailing the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income, long-term capital gain and “qualified dividend income,” if any. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local, and non-U.S. taxes depending on a U.S. Shareholder’s particular situation.

If a U.S. Shareholder recognizes a loss with respect to the Common Shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder generally must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their own tax advisors to determine the applicability of these regulations in light of their specific circumstances.

Limitation on Deduction for Certain Expenses

If the Fund is not treated as a “publicly offered regulated investment company” (within the meaning of section 67 of the Code) for any taxable year, then, for purposes of computing the taxable income of U.S. Shareholders that are individuals, trusts or estates, (a) the Fund’s earnings will be computed without taking into account such U.S. Shareholders’ allocable shares of the Management and Incentive Fees paid to the Adviser and certain other expenses, (b) each such U.S. Shareholder will be treated as having received or accrued a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of these fees and expenses for the calendar year, (c) each such U.S. Shareholder will be treated as having paid or incurred such U.S. Shareholder’s allocable share of these fees and expenses for the taxable year and (d) each such U.S. Shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. Shareholder. In addition, the Fund would be required to report the relevant income and expenses, including the Management Fee, on Form 1099-DIV. Miscellaneous itemized deductions are generally not deductible by individuals, trusts or estates for taxable years beginning after December 31, 2017, and before January 1, 2026.

U.S. Taxation of Tax-Exempt U.S. Shareholders

A U.S. Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Shareholder should not be subject to U.S. taxation solely as a result of its ownership of Common Shares and receipt of dividends with respect to such Common Shares. Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Shareholder. Therefore, a tax-exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and dividends the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that it incurs. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt investors could be adversely affected.

Taxation of Non-U.S. Shareholders

Whether an investment in the Common Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. Non-U.S. Shareholders should consult their tax advisers before investing in the Common Shares. Distributions of the Fund’s “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of federal withholding tax if paid to Non-U.S. Shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent such distributions do not exceed the Fund’s current and accumulated earnings and profits unless an applicable exception applies. If the distributions are income effectively connected (or treated as effectively connected) with a U.S. trade or business (“ECI”) of the Non-U.S. Shareholder (and, if a treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a Non-U.S. Shareholder that is a non-U.S. partnership or a non-U.S. trust, and such entities are urged to consult their own tax advisers.

U.S.-source withholding taxes are generally not imposed on dividends paid by RICs to the extent the dividends are reported as “interest-related dividends” or “short-term capital gain dividends.” Interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. person, and that satisfy certain other requirements. No assurance can be given as to whether any of the Fund’s distributions will be reported as eligible for this exemption from withholding tax. In addition, Non-U.S. Shareholders should be aware that U.S. withholding rules require the Fund (or its withholding agent) to withhold on distributions in the absence of certainty as to whether such distributions are eligible for the exemption from withholding tax. Since amounts designated as interest-related dividends may be reduced to the extent such amounts exceed the Fund’s “qualified net interest income” for the taxable year in which such dividend is distributed, the Fund will generally not be certain that the entire amount of mid-year distributions of interest-related dividends is, in fact, properly treated as such. Accordingly, such distributions to Non-U.S. Shareholders may be subject to overwithholding by the Fund (or its withholding agent).

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale of its Common Shares (including a redemption of such Common Shares or upon a liquidation of the Fund), will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are ECI of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met. If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

If any actual or deemed distributions of the Fund’s net capital gains, or any gains realized upon the sale or redemption of its Common Shares, are ECI of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Shareholder), such amounts will be subject to U.S. income tax, on a net-income basis, in the same manner, and at the graduated rates applicable to, a U.S. Shareholder. For a corporate Non-U.S. Shareholder, the after-tax amount of distributions (both actual and deemed) and gains realized upon the sale or redemption of the Common Shares that are ECI (and, if a treaty applies, are attributable to a U.S. permanent establishment), may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Under legislation commonly referred to as the “Foreign Account Tax Compliance Act,” the applicable withholding agent generally will be required to withhold 30% of any payments of dividends on the Common Shares paid to (a) a non-U.S. financial institution (whether such financial institution is the beneficial owner or an intermediary) unless such non-U.S. financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (b) a non-financial non-U.S. entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, Non-U.S. Shareholders that are otherwise eligible for an exemption from, or a reduction in, withholding of U.S. federal income taxes with respect to such interest or dividends will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. The Fund will not pay any additional amounts in respect of any amounts withheld. This withholding may be applied to reduce any future distributions to which you may be entitled.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and non-U.S. tax consequences of an investment in the Common Shares.

Backup Withholding and Information Reporting

Backup withholding may apply to distributions on the Common Shares with respect to certain non-exempt U.S. Shareholders. Such a U.S. Shareholder generally will be subject to backup withholding unless such U.S. Shareholder provides its correct taxpayer identification number and certain other information, certified under penalties of perjury, to the dividend paying agent, or otherwise establishes an exemption from backup withholding. Any amount withheld under backup withholding is allowed as a credit against such U.S. Shareholder’s U.S. federal income tax liability, provided the proper information is provided to the IRS.

Generally, the Fund must report to the IRS and to Non-U.S. Shareholders the amount of interest and dividends paid to the Non-U.S. Shareholders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable tax treaty or agreement. In general, a Non-U.S. Shareholder will not be subject to backup withholding with respect to payments of dividends if the Non-U.S. Shareholder provides its name and address, and certifies, under penalties of perjury, to the applicable withholding agent that it is not a U.S. person (which certification may be made on an IRS W-8BEN or W-8BEN-E (or successor form)) or (b) the Non-U.S. Shareholder holds the Common Shares through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations. A Non-U.S. Shareholder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption) of the Common Shares within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the Non-U.S. Shareholder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by The Bank of New York Mellon. The address of the custodian is 240 Greenwich Street, New York, New York 10286. SS&C GIDS, Inc. (formerly known as DST Systems, Inc.) is our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 333 W. 11th Street, 5th Floor, Kansas City, MO 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements for Oaktree Strategic Credit Fund included in this prospectus as of September 30, 2022 have been audited by Ernst & Young LLP, an independent registered public accounting firm, and have been so included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., Wilmington, Delaware. Sullivan & Cromwell LLP, New York, New York, acts as counsel to the Fund.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

INVESTOR DATA PRIVACY NOTICE

WHY ARE YOU SEEING THIS NOTICE

Oaktree Capital Management, L.P., its corporate affiliates, and the investment funds under their management (the “Funds”) (collectively referred to herein as “Oaktree”, “we” or “our”) are providing this privacy notice to you to satisfy disclosure requirements required under data protection and privacy regulations adopted by regulatory authorities in the jurisdictions in which Oaktree conducts business, including Regulation S-P, which implements the requirements of the Gramm-Leach Bliley Act with respect to financial institutions subject to the jurisdiction of the Securities and Exchange Commission. These regulations require that Oaktree (as a data controller) ensure that our clients, investors and their proxies understand how we collect and process personal information about them and with whom we share such information. In relation to personal information that we collect and process about you that is not subject to Regulation S-P and is subject to other laws such as the California Consumer Privacy Act of 2018, please see the Privacy Policy on our website. If you provide personal information to us about any person other than yourself, you must ensure that they understand how their information will be used, and that you have obtained their consent to, or are otherwise authorized to, provide their personal information to us.

COLLECTION OF PERSONAL INFORMATION

In connection with making available investment products and services to current and prospective clients and investors, as well as to fulfill regulatory requirements, we collect personal information directly from you as a managed account client or fund investor and/or the beneficial owners of your interests in the Funds (“beneficial owners”). In connection with investments made by our Funds (including portfolio companies, loan portfolios, properties and investments in other companies and businesses), we, or our appointed service providers, may collect personal information from you directly and from other third parties (for example from our business or operating partners, servicers and other agents). Depending on the nature of your relationship with Oaktree, the information we collect may include, but is not limited to, name, address, email address and other contact details, date and place of birth, gender, nationality(ies), nature and extent of the interest in the Funds, employment information, details from passports or other government issued documents (including identifying numbers, country and date of issuance, and expiration date), social security number (where permitted) or other tax or national identification numbers, account name, account number, financial institution, wire transfer instructions and other financial status (including source of funds), investor profile, and suitability information (including AML/KYC information) as required to determine eligibility to invest. We may also collect personal information, such as name, address, email address and other contact details, date and place of birth, nature and extent of the interest in the Funds, social security number (where permitted) or other tax or national identification number of your individual representatives, proxies, underlying investors and/or beneficial owners, and control persons, where applicable. You should also be aware that telephone conversations and electronic messages (e.g., SMS/MMS text messages, WhatsApp, etc.) with certain Oaktree staff members may be recorded.

In addition to above, if you are connected to the underlying investments of the Funds, the employment information we collect may include salary and other remuneration details. Further, we may collect the amounts outstanding under a loan (or other financial instruments), and the previous performance of such loan as well as related documentation and correspondence, information relating to your financial circumstances such as the nature of your profession or business, your income, assets and liabilities, and sensitive personal information such as criminal records.

We, or our appointed service providers, may also collect certain personal information about you through the use of technology, such as cookies and tags, which compile information about your usage of data sites containing information and documents about the Funds (such as when you entered the site and which documents you have viewed and printed) and your interaction with marketing communication, electronic messages and emails we (or others on our behalf) send (for example, which links in an email you have clicked). For information on information we collect via technology and cookies used on our website, see the section entitled “Use of Technology and Cookies” below. If you are connected to the underlying investments of the Funds, we, or our appointed service providers, may also collect personal information, such as name, address, email address and other contact details of your individual representatives, where applicable (for instance, we may process information about your family, guarantors or sponsors in respect of personal guarantees or your tenant) through use of similar/the same technology.

We do not knowingly process any personal information about anyone under the age of 18.

In addition to collecting personal information directly from you or your beneficial owners, we collect personal information from other sources, as detailed further above and below.

SOURCES OF PERSONAL INFORMATION

If you are a current or prospective client or investor, we collect personal information directly from you through the following: (i) limited partnership subscription agreements and group trust participation agreements; (ii) information from your transactions and interactions with us, including through electronic communication, for which secure third party providers may have access to the content of such communication, and/or custodian banks and administrators; and (iii) forms or other documents prepared in the course of establishing and maintaining a relationship with us.

Third parties from whom we collect personal information about you include: (i) companies who maintain anti-money laundering and terrorism sanction screening and know your customer databases; (ii) publicly available sources of know your customer information, including those made available through the Internet and public registers; and (iii) third-parties acting on your behalf such as consultants, accountants, custodians, legal advisors proxies and other service providers or agents.

If you are a proxy on behalf of a client or investor, we may collect your personal information from (i) the current or prospective client or investor you act on behalf of and (ii) third party institutions, such as banks, to verify certain information you have provided.

If you are an individual connected with the underlying investments of the Funds, we, or our appointed service providers, may collect personal information directly from you and through the following: (i) vendors or other relevant parties connected with our investments during the acquisition process (including vendors of relevant assets, properties, investments, loan portfolios or other instruments during the acquisition process); (ii) our affiliates, agents and delegates (including special service providers and sub-service providers) and operating partners (including asset or property managers); (iii) professional advisers or third party financiers; and (iv) third parties acting on your behalf such as consultants, accountants, financial intermediaries, legal advisors and other agents.

USES OF PERSONAL INFORMATION

If you are a current or prospective client or investor, your personal information and/or information on your beneficial owners may be processed on any of the following grounds: (i) in order to comply with our legal and regulatory obligations; (ii) because we need the information for reasons of substantial public interest; (iii) in order to comply with our obligations under contract; and/or (iv) because we have a legitimate business interest in processing it, including for any of the following purposes:

•	maintaining the register of limited partners and participants in the Funds, including accurate and up-to-date information on beneficial owners of interests in the Funds;

•	processing subscriptions, redemptions and transfers of interests in the Funds;

•	processing distributions of income or capital from the Funds;

•

complying with applicable anti-money laundering, anti-corruption and bribery, terrorism financing rules, sanctions, and the prevention and detection of crime or other applicable laws or regulations of jurisdictions in which Oaktree conducts business;

•	filing information with legal or regulatory authorities in various jurisdictions;

•	handling and resolving complaints or dealing with other client and investor inquiries;

•	marketing investment management services as well as interests in the Funds and future Funds;

•	exchanging mail correspondence or documentation which may involve providing your contact details to couriers and service providers in charge of the delivery service;

•	contacting you to set up meetings and/or phone calls between you and your Oaktree business contact(s);

•	providing appropriate management of the client and investor relationship and developing new investment products and services; or

•	organizing, operating and investing separately managed accounts and Funds including carrying out all customary operational, risk management and supervisory functions.

Where required by applicable law, we will obtain your prior consent before using your personal data for direct marketing purposes.

If you are a proxy on behalf of a client or investor, your personal data will be processed to enable you to act on behalf of the clients or investors you represent, including inputting information regarding such clients or investors on our systems. This processing is based on our legitimate business interest in processing it as detailed under (iv) in the preceding paragraph.

If you are an individual connected with the underlying investments of the Funds, your personal information may be processed: (i) in order to comply with our legal and regulatory obligations; (ii) because we need the information in order to comply with our obligations under contract; and/or (iii) because we have a legitimate business interest in processing it, including for the following purposes (where relevant):

•	managing our business;

•

managing and administering our investment in your company and/or business and/or asset and/or any loan we have made to you in this respect (including your ability to repay the loan and to determine the appropriate strategy) and any related guarantee(s) or security including the collection of the debt owed by you;

•	managing the properties owned or investments made by our Funds under management; and

•	establishing the value of our assets and investments.

Where Oaktree is relying on its legitimate business interests as the ground for processing your personal information or information on your beneficial owners, we will carry out an assessment to determine any conflicts between our interests and any rights in relation to the protection of your personal information that you may have.

USE OF TECHNOLOGY AND COOKIES

We collect certain information about you through the use of cookies. Cookies are pieces of information, or files, placed on your device’s disk that provide information including how and when pages on our website are accessed by users. To find out more about cookies please visit www.allaboutcookies.org.

We use cookies that are essential in order to enable you to move around our website and use its features. Without these cookies, services you have asked for, such as remembering your login details, cannot be provided.

SHARING OF PERSONAL INFORMATION

We do not disclose any personal information about prospective, current or former clients, investors (or their respective proxies), and persons connected with underlying investments of the Funds except: (i) to our affiliates and nonaffiliated third parties that provide services to Oaktree and the Funds as permitted by applicable law or regulation; and (ii) where required by law (e.g., filing information with regulatory authorities in various jurisdictions). We may share personal information received about you with affiliates and nonaffiliated third parties including, but not limited to:

•	third parties acting on your behalf such as consultants, accountants, custodians, legal advisors and other service providers or agents;

•	co-general partners of the Funds who provide investment management advice;

•

custodian banks, prime brokers, administrators and other service providers who provide services to Oaktree or the Funds in order to fulfill the operations of its investment management services, operational, risk management and other supervisory functions and other services;

•	lenders who provide loans to the Funds to facilitate the making of investments;

•	counterparties to investment transactions engaged in by the Funds;

•	consultants engaged to enhance and maintain portfolio management, accounting, and client relationship management systems, and to create and process client and investor reporting;

•	vendors engaged to assist in the due diligence, validation and reporting in connection with tax and other regulatory reporting forms;

•	third party service providers engaged to assist in know your customer and identity verification and anti-money laundering and terrorism screening;

•	vendors engaged to assist in arranging Oaktree conferences, facilitating the distribution of legal documents and other Fund-related materials and marketing communications;

•	combined marketing efforts, which could include, sending marketing communications on our behalf, sending their own marketing communications and facilitating joint marketing activities;

•	advisors who provide audit, financial, tax and legal advice to Oaktree, the Funds and other third party experts (such as notaries);

•	courier services or other package delivery services;

•	governmental bodies, public registers and regulatory and tax authorities in various jurisdictions to comply with reporting and notification requirements;

•	other parties to a merger, acquisition, reorganization, funding/investment round or similar transaction or proceeding involving Oaktree, or steps in contemplation of such activities;

•	our consultants, agents, delegates (including special service providers and sub-service providers), operating partners, property or asset managers; and

•

third-party financiers connected with a particular investment or property, other parties to a merger, acquisition, reorganization, funding/investment round or similar transaction or proceeding involving Oaktree, or steps in contemplation of such activities.

Oaktree may also disclose your personal information to other parties pursuant to your express consent, to fulfill your instructions, to comply with applicable laws and regulations or to fulfill other applicable requirements.

If you are a proxy, we will also disclose your personal information to the client or investor you represent.

Oaktree does not, and will not, sell personal information collected about you.

SECURITY OF PERSONAL INFORMATION

We limit access to personal information about you to those employees, agents and other parties who need to know the information to enable Oaktree to provide relevant investment products or services to you, as well as to satisfy regulatory and/or legal obligations. We maintain physical, electronic and procedural safeguards that comply with applicable statutory and legislative requirements to adequately secure your personal information.

TRANSFER OF PERSONAL INFORMATION

Your personal information may be transferred to or shared with entities in countries where data protection laws might not exist or be of a lower standard than in Europe, the United Kingdom, or the Cayman Islands. This includes the transfer of personal information among Oaktree affiliated entities. As at the date of this notice, Oaktree has affiliates within the United Kingdom and the EEA as well as affiliates in the United States, Dubai, Hong Kong, China, Japan, Singapore, South Korea and Australia. We may also share your personal information with third parties located in the same jurisdictions as the Oaktree entities and jurisdictions in which our Funds are domiciled (such as the Cayman Islands) as well as other jurisdictions (including India) and information may be stored and processed manually and electronically through global systems and tools for the purposes outlined in this notice. For example, we may share your personal information with our legal advisers and lenders. For information on your rights including the right to object to the processing/transfer of your personal information, please see “Your Rights” section below.

When transferring personal information outside the EEA, the UK or the Cayman Islands, we seek to comply with the EU General Data Protection Regulation and the UK General Data Protection Regulation by using the appropriate Standard Contractual Clauses or by adopting other means to ensure that adequate safeguards are applied (including, where relevant, transfers to a recipient with an appropriate arrangements in compliance with obligations in the Cayman Islands). If you would like more information on how we comply with transfer requirements contact the relevant regional client services email address detailed on Annex 1. If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com.

RETENTION OF PERSONAL INFORMATION

We will retain your personal information only for as long as you maintain your account or as long as we consider necessary in connection with the purposes set out in this Privacy Notice, unless applicable law or regulations require or permit a longer retention period, as described further in our document retention policies. In addition, we may retain your personal information for the duration of any period necessary to establish, exercise or defend any legal rights.

Where we store telephone conversations and electronic messages, we do so in line with Oaktree’s policy governing records retention to which the firm is subject and as necessary to comply with legal requirements.

If you would like to find out more information on how long your data is retained, please contact us using the contact details set out further below.

YOUR RIGHTS

The rights described in this paragraph are applicable to you only if you reside in a jurisdiction where the provision of such rights are required by the data protection and privacy laws and regulations of the governing regulatory authority. As such, where required by applicable law or regulation, you may ask the relevant Oaktree entity for a copy of your personal information, to correct it, to erase it or to transfer it to other organizations. You may also have rights to object to some processing and, where we have asked for your consent to process your personal information, to withdraw this consent, as well as to lodge a complaint with your data protection supervisory authority. You have rights to object to direct marketing at any time.

You should also be aware that these rights may be limited (for example, where we are required by law to collect and process your personal information). Where we must collect and process personal information in order to comply with applicable law or enter into and perform services under an agreement with you, if you or your beneficial owners do not provide the personal information we may not be able to enter into the agreement or provide services as contemplated by any agreement we have in place and you or your beneficial owners may be exposed to criminal sanctions where the personal information is required to satisfy a Fund’s filing obligation with a regulatory authority. Where we are not able to fulfil a request you make regarding the rights associated with our processing of your personal information because your rights are limited, we will inform you of the reasons why when responding.

Should you have any questions or requests in relation to your rights, refer to the relevant regional client services email address detailed on Annex 1. If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com. We will attempt to deal with all requests at the earliest opportunity. In addition, if you have unresolved concerns you also have the right to complain, where permitted, to competent data protection authorities.

UPDATES TO THIS PRIVACY NOTICE

This notice may be updated periodically to reflect changes in law, or in our data protection and privacy practices. We will distribute any material updates to you and indicate below the date of the most recent update to this notice.

For more information on who is considered the data controller in connection with the collection of your personal information or if you have any other queries relating to this notice, contact us using the relevant regional client services email address detailed on Annex 1 or contact your local client services representative directly. If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com.

Annex 1: Oaktree Entities

Oaktree Capital Management, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	OCM Investments, LLC 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	Oaktree Fund Advisors, LLC 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	Oaktree Capital Management (UK) LLP Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600

Oaktree Capital Management (Europe) LLP Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600	Oaktree Capital Management (International) Limited Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600	LFE European Asset Management S.à.r.l. 26A, boulevard Royal, 7th Floor L-2449 Luxembourg Tel: +352 26 63 25 47 24	Oaktree Luxembourg CoopSA 26A, boulevard Royal, 7th Floor L-2449 Luxembourg Tel: +352 26 63 25 47 24

Oaktree Capital Management (Dubai) Limited Dubai International Financial Centre, Office 5, The Gate Building, Level 15, PO Box 121208 Dubai, United Arab Emirates Tel: +1 971 440-19877	OCM Netherlands Opportunities Cooperatief U.A. and OCM Netherlands Global Opportunities Cooperatief U.A Barbara Strozzilaan 201 1083 HN Amsterdam The Netherlands Tel: +31 20 579-2128	Oaktree Capital Management (Ireland) Limited 2nd Floor 27 Merrion Square Dublin 2 Ireland Tel: +353 1 662 1301	Oaktree France S.A.S 39 Rue de Courcelles Paris, 75008 France Tel: +33 1 42 99 15 15

Oaktree Capital Management (Lux.) S.à r.l., French Branch 39 Rue de Courcelles Paris, 75008 France Tel: +33 1 42 99 15 15	Oaktree GMBH Frankfurter Welle An der Welle 3 9th Floor 60322 Frankfurt Am Main, Germany Tel: +49 69 244 339-3000	Oaktree Capital Management (Lux.) S.à r.l., German Branch of LFE European Asset Management S.à r.l, Frankfurter Welle An der Welle 3 9th Floor 60322 Frankfurt Am Main, Germany Tel: +49 69 244 339-3000	Helsinki – LFE European Asset Management, S.à r.l., Suomen sivuliike Life Science Centre—Keilaranta 16 02150 Espoo Finland Tel: +358 201277660

Oaktree Capital (Hong Kong) Limited Suite 2001, 20/F Champion Tower 3 Garden Road Central, Hong Kong Tel: +852 3655-6800	Oaktree Capital (Beijing) Ltd. Suite 8, 14th Floor China World Office 1, No. 1 Jianguomenwai Ave. Chaoyang District Beijing 100004, China Tel: +86 10 6535-0208	Oaktree (Beijing) Investment Management Co., Ltd. Room 67, Level 14 China World Office 1, No. 1 Jianguomenwai Ave. Chaoyang District Beijing 100004, China Tel: +86 10 6535 0278

Oaktree Overseas Investment Fund Management (Shanghai) Co., Ltd.

Suite 833, Level 8

Shanghai International Finance Centre, Tower 2

No 8 Century Avenue,

Pudong, Shanghai, PRC, 200120

Tel: +86 21 60627389

Oaktree Japan, Inc. Atago Green Hills Mori Tower 37th Floor 2-5-1 Atago, Minato-ku, Tokyo Japan 105-6237 Tel: +81 3 5776-6760	Oaktree Capital (Australia) Pty Limited ACN 625 802 593 / AFSL 511218 Suite 4, Level 27 Governor Macquarie Tower 1 Farrer Place Sydney, NSW 2000 Australia Tel: +612 8278 9248	Oaktree Capital Management Pte. Ltd. 80 Raffles Place #51-03 UOB Plaza 1 Singapore 048624 Tel: +65 6305-6550	Oaktree Capital (Seoul) Limited Suite 2203, 22/F Trade Tower 511 Yeongdong-daero, Gangnam-gu, Seoul 06164 Republic of Korea Tel: +82 2 2191-8000

*	For information related to the regulated status of Oaktree offices, please refer to www.oaktreecapital.com/contact-us.

Oaktree Client Services Contacts:

Americas	Europe and Middle East	Asia Pacific
csus@oaktreecapital.com	cslondon@oaktreecapital.com	csasia@oaktreecapital.com

INDEX TO FINANCIAL STATEMENTS

OAKTREE STRATEGIC CREDIT FUND

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Trustees of Oaktree Strategic Credit Fund

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of Oaktree Strategic Credit Fund (the Company), including the consolidated schedule of investments, as of September 30, 2022, the related consolidated statements of operations, changes in net assets, and cash flows for the period from December 10, 2021 (commencement of operations) to September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022, and the results of its operations, changes in its net assets, and its cash flows for the period from December 10, 2021 (commencement of operations) to September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of September 30, 2022 by correspondence with the custodians, syndication agents and underlying investee companies, and by other appropriate auditing procedures where confirmation was not received. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Los Angeles, CA

December 13, 2022

Oaktree Strategic Credit Fund

Consolidated Statement of Assets and Liabilities

(in thousands, except per share amounts)

September 30, 2022
ASSETS
Assets:
Investments – Non-control/Non-affiliate, at fair value (cost: $444,725)	$428,556
Cash and cash equivalents	58,443
Due from affiliates	1,402
Interest receivable	3,297
Receivables from unsettled transactions	3,920
Deferred financing costs	3,295
Deferred offering costs	2,132
Derivative asset at fair value	13
Other assets	438

Total assets	$501,496

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$1,107
Dividends payable	3,657
Due to affiliates	2,926
Interest payable	469
Payables from unsettled transactions	51,566
Deferred tax liability	44
Credit facility payable	75,000

Total liabilities	134,769
Commitments and contingencies (Note 11)
Net assets:
Common shares, $0.01 par value per share; unlimited shares authorized, 15,628 shares issued and outstanding	156
Additional paid-in-capital	380,646
Accumulated distributable earnings (loss)	(14,075)

Total net assets (equivalent to $23.47 per common share) (Note 10)	366,727

Total liabilities and net assets	$501,496

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund

Consolidated Statement of Assets and Liabilities

(in thousands, except per share amounts)

NET ASSET VALUE PER SHARE
Class I Shares:
Net assets	$305,989
Common shares outstanding ($0.01 par value, unlimited shares authorized)	13,040
Net asset value per share	$23.47
Class S Shares:
Net assets	$60,738
Common shares outstanding ($0.01 par value, unlimited shares authorized)	2,588
Net asset value per share	$23.47

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund

Consolidated Statement of Operations

(in thousands, except per share amounts)

For the period from December 10, 2021 (commencement of operations) to September 30, 2022
Interest income:
Non-control/Non-affiliate investments	$13,179
Interest on cash and cash equivalents	173

Total interest income	13,352
PIK interest income:
Non-control/Non-affiliate investments	591

Total PIK interest income	591
Fee income:
Non-control/Non-affiliate investments	178

Total fee income	178

Total investment income	14,121

Expenses:
Base management fee	1,359
Investment income incentive fee	763
Professional fees	732
Class S distribution and shareholder servicing fees	92
Board of trustees fees	216
Organization expenses	550
Amortization of continuous offering costs	1,036
Interest expense	2,541
Administrator expense	207
General and administrative expenses	348

Total expenses	7,844
Management and incentive fees waived (Note 9)	(2,122)
Expense support (Note 9)	(1,586)

Net expenses	4,136

Net investment income	9,985

Unrealized appreciation (depreciation):
Non-control/Non-affiliate investments	(16,168)
Foreign currency forward contracts	13

Net unrealized appreciation (depreciation)	(16,155)
Realized gains (losses):
Non-control/Non-affiliate investments	90

Net realized gains (losses)	90
Provision for income tax (expense) benefit	(123)

Net realized and unrealized gains (losses), net of taxes	(16,188)

Net increase (decrease) in net assets resulting from operations	$(6,203)

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund

Consolidated Statement of Changes in Net Assets

(in thousands, except per share amounts)

For the period from December 10, 2021 (commencement of operations) to September 30, 2022
Operations:
Net investment income	$9,985
Net unrealized appreciation (depreciation)	(16,155)
Net realized gains (losses)	90
Provision for income tax (expense) benefit	(123)

Net increase (decrease) in net assets resulting from operations	(6,203)

Distributions to common shareholders:
Class I	(7,053)
Class S	(819)

Net decrease in net assets resulting from distributions	(7,872)

Share transactions:
Class I:
Issuance of Common shares	318,578
Issuance of Common shares under dividend reinvestment plan	393

Net increase from share transactions	318,971

Class S:
Issuance of Common shares	61,629
Issuance of Common shares under dividend reinvestment plan	202

Net increase from share transactions	61,831

Total increase (decrease) in net assets	366,727

Net assets at beginning of period	—

Net assets at end of period	$366,727

Net asset value per common share	$23.47

Common shares outstanding at end of period	15,628

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund

Consolidated Statement of Cash Flows

(in thousands)

For the period from December 10, 2021 (commencement of operations) to September 30, 2022
Operating activities:
Net increase (decrease) in net assets resulting from operations	$(6,203)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net unrealized (appreciation) depreciation	16,155
Net realized (gains) losses	(90)
PIK interest income	(591)
Accretion of original issue discount on investments	(1,272)
Amortization of deferred financing costs	362
Amortization of deferred offering costs	1,036
Deferred taxes	44
Purchases of investments	(480,031)
Proceeds from the sales and repayments of investments	37,380
Changes in operating assets and liabilities:
(Increase) decrease in due from affiliates	(1,402)
(Increase) decrease in interest receivable	(3,407)
(Increase) decrease in receivables from unsettled transactions	(3,920)
(Increase) decrease in other assets	(438)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	393
Increase (decrease) in due to affiliates	1,574
Increase (decrease) in interest payable	469
Increase (decrease) in payables from unsettled transactions	51,566

Net cash used in operating activities	(388,375)

Financing activities:
Distributions paid in cash	(3,619)
Borrowings under credit facility	105,000
Repayments of borrowings under credit facility	(30,000)
Borrowings of secured borrowings	44,588
Proceeds from secured borrowings	(44,588)
Proceeds from issuance of common shares	380,207
Deferred financing costs paid	(3,658)
Deferred offering costs paid	(1,102)

Net cash provided by financing activities	446,828

Effect of exchange rate changes on foreign currency	(10)

Net increase (decrease) in cash and cash equivalents	58,443
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$58,443

Supplemental information:
Cash paid for interest	$1,710
Non-cash financing activities:
Deferred offering costs incurred	$2,066
Distribution payable	3,657
Reinvestment of dividends during the period	595
Reconciliation to the Statement of Assets and Liabilities	September 30, 2022

Cash and cash equivalents	$58,443

Total cash and cash equivalents	$58,443

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund

Consolidated Schedule of Investments

September 30, 2022

(dollar amounts in thousands)

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
Non-Control/Non-Affiliate Investments						(7)
Access CIG, LLC		Diversified Support Services
First Lien Term Loan, LIBOR+3.75% cash due 2/27/2025	6.82%		$3,984	$3,870	$3,826	(5)
Second Lien Term Loan, LIBOR+7.75% cash due 2/27/2026	10.82%		4,000	3,982	3,815	(5)

				7,852	7,641
ADC Therapeutics SA		Biotechnology
First Lien Term Loan, SOFR+7.50% cash due 8/15/2029	11.20%		10,406	9,881	9,890	(5)(8)(10)
First Lien Delayed Draw Term Loan, SOFR+7.50% cash due 8/15/2029			—	(60)	(58)	(5)(8)(9)(10)
45,727 Common Stock Warrants (exercise price $8.297) expiration 8/15/2032				275	115	(8)(10)

				10,096	9,947
AIP RD Buyer Corp.		Distributors
Second Lien Term Loan, SOFR+7.75% cash due 12/23/2029	10.88%		4,563	4,481	4,403	(5)(8)
4,560 Common Units in RD Holding LP				428	409	(8)

				4,909	4,812
Altice France S.A.		Integrated Telecommunication Services
First Lien Term Loan, LIBOR+4.00% cash due 8/14/2026	6.91%		1,995	1,905	1,815	(5)(10)
Fixed Rate Bond, 5.50% cash due 10/15/2029			3,200	2,685	2,416	(10)

				4,590	4,231
American Auto Auction Group, LLC		Consumer Finance
Second Lien Term Loan, SOFR+8.75% cash due 1/2/2029	12.30%		6,901	6,776	6,211	(5)(8)

				6,776	6,211
American Rock Salt Company LLC		Diversified Metals & Mining
First Lien Term Loan, LIBOR+4.00% cash due 6/9/2028	7.12%		3,990	3,817	3,706	(5)

				3,817	3,706

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate	Industry	Principal (6)	Cost	Fair Value	Notes
American Tire Distributors, Inc.		Distributors
First Lien Term Loan, LIBOR+6.25% cash due 10/20/2028	9.03%		3,980	3,960	3,738	(5)

				3,960	3,738
Anastasia Parent, LLC		Personal Products
First Lien Term Loan, LIBOR+3.75% cash due 8/11/2025	7.42%		6,912	5,802	5,530	(5)

				5,802	5,530
Apex Group Treasury LLC		Other Diversified Financial Services
First Lien Term Loan, SOFR+5.00% cash due 7/27/2028	9.13%		6,000	5,610	5,865	(5)(10)

				5,610	5,865
APX Group Inc.		Electrical Components & Equipment
First Lien Term Loan, LIBOR+3.50% cash due 7/10/2028	6.24%		1,995	1,881	1,891	(5)(10)
Fixed Rate Bond, 5.75% cash due 7/15/2029			275	229	218	(10)

				2,110	2,109
Ardonagh Midco 3 PLC		Insurance Brokers
First Lien Delayed Draw Term Loan, EURIBOR+6.50% cash due 7/14/2026			€—	(280)	—	(5)(8)(9)(10)

				(280)	—
ASP Unifrax Holdings, Inc.		Trading Companies & Distributors
First Lien Term Loan, LIBOR+3.75% cash due 12/12/2025	7.42%		$4,098	3,951	3,797	(5)
Fixed Rate Bond, 7.50% cash due 9/30/2029			1,200	1,158	794
Fixed Rate Bond, 5.25% cash due 9/30/2028			250	222	193

				5,331	4,784
ASP-R-PAC Acquisition Co LLC		Paper Packaging
First Lien Term Loan, LIBOR+6.00% cash due 12/29/2027	9.67%		$4,911	$4,825	$4,798	(5)(8)(10)
First Lien Revolver, LIBOR+6.00% cash due 12/29/2027			—	(10)	(14)	(5)(8)(9)(10)

				4,815	4,784
Astra Acquisition Corp.		Application Software
First Lien Term Loan, LIBOR+5.25% cash due 10/25/2028	8.37%		4,848	4,577	4,145	(5)

				4,577	4,145
Asurion, LLC		Property & Casualty Insurance
First Lien Term Loan, SOFR+4.00% cash due 8/19/2028	7.65%		4,000	3,803	3,423	(5)
Second Lien Term Loan, LIBOR+5.25% cash due 1/20/2029	8.37%		8,500	7,628	6,545	(5)

				11,431	9,968

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
athenahealth Group Inc.		Health Care Technology
5,809 Shares of Series A Preferred Stock in Minerva Holdco, Inc., 10.75%				5,693	5,167	(8)

				5,693	5,167
Battery Park CLO II Ltd		Multi-Sector Holdings
Class E Notes, SOFR+8.36% cash due 10/20/2035	12.41%		1,500	1,326	1,326	(5)(10)

				1,326	1,326
BioXcel Therapeutics, Inc.		Pharmaceuticals
First Lien Term Loan, 10.25% cash due 4/19/2027			3,130	3,005	3,007	(8)(10)
First Lien Delayed Draw Term Loan, 10.25% cash due 4/19/2027			—	—	—	(8)(9)(10)
First Lien Revenue Interest Financing Term Loan due 9/30/2032			1,384	1,384	1,384	(8)(10)
First Lien Revenue Interest Financing Delayed Draw Term Loan due 9/30/2032			—	—	—	(8)(9)(10)
12,453 Common Stock Warrants (exercise price $20.04) expiration date 4/19/2029				74	58	(8)(10)

				4,463	4,449
Blackhawk Network Holdings, Inc.		Data Processing & Outsourced Services
First Lien Term Loan, LIBOR+3.00% cash due 6/15/2025	6.03%		7,020	6,780	6,581	(5)

				6,780	6,581
Boxer Parent Company Inc.		Systems Software
First Lien Term Loan, LIBOR+3.75% cash due 10/2/2025	6.87%		7,965	7,644	7,570	(5)
Fixed Rate Bond, 7.125% cash due 10/2/2025			500	483	491

				8,127	8,061
BYJU’s Alpha, Inc.		Application Software
First Lien Term Loan, LIBOR+6.00% cash due 11/24/2026	8.98%		4,975	4,925	3,646	(5)(10)

				4,925	3,646
Carvana Co.		Automotive Retail
Fixed Rate Bond, 5.625% cash due 10/1/2025			800	696	564	(10)

				696	564
CCO Holdings LLC		Cable & Satellite
Fixed Rate Bond, 4.50% cash due 5/1/2032			1,281	1,064	979	(10)

				1,064	979

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate	Industry	Principal (6)	Cost	Fair Value	Notes
Cengage Learning, Inc.		Education Services
First Lien Term Loan, LIBOR+4.75% cash due 7/14/2026	7.81%		7,592	7,265	6,893	(5)

				7,265	6,893
CITGO Petroleum Corp.		Oil & Gas Refining & Marketing
First Lien Term Loan, LIBOR+6.25% cash due 3/28/2024	9.37%		3,979	3,950	3,990	(5)

				3,950	3,990
Clear Channel Outdoor Holdings, Inc.		Advertising
First Lien Term Loan, LIBOR+3.50% cash due 8/21/2026	6.31%		$6,969	$6,438	$6,246	(5)(10)
Fixed Rate Bond, 5.125% cash due 8/15/2027			726	627	614	(10)
Fixed Rate Bond, 7.75% cash due 4/15/2028			174	167	132	(10)

				7,232	6,992
Condor Merger Sub Inc.		Systems Software
Fixed Rate Bond, 7.375% cash due 2/15/2030			4,527	4,502	3,710

				4,502	3,710
Convergeone Holdings, Inc.		IT Consulting & Other Services
First Lien Term Loan, LIBOR+5.00% cash due 1/4/2026	8.12%		4,974	4,534	3,589	(5)

				4,534	3,589
Covetrus, Inc.		Health Care Distributors
First Lien Term Loan, SOFR+5.00% cash due 9/20/2029	7.65%		7,589	7,134	7,108	(5)

				7,134	7,108
Dealer Tire, LLC		Distributors
First Lien Term Loan, LIBOR+4.25% cash due 12/12/2025	7.37%		3,985	3,833	3,893	(5)

				3,833	3,893
Delivery Hero FinCo LLC		Internet & Direct Marketing Retail
First Lien Term Loan, SOFR+5.75% cash due 8/12/2027	8.49%		4,988	4,890	4,757	(5)(10)

				4,890	4,757
Delta Leasing SPV II LLC		Specialized Finance
Subordinated Delayed Draw Term Loan, 10.00% cash due 8/31/2029			3,303	3,303	3,303	(8)(9)(10)
330 Series C Preferred Units in Delta Financial Holdings LLC				330	330	(8)(10)
1.65 Common Units in Delta Financial Holdings LLC				2	2	(8)(10)
24.77 Common Warrants (exercise price $1.00)				—	—	(8)(10)

				3,635	3,635

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
DirecTV Financing, LLC		Cable & Satellite
First Lien Term Loan, LIBOR+5.00% cash due 8/2/2027	8.12%		7,623	7,321	7,120	(5)
Fixed Rate Bond, 5.875% cash due 8/15/2027			750	670	648

				7,991	7,768
Domtar Corp		Paper Products
First Lien Term Loan, LIBOR+5.50% cash due 11/30/2028	8.26%		2,977	2,953	2,847	(5)

				2,953	2,847
DTI Holdco, Inc.		Research & Consulting Services
First Lien Term Loan, SOFR+4.75% cash due 4/26/2029	7.33%		8,000	7,739	7,616	(5)

				7,739	7,616
Eagle Parent Corp.		Industrial Machinery
First Lien Term Loan, SOFR+4.25% cash due 4/1/2029	7.80%		2,985	2,916	2,912	(5)

				2,916	2,912
Establishment Labs Holdings Inc.		Health Care Technology
First Lien Term Loan, 3.00% cash 6.00% PIK due 4/21/2027			10,403	10,260	10,216	(8)(10)
First Lien Delayed Draw Term Loan, 3.00% cash 6.00% PIK due 4/21/2027			—	3	—	(8)(9)(10)

				10,263	10,216
Frontier Communications Holdings, LLC		Integrated Telecommunication Services
First Lien Term Loan, LIBOR+3.75% cash due 10/8/2027	7.44%		1,995	1,953	1,864	(5)(10)
Fixed Rate Bond, 6.00% cash due 1/15/2030			4,017	3,493	3,164	(10)

				5,446	5,028
Gibson Brands, Inc.		Leisure Products
First Lien Term Loan, LIBOR+5.00% cash due 8/11/2028	7.94%		4,967	4,793	4,024	(5)(8)

				4,793	4,024
Grove Hotel Parcel Owner, LLC		Hotels, Resorts & Cruise Lines
First Lien Term Loan, SOFR+8.00% cash due 6/21/2027	11.04%		$17,684	$17,350	$17,374	(5)(8)
First Lien Delayed Draw Term Loan, SOFR+8.00% cash due 6/21/2027			—	(67)	(62)	(5)(8)(9)
First Lien Revolver, SOFR+8.00% cash due 6/21/2027			—	(33)	(31)	(5)(8)(9)

				17,250	17,281

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
Harbor Purchaser Inc.		Education Services
First Lien Term Loan, SOFR+5.25% cash due 4/9/2029	8.38%		8,550	8,197	7,813	(5)

				8,197	7,813
iCIMs, Inc.		Application Software
First Lien Term Loan, SOFR+6.75% cash due 8/18/2028	9.49%		15,164	14,904	14,899	(5)(8)
First Lien Delayed Draw Term Loan, SOFR+6.75% cash due 8/18/2028			—	—	—	(5)(8)(9)
First Lien Revolver, SOFR+6.75% cash due 8/18/2028			—	(25)	(25)	(5)(8)(9)

				14,879	14,874
Impel Neuropharma, Inc.		Health Care Technology
First Lien Revenue Interest Financing Term Loan due 2/15/2031			5,129	5,129	5,129	(8)
First Lien Term Loan, SOFR+8.75% cash due 3/17/2027	12.45%		4,768	4,682	4,682	(5)(8)

				9,811	9,811
Innocoll Pharmaceuticals Limited		Health Care Technology
First Lien Term Loan, 11.00% cash due 1/26/2027			4,316	4,149	4,057	(8)(10)
First Lien Delayed Draw Term Loan, 11.00% cash due 1/26/2027			—	—	—	(8)(9)(10)
36,087 Tranche A Warrant Shares (exercise price $4.23) expiration date 1/26/2029				85	385	(8)(10)

				4,234	4,442
Iris Holding, Inc.		Metal & Glass Containers
First Lien Term Loan, SOFR+4.75% cash due 6/28/2028	7.89%		8,000	7,478	7,376	(5)(10)

				7,478	7,376
Jamestown CLO XII Ltd.		Multi-Sector Holdings
Class D Notes, LIBOR+7.00% cash due 4/20/2032	9.71%		500	389	410	(5)(10)

				389	410
Kings Buyer, LLC		Environmental & Facilities Services
First Lien Term Loan, LIBOR+6.50% cash due 10/29/2027	10.17%		4,852	4,803	4,755	(5)(8)
First Lien Revolver, LIBOR+6.50% cash due 10/29/2027	10.17%		117	111	104	(5)(8)(9)

				4,914	4,859
KKR Apple Bidco, LLC		Airport Services
First Lien Term Loan, SOFR+4.00% cash due 9/22/2028	7.06%		3,000	2,970	2,949	(5)

				2,970	2,949

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
LABL Inc		Office Services & Supplies
First Lien Term Loan, LIBOR+5.00% cash due 10/29/2028	8.12%		8,786	8,366	7,971	(5)

				8,366	7,971
LSL Holdco, LLC		Health Care Distributors
First Lien Term Loan, LIBOR+6.00% cash due 1/31/2028	9.12%		9,134	8,972	8,883	(5)(8)
First Lien Revolver, LIBOR+6.00% cash due 1/31/2028	9.12%		812	794	784	(5)(8)(9)

				9,766	9,667
LTI Holdings, Inc.		Electronic Components
First Lien Term Loan, LIBOR+3.25% cash due 9/6/2025	6.37%		6,964	6,650	6,462	(5)

				6,650	6,462
McAfee Corp.		Systems Software
First Lien Term Loan, SOFR+3.75% cash due 3/1/2029	6.36%		6,983	6,561	6,388	(5)

				6,561	6,388
Mesoblast, Inc.		Biotechnology
First Lien Term Loan, 8.00% cash 1.75% PIK due 11/19/2026			$2,284	$2,105	$2,039	(8)(10)
First Lien Delayed Draw Term Loan, 8.00% cash 1.75% PIK due 11/19/2026			—	—	—	(8)(9)(10)
66,347 Warrant Shares (exercise price $7.26) expiration date 11/19/2028				152	54	(8)(10)

				2,257	2,093
MHE Intermediate Holdings, LLC		Diversified Support Services
First Lien Term Loan, SOFR+6.25% cash due 7/21/2027	9.75%		8,197	8,006	7,911	(5)(8)

				8,006	7,911
Mitchell International, Inc.		Application Software
Second Lien Term Loan, LIBOR+6.50% cash due 10/15/2029	9.57%		4,000	3,786	3,690	(5)

				3,786	3,690
MRI Software LLC		Application Software
First Lien Term Loan, LIBOR+5.50% cash due 2/10/2026	9.17%		4,149	4,076	4,033	(5)(8)
First Lien Delayed Draw Term Loan, LIBOR+5.50% cash due 2/10/2026			—	(13)	(134)	(5)(8)(9)

				4,063	3,899

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
NFP Corp.		Other Diversified Financial Services
Fixed Rate Bond 6.875% cash due 8/15/2028			2,284	2,155	1,785

				2,155	1,785
Nidda BondCo GmbH		Health Care Services
Fixed Rate Bond, 3.50% cash due 9/30/2024			€500	462	446	(10)

				462	446
OEConnection LLC		Application Software
Second Lien Term Loan, LIBOR+7.00% cash due 9/25/2027	10.05%		$5,355	5,263	5,154	(5)(8)

				5,263	5,154
OFSI BSL CLO XI, Ltd.		Multi-Sector Holdings
Class E Notes, SOFR+7.60% cash due 7/18/2031	9.12%		2,500	2,156	2,265	(5)(10)

				2,156	2,265
Park Place Technologies, LLC		Internet Services & Infrastructure
First Lien Term Loan, SOFR+5.00% cash due 11/10/2027	8.13%		1,995	1,936	1,899	(5)

				1,936	1,899
Peloton Interactive, Inc.		Leisure Products
First Lien Term Loan, SOFR+6.50% cash due 5/25/2027	8.35%		7,980	7,674	7,813	(5)(10)

				7,674	7,813
PetSmart LLC		Specialty Stores
First Lien Term Loan, LIBOR+3.75% cash due 2/11/2028	6.87%		1,995	1,875	1,895	(5)

				1,875	1,895
PFNY Holdings, LLC		Leisure Facilities
First Lien Term Loan, LIBOR+7.00% cash due 12/31/2026	9.28%		8,279	8,139	8,196	(5)(8)
First Lien Delayed Draw Term Loan, LIBOR+7.00% cash due 12/31/2026	9.25%		705	692	697	(5)(8)(9)
First Lien Revolver, LIBOR+7.00% cash due 12/31/2026			—	(7)	(4)	(5)(8)(9)

				8,824	8,889
Profrac Holdings II, LLC		Industrial Machinery
First Lien Term Loan, SOFR+8.50% cash due 3/4/2025	10.01%		6,387	6,235	6,259	(5)(8)

				6,235	6,259

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
Radiology Partners Inc.		Health Care Distributors
First Lien Term Loan, LIBOR+4.25% cash due 7/9/2025	7.33%		6,253	5,873	5,297	(5)
Fixed Rate Bond, 9.25% cash due 2/1/2028			1,950	1,938	1,275

				7,811	6,572
Renaissance Holding Corp.		Diversified Banks
First Lien Term Loan, LIBOR+3.25% cash due 5/30/2025	6.37%		$2,238	$2,134	$2,135	(5)

				2,134	2,135
RP Escrow Issuer LLC		Health Care Distributors
Fixed Rate Bond, 5.25% cash due 12/15/2025			333	306	276

				306	276
SM Wellness Holdings, Inc.		Health Care Services
First Lien Term Loan, LIBOR+4.75% cash due 4/17/2028	7.49%		6,430	6,223	6,108	(5)(8)

				6,223	6,108
Southern Veterinary Partners, LLC		Health Care Facilities
First Lien Term Loan, LIBOR+4.00% cash due 10/5/2027	7.12%		3,242	3,096	3,076	(5)

				3,096	3,076
SPX Flow, Inc.		Industrial Machinery
First Lien Term Loan, SOFR+4.50% cash due 4/5/2029	7.63%		9,500	9,105	8,823	(5)

				9,105	8,823
Surgery Center Holdings, Inc.		Health Care Facilities
First Lien Term Loan, LIBOR+3.75% cash due 8/31/2026	6.51%		6,977	6,724	6,639	(5)

				6,724	6,639
Tacala, LLC		Restaurants
Second Lien Term Loan, LIBOR+7.50% cash due 2/4/2028	10.62%		7,310	7,090	6,725	(5)

				7,090	6,725
TIBCO Software Inc.		Application Software
First Lien Term Loan, SOFR+4.50% cash due 3/20/2029	8.15%		8,834	8,039	7,949	(5)

				8,039	7,949
Touchstone Acquisition, Inc.		Health Care Supplies
First Lien Term Loan, LIBOR+6.00% cash due 12/29/2028	9.12%		8,571	8,417	8,400	(5)(8)

				8,417	8,400

Portfolio Company/Type of Investment (1)(2)(3)(4)	Cash Interest Rate (5)	Industry	Principal (6)	Cost	Fair Value	Notes
Uniti Group LP		Specialized REITs
Fixed Rate Bond, 6.50% cash due 2/15/2029			1,750	1,613	1,177	(10)
Fixed Rate Bond, 4.75% cash due 4/15/2028			2,200	1,899	1,743	(10)

				3,512	2,920
Vertiv Group Corporation		Electrical Components & Equipment
Fixed Rate Bond, 4.125% cash due 11/15/2028			1,500	1,258	1,210	(10)

				1,258	1,210
Wellfleet CLO 2022-2, Ltd.		Multi-Sector Holdings
Class E Notes, SOFR+8.56% cash due 10/18/2035	12.17%		1,500	1,440	1,440	(5)(10)

				1,440	1,440
WP CPP Holdings, LLC		Aerospace & Defense
First Lien Term Loan, LIBOR+3.75% cash due 4/30/2025	6.56%		5,730	5,388	5,147	(5)

				5,388	5,147
WWEX Uni Topco Holdings, LLC		Air Freight & Logistics
First Lien Term Loan, LIBOR+4.00% cash due 7/26/2028	7.67%		6,965	6,585	6,363	(5)

				6,585	6,363
Zayo Group Holdings, Inc.		Alternative Carriers
First Lien Term Loan, LIBOR+3.00% cash due 3/9/2027	6.12%		7,000	6,467	5,882	(5)
Fixed Rate Bond, 4.00% cash due 3/1/2027			1,700	1,427	1,368

				7,894	7,250

Total Non-Control/Non-Affiliate Investments (116.9% of net assets)				$444,725	$428,556

Cash and Cash Equivalents (15.9% of net assets)				$58,443	$58,443

Total Portfolio Investments, Cash and Cash Equivalents (132.8% of net assets)				$503,168	$486,999

Derivative Instrument	Notional Amount to be Purchased	Notional Amount to be Sold	Maturity Date	Counterparty	Cumulative Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$187	€178	11/10/2022	Bank of New York Mellon	$13

					$13

(2)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.
(3)	See Note 3 in the accompanying notes to the Consolidated Financial Statements for portfolio composition by geographic region.
(4)	Each of the Company’s investments is pledged as collateral under the Company’s senior secured credit facility.
(5)

Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(6)

The interest rate on the principal balance outstanding for most floating rate loans is indexed to the London Interbank Offered Rate (“LIBOR”), the Secured Overnight Financing Rate (“SOFR”) and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Company has provided the applicable margin over LIBOR or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. All LIBOR shown above is in U.S. dollars unless otherwise noted. As of September 30, 2022, the reference rates for the Company’s variable rate loans were the 30-day LIBOR at 3.12%, the 90-day LIBOR at 3.67%, the 180-day LIBOR at 4.17%, the 360-day LIBOR at 4.78%, the 30-day SOFR at 3.03%, the 90-day SOFR at 3.55% and the 180-day SOFR at 3.98%. Most loans include an interest floor, which generally ranges from 0% to 1%. SOFR based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(7)	Principal includes accumulated payment in kind (“PIK”) interest and is net of repayments, if any.
(8)

Non-Control/Non-Affiliate Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), as investments in companies in which the Company owns more than 25% of the voting securities and/or has the power to exercise control over the management or policies of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.

(9)

As of September 30, 2022, these investments are categorized as Level 3 within the fair value hierarchy established by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and were valued using significant unobservable inputs.

(10)

Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(11)

Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2022, qualifying assets represented 80.0% of the Company’s total assets and non-qualifying assets represented 20.0% of the Company’s total assets.

See notes to Consolidated Financial Statements.

Note 1. Organization

Oaktree Strategic Credit Fund (the “Company”) is a Delaware statutory trust formed on November 24, 2021 and is structured as a non-diversified, closed-end management investment company. On February 3, 2022, the Company elected to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company intends to elect to be treated, and intends to qualify annually thereafter, as a registered investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Effective as of February 3, 2022, the Company is externally managed by Oaktree Fund Advisors, LLC (the “Adviser”) pursuant to an investment advisory agreement (as amended and restated, the “Investment Advisory Agreement”), between the Company and the Adviser. The Adviser is a subsidiary of Oaktree Capital Group, LLC (“OCG”). In 2019, Brookfield Asset Management Inc. (“Brookfield”) acquired a majority economic interest in OCG. OCG operates as an independent business within Brookfield, with its own product offerings and investment, marketing and support teams.

The Company’s investment objective is to generate stable current income and long-term capital appreciation. The Company seeks to meet its investment objective by primarily investing in private debt opportunities.

In connection with its formation, the Company has the authority to issue an unlimited number of common shares of beneficial interest, par value $0.01 per share (“Common Shares”). The Company offers on a continuous basis up to $5.0 billion aggregate offering price of Common Shares (the “Maximum Offering Amount”) pursuant to an offering registered with the Securities and Exchange Commission. The Company offers to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the Maximum Offering Amount. The share classes have different ongoing distribution and/or shareholder servicing fees.

The Company accepted purchase orders and held investors’ funds in an interest-bearing escrow account until the Company received purchase orders for Common Shares of at least $100.0 million, excluding subscriptions by Oaktree Fund GP I, L.P. in respect of the Class I shares purchased by Oaktree Fund GP I, L.P. prior to March 31, 2022, in any combination of purchases of Class S shares, Class D shares and Class I shares.

As of June 1, 2022, the Company had satisfied the minimum offering requirement and the Board had authorized the release of proceeds from escrow. As of September 30, 2022, the Company has issued and sold 13,018,689 Class I shares for an aggregate purchase price of $318.6 million of which, $100.0 million was purchased by an affiliate of the Adviser. As of September 30, 2022, the Company has issued and sold 2,579,984 Class S shares for an aggregate purchase price of $61.6 million.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Regulation S-X. The Company is an investment company following the accounting and reporting guidance in FASB ASC Topic 946, Financial Services—Investment Companies (“ASC 946”).

Use of Estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions affecting amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Changes in the economic and political environments, financial markets and any other parameters used in determining these estimates could cause actual results to differ and such differences could be material. Significant estimates include the valuation of investments and revenue recognition.

Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiary. The consolidated subsidiary is wholly-owned and, as such, consolidated into the consolidated financial statements. The assets of the consolidated subsidiary are not directly available to satisfy the claims of the creditors of the Company. As an investment company, portfolio investments held by the Company are not consolidated into the consolidated financial statements but rather are included on the Consolidated Statement of Assets and Liabilities as investments at fair value.

Fair Value Measurements:

Our Adviser, as the valuation designee of our Board pursuant to Rule 2a-5 under the Investment Company Act, determines the fair value of our assets on at least a quarterly basis in accordance with ASC 820. ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•

Level 3 — Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of the Company’s investments for which quotations are available. In determining the fair value of a particular investment, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.

The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process. Generally, the Adviser does not adjust any of the prices received from these sources.

If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that the Company is deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. the Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

In December 2020, the SEC adopted Rule 2a-5 under the Investment Company Act. Rule 2a-5 permits boards of registered investment companies and Business Development Companies to either (i) choose to continue to determine fair value in good faith, or (ii) designate a valuation designee tasked with determining fair value in good faith, subject to the board’s oversight. The Company’s Board of Trustees has designated the Adviser to serve as its valuation designee effective September 8, 2022.

The Adviser undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Adviser’s valuation team;

•	Preliminary valuations are then reviewed and discussed with management of the Adviser;

•

Separately, independent valuation firms prepare valuations of the Company’s investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to the Company and provide such reports to the Adviser;

•	The Adviser compares and contrasts its preliminary valuations to the valuations of the independent valuation firms and prepares a valuation report for the Audit Committee;

•

The Audit Committee reviews the valuation report with the Adviser, and the Adviser responds and supplements the valuation report to reflect any discussions between the Adviser and the Audit Committee; and

•	The Adviser, as valuation designee, determines the fair value of each investment in the Company’s portfolio.

The fair value of the Company’s investments as of September 30, 2022 was determined by the Adviser, as the Company’s valuation designee. The Company has and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of its portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.

When the Company determines its net asset value as of the last day of a month that is not also the last day of a calendar quarter, the Company intends to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to the Company’s valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Company’s valuation policy. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to the Company using a range of values from an independent valuation firm.

With the exception of the line items entitled “deferred financing costs,” “deferred offering costs,” “other assets,” “deferred tax liability,” and “credit facility payable,” which are reported at amortized cost, all assets and liabilities on the Consolidated Statement of Assets and Liabilities approximate fair value. The carrying value of the line items titled “due from affiliates,” “interest receivable,” “receivables from unsettled transactions,” “accounts payable, accrued expenses and other liabilities,” “dividends payable,” “interest payable,” “payables from unsettled transactions” and “due to affiliates” approximate fair value due to their short maturities.

Foreign Currency Translation:

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the prevailing foreign exchange rate on the reporting date. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company’s investments in foreign securities may involve certain risks, including foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Derivative Instruments:

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to reduce the Company’s exposure to fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts are recorded within derivative assets or derivative liabilities on the Consolidated Statement of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date. The Company does not utilize hedge accounting with respect to foreign currency forward contracts and as such, the Company recognizes its foreign currency forward contracts at fair value with changes included in the net unrealized appreciation (depreciation) on the Consolidated Statement of Operations.

Secured Borrowings:

Securities sold and simultaneously repurchased at a premium are reported as financing transactions in accordance with FASB ASC Topic 860, Transfers and Servicing (“ASC 860”). Amounts payable to the counterparty are due on the repurchase settlement date and, excluding accrued interest, such amounts are presented in the accompanying Consolidated Statement of Assets and Liabilities as secured borrowings. Premiums payable are separately reported as accrued interest.

Investment Income:

Interest Income

Interest income, adjusted for accretion of original issue discount (“OID”), is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. Investments that are expected to pay regularly scheduled interest in cash are generally placed on non-accrual status when there is reasonable doubt that principal or interest cash payments will be collected. Cash interest payments received on investments may be recognized as income or a return of capital depending upon management’s judgment. A non-accrual investment is restored to accrual status if past due principal and interest are paid in cash, and the portfolio company, in management’s judgment, is likely to continue timely payment of its remaining obligations. As of September 30, 2022, there were no investments on non-accrual status.

In connection with its investment in a portfolio company, the Company sometimes receives nominal cost equity that is valued as part of the negotiation process with the portfolio company. When the Company receives nominal cost equity, the Company allocates its cost basis in the investment between debt securities and the nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.

For the Company’s secured borrowings, the interest earned on the entire loan balance is recorded within interest income and the interest earned by the counterparty is recorded within interest expense in the Consolidated Statement of Operations.

PIK Interest Income

The Company’s investments in debt securities may contain PIK interest provisions. PIK interest, which generally represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. The Company generally ceases accruing PIK interest if there is insufficient value to support the accrual or if the Company does not expect the portfolio company to be able to pay all principal and interest due. The Company’s decision to cease accruing PIK interest on a loan or debt security involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; financial statements and financial projections for the portfolio company; the Company’s assessment of the portfolio company’s business development success; information obtained by the Company in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. The Company’s determination to cease accruing PIK interest is generally made well before the Company’s full write-down of a loan or debt security. In addition, if it is subsequently determined that the Company will not be able to collect any previously accrued PIK interest, the fair value of the loans or debt securities would be reduced by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on the Company’s debt investments increases the recorded cost bases of these investments in the consolidated financial statements including for purposes of computing the capital gains incentive fee payable by the Company to the Adviser. To maintain its status as a RIC, certain income from PIK interest may be required to be distributed to the Company’s shareholders, even though the Company has not yet collected the cash and may never do so.

Fee Income

The Adviser or its affiliates may provide financial advisory services to portfolio companies in connection with structuring a transaction and in return the Company may receive fees for capital structuring services. These fees are generally nonrecurring and are recognized by the Company upon the investment closing date. The Company may also receive additional fees in the ordinary course of business, including servicing, amendment, and prepayment fees, which are classified as fee income and recognized as they are earned or the services are rendered.

The Company has also structured exit fees across certain of its portfolio investments to be received upon the future exit of those investments. These fees are typically paid to the Company upon the earliest to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. These fees are included in net investment income over the life of the loan.

Dividend Income

The Company generally recognizes dividend income on the ex-dividend date for public securities and the record date for private equity investments. Distributions received from private equity investments are evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from private equity investments as dividend income unless there are sufficient earnings at the portfolio company prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Cash and Cash Equivalents:

Cash and cash equivalents consist of demand deposits and highly liquid investments with maturities of three months or less, when acquired. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Cash and cash equivalents are included on the Company’s Consolidated Schedule of Investments and cash equivalents are classified as Level 1 assets.

Receivables/Payables from Unsettled Transactions:

Receivables/payables from unsettled transactions consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date.

Deferred Financing Costs:

Deferred financing costs consist of fees and expenses paid in connection with the closing or amending of credit facilities. Deferred financing costs incurred in connection with credit facilities are capitalized as an asset when incurred. Deferred financing costs incurred in connection with all other debt arrangements are a direct deduction from the related debt liability when incurred. Deferred financing costs are amortized using the effective interest method over the term of the respective debt arrangement. This amortization expense is included in interest expense in the Company’s Consolidated Statement of Operations. Upon early termination or modification of a credit facility, all or a portion of unamortized fees related to such facility may be accelerated into interest expense.

Organization and Offering Costs:

Costs associated with the organization of the Company will be expensed as incurred. Costs associated with the offering of Common Shares of the Company are capitalized as “deferred offering costs” on the Consolidated Statement of Assets and Liabilities and amortized over a twelve-month period from incurrence.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company expensed organization costs of $550. As of September 30, 2022, the Company incurred $3,168 of offering costs which were capitalized. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company amortized offering costs of $1,036.

Allocation of Income, Expenses, Gains and Losses:

Income, expenses (other than those attributable to a specific class), gains and losses are allocated to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Distributions:

To the extent that the Company has taxable income available, the Company intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including distribution and shareholder servicing fees, if any.

Income Taxes:

On February 3, 2022, the Company elected to be regulated as a BDC under the Investment Company Act. The Company also intends to elect to be treated as a RIC under the Code as soon as reasonably practicable. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

The Company holds certain portfolio investments through a taxable subsidiary. The purpose of the Company’s taxable subsidiary is to permit the Company to hold equity investments in portfolio companies which are “pass through” entities for U.S. federal income tax purposes in order to comply with the RIC tax requirements. The taxable subsidiary is consolidated for financial reporting purposes, and portfolio investments held by it are included in the Company’s consolidated financial statements as portfolio investments and recorded at fair value. The taxable subsidiary is not consolidated with the Company for U.S. federal income tax purposes and may generate income tax expense, or benefit, and the related tax assets and liabilities, as a result of their ownership of certain portfolio investments. This income tax expense, if any, would be reflected in the Company’s Consolidated Statement of Operations. The Company uses the liability method to account for its taxable subsidiary’s income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating loss carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The guidance is effective from March 12, 2020 through December 31, 2022. As of September 30, 2022, the adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

Note 3. Portfolio Investments

Portfolio Composition

As of September 30, 2022, the fair value of the Company’s investment portfolio was $428.6 million and was composed of investments in 81 portfolio companies.

As of September 30, 2022, the Company’s investment portfolio consisted of the following:

	September 30, 2022
Cost:		% of Total Investments
Senior Secured Debt	$415,550	93.44%
Subordinated Debt	22,136	4.98%
Preferred Equity	6,023	1.35%
Common Equity and Warrants	1,016	0.23%

Total	$444,725	100.00%

	September 30, 2022
Fair Value:		% of Total Investments	% of Net Assets
Senior Secured Debt	$402,658	93.96%	109.80%
Subordinated Debt	19,378	4.52%	5.28%
Preferred Equity	5,497	1.28%	1.50%
Common Equity and Warrants	1,023	0.24%	0.28%

Total	$428,556	100.00%	116.86%

The composition of the Company’s debt investments as of September 30, 2022 by floating rates and fixed rates was as follows:

	September 30, 2022
	Fair Value	% of Debt Investments
Floating rate	$369,698	87.60%
Fixed rate	52,338	12.40%

Total	$422,036	100.00%

The geographic composition of the Company’s portfolio is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business. The following tables show the portfolio composition by geographic region at cost as a percentage of total investments and at fair value as a percentage of total investments and net assets:

	September 30, 2022
Cost:		% of Debt Investments
United States	$404,169	90.88%
Costa Rica	10,263	2.31%
Switzerland	10,096	2.27%
Ireland	5,610	1.26%
Germany	5,352	1.20%
India	4,925	1.11%
France	4,590	1.03%
United Kingdom	(280)	(0.06)%

Total	$444,725	100.00%

	September 30, 2022
Fair Value:		% of Total Investments	% of Net Assets
United States	$389,448	90.88%	106.20%
Costa Rica	10,216	2.38%	2.79%
Switzerland	9,947	2.32%	2.71%
Ireland	5,865	1.37%	1.60%
Germany	5,203	1.21%	1.42%
France	4,231	0.99%	1.15%
India	3,646	0.85%	0.99%
United Kingdom	—	—%	—%

Total	$428,556	100.00%	116.86%

The composition of the Company’s portfolio by industry at cost as a percentage of total investments and at fair value as a percentage of total investments and net assets as of September 30, 2022 was as follows:

	September 30, 2022
Cost:		% of Total Investments
Application Software	$45,532	10.21%
Health Care Technology	30,001	6.75%
Health Care Distributors	25,017	5.63%
Systems Software	19,190	4.32%
Industrial Machinery	18,256	4.11%
Hotels, Resorts & Cruise Lines	17,250	3.88%
Diversified Support Services	15,858	3.57%
Education Services	15,462	3.48%
Distributors	12,702	2.86%
Leisure Products	12,467	2.80%
Biotechnology	12,353	2.78%
Property & Casualty Insurance	11,431	2.57%
Integrated Telecommunication Services	10,036	2.26%
Health Care Facilities	9,820	2.21%
Cable & Satellite	9,055	2.04%
Leisure Facilities	8,824	1.98%
Health Care Supplies	8,417	1.89%
Office Services & Supplies	8,366	1.88%
Alternative Carriers	7,894	1.78%
Other Diversified Financial Services	7,765	1.75%
Research & Consulting Services	7,739	1.74%
Metal & Glass Containers	7,478	1.68%
Advertising	7,232	1.63%
Restaurants	7,090	1.59%
Data Processing & Outsourced Services	6,780	1.52%
Consumer Finance	6,776	1.52%
Health Care Services	6,685	1.50%
Electronic Components	6,650	1.50%
Air Freight & Logistics	6,585	1.48%
Personal Products	5,802	1.30%
Aerospace & Defense	5,388	1.21%
Trading Companies & Distributors	5,331	1.20%
Multi-Sector Holdings	5,311	1.19%
Environmental & Facilities Services	4,914	1.10%
Internet & Direct Marketing Retail	4,890	1.10%
Paper Packaging	4,815	1.08%
IT Consulting & Other Services	4,534	1.02%
Pharmaceuticals	4,463	1.00%
Oil & Gas Refining & Marketing	3,950	0.89%
Diversified Metals & Mining	3,817	0.86%
Specialized Finance	3,635	0.82%
Specialized REITs	3,512	0.79%
Electrical Components & Equipment	3,368	0.76%
Airport Services	2,970	0.67%
Paper Products	2,953	0.66%
Diversified Banks	2,134	0.48%
Internet Services & Infrastructure	1,936	0.44%
Specialty Stores	1,875	0.42%
Automotive Retail	696	0.16%
Insurance Brokers	(280)	(0.06)%

Total	$444,725	100.00%

	September 30, 2022
Fair Value:		% of Total Investments	% of Net Assets
Application Software	$43,357	10.12%	11.84%
Health Care Technology	29,636	6.92%	8.08%
Health Care Distributors	23,623	5.51%	6.44%
Systems Software	18,159	4.24%	4.95%
Industrial Machinery	17,994	4.20%	4.91%
Hotels, Resorts & Cruise Lines	17,281	4.03%	4.71%
Diversified Support Services	15,552	3.63%	4.24%
Education Services	14,706	3.43%	4.01%
Distributors	12,443	2.90%	3.39%
Biotechnology	12,040	2.81%	3.28%
Leisure Products	11,837	2.76%	3.23%
Property & Casualty Insurance	9,968	2.33%	2.72%
Health Care Facilities	9,715	2.27%	2.65%
Integrated Telecommunication Services	9,259	2.16%	2.52%
Leisure Facilities	8,889	2.07%	2.42%
Cable & Satellite	8,747	2.04%	2.39%
Health Care Supplies	8,400	1.96%	2.29%
Office Services & Supplies	7,971	1.86%	2.17%
Other Diversified Financial Services	7,650	1.79%	2.09%
Research & Consulting Services	7,616	1.78%	2.08%
Metal & Glass Containers	7,376	1.72%	2.01%
Alternative Carriers	7,250	1.69%	1.98%
Advertising	6,992	1.63%	1.91%
Restaurants	6,725	1.57%	1.83%
Data Processing & Outsourced Services	6,581	1.54%	1.79%
Health Care Services	6,554	1.53%	1.79%
Electronic Components	6,462	1.51%	1.76%
Air Freight & Logistics	6,363	1.48%	1.74%
Consumer Finance	6,211	1.45%	1.69%
Personal Products	5,530	1.29%	1.51%
Multi-Sector Holdings	5,441	1.27%	1.48%
Aerospace & Defense	5,147	1.20%	1.40%
Environmental & Facilities Services	4,859	1.13%	1.32%
Trading Companies & Distributors	4,784	1.12%	1.30%
Paper Packaging	4,784	1.12%	1.30%
Internet & Direct Marketing Retail	4,757	1.11%	1.30%
Pharmaceuticals	4,449	1.04%	1.21%
Oil & Gas Refining & Marketing	3,990	0.93%	1.09%
Diversified Metals & Mining	3,706	0.86%	1.01%
Specialized Finance	3,635	0.85%	0.99%
IT Consulting & Other Services	3,589	0.84%	0.98%
Electrical Components & Equipment	3,319	0.77%	0.91%
Airport Services	2,949	0.69%	0.80%
Specialized REITs	2,920	0.68%	0.80%
Paper Products	2,847	0.66%	0.78%
Diversified Banks	2,135	0.50%	0.58%
Internet Services & Infrastructure	1,899	0.44%	0.52%
Specialty Stores	1,895	0.44%	0.52%
Automotive Retail	564	0.13%	0.15%

Total	$428,556	100.00%	116.86%

Fair Value Measurements

The following table presents the financial instruments carried at fair value as of September 30, 2022 on the Company’s Consolidated Statement of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Senior secured debt	$—	$249,589	$153,069	$402,658
Subordinated debt	—	16,075	3,303	19,378
Common equity and Warrants	—	—	1,023	1,023
Preferred equity	—	—	5,497	5,497

Total investments at fair value	$—	$265,664	$162,892	$428,556

Derivative assets	$—	$13	$—	$13

Total assets at fair value	$—	$265,677	$162,892	$428,569

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are significant to the overall fair value measurement. However, Level 3 financial instruments typically have both unobservable or Level 3 components and observable components (i.e. components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology.

The principal value of the borrowings outstanding under the ING Credit Agreement approximates fair value due to its variable rate and is included in Level 3 of the hierarchy.

The following table provides a roll-forward of the changes in fair value from December 10, 2021 to September 30, 2022, for all investments for which the Company determined fair value using unobservable (Level 3) factors:

	Senior Secured Debt	Subordinated Debt	Preferred Equity	Common Equity and Warrants	Total
Purchases	$168,491	$3,303	$6,024	$1,045	$178,863
Sales and repayments	(14,701)	—	—	(28)	(14,729)
Capitalized PIK interest income	701	—	—	—	701
Accretion of OID	471	—	—	—	471
Net unrealized appreciation (depreciation)	(1,893)	—	(527)	6	(2,414)

Fair value as of September 30, 2022	$153,069	$3,303	$5,497	$1,023	$162,892

Net unrealized appreciation (depreciation) relating to Level 3 assets still held at September 30, 2022 and reported within net unrealized appreciation (depreciation) in the Consolidated Statement of Operations for the period from December 10, 2021 (commencement of operations) to September 30, 2022	$(1,893)	$—	$(527)	$6	$(2,414)

Significant Unobservable Inputs for Level 3 Investments

The following table provides quantitative information related to the significant unobservable inputs for Level 3 investments, which were carried at fair value as of September 30, 2022:

Asset	Fair Value	Valuation Technique	Unobservable Input	Range					Weighted Average (a)
Senior secured debt	$132,827	Market Yield	Market Yield	(b	)	11.0%	-	16.0%	12.5%
	20,242	Broker Quotations	Broker Quoted Price	(d	)	N/A	-	N/A	N/A
Subordinated debt	3,303	Market Yield	Market Yield	(b	)	9.0%	-	11.0%	10.0%
Common equity and Warrants & preferred equity	612	Enterprise Value	Revenue Multiple	(e	)	7.6x	-	10.1x	8.1x
	5,576	Enterprise Value	EBITDA Multiple	(e	)	9.8x	-	15.5x	15.1x
	332	Transaction Precedent	Transaction Price	(c	)	N/A	-	N/A	N/A

Total	$162,892

(a)	Weighted averages are calculated based on fair value of investments.
(b)	Used when market participant would take into account market yield when pricing the investment.
(c)	Used when there is an observable transaction or pending event for the investment.
(d)

The Adviser generally uses prices provided by an independent pricing service which are non-binding indicative prices on or near the valuation date as the primary basis for the fair value determinations for quoted senior secured debt investments. Since these prices are non-binding, they may not be indicative of fair value. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated.

(e) Used when market participant would use such multiple when pricing the investment.

Note 4. Fee Income

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company recorded total fee income of $178, of which $75, was recurring in nature. Recurring fee income consisted of servicing fees and exit fees.

Note 5. Share Data and Distributions

Changes in Net Assets

The following table presents the changes in net assets for the period from December 10, 2021 (commencement of operations) to September 30, 2022:

	Common Shares
(Share amounts in thousands)	Shares	Par Value	Additional Paid-in-Capital	Accumulated Distributable Earnings (Loss)	Total Net Assets
Issuance of Common Shares	15,598	$156	$380,051	$—	$380,207
Issuance of Common Shares under dividend reinvestment plan	30	—	595	—	595
Net investment income	—	—	—	9,985	9,985
Net unrealized appreciation (depreciation)	—	—	—	(16,155)	(16,155)
Net realized gains (losses)	—	—	—	90	90
Provision for income tax (expense) benefit	—	—	—	(123)	(123)
Distributions to shareholders				(7,872)	(7,872)

Balance at September 30, 2022	15,628	$156	$380,646	$(14,075)	$366,727

Capital Activity

In connection with its formation, the Company has the authority to issue an unlimited number of Class I, Class S and Class D common shares of beneficial interest at $0.01 per share par value. As of September 30, 2022, the Company has issued and sold 13,018,689 Class I shares for an aggregate purchase price of $318.6 million. As of September 30, 2022, the Company has issued and sold 2,579,984 Class S shares for an aggregate purchase price of $61.6 million.

The following table summarizes transactions in common shares of beneficial interest for the period from December 10, 2021 (commencement of operations) to September 30, 2022:

	Shares	Amount
Class I
Issuance of Common Shares	13,018,689	$318,578
Issuance of Common Shares under dividend reinvestment plan	21,337	393

Net increase (decrease)	13,040,026	$318,971

Class S
Issuance of Common Shares	2,579,984	$61,629
Issuance of Common Shares under dividend reinvestment plan	8,418	202

Net increase (decrease)	2,588,402	$61,831

Total net increase (decrease)	15,628,428	$380,802

Net Asset Value per Share and Offering Price

The Company determines NAV per share for each class of shares as of the last calendar day of each month. Share issuances pursuant to accepted monthly subscriptions are effective the first calendar day of each month. Shares are issued and sold at a purchase price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table summarizes each month-end NAV per share for Class I and Class S shares utilized as the purchase price for shares issued and sold after the Company broke escrow:

	Class I Shares	Class S Shares
May 31, 2022	$24.32	—
June 30, 2022	$23.71	—
July 31, 2022	$23.98	$23.98
August 31, 2022	$24.03	$24.03
September 30, 2022	$23.47	$23.47

Distributions

The Board authorizes and declares monthly distribution amounts per share of Class I and Class S common shares of beneficial interest. The following table presents distributions that were declared during the period ended September 30, 2022:

			Class I
Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
March 3, 2022	March 4, 2022	March 7, 2022	$0.3200	$768
July 20, 2022	July 31, 2022	August 29, 2022	0.1640	1,975
August 22, 2022	August 31, 2022	September 28, 2022	0.1670	2,092
September 23, 2022	September 30, 2022	October 31, 2022	0.1700	2,218

			$0.8210	$7,053

			Class S
Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
July 20, 2022	July 31, 2022	August 29, 2022	$0.1472	$151
August 22, 2022	August 31, 2022	September 28, 2022	0.1500	272
September 23, 2022	September 30, 2022	October 31, 2022	0.1530	396

			$0.4502	$819

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan, pursuant to which the Company will reinvest all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of the Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Character of Distributions

The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.

Through September 30, 2022, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement avoids distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based solely on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.

Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables reflect the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares for the period from December 10, 2021 (commencement of operations) to September 30, 2022:

	Class I		Class S
Source of Distribution	Per Share	Amount	Per Share	Amount
Net investment income	$0.8210	$7,053	$0.4502	$819
Net realized gains	—	—	—	—

Total	$0.8210	$7,053	$0.4502	$819

Share Repurchase Program

At the discretion of the Board of Trustees, the Company commenced during the quarter ended September 30, 2022 a share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. The Board may amend or suspend the share repurchase program at any time if it deems such action to be in the best interest of shareholders. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the Investment Company Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase program, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers as of the last calendar day of that quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

On September 12, 2022, the Company’s initial tender offer under its share repurchase program expired. There were no share repurchases during the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Note 6. Borrowings

ING Credit Agreement

On March 25, 2022 (the “ING Closing Date”), the Company entered into a senior secured revolving credit agreement (the “ING Credit Agreement”) among the Company, as borrower, the lenders party thereto, and ING Capital LLC (“ING”), as administrative agent.

Effective on and as of May 25, 2022, the Company entered into an incremental commitment and assumption agreement (the “Incremental Commitment and Assumption Agreement”) among the Company, as borrower, the subsidiary guarantor party thereto (the “Subsidiary Guarantor”), ING, as administrative agent and issuing bank, Sumitomo Mitsui Banking Corporation and MUFG Bank, LTD, (together with Sumitomo Mitsui Banking Corporation, the “Assuming Lenders”). Pursuant to the Incremental Commitment and Assumption Agreement, among other things, each Assuming Lender (i) became a Lender (as defined in the ING Credit Agreement) under the ING Credit Agreement and (ii) agreed to make a Commitment (as defined in the ING Credit Agreement) to the Company in the amount of $150 million. The Incremental Commitment and Assumption Agreement increased the aggregate amount of Commitments under the ING Credit Agreement from $150 million to $450 million (the “Maximum Commitment”), subject to the lesser of (i) a borrowing base and (ii) the Maximum Commitment, and provided that, with respect to any lender, its individual commitment is not exceeded. The revolving credit facility has a four year availability period (the “Availability Period”) during which loans may be made and the ING Credit Agreement has a stated maturity dated that is five years from the ING Closing Date (the “Maturity Date”). Following the Availability Period the Company will be required in certain circumstances to prepay loans prior to the Maturity Date. The ING Credit Agreement provides for the issuance of letters of credit during the Availability Period in an aggregate amount of $25 million. Borrowing under the ING Credit Agreement may be used for general corporate purposes, including making investments and permitted distributions.

All obligations under the ING Credit Agreement are secured by a first-priority security interest (subject to certain exceptions) in substantially all of the present and future property and assets of the Company and of the sole current and certain future subsidiaries of the Company and guaranteed by such subsidiaries.

Borrowings under the ING Credit Agreement shall be denominated in U.S. Dollars and bear interest at a rate per annum equal to either (1) SOFR, as adjusted, plus 1.875% per annum or (2) the alternative base rate (which is the greatest of the (a) prime rate, (b) the federal funds effective rate plus 1⁄2 of 1%, (c) the overnight bank funding rate plus 1⁄2 of 1%, (d) certain rates based on SOFR and (e) 0) (“ABR”) plus 0.875% per annum. The Company may elect either an ABR or SOFR borrowing at each drawdown request, and loans may be converted from one rate to another at any time at the Company’s option, subject to certain conditions. The Company will pay a commitment fee at a rate of 0.375% per annum on the daily unused portion of the aggregate commitments under the ING Credit Agreement.

At any time during the Availability Period, the Company may propose an increase in the Maximum Commitment to an amount not to exceed the greater of (a) $750.0 million and (b) 150% of shareholders’ equity as of the date on which such increased amount is to be effective, subject to certain conditions, including the consent of the lenders to increase their commitments and of ING.

The Company has made customary representations and warranties and is required to comply with various affirmative and negative covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowings under the ING Credit Agreement are subject to the leverage restrictions contained in the Investment Company Act.

The ING Credit Agreement contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, ING may terminate the commitments and declare the outstanding loans and all other obligations under the ING Credit Agreement immediately due and payable.

As of September 30, 2022, the Company had $75.0 million outstanding under the ING Credit Agreement. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company’s borrowings under the ING Credit Agreement bore interest at a weighted average rate of 3.76%. The Company recorded $2,285 of interest expense (inclusive of fees), related to the ING Credit Agreement for the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Secured Borrowings

As of September 30, 2022, the Company repaid all secured borrowings outstanding. The Company’s secured borrowings bore interest at a weighted average rate of 3.00% for the period from December 10, 2021 (commencement of operations) to September 30, 2022. The Company recorded $256 of interest expense in connection with secured borrowings for the period from December 10, 2021 (commencement of operations) to September 30, 2022.

Note 7. Taxable/Distributable Income

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to unrealized appreciation (depreciation) on investments and foreign currency, as gains and losses are not included in taxable income until they are realized.

Presented below is a reconciliation of net increase (decrease) in net assets resulting from operations to taxable income for the period from December 10, 2021 (commencement of operations) to September 30, 2022:

For the period from December 10, 2021 (commencement of operations) to September 30, 2022
Net increase (decrease) in net assets resulting from operations	$(6,203)
Net unrealized (appreciation) depreciation	16,155
Other book/tax differences	(219)

Taxable income (1)	$9,733

(1)

The Company’s taxable income for the period from December 10, 2021 (commencement of operations) to September 30, 2022 is an estimate and will not be finally determined until the Company files its tax return for the fiscal year ending September 30, 2022. The final taxable income may be different than the estimate.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company recognized a total provision for income tax expense of $123, which was comprised of a deferred income tax expense of $44 that resulted from unrealized appreciation on an investment held by a wholly-owned taxable subsidiary and a current tax expense of $79.

As of September 30, 2022, the Company’s last tax year end, the components of accumulated overdistributed earnings on a tax basis were as follows:

Undistributed ordinary income, net	$1,294
Net realized capital losses	566
Unrealized losses, net	(15,935)

Accumulated overdistributed earnings	$(14,075)

The aggregate cost of investments for U.S. federal income tax purposes was $444.5 million as of September 30, 2022. As of September 30, 2022, the aggregate gross unrealized appreciation for all investments in which there was an excess of value over cost for U.S. federal income tax purposes was $1.8 million. As of September 30, 2022, the aggregate gross unrealized depreciation for all investments in which there was an excess of cost for U.S. federal income tax purposes over value was $17.7 million. Net unrealized depreciation based on the aggregate cost of investments for U.S. federal income tax purposes was $15.9 million.

Note 8. Concentration of Credit Risks

The Company deposits its cash with financial institutions and at times such balances may be in excess of the FDIC insurance limit. The Company limits its exposure to credit loss by depositing its cash with high credit quality financial institutions and monitoring their financial stability.

Note 9. Related Party Transactions

Investment Advisory Agreement

Effective as of February 3, 2022, the Company has entered into the Investment Advisory Agreement with the Adviser. The Company will pay the Adviser a fee for its services consisting of two components: a management fee and an incentive fee.

Management Fee

Under the Investment Advisory Agreement, the management fee is payable monthly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of calculating the management fee, net assets means the Company’s total net assets determined on a consolidated basis in accordance with GAAP. For the first calendar month in which the Company has operations, net assets will be measured as of June 1, 2022, the date on which the Company broke escrow. In addition, the Adviser waived its management fee through November 2022, the first six months following June 1, 2022, the date on which the Company broke escrow for its continuous offering. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, base management fees representing $1,359 were fully waived.

Incentive Fee

The Incentive Fee consists of two parts: the Investment Income Incentive Fee and the Capital Gains Incentive Fee (each defined below) (collectively referred to as the “Incentive Fee”).

Investment Income Incentive Fee

The Investment Income Incentive Fee is calculated based on the Company’s Pre-Incentive Fee Net Investment Income, which means consolidated interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the Incentive Fee and any distribution and/or shareholder servicing fees).

Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero-coupon securities), accrued income that has not yet been received in cash. For the avoidance of doubt, Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of any expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a hurdle of 1.25% per quarter (5.0% annualized) (the “Hurdle Rate”). The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

•

Hurdle Rate Return: No incentive fee based on Pre-Incentive Fee Net Investment Income in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate;

•

Catch-Up: 100% of the Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than a 1.4286% (5.714% annualized) rate of return in any such calendar quarter (the “Catch-Up”), which is intended to provide the Adviser with approximately 12.5% of the Pre-Incentive Fee Net Investment Income as if the Hurdle Rate did not apply, if the Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate in any calendar quarter; and

•

87.5/12.5 Split: 12.5% of the Pre-Incentive Fee Net Investment Income, if any, that exceeds a 1.4286% (5.714% annualized) rate of return in such calendar quarter so that once the Hurdle Rate is reached and the Catch-Up is achieved, 12.5% of the Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser.

The Adviser waived the Investment Income Incentive Fee through November 2022, the first six months following June 1, 2022, the date on which the Company broke escrow for its continuous offering.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Investment Income Incentive Fee representing $763 was fully waived.

Capital Gains Incentive Fee

In addition to the Investment Income Incentive Fee described above, commencing on September 30, 2022, the Adviser is entitled to receive a Capital Gains Incentive Fee (as defined below). The Capital Gains Incentive Fee is determined and payable in arrears as of the end of each fiscal year. The Capital Gains Incentive Fee is equal to 12.5% of the realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid Capital Gains Incentive Fee, provided, that the Capital Gains Incentive Fee determined as of September 30, 2022 is calculated for a period of shorter than 12 calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from the date of inception through the end of the fiscal year 2022 (the “Capital Gains Incentive Fee”). The payment obligation with respect to the Capital Gains Incentive Fee is allocated in the same manner across the Class S shares, Class D shares and Class I shares.

Although the Capital Gains Incentive Fee due to the Adviser is not payable until it is contractually due based on the Investment Advisory Agreement, the Company accrues this component at the end of each reporting period based on the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of each reporting period, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid Capital Gains Incentive Fee, as contractually included in the calculation of the Capital Gains Incentive Fee, plus the cumulative amount of unrealized capital appreciation. If such amount is positive at the end of a period, then the Company will accrue an incentive fee equal to 12.5% of such amount. If such amount is negative, then there will be no accrual for such period or an appropriate reduction in any amount previously accrued. U.S. GAAP requires that the Capital Gains Incentive Fee accrual consider cumulative unrealized capital appreciation in the calculation, as a Capital Gains Incentive Fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that such unrealized capital appreciation will be realized in the future. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, there was no accrued Capital Gains Incentive Fee.

Administration Agreement

Effective as of February 3, 2022, the Company has entered into an Administration Agreement (as amended and restated, the “Administration Agreement”) with Oaktree Fund Administration, LLC (the “Administrator”), an affiliate of the Adviser. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities (certain of which are located in buildings owned by a Brookfield affiliate), equipment and clerical, bookkeeping and recordkeeping services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that the Company is required to maintain and preparing reports to shareholders and reports filed with the SEC. In addition, the Administrator assists the Company in determining and publishing the NAV, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to the Company’s shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to the Company by others.

Payments under the Administration Agreement are equal to an amount that reimburses the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement and providing personnel and facilities. The Company bears all of the costs and expenses of any sub-administration agreements that the Administrator enters into.

For the avoidance of doubt, the Company bears its allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of the Company’s officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to the Company (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company. The Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the Company’s business and affairs and to acting on the Company’s behalf). The Company’s Board reviews the fees payable under the Administration Agreement to determine that these fees are reasonable and comparable to administrative services charged by unaffiliated third parties.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Company incurred $332 of expenses under the Administration Agreement of which $207 was included in administrator expense, $44 was included in general and administrative expenses and $81 was included in organization expenses and amortization of offering costs on the Consolidated Statement of Operations.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement is effective as of February 3, 2022. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the independent Trustees. The Company may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the Investment Company Act and related SEC guidance and interpretations.

Distribution Manager Agreement

Effective as of February 3, 2022, the Company has entered into a Distribution Manager Agreement (as amended and restated, the “Distribution Manager Agreement”) with Brookfield Oaktree Wealth Solutions LLC (the “Distribution Manager”), an affiliate of the Adviser. Under the terms of the Distribution Manager Agreement, the Distribution Manager serves as the distribution manager for the Company’s initial offering of Common Shares. The Distribution Manager is entitled to receive distribution and/or shareholder servicing fees monthly in arrears at an annual rate of 0.85% of the value of the Company’s net assets attributable to Class S shares as of the beginning of the first calendar day of the month. The Distribution Manager is entitled to receive distribution and/or shareholder servicing fees monthly in arrears at an annual rate of 0.25% of the value of the Company’s net assets attributable to Class D shares as of the beginning of the first calendar day of the month. No distribution and/or shareholding servicing fees are paid with respect to Class I shares. The distribution and/or shareholder servicing fees are payable to the Distribution Manager, but the Distribution Manager anticipates that all or a portion of the shareholder servicing fees will be retained by, or reallowed (paid) to, participating broker-dealers.

The Company will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) a merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets or (iii) the date following the completion of the primary portion of the initial offering on which, in the aggregate, underwriting compensation from all sources in connection with the initial offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from the initial offering. In addition, as required by exemptive relief allowing the Company to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Distribution Manager or the applicable selling agent), the Company will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

The Distribution Manager is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Either party may terminate the Distribution Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Distribution Manager Agreement. The Company’s obligations under the Distribution Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares will survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Expense Support and Conditional Reimbursement Agreement

Effective as of February 3, 2022, the Company has entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest or distribution and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Adviser made Expense Payments in the amount of $1,586. For the period from December 10, 2021 (commencement of operations) to September 30, 2022, the Adviser waived its right to receive a Reimbursement Payment from the Company and as of September 30, 2022 no Reimbursement Payments were made to the Adviser.

Note 10. Financial Highlights

	For the period from December 10, 2021 (commencement of operations) to September 30, 2022
	Class I	Class S(7)
Net asset value at beginning of period	$—	$—
Capital contribution	25.00	23.71
Net investment income (1)	1.37	0.46
Net unrealized appreciation (depreciation) (1)(2)	(2.07)	(0.25)
Net realized gains (losses) (1)	0.01	0.01
(Provision) benefit for taxes on realized and unrealized gains (losses) (1)	(0.02)	(0.01)
Distributions of net investment income to shareholders	(0.82)	(0.45)

Net asset value at end of period	$23.47	$23.47

Total return (3)	(2.91)%	0.87%
Common shares outstanding at beginning of the period or the commencement date	1,000	—
Common shares outstanding at end of period	13,040	2,588
Net assets at the beginning of the period or the commencement date	$25,000	$—
Net assets at end of period	$305,989	$60,738
Average net assets (4)	$160,162	$42,587
Ratio of net investment income to average net assets (5)	5.72%	1.93%
Ratio of total expenses to average net assets (5)(8)	4.47%	1.61%
Ratio of net expenses to average net assets (5)	2.37%	0.80%
Ratio of portfolio turnover to average investments at fair value (5)	20.48%	20.48%
Weighted average outstanding debt	$53,565	$53,565
Average debt per share (1)	$7.39	$7.39
Asset coverage ratio (6)	588.97%	588.97%

(1)	Calculated based upon weighted average shares outstanding for the period.
(2)

The amount shown does not correspond with the net unrealized appreciation on investments for the period from December 10, 2021 (commencement of operations) to September 30, 2022 as it includes the effect of the timing of equity issuances.

(3)

Total return is calculated as the change in NAV per share during the period, plus distributions per share or capital activity, if any, divided by the beginning NAV per share, assuming a dividend reinvestment price equal to the NAV per share at the beginning of the period.

(4)	Calculated based upon the weighted average net assets for the period.
(5)	Financial results for the period from December 10, 2021 (commencement of operations) to September 30, 2022 have not been annualized for purposes of this ratio.
(6)	Based on outstanding senior securities of $75.0 million as of September 30, 2022.
(7)	Class S shares commenced on July 1, 2022.
(8)	Total expenses to average net assets is prior to management fee waivers and expense support provided by the Adviser.

Note 11. Commitments and Contingencies

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its portfolio companies. As indicated in the table below, as of September 30, 2022, off-balance sheet arrangements consisted of $68,962 of unfunded commitments to provide debt financing to certain of the Company’s portfolio companies. Such commitments are subject to the portfolio company’s satisfaction of certain financial and nonfinancial covenants and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statement of Assets and Liabilities.

September 30, 2022
Delta Leasing SPV II LLC	$21,469
Ardonagh Midco 3 PLC	9,592
BioXcel Therapeutics, Inc.	6,930
iCIMs, Inc.	5,472
Grove Hotel Parcel Owner, LLC	5,305
Establishment Labs Holdings Inc.	5,068
ADC Therapeutics SA	4,770
MRI Software LLC	4,754
Innocoll Pharmaceuticals Limited	2,656
Mesoblast, Inc.	1,125
ASP-R-PAC Acquisition Co LLC	588
Kings Buyer, LLC	547
PFNY Holdings, LLC	483
LSL Holdco, LLC	203

$68,962

Note 12. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of and for the period from December 10, 2021 (commencement of operations) to September 30, 2022, except as discussed below.

Share Issuance

On October 1, 2022, the Company issued and sold pursuant to its continuous public offering 668,160 Class I shares for proceeds of $15,682 and 908,493 Class S shares for proceeds of $21,322.

On November 1, 2022, the Company issued and sold pursuant to its continuous public offering 1,097,982 Class I shares for proceeds of $25,616 and 420,403 Class S shares for proceeds of $9,808.

Distributions

On October 26, 2022, the Board of Trustees of the Company declared a regular distribution on its outstanding common shares of beneficial interest in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0166	$0.1634

The distribution was payable to shareholders of record as of October 31, 2022 and paid on November 28, 2022. The distribution was paid in cash or reinvested in Common Shares for shareholders participating in the Company’s distribution reinvestment plan.

On November 21, 2022, the Board of Trustees of the Company declared a regular distribution on its outstanding common shares of beneficial interest in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1900	$—	$0.1900
Class S shares	$0.1900	$0.0165	$0.1735

The distribution is payable to shareholders of record as of November 30, 2022 and will be paid on or about December 28, 2022. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in the Company’s distribution reinvestment plan.

ING Credit Agreement

Effective on and as of October 6, 2022, the Company entered into a subsequent incremental commitment and assumption agreement (the “Subsequent Incremental Commitment and Assumption Agreement”) among the Company, as borrower, the Subsidiary Guarantor, ING, as administrative agent and issuing bank, and Apple Bank For Savings, as an Assuming Lender. Pursuant to the Subsequent Incremental Commitment and Assumption Agreement, Apple Bank For Savings (i) became a Lender under the ING Credit Agreement and (ii) agreed to make a Commitment to us in the amount of $40 million. The Subsequent Incremental Commitment increases the aggregate amount of Commitments under the ING Credit Agreement from $450 million to $490 million.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

NOT FOR EXECUTION

Subscription Agreement for Shares of

Oaktree Strategic Credit Fund

1. Your Investment

A. Investment Information

Investment Amount $

B. Investment Type

☐	Initial Investment

☐	Additional Investment

C. Investment Method

☐	By mail: Please make checks payable to “Oaktree Strategic Credit Fund” and attach to this agreement.*

☐	By wire: Please wire funds according to the instructions below.

Account Name: SS&C GIDS, Inc. as Agent for Oaktree Strategic Credit Fund

Bank Name: UMB Bank, N.A.

ABA Routing No.: 101000695

Account No.: 9872585593

FCC: [Investor Name]

☐	Broker / Financial advisor will make payment on your behalf

*	Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers checks are not accepted.

D. Share Class Selection

☐ Share Class S	☐ Share Class D **	☐ Share Class I **
(The minimum investment is $2,500; minimum subsequent investment is $500)	(The minimum investment is $2,500; minimum subsequent investment is $500)	(The minimum investment is $1,000,000 (unless waived); minimum subsequent investment is $500)

**	Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A. Taxable Accounts	B. Non-Taxable Accounts

Brokerage Account Number	Custodian Account Number

☐ Individual or Joint Tenant With Rights of Survivorship

☐ Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)

☐ Tenants in Common

☐ Community Property

☐ Uniform Gift/Transfer to Minors

☐ IRA (Custodian Signature Required)

☐ Roth IRA (Custodian Signature Required)

☐ SEP IRA (Custodian Signature Required)

☐ Rollover IRA (Custodian Signature Required)

☐ Inherited IRA

☐ Pension Plan (Include Certification of Investment Powers Form)

State of	☐ Other
Date of Birth
☐ Trust (Include Certification of Investment Powers Form or 1st and Last page of Trust Documents)	C. Custodian Information (To Be Completed By Custodian)
☐ C Corporation	Custodian Name
☐ S Corporation	Custodian Tax ID #
☐ Profit-Sharing Plan	Custodian Phone #
☐ Non-Profit Organization
☐ Limited Liability Corporation	Custodian Stamp Here
☐ Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other

Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions

(See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)

Entity Type (Select one. Required)

☐ Retirement Plan	☐ Trust	☐ S-Corp	☐ C-Corp	☐ LLC	☐ Partnership Exempt payee code (if any)
☐ Other				Jurisdiction (if Non-U.S.)
(Attach a completed applicable Form W-8)

Exemption from FATCA reporting code (if any)

E. Certification of Beneficial Owners

All entities are required to complete Appendix C attached hereto.

3. Investor Information

A. Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)

Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name (MI)	Last Name		Gender

Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):
☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN)
Country of Citizenship

Please specify if you are an Oaktree employee/officer/director/affiliate (required): ☐ Oaktree Employee

☐ Oaktree Officer or Director ☐ Immediate Family Member of Oaktree Officer or Director ☐ Oaktree Affiliate ☐ Not Applicable

B. Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name (MI)	Last Name		Gender

Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):
☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN)
Country of Citizenship

Please specify if you are a Oaktree employee/officer/director/affiliate (required): ☐ Oaktree Employee ☐ Oaktree Officer or Director ☐ Immediate Family Member of Oaktree Officer or Director ☐ Oaktree Affiliate ☐ Not Applicable

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

☐ Primary
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Secondary ___%
☐ Primary
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Secondary ___%
☐ Primary
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Secondary ___%
☐ Primary
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Secondary ___%

Custodian/Guardian for a minor Beneficiary (required, cannot be same as Investor or Co-Investor):

D. ERISA Plan Asset Regulations

All investors are required to complete Appendix B attached hereto.

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select only one)

You are NOT automatically enrolled in our Distribution Reinvestment Plan if you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TEXAS, VERMONT OR WASHINGTON.

☐ If you ARE a resident of any of the foregoing states, please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

If you elect to opt out of the Distribution Reinvestment Plan, you will receive any distributions we declare in cash. You may change your election by contacting the Plan Administrator at 844-825-0488. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

A.	☐ Check mailed to street address in 3A (only available for non-custodial investors).

B.	☐ Check mailed to secondary address in 3B (only available for non-custodial investors).

C.	☐ Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A
PRE-VOIDED	CHECK.

D.	☐ Check mailed to Third party Financial Institution (complete section below).

I authorize Oaktree Strategic Credit Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Oaktree Strategic Credit Fund in writing to cancel it. In the event that Oaktree Strategic Credit Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required Information. All fields must be completed.)

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by Oaktree Strategic Credit Fund, all sales of securities must be made through a Broker, including when a Registered Investment Adviser has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by his or her relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker or other financial intermediary introducing you to Oaktree Strategic Credit Fund, Brookfield Oaktree Wealth Solutions LLC (“BOWS”) may be deemed to act as your broker of record in connection with any investment in Oaktree Strategic Credit Fund. BOWS is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If BOWS is your broker of record, then your shares will be held in your name on the books of Oaktree Strategic Credit Fund. BOWS will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature	Date
(if required by Broker)

7. Electronic Delivery Form (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from Oaktree Strategic Credit Fund. If you would like to consent to electronic delivery, including pursuant to email, please sign your initials where indicated below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize Oaktree Strategic Credit Fund to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. You may revoke your consent for electronic delivery at any time by contacting Oaktree Strategic Credit Fund at (855) 777-8001 and we will resume sending you a paper copy of all required documents.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

I consent to electronic delivery _______________________________

E-mail Address ____________________________________________

If blank, the email provided in Section 3A and/or 3B will be used. If no email is provided, you will receive paper copies mailed to your address.

8. Subscriber Signatures

Oaktree Strategic Credit Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Oaktree Strategic Credit Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

8.a. Please Note: All Items in this section 8.a. must be read and initialed

In order to induce Oaktree Strategic Credit Fund to accept this subscription, I hereby represent and warrant to you as follows:

	Primary Investor Initials	Co-Investor Initials
(i) I have received the prospectus (as amended or supplemented) for Oaktree Strategic Credit Fund at least five business days prior to the date hereof.
	Initials	Initials

(ii)  I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials

(iii)   In addition to the minimum income and net worth standards described above, I have reviewed the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS” and have acknowledged that I meet such higher suitability requirements, if any, by including my initials where indicated in Appendix A to this Subscription Agreement.

	Initials	Initials

(iv) If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the minimum income and net worth standards described above.
	Initials	Initials

(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials

(vi) I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials

(vii)  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials

(viii) I acknowledge that Oaktree Strategic Credit Fund may enter into transactions with Oaktree affiliates that involve conflicts of interest as described in the prospectus.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials

(ix) I acknowledge that subscriptions must be submitted at least five business days prior to the first day of each month and that my investment will be effective as of the first day of the applicable month at the NAV per share as of the preceding day. I acknowledge that I will not know the NAV per share at which my investment will be effective at the time I subscribe and that the NAV per share as of the last day of each month will be made available at https://www.osc.brookfieldoaktree.com generally within 20 business days of the last day of each month.

	Initials	Initials

(x)   I acknowledge that if my subscription request is received less than five business days prior to the first day of the month, unless waived, my investment will be effective as of the first day of the next month at the NAV per share as of the preceding day.

	Initials	Initials

(xi) I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month.
	Initials	Initials

(xii)  I acknowledge that I am not committed to purchase shares at the time my subscription request is submitted and before it has been accepted, and I may cancel my subscription at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. I understand that I may cancel my subscription request by notifying the transfer agent, through my financial intermediary or by notifying Oaktree Strategic Credit Fund directly on Oaktree Strategic Credit Fund’s toll-free, automated telephone line, (855) 777-8001.

	Initials	Initials

8.b. If you live in any of the following states, please complete Appendix A to Oaktree Strategic Credit Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Tennessee and Vermont

In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker or other financial intermediary introducing you to Oaktree Strategic Credit Fund, then BOWS may be deemed to be acting as your broker of record in connection with any investment in Oaktree Strategic Credit Fund. For important information in this respect, see Section 6 above.

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by Oaktree Strategic Credit Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

(1)	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4)	The FATCA code(s) entered on this Subscription Agreement (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of Oaktree Strategic Credit Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify Oaktree Strategic Credit Fund and the Broker in writing. The Broker may notify Oaktree Strategic Credit Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and Oaktree Strategic Credit Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

Investors may change their Broker / Financial Advisor of record at any time by contacting Oaktree Strategic Credit Fund Investor Relations at the number indicated below.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of Oaktree Strategic Credit Fund.

Return the completed Subscription Agreement to:

Oaktree Strategic Credit Fund

PO Box 219790

Kansas City, MO 64121-9790

Street and Overnight Address:

Oaktree Strategic Credit Fund

430 W 7th Street Suite 219790

Kansas City, MO 64105-1407

Oaktree Strategic Credit Fund Investor Relations:  (855) 777-8001

Appendix A to Form of Subscription Agreement

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, in addition to the suitability standards set forth above, an investment in Oaktree Strategic Credit Fund will only be sold to me if I have a liquid net worth of at least 10 times my investment in Oaktree Strategic Credit Fund and its affiliates.
	Initials	Initials

If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my net worth in Oaktree Strategic Credit Fund.
	Initials	Initials

If I am an Idaho resident, I must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in Oaktree Strategic Credit Fund shall not exceed 10% of my liquid net worth.
	Initials	Initials

If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit my aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
	Initials	Initials

If I am a Kansas resident, I acknowledge that it is recommended by the Office of the Securities Commissioner that I limit my total investment in Oaktree Strategic Credit Fund’s securities and other non-traded business development companies to not more than 10% of my liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am a Massachusetts resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund and in other illiquid direct participation programs.
	Initials	Initials

If I am a Missouri resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund.
	Initials	Initials

If I am a Nebraska resident, in addition to the suitability standards set forth above, I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of my net worth. (Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.)
	Initials	Initials

If I am a New Jersey resident, (1) I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my total investment in Oaktree Strategic Credit Fund, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.
	Initials	Initials

If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and Oaktree Strategic Credit Fund may not accept from me more than ten percent (10%) of my liquid net worth in shares of Oaktree Strategic Credit Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am a North Dakota resident, I have a net worth of at least ten times my investment in Oaktree Strategic Credit Fund.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund, its affiliates, and in any other non-traded business development company. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am an Oklahoma resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund.
	Initials	Initials

If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund and its affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
	Initials	Initials

If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am a Tennessee resident, I must have a liquid net worth of at least ten times my investment in Oaktree Strategic Credit Fund.
	Initials	Initials

If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am a non-accredited Vermont investor, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
	Initials	Initials

Appendix B to Form of Subscription Agreement

Instructions: All purchasers please complete this Appendix B in its entirety.

1. Are you a “benefit plan investor” within the meaning of the Plan Asset Regulations1 or will you use the assets of a “benefit plan investor”2 to invest in Oaktree Strategic Credit Fund?

☐ Yes ☐ No

2. If Question (1) above is “yes” please indicate what percentage of your assets invested in Oaktree Strategic Credit Fund are considered to be the assets of “benefit plan investors” within the meaning of the Plan Asset Regulations:

%

3. If you are investing the assets of an insurance company general account please indicate what percentage of the insurance company general account’s assets invested in Oaktree Strategic Credit Fund are the assets of “benefit plan investors” within the meaning of Section 401(c)(1)(A) of the Employee Retirement Income Security Act of 1974, as amended, or the regulations promulgated thereunder?

%

4. Please indicate if you are a “Controlling Person” defined as: (i) a person (including an entity), other than a “benefit plan investor” who has discretionary authority or control with respect to the assets of Oaktree Strategic Credit Fund, a person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any “affiliate” of such a person. An “affiliate” of a person includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person. For purposes of this definition, “control,” with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person.

☐ Yes ☐ No

[1]

Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

[2]

The term “benefit plan investor” includes, e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that are subject to section 4975 of the Code (including, e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

Appendix C to Form of Subscription Agreement

I. Instructions

What is this form?

U.S. law requires financial institutions to obtain, verify, and record information about the beneficial owners of legal entity customers.

Who has to complete this form?

This form is applicable to legal entity customers and must be completed by the person opening a new account or establishing a customer relationship on behalf of a legal entity. For the purposes of this form, a legal entity includes a corporation, limited liability company, partnership, personal holding company, statutory trust, or other entity created by the filing of a public document with a Secretary of State or similar office, and any similar business entity formed in the United States or a foreign country. Legal entity does not include sole proprietorships, unincorporated associations, or natural persons opening accounts or establishing a customer relationship on their own behalf.

What information do I have to provide?

This form requires you to provide the name, address, date of birth and social security number (in the case of non-U.S. individuals, a social security number, a passport number or other similar information) for the following individuals (i.e., the beneficial owners):

(i) Each individual, if any, who owns, directly or indirectly, 10 percent or more of the equity interests of the legal entity customer (e.g., each natural person that owns 10 percent or more of the shares of a corporation); and

(ii) An individual with significant responsibility for managing the legal entity customer (e.g., a Chief Executive Officer, Chief Financial Officer, Managing Member, General Partner, President, Vice President, or Treasurer).

II. Certifications of Beneficial Owner(s)

Persons subscribing on behalf of a legal entity must provide the following information:

a. Name and Title of Natural Person:

b. Name, Type, and Address of Legal Entity:

c. The following information for each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 25% or more of the equity interests of the legal entity listed above:

Name	Date of Birth	Address (Residential or Business Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number[1]

(If no individual meets this definition, please write “Not Applicable.”)

d. The following information for one individual with significant responsibility for managing the legal entity listed above, such as:

(i) An executive officer or senior manager (e.g., Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, Treasurer); or

(ii) Any other individual who regularly performs similar functions.

(If appropriate, an individual listed under section (c) above may also be listed in this section (d)).

Name	Date of Birth	Address (Residential or Business Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number

I,                          (name of natural person), hereby certify, to the best of my knowledge, that the information provided above is complete and correct.

Signature:                                                                       Date:

Legal Entity Identifier                                                   (Optional)

[1]

In lieu of a passport number, Non-U.S. Persons may also provide a Social Security Number, an alien identification card number, or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard.

Oaktree Strategic Credit Fund

Maximum Offering of $5,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Oaktree Strategic Credit Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

January 27, 2023

OAKTREE STRATEGIC CREDIT FUND

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following report and financial statements of Oaktree Strategic Credit Fund are provided in Part A of this Registration Statement:

AUDITED FINANCIAL STATEMENTS

(2) Exhibits

(a)	Second Amended and Restated Declaration of Trust of the Registrant(1)

(b)	Amended and Restated Bylaws of Registrant(2)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Distribution Reinvestment Plan, dated as of February 3, 2022(3)

(g)	Amended and Restated Investment Advisory Agreement between the Company and the Adviser, dated as of April 20, 2022(4)

(h)(1)	Second Amended and Restated Distribution Manager Agreement between the Company and the Distribution Manager, dated as of December 9, 2022*

(h)(2)	Form of Selected Intermediary Agreement(5)

(h)(3)	Distribution and Servicing Plan, dated as of February 3, 2022(6)

(j)(1)	Custody Agreement between the Company and The Bank of New York Mellon, as Custodian, dated as of February 3, 2022(7)

(j)(2)	Custody Agreement between the Company and UMB Bank, N.A, dated as of April 20, 2022(8)

(k)(1)	Amended and Restated Administration Agreement between the Company and the Administrator, dated as of April 20, 2022(9)

(k)(3)	Services Agreement between the Company and DST Systems, Inc., as Transfer Agent, dated as of December 21, 2021+(10)

(k)(4)	Multi-Class Plan, dated as of February 3, 2022(11)

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser, dated as of February 3, 2022(12)

(k)(6)	Senior Secured Revolving Credit Agreement, dated as of March 25, 2022, among the Company, as Borrower, the lenders party thereto and ING Capital LLC, as Administrative Agent(13)

(k)(7)	Incremental Commitment and Assumption Agreement, dated as of May 25, 2022, among the Company, the subsidiary guarantor party thereto, ING Capital LLC, as administrative agent and issuing bank, Sumitomo Mitsui Banking Corporation and MUFG Bank, LTD(14)

(k)(8)	Incremental Commitment and Assumption Agreement, dated as of October 6, 2022, among the Company, the subsidiary guarantor party thereto, ING Capital LLC, as administrative agent and issuing bank, Apple Bank For Savings(15)

(l)	Opinion of Richards, Layton & Finger, P.A.(16)

(n)(1)	Consent of Independent Registered Public Accounting Firm*

(n)(2)	Power of Attorney(17)

(p)	Subscription Agreement for Seed Capital(18)

(r)(1)	Code of Ethics of the Fund(19)

(r)(2)	Code of Ethics of the Adviser(20)

*	Filed herewith
+

Certain schedules (or similar attachments) have been omitted pursuant to General Instruction 4 to Item 25 of Form N-2. The Fund agrees to furnish supplementally a copy of any such omitted schedule or other attachment to the SEC upon its request.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed April 22, 2022.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed April 22, 2022.
(3)	Incorporated by reference to exhibit 10.9 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(4)	Incorporated by reference to Exhibit (g) to Amendment No. 1 to the Registrant’s Post-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on April 22, 2022
(5)	Incorporated by reference to Exhibit (h)(2) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021
(6)	Incorporated by reference to exhibit 10.10 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(7)	Incorporated by reference to exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(8)	Incorporated by reference to exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(9)	Incorporated by reference to Exhibit (k)(1) to Amendment No. 1 to the Registrant’s Post-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on April 22, 2022
(10)	Incorporated by reference to exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(11)	Incorporated by reference to exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(12)	Incorporated by reference to exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022
(13)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed March 31, 2022
(14)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed May 27, 2022
(15)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022

(16)	Incorporated by reference to Exhibit (l) to Amendment No. 1 to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on January 20, 2022
(17)	Incorporated by reference to Exhibit (s) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021
(18)	Incorporated by reference to Exhibit (p) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021
(19)	Incorporated by reference to Exhibit (r)(1) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021
(20)	Incorporated by reference to Exhibit (r)(2) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution*

SEC registration fee	$463,500
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue Sky Expenses	$192,815
Advertising and Sales Literature	$706,000
Due Diligence	$318,000
Miscellaneous fees and expenses	$877,685
Total	$6,534,500

*	No securities are being registered with this post-effective amendment. All amounts previously reported.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

OSCF Blocker Holdings, Inc. (Delaware)*	100%

*	Included in the Fund’s consolidated financial statements.

The information contained under the heading “Management of the Fund,” “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our Common Shares as of December 31, 2022.

Title of Class	Number of Record Holders
Class S	694
Class D	0
Class I	106
Total	800

Item 30. Indemnification

The information contained under the heading “Description of our Shares,” “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which Oaktree Fund Advisors, LLC, and each managing director, director or executive officer of Oaktree Fund Advisors, LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Oaktree Fund Advisors, LLC and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-112570), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the Transfer Agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) that, for the purpose of determining any liability under the Securities Act:

(i)	the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule

424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof; and

(7) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on January 27, 2023.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Armen Panossian
Name: Armen Panossian
Title: Chairperson, Chief Executive Officer and Trustee

By:	/s/ Christopher McKown
Name: Christopher McKown
Title: Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Armen Panossian Armen Panossian	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	January 27, 2023

/s/ Christopher McKown Christopher McKown	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 27, 2023

/s/ Jay Ferguson* Jay Ferguson	Trustee	January 27, 2023

/s/ Deborah Gero* Deborah Gero	Trustee	January 27, 2023

/s/ Allison Keller* Allison Keller	Trustee	January 27, 2023

/s/ Stephen Mosko* Stephen Mosko	Trustee	January 27, 2023

*By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Attorney-in-Fact

January 27, 2023

*	Executed pursuant to a power of attorney previously filed as an exhibit to this Registration Statement on December 20, 2021.